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07021450

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME BNP Paribas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FILE NO. 82- 03757

FISCAL YEAR 12-31-06

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/1/07





BNP PARIBAS

AR/S
12-31-06

CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December 2006

(Unaudited)

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards as adopted by the European Union

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2006

In millions of euros	Note	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Interest income	2.a	44,582	32,087
Interest expense	2.a	(35,458)	(24,354)
Commission income		10,395	8,701
Commission expense		(4,291)	(4,154)
Net gain/loss on financial instruments at fair value through profit or loss	2.b	7,573	5,212
Net gain/loss on available-for-sale financial assets	2.c	1,367	1,353
Income from other activities	2.d	23,130	21,607
Expense on other activities	2.d	(19,355)	(18,598)
NET BANKING INCOME		**27,943**	**21,854**
Operating expense		(16,137)	(12,627)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	5.k	(928)	(742)
GROSS OPERATING INCOME		**10,878**	**8,485**
Cost of risk	2.e	(783)	(610)
OPERATING INCOME		**10,095**	**7,875**
Share of earnings of associates		293	352
Net gain on non-current assets		195	211
Change in value of goodwill		(13)	(14)
PRE-TAX NET INCOME		**10,570**	**8,424**
Corporate income tax	2.f	(2,762)	(2,138)
NET INCOME		**7,808**	**6,286**
Net income attributable to minority interests		500	434
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS		**7,308**	**5,852**
Basic earnings per share	8.a	8.03	6.96
Diluted earnings per share	8.a	7.95	6.90

BALANCE SHEET AT 31 DECEMBER 2006

In millions of euros	Note	31 December 2006	31 December 2005
ASSETS			
Cash and amounts due from central banks and post office banks		9,642	7,115
Financial assets at fair value through profit or loss	5.b	744,858	700,525
Derivatives used for hedging purposes	5.c	2,803	3,087
Available-for-sale financial assets	5.d	96,739	92,706
Loans and receivables due from credit institutions	5.a	75,170	45,009
Loans and receivables due from customers	5.e	393,133	301,196
Remeasurement adjustment on interest-rate risk hedged portfolios		(295)	(61)
Held-to-maturity financial assets	5.g	15,149	15,445
Current and deferred tax assets	5.h	3,443	2,135
Accrued income and other assets	5.i	66,915	65,327
Investments in associates	5.j	2,772	1,823
Investment property	5.k	5,813	5,255
Property, plant and equipment	5.k	12,470	9,213
Intangible assets	5.k	1,569	1,225
Goodwill	5.l	10,162	8,079
TOTAL ASSETS		**1,440,343**	**1,258,079**
LIABILITIES			
Due to central banks and post office banks		939	742
Financial liabilities at fair value through profit or loss	5.b	653,328	610,681
Derivatives used for hedging purposes	5.c	1,335	1,015
Due to credit institutions	5.a	143,650	118,893
Due to customers	5.e	298,652	247,494
Debt securities	5.f	121,559	84,629
Remeasurement adjustment on interest-rate risk hedged portfolios		367	901
Current and deferred tax liabilities	5.h	2,306	2,206
Accrued expenses and other liabilities	5.i	53,661	48,446
Technical reserves of insurance companies	5.m	87,044	76,523
Provisions for contingencies and charges	5.n	4,718	3,850
Subordinated debt	5.f	17,960	16,706
TOTAL LIABILITIES		**1,385,519**	**1,212,086**
CONSOLIDATED EQUITY			
Share capital and additional paid-in capital		*15,589*	*9,701*
Retained earnings		*21,590*	*19,694*
Net income for the period attributable to shareholders		*7,308*	*5,852*
Total capital and retained earnings attributable to shareholders		44,487	35,247
Unrealised or deferred gains and losses attributable to shareholders		5,025	5,471
Shareholders' equity		**49,512**	**40,718**
Minority interests		5,312	5,275
Total consolidated equity		**54,824**	**45,993**
TOTAL LIABILITIES AND EQUITY		**1,440,343**	**1,258,079**

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN 1 JANUARY 2005 AND 31 DECEMBER 2006

	Shareholders' equity				
In millions of euros	Share capital and additional paid-in capital	Preferred shares and equivalent instruments	Elimination of own equity instruments	Retained earnings and net income for the period	Total capital and retained earnings
Consolidated equity at 1 January 2005 before appropriation of net income	12,109	-	(2,661)	19,270	28,718
Appropriation of net income for 2004				(1,659)	(1,659)
Consolidated equity at 1 January 2005 after appropriation of net income	12,109	-	(2,661)	17,611	27,059
Movements arising from relations with shareholders					
Increase in share capital	286				286
Reduction in share capital	(2,694)		2,694		-
Issue of preferred shares		2,424			2,424
Movements in own equity instruments			(235)	(63)	(298)
Share-based payment plans			37	35	72
Dividends on preferred shares				(19)	(19)
Interim dividends paid out of net income for the period					-
Transaction carried out with minority interests				(92)	(92)
	(2,408)	2,424	2,496	(139)	2,373
Other movements				(37)	(37)
Unrealised or deferred gains and losses for the period :					
Changes in fair value of financial intruments through shareholders' equity					-
Changes in fair value of financial intruments through profit or loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 2005				5,852	5,852
Consolidated equity at 31 December 2005 before appropriation of net income	9,701	2,424	(165)	23,287	35,247
Appropriation of net income for 2005				(2,163)	(2,163)
Consolidated equity at 31 December 2005 after appropriation of net income	9,701	2,424	(165)	21,124	33,084
Movements arising from relations with shareholders					
Increase in share capital	5,905				5,905
Issue and redemption of preferred shares		2,023			2,023
Movements in own equity instruments			(1,706)	(70)	(1,776)
Share-based payment plans			85	30	115
Dividends on preferred shares				(80)	(80)
Interim dividends paid out of net income for the period					-
Impact of the acquisition of a controlling interest in BNL					-
Impact of acquisitions carried out subsequently to the acquisition of a controlling interest in BNL				(2,090)	(2,090)
Other transactions carried out with minority interests				16	16
	5,905	2,023	(1,621)	(2,194)	4,113
Other movements	(17)			(1)	(18)
Unrealised or deferred gains and losses for the period :					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit or loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 2006				7,308	7,308
Consolidated equity at 31 December 2006	15,589	4,447	(1,786)	26,237	44,487

(1) The portion of net income for the period attributable to minority shareholders in respect of whose shares the Group has granted a put option has been transferred to retained earnings attributable to BNP Paribas shareholders, on the "Other movements" line. The corresponding amount for the year ended 31 December 2006 was EUR 10 million, compared with EUR 3 million in the year ended 31 December 2005.

Shareholders' equity (cont'd)					Minority interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority Interests	Total consolidated equity
(172)	3,329	436	3,593	32,311	4,925	(111)	4,814	37,125
			-	(1,659)	(106)		(106)	(1,765)
(172)	3,329	436	3,593	30,652	4,819	(111)	4,708	35,360
			-	286			-	286
			-	-			-	-
			-	2,424	163		163	2,587
			-	(298)			-	(298)
			-	72			-	72
			-	(19)	(259)		(259)	(278)
			-	-			-	-
			-	(92)	22		22	(70)
-	-	-	-	2,373	(74)	-	(74)	2,299
			-	(37)	6		6	(31)
	2,018	(190)	1,828	1,828		1	1	1,829
	(702)		(702)	(702)			-	(702)
545			545	545		203	203	748
(7)	212	2	207	207			-	207
538	1,528	(188)	1,878	1,878	-	204	204	2,082
			-	5,852	431 [1]		431	6,283
366	4,857	248	5,471	40,718	5,182	93	5,275	45,993
				(2,163)	(125)		(125)	(2,288)
366	4,857	248	5,471	38,555	5,057	93	5,150	43,705
			-	5,905			-	5,905
			-	2,023	(369)		(369)	1,654
			-	(1,776)			-	(1,776)
			-	115			-	115
			-	(80)	(225)		(225)	(305)
			-	-	(13)		(13)	(13)
			-	-	2,368		2,368	2,368
			-	(2,090)	(2,360)		(2,360)	(4,450)
			-	16	390		390	406
-	-	-	-	4,113	(209)	-	(209)	3,904
			-	(18)	13		13	(5)
	1,103	(262)	841	841		26	26	867
	(553)	(99)	(652)	(652)			-	(652)
(663)			(663)	(663)		(158)	(158)	(821)
(1)	24	5	28	28			-	28
(664)	574	(356)	(446)	(446)	-	(132)	(132)	(578)
				7,308	490 [1]		490	7,798
(298)	5,431	(108)	5,025	49,512	5,351	(39)	5,312	54,824

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2006

In millions of euros	Note	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Pre-tax net income		**10,570**	**8,424**
Non-monetary items included in pre-tax net income and other adjustments		**12,949**	**(2,723)**
Net depreciation/amortisation expense on property, plant and equipment and intangible assets		2,542	2,240
Impairment of goodwill and other non-current assets		20	(25)
Net addition to provisions		8,336	4,947
Share of earnings of associates		(293)	(352)
Net (income) from investing activities		(194)	(205)
Net loss (income) from financing activities		(249)	25
Other movements		2,787	(9,353)
Net decrease in cash related to assets and liabilities generated by operating activities		**(8,153)**	**(8,439)**
Net increase in cash related to transactions with credit institutions		4,308	15,493
Net increase (decrease) in cash related to transactions with customers		11,485	(13,991)
Net decrease in cash related to transactions involving other financial assets and liabilities		(19,576)	(6,044)
Net decrease in cash related to transactions involving non-financial assets and liabilities		(2,424)	(2,406)
Taxes paid		(1,946)	(1,491)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS GENERATED BY OPERATING ACTIVITIES		**15,366**	**(2,738)**
Net decrease in cash related to acquisitions and disposals of consolidated entities	8.c	(11,661)	(733)
Net decrease related to property, plant and equipment and intangible assets		(1,348)	(981)
NET DECREASE IN CASH AND EQUIVALENTS RELATED TO INVESTING ACTIVITIES		**(13,009)**	**(1,714)**
Increase (decrease) in cash and equivalents related to transactions with shareholders		1,750	(2,050)
Increases in cash and equivalents generated by other financing activities		3,875	7,320
NET INCREASE IN CASH AND EQUIVALENTS RELATED TO FINANCING ACTIVITIES		**5,625**	**5,270**
EFFECT OF MOVEMENTS IN EXCHANGE RATES ON CASH AND EQUIVALENTS		**(473)**	**401**
NET INCREASE IN CASH AND EQUIVALENTS		**7,509**	**1,219**
Balance of cash and equivalent accounts at the start of the period		**8,565**	**7,346**
Net balance of cash accounts and accounts with central banks and post office banks		6,642	6,634
Net balance of demand loans and deposits - credit institutions		1,923	712
Balance of cash and equivalent accounts at the end of the period		**16,074**	**8,565**
Net balance of cash accounts and accounts with central banks and post office banks		8,712	6,642
Net balance of demand loans and deposits - credit institutions		7,362	1,923
NET INCREASE IN CASH AND EQUIVALENTS		**7,509**	**1,219**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES APPLIED BY THE BNP PARIBAS GROUP

1.a APPLICABLE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS) were applied to the consolidated financial statements from 1 January 2005 (the date of first-time adoption) in accordance with the requirements of IFRS 1 "First-time Adoption of International Financial Reporting Standards" and of other IFRS, based on the version and interpretations of standards adopted within the European Union.

Upon first-time adoption of international financial reporting standards at 1 January 2005, the BNP Paribas Group continued classifying undated subordinated debt and other undated subordinated notes as a component of debt (see note 5f). Since the date of first-time adoption, the International Financial Reporting Interpretations Committee (IFRIC) has been asked to consider the classification of such instruments under IAS 32 "Financial Instruments: Disclosure and Presentation". The IFRIC rejected the request for an interpretation in November 2006, but comments received regarding this issue will be examined by the International Accounting Standard Board (IASB). Pending a formal opinion from the IASB, BNP Paribas continues to classify these instruments as debt rather than equity. The impacts of reclassifying the instruments as equity would not be material.

1.b CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated financial statements of BNP Paribas include all entities under the exclusive or joint control of the Group or over which the Group exercises significant influence, with the exception of those entities whose consolidation is regarded as immaterial to the Group. The consolidation of an entity is regarded as immaterial if it fails to meet any of the following thresholds: a contribution of more than EUR 8 million to consolidated net banking income, more than EUR 1 million to consolidated gross operating income or net income before tax (versus EUR 4 million in 2005), or more than EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Subsidiaries are consolidated from the date on which the Group obtains effective control. Entities under temporary control are included in the consolidated financial statements until the date of disposal.

The Group also consolidates special purpose entities (SPEs) formed specifically to manage a transaction or a group of transactions with similar characteristics, even where the Group has no equity interest in the entity, provided that the substance of the relationship indicates that the Group exercises control as assessed by reference to the following criteria:

- the activities of the SPE are being conducted exclusively on behalf of the Group, such that the Group obtains benefits from those activities;

- the Group has the decision-making and management powers to obtain the majority of the benefits of the ordinary activities of the SPE (as evidenced, for example, by the power to dissolve the SPE, to amend its bylaws, or to exercise a formal veto over amendments to its bylaws);
- the Group has the ability to obtain the majority of the benefits of the SPE, and therefore may be exposed to risks incident to the activities of the SPE. These benefits may be in the form of rights to some or all of the SPE's earnings, to a share of its net assets, to benefit from one or more assets, or to receive the majority of the residual assets in the event of liquidation;
- the Group retains the majority of the risks taken by the SPE in order to obtain benefits from its activities. This would apply, for example, if the risk exposure of outside investors is significantly reduced as a result of a guarantee from a Group company.

CONSOLIDATION METHODS

Enterprises under the exclusive control of the Group are fully consolidated. The Group has exclusive control over an enterprise where it is in a position to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities. Exclusive control is presumed to exist when the BNP Paribas Group owns, directly or indirectly, more than half of the voting rights of an enterprise. It also exists when the Group has power to govern the financial and operating policies of the enterprise under an agreement; to appoint or remove the majority of the members of the board of directors or equivalent governing body; or to cast the majority of votes at meetings of the board of directors or equivalent governing body.

Currently exercisable or convertible potential voting rights are taken into account when determining the percentage of control held.

Jointly-controlled companies are consolidated by the proportional method. The Group exercises joint control when under a contractual arrangement, strategic financial and operating decisions require the unanimous consent of the parties that share control.

Enterprises over which the Group exercises significant influence (associates) are accounted for by the equity method. Significant influence is the power to participate in the financial and operating policy decision-making of an enterprise without exercising control. Significant influence is presumed to exist when the Group holds, directly or indirectly, 20% or more of the voting power of an enterprise. Interests of less than 20% are excluded from consolidation unless they represent a strategic investment and the Group effectively exercises significant influence. This applies to companies developed in partnership with other groups, where the BNP Paribas Group participates in the strategic decision-making of the enterprise through representation on the board of directors or equivalent governing body, exercises influence over the enterprise's operational management by supplying management systems or decision-making tools, and provides technical assistance to support the enterprise's development.

Changes in the net assets of associates (companies accounted for under the equity method) are recognised in "Investments in associates" on the assets side of the balance sheet, and in the relevant component of shareholders' equity. Goodwill on associates is also included in "Investments in associates".

If the Group's share of losses of an associate equals or exceeds the carrying amount of its investment in the associate, the Group discontinues including its share of further losses. The investment is reported at nil value. Additional losses of the associate are provided for only to the extent that the Group has a legal or constructive obligation to do so, or has made payments on behalf of the associate.

Minority interests are presented separately in the consolidated profit and loss account and balance sheet. The calculation of minority interests takes account of outstanding cumulative preferred shares classified as equity instruments and issued by subsidiaries, and held outside the Group.

Realised gains and losses on investments in consolidated undertakings are recognised in the profit and loss account under "Net gain on non-current assets".

CONSOLIDATION PROCEDURES

The consolidated financial statements are prepared using uniform accounting policies for reporting like transactions and other events in similar circumstances.

- Elimination of intragroup balances and transactions

Intragroup balances arising from transactions between consolidated enterprises, and the transactions themselves (including income, expenses and dividends), are eliminated. Profits and losses arising from intragroup sales of assets are eliminated, except where there is an indication that the asset sold is impaired. Unrealised gains and losses included in the value of available-for-sale assets are maintained in the consolidated financial statements.

- Translation of financial statements expressed in foreign currencies

The consolidated financial statements of BNP Paribas are prepared in euros.

The financial statements of enterprises whose functional currency is not the euro are translated using the closing rate method. Under this method, all assets and liabilities, both monetary and non-monetary, are translated using the spot exchange rate at the balance sheet date. Income and expense items are translated at the average rate for the period.

The same method is applied to the financial statements of enterprises located in hyperinflationary economies, after adjusting for the effects of inflation by applying a general price index.

Differences arising on the translation of balance sheet items and profit and loss items are recorded in shareholders' equity under "Cumulative translation adjustment" for the portion attributable to shareholders, and in "Minority interests" for the portion attributable to outside investors. Under the optional treatment permitted by IFRS 1, the Group has reset at zero, by transfer to retained earnings, all cumulative translation differences attributable to shareholders and to minority interests in the opening balance sheet at 1 January 2004.

On liquidation or disposal of some or all of the interest held in a foreign enterprise, the portion of the cumulative translation adjustment recorded in shareholders' equity in respect of the interest liquidated or disposed of is recognised in the profit and loss account.

BUSINESS COMBINATIONS AND MEASUREMENT OF GOODWILL

- Business combinations

Business combinations are accounted for by the purchase method. Under this method, the acquiree's identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are measured at fair value at the acquisition date except for non-current assets classified as assets held for sale, which are accounted for at fair value less costs to sell. The Group may recognise any adjustments to the provisional accounting within 12 months of the acquisition date.

The cost of a business combination is the fair value, at the date of exchange, of assets given, liabilities assumed, and equity instruments issued to obtain control of the acquiree, plus any costs directly attributable to the combination.

Goodwill represents the difference between the cost of the combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the acquisition date. Positive goodwill is recognised in the acquirer's balance sheet, and negative goodwill is recognised immediately in profit or loss, on the acquisition date.

Goodwill is recognised in the functional currency of the acquiree and translated at the closing exchange rate.

The BNP Paribas Group tests goodwill for impairment on a regular basis.

As permitted under IFRS 1, business combinations that took place before 1 January 2004 and were recorded in accordance with the previously applicable accounting standards (French GAAP), have not been restated in accordance with the principles set out above.

- Cash-generating units

The BNP Paribas Group has split all its activities into cash-generating units[1], representing major business lines. This split is consistent with the Group's organisational structure and management methods, and reflects the independence of each unit in terms of results and management methods; it is subject to regular review in order to take account of events likely to affect the composition of cash-generating units, such as acquisitions, disposals and major reorganisations.

- Testing cash-generating units for impairment

Goodwill allocated to cash-generating units is tested for impairment annually and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit with its recoverable amount. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, writing down the goodwill by the excess of the carrying amount of the unit over its recoverable amount.

- Recoverable amount of a cash-generating unit

The recoverable amount of a cash-generating unit is the higher of the fair value of the unit and its value in use.

Fair value is the price that would be obtained from selling the unit at the market conditions prevailing at the date of measurement, as determined mainly by reference to actual prices of recent transactions involving similar entities or on the basis of stock market multiples for comparable companies.

Value in use is based on an estimate of the future cash flows to be generated by the cash-generating unit, derived from the annual forecasts prepared by the unit's management and approved by Group Executive Management and from analyses of long-term trends of the market positioning of the unit's activities. These cash flows are discounted at a rate that reflects the return that investors would require from an investment in the business sector and region involved.

1.c FINANCIAL ASSETS AND FINANCIAL LIABILITIES

LOANS AND RECEIVABLES

Loans and receivables include credit provided by the Group, the Group's share in syndicated loans, and purchased loans that are not quoted in an active market, unless they are held for trading purposes. Loans that are quoted in an active market are classified as "Available-for-sale financial assets" and measured using the methods applicable to this category.

[1] As defined by IAS 36.

Loans and receivables are initially measured at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate on the loan.

Loans and receivables are subsequently measured at amortised cost. The income from the loan, representing interest plus transaction costs and fees/commission included in the initial value of the loan, is calculated using the effective interest method and taken to profit or loss over the life of the loan.

Commission earned on financing commitments prior to the inception of a loan is deferred and included in the value of the loan when the loan is made.

Commission earned on financing commitments where the probability of drawdown is low, or there is uncertainty as to the timing and amount of drawdowns, is recognised on a straight-line basis over the life of the commitment.

REGULATED SAVINGS AND LOAN CONTRACTS

Home savings accounts (*Comptes Épargne-Logement* – "CEL") and home savings plans (*Plans d'Épargne Logement* – "PEL") are government-regulated retail products sold in France. They combine a savings phase and a loan phase which are inseparable, with the loan phase contingent upon the savings phase.

These products contain two types of obligation for BNP Paribas: (i) an obligation to pay interest on the savings for an indefinite period, at a rate set by the government on inception of the contract (in the case of PEL products) or at a rate reset every six months using an indexation formula set by law (in the case of CEL products); and (ii) an obligation to lend to the customer (at the customer's option) an amount contingent upon the rights acquired during the savings phase, at a rate set on inception of the contract (in the case of PEL products) or at a rate contingent upon the savings phase (in the case of CEL products).

The Group's future obligations in respect of each generation (in the case of PEL products, a generation comprises all products with the same interest rate at inception; in the case of CEL products, all such products constitute a single generation) are measured by discounting potential future earnings from at-risk outstandings for that generation.

At-risk outstandings are estimated on the basis of a historical analysis of customer behaviour, and equate to:

- for the loan phase: statistically probable loan outstandings and actual loan outstandings;
- for the savings phase: the difference between statistically probable outstandings and minimum expected outstandings, with minimum expected outstandings being deemed equivalent to unconditional term deposits.

Earnings for future periods from the savings phase are estimated as the difference between (i) the reinvestment rate and (ii) the fixed savings interest rate on at-risk savings outstandings for the period in question. Earnings for future periods from the loan phase are estimated as the difference between (i) the refinancing rate and (ii) the fixed loan interest rate on at-risk loan outstandings for the period in question.

The reinvestment rate for savings and the refinancing rate for loans are derived from the swap yield curve and from the spreads expected on financial instruments of similar type and maturity. Spreads are determined on the basis of actual spreads on (i) fixed-rate home loans in the case of the loan phase and (ii) euro-denominated life assurance products in the case of the savings phase. In order to reflect the uncertainty of future interest rate trends, and the impact of such trends on customer behaviour models and on at-risk outstandings, the obligations are estimated using the Monte Carlo method.

Where the sum of the Group's estimated future obligations in respect of the savings and loan phases of any generation of contracts indicates a potentially unfavourable situation for the Group, a provision is recognised (with no offset between generations) in the balance sheet in "Provisions for contingencies and charges". Movements in this provision are recognised as interest income in the profit and loss account.

SECURITIES

- Categories of securities

Securities held by the Group are classified in one of three categories.

- Financial assets at fair value through profit or loss

  Financial assets at fair value through profit or loss comprise:

  - financial assets held for trading purposes;
  - financial assets that the Group has opted, on initial recognition, to recognise and measure at fair value through profit or loss using the fair value option available under IAS 39.

  Securities in this category are measured at fair value at the balance sheet date. Changes in fair value (excluding accrued interest on fixed-income securities) are presented in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss", along with dividends from variable-income securities and realised gains and losses on disposal.

  Income earned on fixed-income securities classified in this category is shown under "Interest income" in the profit and loss account.

  Fair value incorporates an assessment of the counterparty risk on these securities.

- Held-to-maturity financial assets

  Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold until maturity. Hedges contracted to cover assets in this category against interest rate risk do not qualify for hedge accounting as defined in IAS 39.

  Assets in this category are accounted for at amortised cost using the effective interest method, which builds in amortisation of premium and discount (corresponding to the difference between the purchase price and redemption value of the asset) and incidental acquisition costs (where material). Income earned from this category of assets is included in "Interest income" in the profit and loss account.

- Available-for-sale financial assets

  Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "fair value through profit or loss" or "held-to-maturity".

  Assets included in the available-for-sale category are initially recorded at fair value plus transaction costs where material. At the balance sheet date, they are remeasured to fair value, with changes in fair value (excluding accrued interest) shown on a separate line in shareholders' equity, "Unrealised or deferred gains or losses". On disposal, or on recognition of an impairment loss, these unrealised gains and losses are transferred from shareholders' equity to the profit and loss account, where they are shown on the line "Net gain/loss on available-for-sale financial assets".

  Gains and losses realised on disposal of available-for-sale financial assets are taken to the profit and loss account under "Net gain/loss on available-for-sale financial assets". Income recognised using the effective interest method derived from fixed-income available-for-sale securities is recorded in "Interest income" in the profit and loss account. Dividend income from variable-income securities is recognised in "Net gain/loss on available-for-sale financial assets" when the Group's right to receive payment is established.

- Repurchase agreements and securities lending/borrowing

Securities temporarily sold under repurchase agreements continue to be recorded in the Group's balance sheet in the category of securities to which they belong. The corresponding liability is recognised in the appropriate debt category in the balance sheet except in the case of repurchase agreements contracted for trading purposes, where the corresponding liability is classified in "Financial liabilities at fair value through profit or loss".

Securities temporarily acquired under reverse repurchase agreements are not recognised in the Group's balance sheet. The corresponding receivable is recognised in "Loans and receivables" except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding receivable is recognised in "Financial assets at fair value through profit or loss".

Securities lending transactions do not result in derecognition of the loaned securities, and securities borrowing transactions do not result in recognition of the borrowed securities in the balance sheet, except in cases where the borrowed securities are subsequently sold by the Group. In such cases, the obligation to deliver the borrowed securities on maturity is recognised in the balance sheet under "Financial liabilities at fair value through profit or loss".

- Date of recognition for securities transactions

Accounting classification	*Date of recognition*
- At fair value through profit or loss	Trade date
- Held-to-maturity financial assets	Trade date
- Available-for-sale financial assets	Trade date
- Repurchase agreements at fair value through profit or loss	Settlement date
- Repurchase agreements in loans & receivables and debt	Settlement date
- Sale of borrowed securities	Settlement date

Securities transactions are carried on the balance sheet until the Group's rights to receive the related cash flows expire, or until the Group has transferred substantially all the risks and rewards incident to ownership of the securities.

FOREIGN CURRENCY TRANSACTIONS

The methods used to account for assets and liabilities relating to foreign currency transactions entered into by the Group, and to measure the foreign exchange risk arising on such transactions, depends upon whether the asset or liability in question is classified as a monetary or a non-monetary item.

- Monetary assets and liabilities[1] expressed in foreign currencies

  Monetary assets and liabilities expressed in foreign currencies are translated into the functional currency of the relevant Group entity at the closing rate. Translation differences are recognised in the profit and loss account, except for those arising on financial instruments designated as a cash flow hedge or a net foreign investment hedge, which are recognised in shareholders' equity.

- Non-monetary assets and liabilities expressed in foreign currencies

[1] Monetary assets and liabilities are assets and liabilities to be received or paid in fixed or determinable amounts of money.

Non-monetary assets may be measured either at historical cost or at fair value. Non-monetary assets expressed in foreign currencies are translated using the exchange rate at the date of the transaction if they are measured at historical cost, and at the closing rate if they are measured at fair value.

Translation differences on non-monetary assets expressed in foreign currencies and measured at fair value (variable-income securities) are recognised in the profit and loss account if the asset is classified in "Financial assets at fair value through profit or loss", and in shareholders' equity if the asset is classified in "Available-for-sale *financial* assets", unless the financial asset in question is designated as an item hedged against foreign exchange risk in a fair value hedging relationship, in which case the translation difference is recognised in the profit and loss account.

IMPAIRMENT OF FINANCIAL ASSETS

- Impairment of loans and receivables and held-to-maturity financial assets, provisions for financing and guarantee commitments

An impairment loss is recognised against loans and held-to-maturity financial assets when there is objective evidence of a measurable decrease in value as a result of an event occurring after inception of the loan or acquisition of the asset. Loans are assessed for evidence of impairment initially on an individual basis, and subsequently on a portfolio basis. Similar principles are applied to financing and guarantee commitments entered into by the Group.

At individual level, the amount of the impairment is the difference between the carrying amount before impairment and the present value, discounted at the original effective interest rate of the asset, of those components (principal, interest, collateral, etc.) regarded as recoverable. Changes in the amount of impairment losses are taken to the profit and loss account under "Cost of risk". Any subsequent decrease in an impairment loss that can be related objectively to an event occurring after the impairment loss was recognised is credited to the profit and loss account, also under "Cost of risk". Once an asset has been impaired, the notional interest earned on the carrying amount of the asset (calculated at the original effective interest rate used to discount the estimated recoverable cash flows) is recognised in "Interest income" in the profit and loss account.

Counterparties that are not individually impaired are risk-assessed on the basis of portfolios of loans with similar characteristics. This assessment draws upon an internal rating system based on historical data, adjusted as necessary to reflect circumstances prevailing at the balance sheet date. It enables the Group to identify groups of counterparties which, as a result of events occurring since inception of the loans, have collectively acquired a probability of default at maturity that provides objective evidence of impairment of the entire portfolio, but without it being possible at that stage to allocate the impairment to individual counterparties. This assessment also estimates the amount of the loss on the portfolios in question, taking account of trends in the economic cycle during the assessment period. Changes in the amount of portfolio impairments are taken to the profit and loss account under "Cost of risk".

- Impairment of available-for-sale financial assets

Impairment of available-for-sale financial assets (which mainly comprise securities) is recognised on an individual basis if there is objective evidence of impairment as a result of one or more events occurring since acquisition. In the case of variable-income securities quoted in an active market, a prolonged or significant decline in the quoted price below acquisition cost is regarded as objective evidence of impairment.

Impairment losses taken against fixed-income securities are recognised in "Cost of risk", and may be reversed through the profit and loss account in the event of an increase in fair value that relates objectively to an event occurring after the last impairment was recognised.

Impairment losses taken against variable-income securities are recognised as a component of net banking income on the line "Net gain/loss on available-for-sale financial assets", and may not be reversed through the profit and loss account until the securities in question are sold. Any subsequent decline in fair value constitutes an additional impairment loss, recognised in the profit and loss account.

ISSUES OF DEBT SECURITIES

Financial instruments issued by the Group qualify as debt instruments if the Group company issuing the instruments has a contractual obligation to deliver cash or another financial asset to the holder of the instrument. The same applies if the Group may be obliged to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group, or to deliver a variable number of the Group's own equity instruments.

Issues of debt securities are initially recognised at the issue value including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

Bonds redeemable for or convertible into equity instruments of the Group are accounted for as hybrid instruments with a debt component and an equity component, determined on initial recognition.

OWN EQUITY INSTRUMENTS AND OWN EQUITY INSTRUMENT DERIVATIVES

The term "own equity instruments" refers to shares issued by the parent company (BNP Paribas SA) or by its fully-consolidated subsidiaries.

Own equity instruments held by the Group, also known as treasury shares, are deducted from consolidated shareholders' equity irrespective of the purpose for which they are held. Gains and losses arising on such instruments are eliminated from the consolidated profit and loss account.

Equity instruments issued by subsidiaries under the exclusive control of BNP Paribas are in substance equivalent to equity instruments of the parent company. Consequently, when the Group acquires equity instruments issued by such subsidiaries, the difference between the acquisition price and the share of net assets acquired is recorded in retained earnings attributable to BNP Paribas shareholders. Similarly, the liability corresponding to put options granted to minority shareholders in such subsidiaries, and changes in the value of that liability, are offset initially against minority interests, with any surplus offset against retained earnings attributable to BNP Paribas shareholders.

Own equity instrument derivatives are treated as follows, depending on the method of settlement:

- as equity instruments if they are settled by physical delivery of a fixed number of own equity instruments for a fixed amount of cash or other financial asset. Such instruments are not revalued;
- as debt instruments if the contract includes an obligation, whether contingent or not, for the issuer to repurchase its own shares;
- as derivatives if they are settled in cash, or if the issuer can choose whether they are settled by physical delivery of the shares or in cash. Changes in value of such instruments are taken to the profit and loss account.

DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

All derivative instruments are recognised in the balance sheet on the trade date at the transaction price, and are remeasured to fair value on the balance sheet date.

- Derivatives held for trading purposes

Derivatives held for trading purposes are recognised in the balance sheet in "Financial assets at fair value through profit or loss" when their fair value is positive, and in "Financial liabilities at fair value through profit or loss" when their fair value is negative. Realised and unrealised gains and losses are taken to the profit and loss account on the line "Net gain/loss on financial instruments at fair value through profit or loss".

- Derivatives and hedge accounting

Derivatives contracted as part of a hedging relationship are designated according to the purpose of the hedge.

Fair value hedges are used in particular to hedge interest rate risk on fixed-rate assets and liabilities, both for identified financial instruments (securities, debt issues, loans, borrowings) and for portfolios of financial instruments (in particular, demand deposits and fixed-rate loans).

Cash flow hedges are used in particular to hedge interest rate risk on floating-rate assets and liabilities, including rollovers, and foreign exchange risk on highly probable forecast foreign currency revenues.

At the inception of the hedge, the Group prepares formal documentation of the hedging relationship identifying the instrument (or portion of the instrument or portion of risk) that is being hedged; the hedging strategy and the type of risk covered; the hedging instrument; and the methods used to assess the effectiveness of the hedging relationship.

On inception and at least quarterly, the Group assesses, consistently with the original documentation, the actual (retrospective) and expected (prospective) effectiveness of the hedging relationship. Retrospective effectiveness tests are designed to assess whether actual changes in the fair value or cash flows of the hedging instrument and the hedged item are within a range of 80% to 125%. Prospective effectiveness tests are designed to ensure that expected changes in the fair value or cash flows of the derivative over the residual life of the hedge adequately offset those of the hedged item. For highly probable forecast transactions, effectiveness is assessed largely on the basis of historical data for similar transactions.

Under the so-called "carve-out" from IAS 39 adopted by the European Union, interest rate risk hedging relationships based on portfolios of assets or liabilities qualify for fair value hedge accounting as follows:

- the risk designated as being hedged is the interest rate risk associated with the interbank rate component of interest rates on commercial banking transactions (loans to customers, savings accounts and demand deposits);
- the instruments designated as being hedged correspond, for each maturity band, to a portion of the interest rate gap associated with the hedged underlyings;
- the hedging instruments used consist exclusively of "plain vanilla" swaps;
- prospective hedge effectiveness is established by the fact that all derivatives must, on inception, have the effect of reducing interest rate risk in the portfolio of hedged underlyings. Retrospectively, a hedge will be disqualified from hedge accounting once a shortfall arises in the underlyings specifically associated with that hedge for each maturity band (due to prepayment of loans or withdrawals of deposits).

The accounting treatment of derivatives and hedged items depends on the hedging strategy.

In a fair value hedging relationship, the derivative instrument is remeasured at fair value in the balance sheet, with changes in fair value taken to profit or loss in "Net gain/loss on financial instruments at fair value through profit or loss", symmetrically with the remeasurement of the hedged item to reflect the hedged risk. In the balance sheet, the fair value remeasurement of the hedged component is recognised in accordance with the classification of the hedged item in the case of a hedge of identified assets and liabilities, or under "Remeasurement adjustment on interest rate risk hedged portfolios" in the case of a portfolio hedging relationship.

If a hedging relationship ceases or no longer fulfils the effectiveness criteria, the hedging instrument is transferred to the trading book and accounted for using the treatment applied to this asset category. In the case of identified fixed-income instruments, the remeasurement adjustment recognised in the balance sheet is amortised at the effective interest rate over the remaining life of the instrument. In the case of interest rate risk hedged fixed-income portfolios, the adjustment is amortised on a straight-line basis over the remainder of the original term of the hedge. If the hedged item no longer appears in the balance sheet, in particular due to prepayments, the adjustment is taken to the profit and loss account immediately.

In a cash flow hedging relationship, the derivative is stated at fair value in the balance sheet, with changes in fair value taken to shareholders' equity on a separate line, "Unrealised or deferred gains or losses". The amounts taken to shareholders' equity over the life of the hedge are transferred to the profit and loss account under "Net interest income" as and when the cash flows from the hedged item impact profit or loss. The hedged items continue to be accounted for using the treatment specific to the asset category to which they belong.

Cash flow hedges contracted to protect the Group against foreign currency risk qualified for cash flow hedge accounting up to 31 December 2005, whenever the currency hedged was a currency other than the euro. In an amendment to IAS 39 effective 1 January 2006, transactions carried out in the functional currency of the entity initiating the transaction may no longer be designated as the hedged item in a foreign currency cash flow hedge. Any such hedges existing at that date were therefore disqualified from hedge accounting.

If the hedging relationship ceases or no longer fulfils the effectiveness criteria, the cumulative amounts recognised in shareholders' equity as a result of the remeasurement of the hedging instrument remain in equity until the hedged transaction itself impacts profit or loss, or until it becomes clear that the transaction will not occur, at which point they are transferred to the profit and loss account.

If the hedged item ceases to exist, the cumulative amounts recognised in shareholders' equity are immediately taken to the profit and loss account.

Whatever the hedging strategy used, any ineffective portion of the hedge is recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

Hedges of net foreign-currency investments in subsidiaries and branches are accounted for in the same way as cash flow hedges. The gains and losses initially recognised in shareholders' equity are taken to the profit and loss account when the net investment is sold or liquidated in full or in part.

- Embedded derivatives

Derivatives embedded in hybrid financial instruments are extracted from the value of the host contract and accounted for separately as a derivative if the hybrid instrument is not recorded as a financial asset or liability at fair value through profit or loss and if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.

DETERMINATION OF FAIR VALUE

Financial assets and liabilities classified as fair value through profit or loss, and financial assets classified as available-for-sale, are measured and accounted for at fair value, defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. On initial recognition, the value of a financial instrument is generally the transaction price (i.e., the value of the consideration paid or received).

Method of determining fair value

Fair value is determined:

- on the basis of quoted prices in an active market; or,
- using valuation techniques involving:

- mathematical calculation methods based on accepted financial theories; and
- parameters derived in some cases from the prices of instruments traded in active markets, and in others from statistical estimates or other quantitative methods.

The distinction between the two valuation methods is made according to whether or not the instrument is traded in an active market.

A market for an instrument is regarded as active, and hence liquid, if there is regular trading in that market, bids and offers are matched, or instruments are traded that are very similar to the instrument being valued.

- Instruments traded in active markets

If quoted prices in an active market are available, they are used to determine fair value. This method is used for quoted securities and for derivatives traded on organised markets such as futures and options.

The majority of over-the-counter derivatives, swaps, forward rate agreements, caps, floors and standard options are traded in active markets. Valuations are determined using generally accepted models (discounted cash flows, Black-Scholes model, interpolation techniques) based on quoted market prices for similar instruments or underlyings.

The valuation derived from these models is adjusted for liquidity and credit risk.

Starting from valuations derived from median market prices, price adjustments are used to value the net position in each financial instrument at bid price in the case of short positions, or at asking price in the case of long positions. Bid price is the price at which a counterparty would buy the instrument, and asking price is the price at which a seller would sell the same instrument.

A counterparty risk adjustment is applied to the valuation derived from the model in order to reflect the credit quality of the derivative instrument.

- Instruments traded in inactive markets

- Products traded in inactive markets and valued using an internal valuation model based on directly observable parameters or on parameters derived from observable data

  Some financial instruments, although not traded in an active market, are valued using methods based on observable market data.

  These models use market parameters calibrated on the basis of observable data such as yield curves, implicit volatility layers of options, default rates, and loss assumptions obtained from consensus data or from active over-the-counter markets. Valuations derived from these models are adjusted for liquidity risk and credit risk.

  The margin generated when these financial instruments are traded is taken to the profit and loss account immediately.

- Products traded in inactive markets and valued using an internal valuation model based on parameters that are not observable or only partially observable

  Some complex financial instruments, which are usually tailored, illiquid or have long maturities, are valued using internally-developed techniques or techniques that are based on data only partially observable on active markets.

  In the absence of observable data, these instruments are measured on initial recognition in a way that reflects the transaction price, regarded as the best indication of fair value. Valuations derived from these models are adjusted for liquidity risk and credit risk.

The margin generated when these complex financial instruments are traded (day one profit) is deferred and taken to the profit and loss account over the period during which the valuation parameters are expected to remain non-observable. When parameters that were originally non-observable become observable, or when the valuation can be substantiated by comparison with recent similar transactions in an active market, the unrecognised portion of the day one profit is released to the profit and loss account.

- Unlisted equity securities

The fair value of unquoted equity securities is measured by comparison with recent transactions in the equity of the company in question carried out with an independent third party on an arm's length basis. If no such reference is available, the valuation is determined either on the basis of generally accepted practices (EBIT or EBITDA multiples) or of the Group's share of net assets as calculated using the most recently available information.

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

The amendment to IAS 39 relating to the "fair value option" was adopted by the European Union on 15 November 2005, with effect from 1 January 2005.

This option allows entities to designate any financial asset or financial liability on initial recognition as measured at fair value, with changes in fair value recognised in profit or loss, in the following cases:

- hybrid financial instruments containing one or more embedded derivatives which otherwise would have been extracted and accounted for separately;
- where using the option enables the entity to eliminate or significantly reduce a mismatch in the measurement and accounting treatment of assets and liabilities that would arise if they were to be classified in separate categories;
- where a group of financial assets and/or financial liabilities is managed and measured on the basis of fair value, under a properly documented management and investment strategy.

BNP Paribas applies this option primarily to financial assets related to unit-linked business (in order to achieve consistency of treatment with the related liabilities), and to structured issues containing significant embedded derivatives.

INCOME AND EXPENSES ARISING FROM FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Income and expenses arising from financial instruments measured at amortised cost and from fixed-income securities classified in "Available-for-sale financial assets" are recognised in the profit and loss account using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the asset or liability in the balance sheet. The effective interest rate calculation takes account of (i) all fees received or paid that are an integral part of the effective interest rate of the contract, (ii) transaction costs, and (iii) premiums and discounts.

The method used by the Group to recognise service-related commission income and expenses depends upon the nature of the service. Commission treated as an additional component of interest is included in the effective interest rate, and is recognised in the profit and loss account in "Net interest income". Commission payable or receivable on execution of a significant transaction is recognised in the profit and loss account in full on execution of the transaction, under "Net commission income". Commission payable or receivable for recurring services is recognised over the term of the service, also under "Net commission income".

Commission received in respect of financial guarantee commitments is regarded as representing the fair value of the commitment. The resulting liability is subsequently amortised over the term of the commitment, under commission income in net banking income.

External costs that are directly attributable to an issue of new shares are deducted from equity net of all related taxes.

DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group derecognises all or part of a financial asset either (i) when the contractual rights to the cash flows from the asset expire or (ii) when the Group transfers the contractual rights to the cash flows from the asset and substantially all the risks and rewards of ownership of the asset. Unless these conditions are fulfilled, the Group retains the asset in its balance sheet and recognises a liability for the obligation created as a result of the transfer of the asset.

The Group derecognises all or part of a financial liability when the liability is extinguished in full or in part.

NETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

A financial asset and a financial liability are offset and the net amount presented in the balance sheet if, and only if, the Group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.d INSURANCE

The specific accounting policies relating to assets and liabilities generated by insurance contracts and financial contracts with a discretionary participation feature written by fully-consolidated insurance companies are retained for the purposes of the consolidated financial statements. These policies comply with IFRS 4.

All other insurance company assets and liabilities are accounted for using the policies applied to the Group's assets and liabilities generally, and are included in the relevant balance sheet and profit and loss account headings in the consolidated financial statements.

ASSETS

Financial assets and non-current assets are accounted for using the policies described elsewhere in this note. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date with changes in fair value taken to profit or loss.

Financial assets representing technical provisions related to unit-linked business are shown in "Financial assets at fair value through profit or loss", and are stated at the realisable value of the underlying assets at the balance sheet date.

LIABILITIES

The Group's obligations to policyholders and beneficiaries are shown in "Technical reserves of insurance companies", and comprise:

- liabilities relating to insurance contracts carrying a significant insurance risk (e.g., mortality or disability) and to financial contracts with a discretionary participation feature, which are covered by IFRS 4. A discretionary participation feature is one which gives life policyholders the right to receive, as a supplement to guaranteed benefits, a share of actual profits.

- liabilities relating to other financial contracts, which are covered by IAS 39, are shown in "Due to customers".

Unit-linked contract liabilities are measured by reference to the fair value of the underlying assets at the balance sheet date.

The technical reserves of life insurance subsidiaries consist primarily of mathematical reserves, which generally correspond to the surrender value of the contract.

The benefits offered relate mainly to the risk of death (term life insurance, annuities, loan repayment, guaranteed minimum on unit-linked contracts) and, for borrowers insurance, to disability, incapacity and unemployment risks. These types of risks are controlled by the use of appropriate mortality tables (certified tables in the case of annuity-holders), medical screening appropriate to the level of benefit offered, statistical monitoring of insured populations, and reinsurance programmes.

Non-life technical reserves include unearned premium reserves (corresponding to the portion of written premiums relating to future periods) and outstanding claims reserves, inclusive of claims handling costs.

The adequacy of technical reserves is tested at the balance sheet date by comparing them with the average value of future cash flows as derived from stochastic analyses. Any adjustments to technical reserves are taken to the profit and loss account for the period. A capitalisation reserve is set up in individual statutory accounts on the sale of amortisable securities in order to defer part of the net realised gain and hence maintain the yield to maturity on the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified to "Policyholders' surplus" on the liabilities side of the consolidated balance sheet; a deferred tax liability is recognised on the portion taken to shareholders' equity.

This item also includes the policyholders' surplus reserve resulting from the application of shadow accounting. This represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

PROFIT AND LOSS ACCOUNT

Income and expenses arising on insurance contracts written by the Group are recognised in the profit and loss account under "Income from other activities" and "Expenses on other activities".

Other insurance company income and expenses are included in the relevant profit and loss account item. Consequently, movements in the policyholders' surplus reserve are shown on the same line as gains and losses on the assets that generated the movements.

1.e PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets shown in the consolidated balance sheet comprise assets used in operations and investment property.

Assets used in operations are those used in the provision of services or for administrative purposes, and include non-property assets leased by the Group as lessor under operating leases.

Investment property comprises property assets held to generate rental income and capital gains.

Property, plant and equipment and intangible assets are initially recognised at purchase price plus directly attributable costs, together with borrowing costs where a long period of construction or adaptation is required before the asset can be brought into service.

Software developed internally by the BNP Paribas Group that fulfils the criteria for capitalisation is capitalised at direct development cost, which includes external costs and the labour costs of employees directly attributable to the project.

Subsequent to initial recognition, property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation and any impairment losses. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date, with changes in fair value taken to profit or loss.

The depreciable amount of property, plant and equipment and intangible assets is calculated after deducting the residual value of the asset. Only assets leased by the Group as lessor under operating leases are presumed to have a residual value, as the useful life of property, plant and equipment and intangible assets used in operations is generally the same as their economic life.

Property, plant and equipment and intangible assets are depreciated or amortised using the straight-line method over the useful life of the asset. Depreciation and amortisation expense is recognised in the profit and loss account under "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Where an asset consists of a number of components that may require replacement at regular intervals, or that have different uses or different patterns of consumption of economic benefits, each component is recognised separately and depreciated using a method appropriate to that component. The BNP Paribas Group has adopted the component-based approach for property used in operations and for investment property.

The depreciation periods used for office property are as follows: 80 years or 60 years for the shell (for prime and other property respectively); 30 years for facades; 20 years for general and technical installations; and 10 years for fixtures and fittings.

Software is amortised, depending on its type, over periods of no more than 8 years in the case of infrastructure developments and 3 years or 5 years in the case of software developed primarily for the purpose of providing services to customers.

Software maintenance costs are expensed as incurred. However, expenditure that is regarded as upgrading the software or extending its useful life is included in the initial acquisition or production cost.

Depreciable property, plant and equipment and intangible assets are tested for impairment if there is an indication of potential impairment at the balance sheet date. Non-depreciable assets are tested for impairment at least annually, using the same method as for goodwill allocated to cash-generating units.

If there is an indication of impairment, the new recoverable amount of the asset is compared with the carrying amount. If the asset is found to be impaired, an impairment loss is recognised in the profit and loss account. This loss is reversed in the event of a change in the estimated recoverable amount or if there is no longer an indication of impairment. Impairment losses are taken to the profit and loss account in "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Gains and losses on disposals of property, plant and equipment and intangible assets used in operations are recognised in the profit and loss account in "Net gain on non-current assets".

Gains and losses on disposals of investment property are recognised in the profit and loss account in "Income from other activities" or "Expenses on other activities".

1.f LEASES

Group companies may be either the lessee or the lessor in a lease agreement.

LESSOR ACCOUNTING:

Leases contracted by the Group as lessor are categorised as either finance leases or operating leases.

- Finance leases:

In a finance lease, the lessor transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is treated as a loan made to the lessee to finance the purchase of the asset.

The present value of the lease payments, plus any residual value, is recognised as a receivable. The net income earned from the lease by the lessor is equal to the amount of interest on the loan, and is taken to the profit and loss account under "Interest income". The lease payments are spread over the lease term, and are allocated to reduction of the principal and to interest such that the net income reflects a constant rate of return on the net investment outstanding in the lease. The rate of interest used is the rate implicit in the lease.

Individual and portfolio impairments of lease receivables are determined using the same principles as applied to other loans and receivables.

- Operating leases:

An operating lease is a lease under which substantially all the risks and rewards of ownership of an asset are not transferred to the lessee.

The asset is recognised under property, plant and equipment in the lessor's balance sheet and depreciated on a straight-line basis over the lease term. The depreciable amount excludes the residual value of the asset. The lease payments are taken to the profit and loss account in full on a straight-line basis over the lease term. Lease payments and depreciation expense are taken to the profit and loss account under "Income from other activities" and "Expenses on other activities".

LESSEE ACCOUNTING:

Leases contracted by the Group as lessee are categorised as either finance leases or operating leases.

- Finance leases:

A finance lease is treated as an acquisition of an asset by the lessee, financed by a loan. The leased asset is recognised in the balance sheet of the lessee at the lower of its fair value or the present value of the minimum lease payments calculated at the interest rate implicit in the lease. A matching liability, equal to the fair value of the leased asset or the present value of the minimum lease payment, is also recognised in the balance sheet of the lessee. The asset is depreciated using the same method as that applied to owned assets, after deducting the residual value from the amount initially recognised, over the useful life of the asset. The lease obligation is accounted for at amortised cost.

- Operating leases:

The asset is not recognised in the balance sheet of the lessee. Lease payments made under operating leases are taken to the profit and loss account of the lessee on a straight-line basis over the lease term.

1.g NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Where the Group decides to sell non-current assets and it is highly probable that the sale will occur within twelve months, these assets are shown separately in the balance sheet, on the line "Non-current assets held for sale". Any liabilities associated with these assets are also shown separately in the balance sheet, on the line "Liabilities associated with non-current assets held for sale".
Once classified in this category, non-current assets and groups of assets and liabilities are measured at the lower of carrying amount or fair value less costs to sell.
Such assets are no longer depreciated. If an asset or group of assets and liabilities becomes impaired, an impairment loss is recognised in the profit and loss account. Impairment losses may be reversed.

Where a group of assets and liabilities held for sale represents a major business line, it is categorised as a "discontinued operation". Discontinued operations include operations that are held for sale, operations that have been shut down, and subsidiaries acquired exclusively with a view to resale.
All gains and losses related to discontinued operations are shown separately in the profit and loss account, on the line "Post-tax gain/loss on discontinued operations and assets held for sale". This line includes the post-tax profits or losses of discontinued operations, the post-tax gain or loss arising from remeasurement at fair value less costs to sell, and the post-tax gain or loss on disposal of the operation.

1.h EMPLOYEE BENEFITS

Employee benefits are classified in one of four categories:

- short-term benefits such as salary, annual leave, incentive plans, profit-sharing and additional payments;
- long-term benefits, including compensated absences, long-service awards, and other types of cash-based deferred compensation;
- termination benefits;
- post-employment benefits, including top-up banking industry pensions in France and pension plans in other countries, some of which are operated through pension funds.

- Short-term benefits

The Group recognises an expense when it has used services rendered by employees in exchange for employee benefits.

- Long-term benefits

These are benefits (other than post-employment benefits and termination benefits) which do not fall wholly due within twelve months after the end of the period in which the employees render the associated service. This relates in particular to compensation deferred for more than twelve months, which is accrued in the financial statements for the period in which it is earned.

The actuarial techniques used are similar to those used for defined-benefit post-employment benefits, except that actuarial gains and losses are recognised immediately and no "corridor" is applied. The effect of any plan amendments regarded as relating to past service is also recognised immediately.

- Termination benefits

Termination benefits are employee benefits payable as a result of a decision by the Group to terminate a contract of employment before the legal retirement age or a decision by an employee to accept voluntary redundancy in exchange for a benefit. Termination benefits falling due more than twelve months after the balance sheet date are discounted.

- Post-employment benefits

In accordance with IFRS, the BNP Paribas Group draws a distinction between defined-contribution plans and defined-benefit plans.

Defined-contribution plans do not give rise to an obligation for the Group and consequently do not require a provision. The amount of employer's contributions payable during the period is recognised as an expense.

Only defined-benefit schemes give rise to an obligation for the Group. This obligation must be measured and recognised as a liability by means of a provision.

The classification of plans into these two categories is based on the economic substance of the plan, which is reviewed to determine whether the Group has a legal or constructive obligation to pay the agreed benefits to employees.

Post-employment benefit obligations under defined-benefit plans are measured using actuarial techniques that take account of demographic and financial assumptions.

The amount of the obligation recognised as a liability is measured on the basis of the actuarial assumptions applied by the Group, using the projected unit credit method. This method takes account of various parameters such as demographic assumptions, the probability that employees will leave before retirement age, salary inflation, a discount rate, and the general inflation rate. The value of any plan assets is deducted from the amount of the obligation.

Where the value of the plan assets exceeds the amount of the obligation, an asset is recognised if it represents a future economic benefit for the Group in the form of a reduction in future contributions or a future partial refund of amounts paid into the plan.

The amount of the obligation under a plan, and the value of the plan assets, may show significant fluctuations from one period to the next due to changes in actuarial assumptions, thereby giving rise to actuarial gains and losses. The Group applies the "corridor" method in accounting for actuarial gains and losses. Under this method, the Group is allowed to recognise, starting in the following period, only that portion of actuarial gains and losses that exceeds the greater of (i) 10% of the present value of the gross defined-benefit obligation or (ii) 10% of the fair value of plan assets at the end of the previous period.

At the date of first-time adoption, BNP Paribas elected for the exemption allowed under IFRS 1, under which all unamortised actuarial gains and losses at 1 January 2004 are recognised as a deduction from equity at that date.

The effects of plan amendments on past service cost are recognised in profit or loss over the full vesting period of the amended benefits.

The annual expense recognised in the profit and loss account under "Salaries and employee benefits" in respect of defined-benefit plans comprises the current service cost (the rights vested in each employee during the period in return for service rendered), interest cost (the effect of discounting the obligation), the expected return on plan assets, amortisation of actuarial gains and losses and past service cost arising from plan amendments, and the effect of any plan curtailments or settlements.

1.i SHARE-BASED PAYMENT

Share-based payment transactions are payments based on shares issued by the Group, whether the transaction is settled in the form of equity or cash, of which the amount is based on trends in the value of BNP Paribas shares.

IFRS 2 requires share-based payments granted after 7 November 2002 to be recognised as an expense. The amount recognised is the value of the share-based payment made to the employee.

The Group grants stock subscription option plans and deferred share-based compensation plans to employees, and also offers them the possibility of subscribing for specially-issued BNP Paribas shares at a discount on condition that they retain the shares for a specified period.

- Stock option plans

The expense related to stock option plans is recognised at the date of grant if the grantee immediately acquires rights to the shares, or over the vesting period if the benefit is conditional upon the grantee's continued employment. This expense, the credit entry for which is posted to shareholders' equity, is calculated on the basis of the overall plan value, determined at the grant date by the Board of Directors. In the absence of any market for these instruments, mathematical valuation models are used. The total expense of a plan is determined by multiplying the unit value per option by the estimated number of options that will vest at the end of the vesting period, taking account of conditions regarding the grantee's continued employment.

The only assumptions revised during the vesting period, and hence resulting in a remeasurement of the expense, are those relating to the probability that employees will leave the Group and those relating to performance conditions that are not linked to the value of BNP Paribas shares.

A similar accounting treatment is applied to deferred share-based compensation plans.

- Share subscriptions offered to employees under the company savings plan

Share subscriptions offered to employees under the company savings plan (*Plan d'Épargne Entreprise*) at lower-than-market rates over a specified period do not include a vesting period. However, employees are prohibited by law from selling shares acquired under this plan for a period of five years. This restriction is taken into account in measuring the benefit to the employees, which is reduced accordingly. The benefit equals the difference between the fair value of the share (after allowing for the restriction on sale) and the acquisition price paid by the employee at the subscription date, multiplied by the number of shares acquired.

The cost of the mandatory five-year holding period is equivalent to the cost of a strategy involving the forward sale of shares subscribed at the time of the capital increase reserved for employees and the cash purchase of an equivalent number of BNP Paribas shares on the market, financed by a loan repaid at the end of a five-year period out of the proceeds from the forward sale transaction. The interest rate on the loan is the rate that would be applied to a five-year general purpose loan taken out by an individual with an average risk profile.

1.j PROVISIONS RECORDED UNDER LIABILITIES

Provisions recorded under liabilities (other than those relating to financial instruments, employee benefits and insurance contracts) mainly relate to restructuring, claims and litigation, fines and penalties, and tax risks.

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle an obligation arising from a past event, and a reliable estimate can be made of the amount of the obligation. The amount of such obligations is discounted, where the impact of discounting is material, in order to determine the amount of the provision.

1.k CURRENT AND DEFERRED TAXES

The current income tax charge is determined on the basis of the tax laws and tax rates in force in each country in which the Group operates during the period in which the income is generated.

Deferred taxes are recognised when temporary differences arise between the carrying amount of an asset or liability in the balance sheet and its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences other than:

- taxable temporary differences on initial recognition of goodwill;
- taxable temporary differences on investments in enterprises under the exclusive or joint control of the Group, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and unused carryforwards of tax losses only to the extent that it is probable that the entity in question will generate future taxable profits against which these temporary differences and tax losses can be offset.

Deferred tax assets and liabilities are measured using the liability method, using the tax rate which is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been or will have been enacted by the balance sheet date of that period. They are not discounted.

Deferred tax assets and liabilities are offset when they arise within a group tax election under the jurisdiction of a single tax authority, and there is a legal right of offset.

Current and deferred taxes are recognised as tax income or expense in the profit and loss account, except deferred taxes relating to unrealised gains or losses on available-for-sale assets or to changes in the fair value of instruments designated as cash flow hedges, which are taken to shareholders' equity.

When tax credits on revenues from receivables and equity securities are used to settle corporate income tax payable for the period, the tax credits are recognised on the same line as the income to which they relate. The corresponding tax expense continues to be carried in the profit and loss account under corporate income tax.

1.l STATEMENT OF CASH FLOWS

The cash and cash equivalents balance is composed of the net balance of cash accounts and accounts with central banks and post office banks, and the net balance of interbank demand loans and deposits.

Changes in cash and cash equivalents related to operating activities reflect cash flows generated by the Group's operations, including cash flows related to investment property, held-to-maturity financial assets and negotiable certificates of deposit.

Changes in cash and cash equivalents related to investing activities reflect cash flows resulting from acquisitions and disposals of subsidiaries, associates or joint ventures included in the consolidated group, as well as acquisitions and disposals of property, plant and equipment excluding investment property and property held under operating leases.

Changes in cash and cash equivalents related to financing activities reflect the cash inflows and outflows resulting from transactions with shareholders, cash flows related to bonds and subordinated debt, and debt securities (excluding negotiable certificates of deposit).

1.m USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Preparation of the financial statements requires managers of core businesses and corporate functions to make assumptions and estimates that are reflected in the measurement of income and expense in the profit and loss account and of assets and liabilities in the balance sheet, and in the disclosure of information in the notes to the financial statements. This requires the managers in question to exercise their judgement and to make use of information available at the date of preparation of the financial statements when making their estimates. The actual future results from operations in respect of which managers have made use of estimates may in reality differ from those estimates. This may have a material effect on the financial statements.

This applies in particular to:

- impairment losses recognised to cover credit risks inherent in banking intermediation activities;
- the use of internally-developed models to measure positions in financial instruments that are not quoted in organised markets;
- calculations of the fair value of unquoted financial instruments classified in "Available-for-sale financial assets", "Financial assets at fair value through profit or loss" or "Financial liabilities at fair value through profit or loss", and (more generally) calculations of the fair value of financial instruments subject to a fair value disclosure requirement;
- impairment tests performed on intangible assets;
- the appropriateness of the designation of certain derivative instruments as cash flow hedges, and the measurement of hedge effectiveness;
- estimates of the residual value of assets leased under finance leases or operating leases, and (more generally) of assets on which depreciation is charged net of their estimated residual value;
- the measurement of provisions for contingencies and charges.

2. NOTES TO THE PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2006

2.a NET INTEREST INCOME

The BNP Paribas Group includes in "Interest income" and "Interest expense" all income and expense from financial instruments measured at amortised cost (interest, fees/commissions, transaction costs), and from financial instruments measured at fair value that do not meet the definition of derivative instruments. These amounts are calculated using the effective interest method. The change in fair value on financial instruments at fair value through profit or loss (excluding accrued interest) is recognised in "Net gain/loss on financial instruments at fair value through profit or loss".

Interest income and expense on derivatives accounted for as fair value hedges are included with the revenues generated by the hedged item.

Interest income and expense arising from derivatives used to hedge transactions designated as at fair value through profit or loss is allocated to the same accounts as the interest income and expense relating to the underlying transactions. Applied for the first time in 2006, this allocation provides a better economic representation of transactions designated as at fair value through profit or loss by adopting a symmetrical treatment for interest relating to the hedged item and interest relating to the hedge, and is consistent with the classification selected for the hedged financial instruments concerned. If this treatment had been applied in 2005 it would have led to the reclassification of EUR 411 million in income from the caption "Net gain/loss on financial instruments at fair value through profit or loss" to "Trading book – debt securities" included in net interest income.

In millions of euros	Year to 31 Dec. 2006			Year to 31 Dec. 2005		
	Income	Expense	Net	Income	Expense	Net
Customer items	**20,255**	**(8,481)**	**11,774**	**14,269**	**(5,916)**	**8,353**
Deposits, loans and borrowings	18,984	(8,339)	10,645	13,279	(5,794)	7,485
Repurchase agreements	12	(90)	(78)	7	(83)	(76)
Finance leases	1,259	(52)	1,207	983	(39)	944
Interbank items	**4,412**	**(6,329)**	**(1,917)**	**3,548**	**(5,389)**	**(1,841)**
Deposits, loans and borrowings	4,202	(5,924)	(1,722)	3,378	(5,210)	(1,832)
Repurchase agreements	210	(405)	(195)	170	(179)	(9)
Debt securities issued	-	**(5,634)**	**(5,634)**	-	**(3,535)**	**(3,535)**
Cash flow hedge instruments	**2,805**	**(1,455)**	**1,350**	**1,801**	**(891)**	**910**
Interest rate portfolio hedge instruments	**452**	**(92)**	**360**	**424**	**(310)**	**114**
Trading book	**12,724**	**(13,467)**	**(743)**	**8,051**	**(8,313)**	**(262)**
Fixed-income securities	2,686	-	2,686	1,994	-	1,994
Repurchase agreements	9,946	(11,234)	(1,288)	6,022	(6,649)	(627)
Loans / Borrowings	92	(124)	(32)	35	(99)	(64)
Debt securities	-	(2,109)	(2,109)	-	(1,565)	(1,565)
Available-for-sale financial assets	**3,184**	-	**3,184**	**3,213**	-	**3,213**
Held-to-maturity financial assets	**750**	-	**750**	**781**	-	**781**
Total interest income/(expense)	**44,582**	**(35,458)**	**9,124**	**32,087**	**(24,354)**	**7,733**

Interest income on individually impaired loans amounted to EUR 309 million at 31 December 2006, compared with EUR 201 million at 31 December 2005.

2.b NET GAIN/LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

"Net gain/loss on financial instruments at fair value through profit or loss" includes all profit and loss items relating to financial instruments managed in the trading book and financial instruments that the Group has designated as at fair value through profit or loss under the fair value option, other than interest income and expense which are recognised in "Net interest income" (Note 2.a).

Net gains/losses on the trading book also include gains and losses due to ineffectiveness of fair value hedges, cash flow hedges or net foreign investment hedges.

In millions of euros	Year to 31 Dec. 2006			Year to 31 Dec. 2005
	Trading book	Assets designated at fair value through profit or loss	Total	Total
Fixed-income securities	266	273	539	145
Variable-income securities	9,888	276	10,164	10,398
of which dividends	*2,008*	*52*	*2,060*	*1,722*
Derivative instruments	(3,935)	-	(3,935)	(5,962)
Repurchase agreements	(20)	12	(8)	27
Loans	(3)	(133)	(136)	42
Borrowings	29	32	61	(13)
Remeasurement of interest-rate risk hedged portfolios	185	-	185	59
Remeasurement of currency positions	703	-	703	516
Total	**7,113**	**460**	**7,573**	**5,212**

2.c NET GAIN/LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS

"Net gain/loss on available-for-sale financial assets" includes net gains or losses on non-derivative financial assets not classified as either loans and receivables or held-to-maturity investments.

In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Fixed-income securities (1)	**38**	**93**
Disposal gains and losses	38	93
Equities and other variable-income securities	**1,329**	**1,260**
Dividend income	452	293
Additions to impairment provisions	(77)	(71)
Net disposal gains	954	1,038
Total	**1,367**	**1,353**

(1) Interest income from available-for-sale fixed-income securities is included in "Net interest income" (Note 2.a), and impairment losses related to potential issuer default are included in "Cost of risk" (Note 2.e).

Unrealised gains and losses - previously recorded under "Unrealised or deferred gains and losses" - and taken to the profit and loss account amounted to EUR 725 million during the year ended 31 December 2006, compared with EUR 861 million for the year ended 31 December 2005.

2.d NET INCOME FROM OTHER ACTIVITIES

In millions of euros	Year to 31 Dec. 2006			Year to 31 Dec. 2005		
	Income	Expense	Net	Income	Expense	Net
Net income from insurance activities	18,066	(15,767)	2,299	16,875	(15,117)	1,758
Net income from investment property	735	(225)	510	695	(229)	466
Net income from assets held under operating leases	3,586	(3,018)	568	3,433	(2,919)	514
Net income from property development activities	136	(34)	102	121	(35)	86
Other	607	(311)	296	483	(298)	185
Total net income from other activities	**23,130**	**(19,355)**	**3,775**	**21,607**	**(18,598)**	**3,009**

Net income from insurance activities

In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Gross premiums written	14,701	11,527
Movement in technical reserves	(8,470)	(7,329)
Claims and benefits expense	(6,462)	(5,442)
Reinsurance ceded, net	(22)	(7)
Change in value of admissible investments related to unit-linked business	2,509	2,953
Other income and expense	43	56
Total net income from insurance activities	**2,299**	**1,758**

“Claims and benefits expense” includes expenses arising from surrenders, maturities and claims relating to insurance contracts. "Movement in technical reserves" reflects changes in the value of financial contracts, in particular unit-linked contracts. Interest paid on such contracts is recognised in “Interest expense”.

Operating leases

In millions of euros	31 December 2006	31 December 2005
Future minimum lease payments receivable under non-cancellable leases	**3,349**	**2,972**
Payments receivable within 1 year	1,472	1,229
Payments receivable after 1 year but within 5 years	1,841	1,654
Payments receivable beyond 5 years	36	89

Future minimum lease payments receivable under non-cancellable leases comprise payments that the lessee is required to make during the lease term.

2.e COST OF RISK AND IMPAIRMENT LOSSES RECOGNISED FOR CREDIT AND COUNTERPARTY RISK

"Cost of risk" represents the net amount of impairment losses recognised in respect of credit risks inherent in the Group's banking intermediation activities, plus any impairment losses relating to counterparty risks on over-the-counter derivative instruments.

Cost of risk for the period

Cost of risk for the period in millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Additions to impairment provisions	(3,632)	(2,166)
Reversals of impairment provisions	2,857	1,651
Recoveries on loans and receivables previously written off	247	129
Irrecoverable loans and receivables not covered by impairment provisions	(255)	(224)
Total cost of risk for the period	**(783)**	**(610)**

Cost of risk for the period by asset type in millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Loans and receivables due from credit institutions	2	10
Loans and receivables due from customers	(810)	(540)
Available-for-sale financial assets	6	9
Other assets	(7)	(2)
Off-balance sheet commitments and other items	26	(87)
Total cost of risk for the period	**(783)**	**(610)**

Provisions for impairment: credit and counterparty risks

Movement in impairment provisions during the period In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Total impairment provisions at start of period	**11,094**	**11,328**
Additions to impairment provisions	3,632	2,166
Reversals of impairment provisions	(2,857)	(1,651)
Utilisation of impairment provisions	(1,429)	(1,468)
Impact of the consolidation of Banca Nazionale del Lavoro	4,143	-
Effect of exchange rate movements and other items	(128)	719
Total impairment provisions at end of period	**14,455**	**11,094**

Impairment provisions by asset type, in millions of euros	31 December 2006	31 December 2005
Impairment of assets		
Loans and receivables due from credit institutions	92	163
Loans and receivables due from customers	13,525	10,459
Available-for-sale financial assets	133	152
Other assets	27	20
Total impairment provisions against financial assets	**13,777**	**10,794**
Provisions recognised as liabilities		
Provisions for off-balance sheet commitments		
- to credit institutions (Note 4.b)	3	2
- to customers (Note 4.b)	235	242
Other items subject to provisions	440	56
Total provisions recognised as liabilities	**678**	**300**
Total impairment provisions	**14,455**	**11,094**

2.f CORPORATE INCOME TAX

Net corporate income tax expense

In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Current tax expense for the period	(2,304)	(1,773)
Net deferred tax expense for the period (Note 5.h)	(458)	(365)
Net corporate income tax expense	**(2,762)**	**(2,138)**

The tax saving arising from the recognition of unused carryforwards of tax losses or the deduction for tax purposes of expenses recognised in previous periods was EUR 71 million for the year ended 31 December 2006, compared with EUR 45 million for the year ended 31 December 2005.

Analysis of effective tax rate

In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Net income	7,808	6,286
Corporate income tax expense	(2,762)	(2,138)
Average effective tax rate	**26.1%**	**25.4%**
Standard tax rate in France	33.3%	33.3%
Differential in tax rates applicable to foreign entities	-3.4%	-3.7%
Items taxed at reduced rate in France	-2.0%	-3.6%
Permanent differences	0.1%	0.1%
Other items	-1.9%	-0.7%
Average effective tax rate	**26.1%**	**25.4%**

3. SEGMENT INFORMATION

The Group is composed of four core businesses:

- French Retail Banking;
- International Retail Banking and Financial Services (IRBFS): financial services (consumer credit, leasing, equipment loans and home loans), plus retail banking activities in the United States (BancWest) and in emerging and overseas markets;
- Asset Management and Services (AMS): Securities Services, Private Banking, Asset Management, Online Savings and Brokerage, Insurance and Real Estate Services;
- Corporate and Investment Banking (CIB), comprising Advisory & Capital Markets (Equities, Fixed Income & Forex, Corporate Finance) and Financing (Structured Loans & Financing plus Commodity, Energy and Project Financing).

In addition to these four core businesses are the operations conducted by Banca Nazionale del Lavoro (BNL), which was acquired by the Group in the second quarter of 2006 (see Note 8.c). BNL's contribution to income since the acquisition date is set out below.

Other activities mainly comprise the Private Equity business of BNP Paribas Capital, the Klépierre property investment company, and the Group's corporate functions.

Inter-segment transactions are conducted at arm's length. The segment information presented comprises agreed inter-segment transfer prices.

Segment assets and liabilities include all items shown in the consolidated balance sheet. Segment assets are determined by directly extracting accounting data for each segment. Segment liabilities are determined on the basis of normalised equity by core business used for capital allocation purposes.

This capital allocation is carried out on the basis of risk exposure, taking into account various assumptions relating primarily to the capital requirement of the business as derived from the risk-weighted asset calculations required under capital adequacy rules. Normalised equity income by business segment is determined by attributing to each segment the income of its allocated equity.

The geographical split of assets and income is based on the country/region in which the relevant activity is recognised for accounting purposes.

Information by business segment

- **Income by business segment**

In millions of euros	French Retail Banking		BNL		IRBFS		AMS	
	Year to 31 Dec. 2006	Year to 31 Dec. 2005	Year to 31 Dec. 2006	Year to 31 Dec. 2005	Year to 31 Dec. 2006	Year to 31 Dec. 2005 (1)	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Net banking income	5,633	5,270	2,294	-	7,296	5,968	4,350	3,552
Operating expense	(3,711)	(3,605)	(1,476)	-	(4,173)	(3,385)	(2,763)	(2,331)
Cost of risk	(153)	(195)	(240)	-	(708)	(559)	(2)	(8)
Operating income	1,769	1,470	578	-	2,415	2,024	1,585	1,213
Share of earnings of associates	1	-	19	-	54	112	15	1
Other non-operating items	-	-	(9)	-	45	39	(4)	52
Pre-tax net income	1,770	1,470	588	-	2,514	2,175	1,596	1,266

- **Assets and liabilities by business segment**

In millions of euros	French Retail Banking		BNL		IRBFS		AMS	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 december 2005	31 December 2006	31 December 2005
Total segment assets	123,495	106,717	81,955	-	154,945	145,585	142,520	134,486
- of which goodwill on acquisitions during the period	-	25	2,165	-	341	994	73	175
- of which investments in associates	5	-	229	-	750	534	249	46
Total segment liabilities	117,908	101,376	75,623	-	141,090	132,511	136,391	128,913

Information by geographic area

- **Net banking income by geographic area**

In millions of euros	France		Other European countries		Americas	
	Year to 31 Dec. 2006	Year to 31 Dec. 2005	Year to 31 Dec. 2006	Year to 31 Dec. 2005	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Net banking income	13,658	12,154	8,281	4,776	3,975	3,365

- **Assets and liabilities by geographic area**

In millions of euros	France		Other European countries		Americas	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Total segment assets	834,373	738,366	291,870	226,454	199,799	153,439
Goodwill on acquisitions during the period	69	173	2,508	67	3	835

(1) As a result of the organisational changes implemented within the CIB and the IRBFS divisions during the first half of 2006, a number of activities were transferred between the Advisory & Capital Markets and Financing businesses, and between IRBFS and Other Activities. In order to facilitate year-on-year comparisons of cost accounting figures, the data for 2005 have been restated to reflect the new organisational structure. The resulting adjustments had the following impacts:

- no effect on total earnings reported by the CIB division. The adjustments amounted to EUR 168 million in respect of net banking income for the two CIB sub-groups, EUR 106 million in respect of operating expense, EUR 19 million for other non-operating items and EUR 81 million for pre-tax net income;
- a EUR 12 million decrease in net banking income, operating income and pre-tax net income for the IRBFS division, with a corresponding increase relating to net banking income, operating income and pre-tax net income of "Other Activities".

(2) "Other Activities" includes operations conducted by BNP Paribas Capital.

(3) In 2006, restructuring costs incurred in connection with the acquisition of BNL were included in operating expense of "Other Activities" in an amount of EUR 151 million.

Corporate & Investment Banking				Other Activities [2]		Total	
Advisory & Capital Markets		Financing					
Year to 31 Dec. 2006	Year to 31 Dec 2005 [1]	Year to 31 Dec. 2006	Year to 31 Dec 2005 [1]	Year to 31 Dec 2006 [2]	Year to 31 Dec 2005 [1]	Year to 31 Dec. 2006	Year to 31 Dec. 2005
5,274	3,890	2,585	2,532	511	642	27,943	21,854
(3,284)	(2,683)	(1,113)	(1,028)	(545)	(337)	(17,065)	(13,369)
(16)	(1)	269	131	67	22	(783)	(610)
1,974	1,206	1,741	1,635	33	327	10,095	7,875
10	3	-	-	194	236	293	352
44	42	(12)	4	118	60	182	197
2,028	1,251	1,729	1,639	345	623	10,570	8,424

Corporate & Investment Banking		Other Activities [2]		Total	
31 December 2006	31 December 2005	31 December 2006	31 december 2005	31 December 2006	31 December 2005
900,445	827,919	36,983	43,372	1,440,343	1,258,079
-	7	1	3	2,580	1,204
29	11	1,510	1,232	2,772	1,823
890,818	818,607	31,484	39,307	1,393,314	1,220,714

Asia - Oceania		Other countries		Total	
Year to 31 Dec. 2006	Year to 31 Dec. 2005	Year to 31 Dec. 2006	Year to 31 Dec. 2005	Year to 31 Dec. 2006	Year to 31 Dec. 2005
1,291	927	738	632	27,943	21,854

Asia - Oceania		Other countries		Total	
31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
99,286	127,450	15,015	12,370	1,440,343	1,258,079
-	8	-	121	2,580	1,204

4. RISK EXPOSURE AND HEDGING STRATEGIES

Organisation of the risk management function

Risk management is key in the business of banking. At BNP Paribas, operating methods and procedures throughout the organisation are geared towards effectively addressing this matter. The entire process is supervised by the Group Risk Management Department (GRM), which is responsible for measuring, approving and controlling risks at Group level, as well as for drawing up, communicating and applying the corresponding rules and procedures. GRM is independent from the divisions, business lines and territories and reports directly to Group Executive Management.

While front-line responsibility for managing risks lies with the divisions and business lines that propose the underlying transactions, GRM is responsible for providing assurance that the risks taken by the Bank are compatible with its risk policies and its profitability and rating objectives. GRM performs continuous ex-ante controls that are fundamentally different from the periodic, ex-post examinations of the Internal Auditors. The department reports regularly to the Internal Control and Risk Management Committee of the Board on its main findings concerning risks, as well as on the methods used by GRM to measure these risks and consolidate them on a Group-wide basis.

GRM has a vocation to cover all risks arising in the course of the Group's business. It intervenes at all levels in the process of risk taking and risk monitoring. Its remit includes formulating recommendations concerning risk policies, analysing the loan portfolio on a forward-looking basis, approving loans and trading limits, guaranteeing the quality and effectiveness of monitoring procedures, defining and/or validating risk-measurement methods, and producing comprehensive and reliable risk reporting data for Group management. GRM is also responsible for ensuring that all the risk implications of new businesses or products have been adequately evaluated. These evaluations are performed jointly by the sponsoring business line and all the functions concerned (legal affairs, compliance, tax affairs, information systems, general and management accounting). GRM's role is to assess the quality of the validation exercise by analysing the list of identified risks and the proposed methods of minimising them, and determining the essential prerequisites for the sound development of the business.

The GRM function is organised based on a differentiated approach by risk-type: Credit and Counterparty Risk, split into three sections (France, International, and Banks and Financial Institutions); Market and Liquidity Risk; and Operational Risk. The GRM function also has specialist units involved in the analysis, summarising and reporting of data.

4.a CREDIT RISK

Credit risk is the risk of incurring a financial loss on loans and receivables (existing or potential due to commitments given) as a result of credit quality migration of the Bank's debtors, which can result in default. Credit quality is primarily measured based on the probability of default, combined with expected recovery of the loan or receivable in the event of default. Credit risk is measured at portfolio level based on groups of loans and/or receivables with similar credit risk characteristics, taking into account correlations between the values of the loans and receivables making up the portfolio concerned.

Credit risk arises in relation to lending operations as well as market, investing and/or payment transactions that potentially expose the Bank to the risk of counterparty default.

Counterparty risk is the bilateral credit risk relating to the third party with which a transaction is entered into. The amount of this risk varies over time in line with market parameters that impact the value of the transaction.

Management of credit risk

General credit policy and credit control and provisioning procedures

The Bank's lending operations are subject to the Global Credit Policy approved by the Risk Policy Committee, chaired by the Chief Executive Officer. The purpose of the Committee is to determine the Group's risk management strategy. The key principles governing the policy include compliance with the Group's ethical standards, clear definition of responsibilities, and strict application of risk analysis procedures. It is rolled down in the form of specific policies tailored to each type of business or counterparty.

- *Decision-making procedures*

A system of delegated lending limits has been established and all lending decisions must be approved by a formally designated member of the Risk Management function. Approvals are systematically evidenced in writing, either by means of a signed approval form or in the minutes of formal meetings of a Credit Committee. Lending limits correspond to aggregate commitments and vary according to internal credit ratings and the specific nature of the business concerned. Certain types of lending commitments, such as loans to banks, sovereign loans and loans to customers operating in certain industries, are required to be passed up to a higher level for approval. In addition, the loan application may require consultation of an industry expert or of designated specialists. In Retail Banking, simplified procedures are applied, based on statistical decision-making aids.

Loan applications must comply with the Bank's Global Credit Policy and with any specific policies, and must in all cases comply with the applicable laws and regulations. In particular, before making any commitments BNP Paribas carries out an in-depth review of any known development plans of the borrower, and ensures that it has thorough knowledge of all the structural aspects of the borrower's operations and that adequate monitoring will be possible.

The Group Credit Committee, chaired by one of the Chief Operating Officers or the Risk Director, has ultimate decision-making authority for all credit and counterparty risks.

- *Monitoring procedures*

A comprehensive risk monitoring and reporting system has been established, covering all Group entities. The system is organised around Control and Reporting units which are responsible for ensuring that lending commitments comply with the loan approval decision, that credit risk reporting data are reliable and that risks accepted by the Bank are effectively monitored. Daily exception reports are produced and various forecasting tools are used to provide early warnings of potential escalations of credit risks. Monitoring is carried out at different levels, generally reflecting the organisation of delegated lending limits. Depending on the level, the monitoring teams report to GRM or to the Group Debtor Committee. This Committee meets at monthly intervals to examine all sensitive or problem loans in excess of a certain amount. Its responsibilities include deciding on any adjustments to impairments of problem loans, based on the recommendations of the business line and GRM. A tailored system is applied in the Retail Banking business.

- *Impairment procedures*

GRM reviews all customer loans in default at monthly intervals to determine the amount of any impairment loss to be recognised, either by reducing the carrying amount or by recording a provision for impairment, depending on the applicable accounting standards. The amount of the impairment loss takes into account the present value of probable net recoveries, including the realisation of collateral.

In addition, a portfolio-based impairment provision is established for each core business. A committee comprising the Core Business Director, the Group Chief Financial Officer and the Group Risk Director meets quarterly to determine the amount of the impairment. This is based on simulations of losses to maturity on portfolios of loans regarded as impaired in terms of credit quality, but where the customers in question have not been identified as in default (in which case, they would be covered by specific impairment provisions). The simulations carried out by GRM rely on the parameters of the rating system described below.

Internal rating system

The Bank has a comprehensive rating system that has been updated in order to comply with the future requirements of the regulatory authorities for determining risk-weighted assets used to compute capital adequacy ratios. The Bank periodically checks that this system is appropriate and is being correctly implemented. In addition, the French Banking Commission is in the process of ensuring that the system complies with the regulatory framework. For corporate loans, the system is based on a default probability rating and an overall recovery rate which depends on the structure of the transaction. There are twelve counterparty ratings. Ten cover "sound" clients, which include a range of credit quality levels from "excellent" to "very concerning", and two relate to clients deemed to be in default, as per the definition by the regulatory authorities. Ratings are determined at least once a year, in connection with the loan approval process, drawing on the combined expertise of business line staff and GRM credit risk managers, who have the final say. Adapted quality tools have been developed to support the rating process, including analysis aids and credit scoring systems. The decision to use these tools and the choice of technique depends on the nature of the risk. Various quantitative and other methods are used to check rating consistency and the reliability of the rating system. Loans to private customers and very small businesses are rated using statistical analyses of groups of risks with the same characteristics. GRM has overall responsibility for the quality of the entire system. This responsibility is fulfilled by either defining the system directly, validating it or verifying its performance.

Portfolio policy

In addition to careful selecting and evaluating individual risks, BNP Paribas follows a portfolio-based policy designed to diversify risks among borrowers, industries and countries. The results of this policy are regularly reviewed by the Risk Policy Committee, which may modify or fine-tune it as required, based on GRM's analyses and guidelines. As part of this policy, BNP Paribas uses credit risk transfer instruments (such as securitisation programmes or credit derivatives) to hedge individual risks, reduce portfolio concentration or cap potential losses in crisis scenarios. BNP Paribas also purchases credit risks as part of its portfolio diversification and capital utilisation strategy, based on strict risk/yield ratio guidelines.

Risk reduction techniques

- *Collateral and other security*

The BNP Paribas Global Credit Policy stipulates how transactions should be structured in order to reduce risk. Collateral and other security are taken into account at fair value, and only accepted as the main source of repayment in exceptional cases; cash generated by operations is regarded as the primary source of the borrower's ability to repay. Guarantors are subject to the same rigorous upfront assessment process as primary debtors.

- *Netting agreements*

Netting is a technique used by the Bank to attenuate counterparty risks on derivatives transactions. The Bank primarily uses close-out netting, which enables it to close out all positions at current market value in the event of default by the counterparty. All amounts due to and from the counterparty are then netted, to arrive at the net close-out amount payable or receivable. The net close-out amount may be collateralised by requiring the counterparty to pledge cash, securities or deposits.

The Bank also uses bilateral payment flow netting to attenuate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing streams of payment orders in a given currency by a cumulative balance due to or from each party, representing a single sum in each currency remaining to be settled on a given day between the Bank and the counterparty.

The transactions concerned are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the *Fédération Bancaire Française* (FBF), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions involving the other participants within the organisation.

- *Purchases of credit protection*

In order to reduce the credit risk on certain portfolios, BNP Paribas carries out synthetic securitisations, which involve transferring part of this risk to the market using credit derivatives (purchases of options or credit default swaps) contracted either via special purpose entities or directly with other banks. As part of this process, the protected loans remain on the consolidated balance sheet and are hedged by credit derivatives. BNP Paribas is exposed to counterparty risk in relation to the sellers of the credit protection. This risk is subject to the same decision-making and management process as that applicable to derivatives used for other purposes.

For portfolio transactions, BNP Paribas retains part of the risk in the form of tranches which are generally junior or mezzanine.

Credit risk exposure

The table below shows the credit risk exposure of all financial assets held by the BNP Paribas Group. Credit risk exposure, determined without taking account of unrecognised netting or collateral, equates to the carrying amount of financial assets in the balance sheet net of impairment.

In millions of euros	31 December 2006	31 December 2005
Financial assets at fair value through profit or loss (excluding variable-income securities) *(Note 5.b)*	607,541	582,201
Derivatives used for hedging purposes	2,803	3,087
Available-for-sale financial assets (excluding variable-income securities) *(Note 5.d)*	78,033	77,608
Loans and receivables due from credit institutions	75,170	45,009
Loans and receivables due from customers	393,133	301,196
Held-to-maturity financial assets	15,149	15,445
Balance sheet commitment exposure, net of impairment provisions	**1,171,829**	**1,024,546**
Financing commitments given *(Note 6.a)*	235,736	209,679
Guarantee commitments given *(Note 6.b)*	80,945	67,154
Provisions for off balance sheet commitments *(Note 2.e)*	(238)	(244)
Off-balance sheet commitment exposure, net of provisions	**316,443**	**276,589**
Total net exposure	**1,488,272**	**1,301,135**

This exposure does not take into account the effect of master netting agreements in force at 31 December 2006 or collateral on over-the-counter forward financial instruments. Based on calculations prepared using the prudential method the impact of these items would reduce the Group's credit risk exposure by EUR 123 billion at 31 December 2006 (approximately EUR 133 billion at 31 December 2005).

In addition, this exposure does not take into account collateral and other security obtained by the Group in connection with its lending activities, nor purchases of credit protection.

Due to its size, the Group may have significant exposure in absolute terms to certain counterparties, geographic areas or industries. However, the concentration of financial assets with credit risk exposure to any one counterparty, geographic area or industry is not such as would threaten the Group's ability to continue operating as a going concern in the event of default by a counterparty or of an economic crisis affecting a geographic area or industry.

4.b MARKET RISKS RELATED TO FINANCIAL INSTRUMENTS

Market risk is the risk of gains or losses due to changes in market parameters such as interest rates, exchange rates, and equity or commodity prices. The main market risks faced by the Group are defined below:

- **Interest rate risk** covers potential fluctuations in the value of fixed-rate financial instruments due to changes in market interest rates, and in future cash flows on floating-rate financial instruments.
- **Currency risk** is the risk that the value of an instrument or of future cash flows from that instrument will fluctuate due to changes in foreign exchange rates.
- **Price risk** arises from changes in market prices, whether caused by factors specific to an individual instrument or issuer or by factors affecting all instruments traded in the market. This may relate to changes in the price or volatility of shares, commodities, baskets of shares, or share indices. Variable-income securities, equity derivatives and commodity derivatives are exposed to this risk.
- **Credit spread risk on the trading book:** BNP Paribas trades actively in credit derivatives to meet the needs of its customers. Transactions include trades in ordinary instruments such as credit default swaps, and structured transactions with complex risk profiles tailored to targeted strategies. As part of this trading activity, BNP Paribas buys and sells protection; the net position is subject to strict limits. Market risks generated by these products are tracked by the Market and Liquidity Risk unit, in the same way as for other derivatives risks. The underlying counterparty risk is also covered by normal risk management processes.

Market risks arise mainly on the trading activities carried out by the Fixed Income and Equities teams within Corporate and Investment Banking.

Risk acceptance process

The trading book market risk acceptance structure is based on:

- General exposure limits. These take the form of GEaR (Gross Earnings at Risk) limits or "nominal" limits (limits on trading in financial instruments exposed to country risk, issuer risk limits, and sensitivity limits to control certain specific risks not fully captured by GEaR or stress tests).
- Rolled-down exposure limits. These are derived from the powers of the Chief Executive Officer and the Market Risk Committee. For secondary market trading, they are expressed in terms of GEaR or OYE (One Year Equivalent); for underwriting activities, they refer to a signature quality scale.
- Decision-making rules. Risk acceptance involves a two-pronged decision-making process, combining a validation process for new activities or new risks with an approval process for transactions arising from routine business. Large or complex transactions must be approved by the Executive Position Committee (EPC), an offshoot of the Market Risk Committee. Responsibility for analysing credit risk on trading activities lies with the Group Credit Committee.

Risk monitoring is based on:

- daily calculation of the risk and value of the Group's trading positions;
- daily monitoring of compliance with the limits set for each activity, with accidental or authorised temporary trading limit overruns logged in a central database;
- periodic review of market risk measurement and management models, with the measurement process subject to regular audits by individuals from outside the business line who review and assess the economic validity of the models, check the prices and parameters used, and check observability criteria;
- a weekly report aggregating all significant positions by activity;

- the Market Risk Committee, which meets monthly to approve the main market risks incurred by the Group.

Measurement of market risk on trading activities

Market risk on trading activities is measured and assessed using detailed sensitivity analysis of each type of position, and global analyses, such as GEaR and stress tests that measure aggregate exposures.

Analysis of sensitivity to market parameters

In the first instance, market risk is analysed by systematic measurement of portfolio sensitivity to the various market parameters. The information obtained is used to set tolerance ranges for maturities and for the strike price of options. These sensitivity indicators, compiled at various aggregate position levels, are compared with the market limits, and are reported to Executive Management and to management of the Group's trading activities by the Market and Liquidity Risk unit.

GEaR

BNP Paribas operates an internal Value at Risk (VaR) system, approved by the banking authorities, to estimate the potential loss arising from an unfavourable change in market conditions – the key element in market risk measurement.

Potential losses are measured using "Gross Earnings at Risk" (GEaR). GEaR takes into account a large number of variables that could affect portfolio values, including interest rates, credit spreads, exchange rates, securities prices, commodity prices, and the volatility of and correlation between these variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and normal market liquidity. GEaR calculation methods are continually fine-tuned to better reflect the specific features of each business, especially as regards exotic products. The accuracy of the model is constantly tested by comparing any daily losses with 1-day GEaR.

The banking authorities have approved this internal model and the underlying methodologies, which include:

- capture of the correlation between interest rate, currency, commodity and equity risks, to factor in the knock-on effects of risk diversification;
- capture of the specific interest rate risk arising from potential fluctuations in credit spread risks, giving accurate and dynamic measurement of the risk associated with trading in credit derivatives.

The Values at Risk set out below were determined using the internal model, which uses parameters that comply with the method recommended by the Basel Committee for determining estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main parameters are:

- change in the value of the portfolio over a holding period of 10 trading days;
- confidence level of 99% (i.e. over a 10-day holding period, any losses should be less than the corresponding GEaR in 99% of cases);
- historical data covering one year (260 days) of trading.

For the year to 31 December 2006, total average Value at Risk was EUR 71 million (with a minimum of EUR 48 million and a maximum of EUR 116 million), after taking into account the effect of netting the different types of risk (EUR 104 million). These amounts break down as follows:

	Year to 31 Dec. 2006			31 December 2006	31 December 2005
	Average	Minimum	Maximum		
Interest rate risk	42	27	69	45	48
Credit risk	55	28	87	70	63
Currency risk	7	2	17	8	13
Equity price risk	55	29	135	66	43
Commodity price risk	16	11	34	17	17
Effect of netting	*(104)*			*(142)*	*(94)*
TOTAL	**71**	**48**	**116**	**64**	**90**

4.c MARKET RISKS RELATED TO BANKING INTERMEDIATION ACTIVITIES AND INVESTMENTS

These risks relate mainly to retail banking activities in France and abroad, the specialised financing subsidiaries, and investments made by the Group. They are managed centrally by the Asset/Liability Management function, which forms part of the Asset/Liability Management & Treasury (ALM-Treasury) Department.

ALM-Treasury, which is part of Corporate & Investment Banking, is supervised by two committees chaired by the Group Senior Advisor or a Chief Operating Officer:

- the ALM Commercial Banking Committee, responsible for decisions on the mismatch and match funding principles applicable to the balance sheet of the commercial banking business and on the related interest rate risks;
- the ALM-Treasury Investment Banking Committee, responsible for establishing the Group's financing and liquidity management policy, managing solvency ratios and structural currency risk, and monitoring market risks relating to the Treasury function.

Interest rate risk

Interest rate risk management structure

Interest rate risk on commercial transactions relating to the French and International Retail Banking businesses, the specialised financing subsidiaries, savings business (Asset Management) and Corporate Banking is managed centrally by ALM-Treasury in the customer banking intermediation book, except for transactions initiated in the United States by BancWest Corp. Interest rate risk on the Bank's own equity and investments is also managed centrally by ALM-Treasury, in the equity intermediation book.

Transactions initiated by the bank in France are transferred to ALM-managed positions via internal contracts booked in the management accounts. Interest rate and liquidity positions on commercial transactions initiated by Group subsidiaries (other than BancWest) are transferred in the form of loans and borrowings based on the net position of the entity.

Positions are measured and transfers to ALM-Treasury are controlled at monthly or quarterly committee meetings for each business line. These meetings are attended by the management of the business line, ALM-Treasury, and the business line ALM managers (who report operationally to ALM-Treasury).

Interest rate risk on the commercial activities of the subsidiaries of BancWest Corp. is independently managed by the BancWest ALM function, which reports to BancWest executive management via quarterly committee meetings.

Measurement of interest rate risk

Banking book interest rate gaps are measured, with embedded behavioural options translated into delta equivalents. Maturities of outstanding assets are determined based on the contractual characteristics of the transactions and historical customer behaviour. For retail banking products, behavioural models are based on historical data and econometric studies. The models deal with early repayments, regulated savings accounts and current accounts in credit and debit. Theoretical maturities of equity capital are determined according to internal assumptions.

Internal assumptions and models, which are regularly updated and stress-tested, are presented to specialist committees for approval.

In the case of retail banking activities, structural interest rate risk is also measured on a going-concern basis, incorporating dynamic changes in balance sheet items. Due to the existence of partial or even zero correlations between customer interest rates and market rates, and the volume sensitivity caused by behavioural options, rotation of balance sheet items generates a structural sensitivity of revenues to interest rate changes.

In addition, a specific option risk indicator is used to fine-tune hedging strategies for French retail banking activities.

These indicators are systematically presented to specialist committees, and serve as the basis for hedging decisions taking into account the nature of the risk involved.

During the year, the Market Risk Department continued to perform controls over risks arising from the use of behavioural and other models for Asset/Liability Management purposes. Conclusions on these controls are presented on a quarterly basis in a specialist committee.

Risk limits

The euro customer banking intermediation book is subject to a primary limit, based on the sensitivity of revenues to gradual changes in nominal and real interest rates and in the inflation rate over a 5-year timeframe. The changes are defined by reference to historical volatility data and correlations between the various parameters. The limit is based on annual revenues, in order to control uncertainty on future fluctuations in revenues caused by changes in interest rates. This limit is supplemented beyond the 5-year timeframe by an interest rate gap limit, expressed as a percentage of customer deposits. This percentage is a declining function of the management period. This limit is used to manage long-term interest rate risk.

The interest rate risk of BancWest Corp. subsidiaries is controlled by means of limits on the sensitivity of revenues to an immediate change in nominal rates. These limits, expressed as a function of annual revenues, are monitored quarterly by the BancWest ALM Committee.

Global interest rate risk on the other intermediation books is controlled by interest rate gap limits, which are monitored monthly and adjusted annually by the ALM Commercial Banking Committee.

The specialised financing subsidiaries are exposed to very low levels of interest rate risk, thanks to the centralisation of risks at ALM-Treasury level. The residual risk is controlled by technical interest rate gap limits, monitored by the ALM committee of the relevant business line.

Currency risk

Currency risk and hedging of earnings generated in foreign currencies

The Group's exposure to currency risks relates in particular to the earnings of foreign subsidiaries and branches. The Asset/Liability Management function is responsible for hedging the variability of Group earnings due to currency movements, including positions arising from foreign-currency earnings generated by activities located in France. Local treasury managers at foreign sites manage currency risk arising in relation to their functional currency. Positions relating to portfolio impairment are managed centrally by the ALM function.

Currency risk and hedging of net investments in foreign operations

The Group's currency position on investments in foreign operations arises mainly on capital allocations and equity interests expressed in foreign currencies, financed by purchasing the currency in question.

Group policy is usually to borrow the currency in which the investment is made in order to protect the investment against currency risk. Such borrowings are documented as a net investment hedge.

However, for most soft currencies, the investment is financed by purchasing the currency in question.

Hedging of interest rate and currency risks

The hedging relationships initiated by the Group are mainly intended to hedge interest rate or currency risk, in the form of swaps, options, forwards or futures.

Depending on the objective for the hedge, derivative financial instruments used for hedging purposes are designated as either fair value hedges, cash flow hedges, or net foreign investment hedges.

Without exception, each hedging relationship is formally documented at inception. The documentation describes the hedging strategy; identifies the hedged item and the hedging instrument, and the nature of the hedged risk; and describes the methodology used to test the expected (prospective) and actual (retrospective) effectiveness of the hedge.

Hedging of financial instruments recognised in the balance sheet (fair value hedges)

In terms of interest rate risk, fair value hedges relate either to identified fixed-rate assets or liabilities, or to portfolios of fixed-rate assets or liabilities. Derivatives are contracted to reduce the exposure of the fair value of these instruments to changes in interest rates.

Identified assets consist mainly of available-for-sale securities; identified liabilities consist mainly of debt issued by the Group.

Hedges of portfolios of financial assets and liabilities, constructed by currency, relate to:

- fixed-rate loans: property loans, equipment loans, consumer credit and export loans;
- fixed-rate customer deposits (demand deposits, funds deposited under home savings contracts).

To identify the hedged amount, the residual balance of the hedged item is split into maturity bands, and a separate amount is designated for each band. The maturity split is determined on the basis of the contractual terms of the transactions and historical observations of customer behaviour (prepayment assumptions and estimated default rates).

Demand deposits, on which no interest is payable contractually, are treated as medium-term fixed-rate financial liabilities. Consequently, the value of these liabilities is sensitive to changes in interest rates. Estimates of future cash outflows are based on historical analysis. No allowance is made prospectively for the effects of potential increases in customer wealth or for the effects of inflation.

For each hedging relationship, expected hedge effectiveness is measured by ensuring that for each maturity band, the fair value of the hedged items is greater than the fair value of the designated hedging instruments.

Actual effectiveness is assessed on an ex post basis by ensuring that the monthly change in the fair value of hedged items since the start of the month does not indicate any over-hedging.

Cash flow hedges

In terms of interest rate risk, the Group uses derivative instruments to hedge fluctuations in income and expenses arising on floating-rate assets and liabilities. Highly probable forecast transactions are also hedged. Hedged items are split into maturity bands by currency and benchmark interest rate. After factoring in prepayment assumptions and estimated default rates, the Group uses derivatives to hedge some or all of the risk exposure generated by these floating-rate instruments.

In terms of currency risk, the Group hedges against variability in components of consolidated earnings. In particular, the Group may hedge future revenue flows (especially interest and fee/commission income) derived from operations carried out by its main subsidiaries and/or branches in a currency other than their functional currencies. As in the case of interest rate hedges, the effectiveness of these hedging relationships is documented and assessed on the basis of forecast maturity band analyses.

The table below shows the amount of hedged future cash flows, split by forecast date of realisation:

In millions of euros	31 December 2006				31 December 2005			
Period to realisation	Less than 1 year	1 to 5 years	More than 5 years	Total	Less than 1 year	1 to 5 years	More than 5 years	Total
Hedged cash flows	657	1,988	2,720	5,365	668	1,843	1,969	4,480

In the year ended 31 December 2006, no hedges of forecast transactions were disqualified on the grounds that the related future event was no longer highly probable.

4.d LIQUIDITY RISK

Transactions involving financial instruments generate liquidity risk, reflecting potential problems that the Group may have in discharging its obligations in respect of such instruments.

Liquidity risk is managed through a global liquidity policy approved by Group Executive Management. This policy is based on management principles designed to apply both in normal conditions and in a liquidity crisis. The Group's liquidity situation is assessed on the basis of internal standards, warning flags and regulatory ratios.

Objectives of the liquidity risk management policy

The objectives of the liquidity management policy are to secure a balanced financing mix to support the Group's development strategy; to ensure the Group is always in a position to discharge its obligations to its customers; to ensure that it does not trigger a systemic crisis solely by its own actions; to comply with the standards set by local banking regulators; to keep the cost of refinancing as low as possible; and to cope with any liquidity crises.

Roles and responsibilities in liquidity risk management

The ALM-CIB Committee, acting on recommendations from ALM-Treasury, reviews and approves the general principles of the liquidity policy. The Committee is informed on a regular basis of the results of indicators and stress tests, and of the execution of financing programmes. It is also informed of any crisis situation, and is responsible for deciding on the allocation of crisis management roles and approving emergency plans.

ALM-Treasury draws up and recommends the general principles of the liquidity policy. Once these have been approved by the ALM-CIB Committee, ALM-Treasury is responsible for implementing the policy at both central and individual entity level. It is also owner of the systems used to manage liquidity risk.

The ALM business line committees and local ALM committees implement at local level the strategy approved by the ALM-CIB Committee.

The Risk Department ensures oversight over the models, risk indicators, limits and market parameters that are used.

Core principle of the Group's liquidity policy: centralisation of liquidity management, from intra-day to long-term, within the ALM-Treasury function

ALM-Treasury has sole responsibility for obtaining finance on the money market and financial markets, from very short/short-term to medium/long-term financing. The Treasury function is responsible for refinancing and for short-term issues (certificates of deposit, commercial paper, etc). The ALM function is responsible for senior and subordinated debt issues (MTNs, bonds, medium/long-term deposits, covered bonds, etc), preferred share issues, and loan securitisation programmes for the retail banking business.

ALM-Treasury is also tasked with providing finance to core businesses and business lines, and reinvesting their surplus cash.

Day-to-day liquidity management is based on a full range of internal standards and warning flags at various maturities

1. An overnight target is set for each Treasury function, limiting the amount raised on interbank overnight markets. This applies to the major currencies in which the Group does business.

2. The refinancing capacity needed to handle an unexpected surge in liquidity needs is regularly measured at Group level; it mainly comprises available securities eligible for central bank refinancing, available ineligible securities which generate same-day value date refinancing, and overnight loans not liable to be renewed.

3. BNP Paribas uses indicators to monitor the diversification of its sources of short-term funds on a worldwide basis to ensure that it is not over-dependent on a limited number of providers of capital.

4. Three internal ratios are used to manage medium/long-term liquidity at Group level:

- The one-year ratio for outstandings that have contractually matured represents the gap, at one year plus, of outstandings compared with applications of funds of the same type;
- The one-year internal liquidity ratio on total outstandings is defined as the total gap, at one year plus, of all balance sheet and off-balance sheet contractual outstandings with no maturity. The cap, which was set at 25% for up to 2006, has been reduced to 20% for 2007.
- The permanent funds coefficient measures the ratio of (i) equity less non-current assets plus net customer demand deposits and (ii) the one-year plus gap on outstandings that have contractually matured, and is set at a minimum of 60%.

These three internal ratios are based on liquidity maturity schedules of balance sheet and off-balance sheet items for all Group entities, whether contractual (including undrawn confirmed credit facilities contracted with banks – 100% weighted, and with customers – 20% or 30% weighted) or theoretical (i.e. based on customer behaviour: prepayments in the case of loans, behaviour modelling in the case of regulated savings accounts) or statistical rules (demand deposits, regulated savings deposits, trust deposits, doubtful loans and general accounts).

The Group's consolidated liquidity position by maturity (1 month, 3 months, 6 months, then annually to 10 years, then 15 years) is measured regularly by business line and currency.

Regulatory ratios: the final plank in the liquidity risk management system

The 1-month regulatory liquidity coefficient is calculated monthly (as are observation ratios). This ratio covers the parent company BNP Paribas SA (French operations and branches). Group subsidiaries required to comply with this ratio calculate it independently of the parent company.

The equity capital and permanent funds coefficient is calculated annually. It consolidates data for all the Group's French credit institutions, but only covers euro-denominated assets and liabilities with maturities of more than 5 years.

Foreign subsidiaries and branches may be subject to local regulatory coefficient requirements.

Liquidity risk reduction techniques

As part of the day-to-day management of liquidity, and in the event of a one-off liquidity crisis, the Group's most liquid assets constitute a financing reserve enabling the Bank to adjust its treasury position by selling under repurchase agreement financial instruments on the open market or by discounting assets with the central bank.

If there is a prolonged liquidity crisis, the Bank may have to gradually reduce its total balance sheet position by disposing of assets.

As part of the day-to-day management of liquidity, the Group's least liquid assets may be swiftly transformed into liquid assets, via the securitisation of loans (mortgages and consumer loans) granted to retail banking customers, as well as loans granted to corporate customers.

Liquidity risk is also reduced by the diversification of financing sources in terms of structure, investors, and secured/unsecured financing. In the last quarter of 2006, BNP Paribas set up a covered bond programme representing EUR 25 billion, of which EUR 2.5 billion worth were issued in December.

5. NOTES TO THE BALANCE SHEET AT 31 DECEMBER 2006

5.a INTERBANK AND MONEY-MARKET ITEMS

Loans and receivables due from credit institutions

In millions of euros	31 December 2006	31 December 2005
Demand accounts	15,230	7,799
Loans	52,394	32,700
Repurchase agreements	7,638	4,673
Total loans and receivables due from credit institutions, before impairment provisions	**75,262**	**45,172**
Provisions for impairment of loans and receivables due from credit institutions	(92)	(163)
Total loans and receivables due from credit institutions, net of impairment provisions	**75,170**	**45,009**

Amounts due to credit institutions

In millions of euros	31 December 2006	31 December 2005
Demand accounts	7,892	5,879
Borrowings	121,417	100,298
Repurchase agreements	14,341	12,716
Total due to credit institutions	**143,650**	**118,893**

5.b FINANCIAL ASSETS, FINANCIAL LIABILITIES AND DERIVATIVES AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets and financial liabilities at fair value through profit or loss consist of trading account transactions (including derivatives) and certain assets and liabilities designated by the Group as at fair value through profit or loss at the time of acquisition or issue.

Trading book assets include proprietary securities transactions, repurchase agreements, and derivative instruments contracted for position management purposes. Assets designated by the Group as at fair value through profit or loss include admissible investments related to unit-linked insurance business, and to a lesser extent assets with embedded derivatives that have not been separated from the host contract.

Trading book liabilities comprise securities borrowing and short selling transactions, repurchase agreements, and derivative instruments contracted for position management purposes. Financial liabilities at fair value through profit or loss mainly comprise issues originated and structured on behalf of customers, where the risk exposure is managed in combination with the hedging strategy. These types of issue contain significant embedded derivatives, whose changes in value are cancelled out by changes in the value of the hedging instrument. The nominal value of financial liabilities at fair value through profit or loss at 31 December 2006 was EUR 61,521 million (EUR 44,523 million at 31 December 2005).

The measurement of financial liabilities at fair value through profit or loss does not take into account any change in fair value attributable to issuer risk relating to the BNP Paribas Group itself, as the related impact is regarded as immaterial.

In millions of euros	31 December 2006			31 December 2005		
	Trading book	Assets designated at fair value through profit or loss	TOTAL	Trading book	Assets designated at fair value through profit or loss	TOTAL
FINANCIAL ASSETS						
Negotiable certificates of deposit	**48,633**	**174**	**48,807**	**58,275**	**535**	**58,810**
Treasury bills and other bills eligible for central bank refinancing	34,680	9	34,689	47,041	10	47,051
Other negotiable certificates of deposit	13,953	165	14,118	11,234	525	11,759
Bonds	**131,938**	**6,577**	**138,515**	**125,547**	**6,079**	**131,626**
Government bonds	66,962	206	67,168	72,585	271	72,856
Other bonds	64,976	6,371	71,347	52,962	5,808	58,770
Equities and other variable-income securities	**94,989**	**42,328**	**137,317**	**84,264**	**34,060**	**118,324**
Repurchase agreements	**254,967**	**103**	**255,070**	**200,040**	**69**	**200,109**
Loans	**231**	**3,451**	**3,682**	**86**	**1,042**	**1,128**
to credit institutions	*7*	*3,407*	*3,414*	*7*	*1,042*	*1,049*
to corporate customers	*214*	*44*	*258*	*63*	-	*63*
to private individual customers	*10*		*10*	*16*	-	*16*
Trading book derivatives	**161,467**	-	**161,467**	**190,528**	-	**190,528**
TOTAL FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	**692,225**	**52,633**	**744,858**	**658,740**	**41,785**	**700,525**
of which loaned securities	*28,307*		*28,307*	*29,587*	*422*	*30,009*
excluding equities and other variable-income securities (Note 4.a)			*607,541*			*582,201*
FINANCIAL LIABILITIES						
Borrowed securities and short selling	118,987	-	118,987	137,381	-	137,381
Repurchase agreements	289,711	-	289,711	222,292	-	222,292
Borrowings	748	4,392	5,140	240	1,468	1,708
Credit institutions	*547*	*1,436*	*1,983*		*614*	*614*
Corporate customers	*201*	*2,956*	*3,157*	*240*	*854*	*1,094*
Debt securities		55,279	55,279		42,933	42,933
Trading book derivatives	184,211		184,211	206,367	-	206,367
TOTAL FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	**593,657**	**59,671**	**653,328**	**566,280**	**44,401**	**610,681**

The derivative instruments included in the trading book mostly relate to transactions initiated for position management purposes, and may be contracted in connection with market-making or arbitrage activities. BNP Paribas actively trades in derivatives so as to meet the needs of its customers. Transactions include trades in ordinary instruments such as credit default swaps, and structured transactions with tailored complex risk profiles. The net position is in all cases subject to limits.

Trading account derivative instruments also include derivatives contracted to hedge financial assets or financial liabilities but for which the Group has not documented a hedging relationship, or which do not qualify for hedge accounting under IFRS. This applies in particular to credit derivative transactions which are primarily contracted to protect the Group's loan book.

The table below shows the positive or negative fair value of derivative instruments classified in the trading book. These values represent the replacement value of the instruments and may fluctuate significantly in response to changes in market parameters, such as interest rates or exchange rates.

In millions of euros	31 December 2006		31 December 2005	
	Negative fair value	Positive fair value	Negative fair value	Positive fair value
Currency derivatives	19,242	17,799	34,423	33,963
Interest rate derivatives	79,004	78,707	102,502	102,328
Equity derivatives	71,983	51,661	64,489	49,829
Credit derivatives	9,634	9,487	868	586
Other derivatives	4,348	3,813	4,085	3,822
Total trading book derivatives	**184,211**	**161,467**	**206,367**	**190,528**

The total notional amount of trading derivatives was EUR 24,383,676 million at 31 December 2006, compared with EUR 20,726,170 million at 31 December 2005. The notional amounts of derivative instruments are merely an indication of the volume of the Group's activities in financial instruments markets, and do not reflect the market risks associated with such instruments.

Derivatives traded on organised markets represent approximately half of the Group's derivatives transactions.

5.c DERIVATIVES USED FOR HEDGING PURPOSES

The table below shows the fair values of derivatives used for hedging purposes.

In millions of euros	31 December 2006		31 December 2005	
	Negative fair value	Positive fair value	Negative fair value	Positive fair value
DERIVATIVES USED AS FAIR VALUE HEDGES OF NON-DERIVATIVE FINANCIAL INSTRUMENTS				
Currency derivatives	4	1	-	1
Interest rate derivatives	771	2,134	837	2,527
Other derivatives	7	8	-	10
FAIR VALUE HEDGES	**782**	**2,143**	**837**	**2,538**
DERIVATIVES USED AS CASH FLOW HEDGES OF NON-DERIVATIVE FINANCIAL INSTRUMENTS				
Currency derivatives	86	243	82	98
Interest rate derivatives	463	416	96	451
Other derivatives	-	1	-	-
CASH FLOW HEDGES	**549**	**660**	**178**	**549**
DERIVATIVES USED AS NET FOREIGN INVESTMENT HEDGES				
Currency derivatives	4	-	-	-
NET INVESTMENT HEDGES	**4**	**-**	**-**	**-**
DERIVATIVES USED FOR HEDGING PURPOSES	**1,335**	**2,803**	**1,015**	**3,087**

The total notional amount of derivatives used for hedging purposes stood at EUR 328,354 million at 31 December 2006, compared with EUR 278,349 million at 31 December 2005.

Derivatives used for hedging purposes are primarily contracted on over-the-counter markets.

5.d AVAILABLE-FOR-SALE FINANCIAL ASSETS

In millions of euros	31 December 2006	31 December 2005
Negotiable certificates of deposit	**12,456**	**15,210**
Treasury bills and other bills eligible for central bank refinancing	8,653	9,275
Other negotiable certificates of deposit	3,803	5,935
Bonds	**65,710**	**62,550**
Government bonds	45,935	43,960
Other bonds	19,775	18,590
Equities and other variable-income securities	**19,730**	**16,311**
Total available-for-sale financial assets, before impairment provisions	**97,896**	**94,071**
of which unrealised gains and losses	*7,026*	*7,381*
of which fixed-income securities	*78,166*	*77,760*
of which loaned securities	*538*	*584*
Provisions for impairment of available-for-sale financial assets	**(1,157)**	**(1,365)**
Fixed-income securities	(133)	(152)
Variable-income securities	(1,024)	(1,213)
Total available-for-sale financial assets, net of impairment provisions	**96,739**	**92,706**
of which fixed-income securities, net of impairment provisions (Note 4.a)	*78,033*	*77,608*

5.e CUSTOMER ITEMS

Loans and receivables due from customers

In millions of euros	31 December 2006	31 December 2005
Demand accounts	26,271	20,539
Loans to customers	356,564	273,305
Repurchase agreements	1,065	734
Finance leases	22,758	17,077
Total loans and receivables due from customers, before impairment provisions	**406,658**	**311,655**
Impairment of loans and receivables due from customers	(13,525)	(10,459)
Total loans and receivables due from customers, net of impairment provisions	**393,133**	**301,196**

Breakdown of finance leases

In millions of euros	31 December 2006	31 December 2005
Gross investment	**25,486**	**18,637**
Receivable within 1 year	*7,739*	*5,791*
Receivable after 1 year but within 5 years	*13,216*	*10,005*
Receivable beyond 5 years	*4,531*	*2,841*
Unearned interest income	(2,728)	(1,560)
Net investment before impairment provisions	**22,758**	**17,077**
Receivable within 1 year	*6,895*	*5,346*
Receivable after 1 year but within 5 years	*11,833*	*9,117*
Receivable beyond 5 years	*4,030*	*2,614*
Impairment provisions	(437)	(344)
Net investment after impairment provisions	**22,321**	**16,733**

Due to customers

In millions of euros	31 December 2006	31 December 2005
Demand deposits	142,522	102,945
Term accounts	100,988	91,125
Regulated savings accounts	40,469	41,292
Retail certificates of deposit	10,640	9,358
Repurchase agreements	4,033	2,774
Total due to customers	**298,652**	**247,494**

5.f DEBT SECURITIES AND SUBORDINATED DEBT

In millions of euros	31 December 2006	31 December 2005
Debt securities at fair value through profit or loss *(Note 5.b)*	55,279	42,933
Other debt securities	121,559	84,629
Negotiable certificates of deposit	85,363	68,476
Bond issues	36,196	16,153
Subordinated debt	17,960	16,706
Redeemable subordinated debt	16,376	14,811
Undated subordinated debt	1,584	1,895
TOTAL	194,798	144,268

Redeemable subordinated debt

The redeemable subordinated debt issued by the Group is in the form of medium and long-term debt securities, equivalent to ordinary subordinated debt; these issues are redeemable prior to the contractual maturity date in the event of liquidation of the issuer, and rank after the other creditors but before holders of participating loans and participating subordinated notes.

These debt issues may contain a call provision authorising the Group to redeem the securities prior to maturity by repurchasing them in the stock market, via public tender offers, or (in the case of private placements) over the counter.

Debt issued by BNP Paribas SA or foreign subsidiaries of the Group via placements in the international markets may be subject to early redemption of the capital and early payment of interest due at maturity at the issuer's discretion on or after a date stipulated in the issue particulars (call option), or in the event that changes in the then applicable tax rules oblige the BNP Paribas Group issuer to compensate debt-holders for the consequences of such changes. Redemption may be subject to a notice period of between 15 and 60 days, and is in all cases subject to approval by the banking supervisory authorities.

Undated subordinated debt

Undated subordinated debt consists of undated floating-rate subordinated notes (*titres subordonnés à durée indéterminée* – TSDIs), other undated subordinated notes, and undated participating subordinated notes (*titres participatifs*).

In millions of euros	31 December 2006	31 December 2005
Undated floating-rate subordinated notes (TSDIs)	808	887
Other undated subordinated notes	406	644
Undated participating subordinated notes	290	304
Issue costs and fees, accrued interest	80	60
TOTAL	1,584	1,895

- Undated floating-rate subordinated notes and other undated subordinated notes

The TSDIs and other undated subordinated notes issued by BNP Paribas are redeemable on liquidation of the Bank after repayment of all other debts but ahead of undated participating subordinated notes. They confer no rights over residual assets. The various TSDI issues are as follows:

In millions of euros						
Issuer	Issue date	Currency	Original amount in issue currency	Rate	31 December 2006	31 December 2005
Paribas SA	September 1984	USD	24 million	3-month Libor + 3/8%	18	20
BNP SA	October 1985	EUR	305 million	TMO - 0.25%	290	305
Paribas SA	July 1986	USD	165 million	3-month Libor + 1/8%	121	140
BNP SA	September 1986	USD	500 million	6-month Libor + 0.75%	379	422
			TOTAL		808	887

The TSDIs issued in US dollars contain a specific call option provision, whereby they may be redeemed at par prior to maturity at the issuer's discretion at any time after a date specified in the issue particulars, after approval of the banking supervisory authorities. They are not subject to any interest step up clause. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders approves a decision not to pay a dividend.

Payment of interest is obligatory on the TSDIs issued in October 1985 (representing a nominal amount of EUR 305 million), but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders notes that there is no income available for distribution.

The other undated subordinated notes issued by the Group between 1996 and 1999 may be redeemed at par prior to maturity on a date specified in the issue particulars, after approval of the banking supervisory authorities, and are entitled to a step up in interest from this date if the notes have not been redeemed. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders Meeting approves a decision not to pay a dividend.

In millions of euros								
Issuer	Issue date	Currency	Original amount in issue currency	Redemption option/interest step up date	Interest rate	Interest step up (basis points)	31 December 2006	31 December 2005
BNP SA	July 1996	USD	20 million	July 2006	3-month Libor + 0.65%	+150 bp	-	17
BNP SA	December 1996	USD	200 million	December 2006	3-month Libor + 0.65%	+150 bp	-	169
BNP SA	January 1997	USD	50 million	January 2007	3-month Libor + 0.65%	+150 bp	38	42
BNP SA	January 1997	USD	50 million	December 2006	3-month Libor + 0.65%	+150 bp	-	42
BNP SA	May 1997	EUR	191 million	May 2007	6.50%	+200 bp [2]	189	191
BNP SA	July 1997	USD	50 million	July 2007	3-month Libor + 0.56%	+150 bp	38	42
BNP SA	Nov. 1997	EUR	9 million	November 2007	6.36%	+205 bp [2]	9	9
BNP SA	April 1998	EUR	77 million	April 2008	3-month Libor + 0.70%	+150 bp	77	77
Laser	May 1999	EUR	110 million [1]	May 2009	5.935%	+250 bp [3]	55	55
				TOTAL			406	644

(1) Before application of the proportionate consolidation rate

(2) Above the 3-month Euribor

(3) Above the 3-month Euroibor

- Undated participating subordinated notes

Undated participating subordinated notes issued by the Bank between 1984 and 1988 for a total amount of EUR 337 million are redeemable only in the event of liquidation of the Bank, but may be retired on the terms specified in the law of 3 January 1983. Under this option, 325,560 notes were retired in 2004 and 2006 and subsequently cancelled. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if the Ordinary General Meeting of Shareholders Meeting held to approve the financial statements notes that there is no income available for distribution.

5.g HELD-TO-MATURITY FINANCIAL ASSETS

In millions of euros	31 December 2006	31 December 2005
Negotiable certificates of deposit	**2,915**	**3,360**
Treasury bills and other bills eligible for central bank refinancing	2,860	3,276
Other negotiable certificates of deposit	55	84
Bonds	**12,234**	**12,085**
Government bonds	11,868	11,451
Other bonds	366	634
Total held-to-maturity financial assets	**15,149**	**15,445**

5.h CURRENT AND DEFERRED TAXES

In millions of euros	31 December 2006	31 December 2005
Current taxes	1,926	1,147
Deferred taxes	1,517	988
Current and deferred tax assets	**3,443**	**2,135**
Current taxes	1309	647
Deferred taxes	997	1,559
Current and deferred tax liabilities	**2,306**	**2,206**

Deferred taxes on temporary differences relate to the following items:

In millions of euros	1 January 2005	Deferred tax expense/ (income)	Effect of exchange rate movements & other items	31 December 2005	Deferred tax expense/ (income)	Impact of the consolidation of Banca Nazionale del Lavoro	Effect of exchange rate movements & other items	31 December 2006
Provisions for employee benefit obligations	586	(133)	196	649	(282)	139	(9)	497
Other provisions	325	(74)	72	323	(58)	1,058	268	1,591
Unrealised finance lease reserve	(461)	36	(51)	(476)	22	-	(400)	(854)
Available-for-sale financial assets	(554)	(11)	(233)	(798)	85	18	(99)	(794)
Other items	11	(183)	(97)	(269)	(225)	(57)	631	80
Net deferred taxes	**(93)**	**(365)**	**(113)**	**(571)**	**(458)**	**1,158**	**391**	**520**
Including :								
Deferred tax assets	1,088			988				1,517
Deferred tax liabilities	(1,181)			(1,559)				(997)

Carryforwards of tax losses accounted for EUR 67 million of total deferred tax assets at 31 December 2006 (EUR 96 million at 31 December 2005).

Unrecognised deferred tax assets amounted to EUR 1,306 million at 31 December 2006 (EUR 338 million at 31 December 2005).

5.i ACCRUED INCOME/EXPENSE AND OTHER ASSETS/LIABILITIES

In millions of euros	31 December 2006	31 December 2005
Guarantee deposits and bank guarantees paid	25,379	22,221
Settlement accounts related to securities transactions	17,799	16,010
Collection accounts	2,206	2,110
Reinsurers' share of technical reserves	2,414	2,283
Accrued income and prepaid expenses	2,330	1,836
Other debtors and miscellaneous assets	16,787	20,867
Total accrued income and other assets	**66,915**	**65,327**
Guarantee deposits received	12,315	11,183
Settlement accounts related to securities transactions	21,681	15,336
Collection accounts	484	414
Accrued expenses and deferred income	3,668	3,127
Other creditors and miscellaneous liabilities	15,513	18,386
Total accrued expenses and other liabilities	**53,661**	**48,446**

The movement in "Reinsurers' share of technical reserves" breaks down as follows:

In millions of euros	31 December 2006	31 December 2005
Reinsurers' share of technical reserves at start of period	**2,283**	**2,075**
Increase in technical reserves borne by reinsurers	401	294
Amounts received in respect of claims and benefits passed on to reinsurers	(271)	(90)
Effect of changes in exchange rates and scope of consolidation	1	4
Reinsurers' share of technical reserves at end of period	**2,414**	**2,283**

5.j INVESTMENTS IN ASSOCIATES

The Group's investments in associates (companies carried under the equity method), which represent amounts in excess of EUR 100 million, are shown below:

In millions of euros	31 December 2006	31 December 2005
Cofidis France	102	76
Erbe	1,164	1,013
Verner Investissement	308	221
Société de Paiement Pass	202	196
BNL Vita	229	-
Other associates	767	317
Investments in associates	**2,772**	**1,823**

Financial data as published by the Group's principal associates under local generally accepted accounting principles are as follows:

In millions of euros	Total assets at 31 Dec. 2006	Net banking income or net revenue Year to 31 Dec. 2006	Net income Year to 31 Dec. 2006
Erbe [(1)]	2,181	-	281
Verner Investissement [(1)]	3,565	309	40
Société de Paiement Pass	2,907	320	52
BNL Vita	10,909	3,651	51

(1) data as at 31 December 2005 or for the year then ended

5.k PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS USED IN OPERATIONS, INVESTMENT PROPERTY

In millions of euros	31 December 2006			31 December 2005		
	Gross value	Accumulated depreciation, amortisation and impairment	Carrying amount	Gross value	Accumulated depreciation, amortisation and impairment	Carrying amount
INVESTMENT PROPERTY	**6,704**	**(891)**	**5,813**	**6,119**	**(864)**	**5,255**
Land and buildings	5,015	(866)	4,149	2,871	(840)	2,031
Equipment, furniture and fixtures	3,614	(2,230)	1,384	3,726	(2,457)	1,269
Plant and equipment leased as lessor under operating leases	8,536	(2,838)	5,698	7,931	(2,646)	5,285
Other property, plant and equipment	1,813	(574)	1,239	1,210	(582)	628
PROPERTY, PLANT AND EQUIPMENT	**18,978**	**(6,508)**	**12,470**	**15,738**	**(6,525)**	**9,213**
Purchased software	1,452	(939)	513	1,359	(1,021)	338
Internally-developed software	811	(454)	357	615	(326)	289
Other intangible assets	943	(244)	699	791	(193)	598
INTANGIBLE ASSETS	**3,206**	**(1,637)**	**1,569**	**2,765**	**(1,540)**	**1,225**

The main changes in investment property in the year to 31 December 2006 related to Klépierre's acquisitions of the real estate assets of (i) buildings of a chain of restaurants for EUR 298 million and (ii) shopping centres for EUR 147 million. In addition, the Group's acquisition of Banca Nazionale del Lavoro generated a EUR 2,577 million increase in property, plant and equipment and intangible assets. Also in 2006, the Group purchased a building to be used in the business, representing a value of EUR 213 million.

Investment property

Land and buildings leased by the Group as lessor under operating leases, and land and buildings held as investments in connection with life insurance business, are recorded in "Investment property".

The estimated fair value of investment property accounted for at cost at 31 December 2006 was EUR 10,157 million, compared with EUR 8,747 million at 31 December 2005.

Intangible assets

"Other intangible assets" comprise leasehold rights, goodwill and trademarks acquired by the Group.

Depreciation, amortisation and impairment

Net depreciation and amortisation expense for the year ended 31 December 2006 was EUR 907 million, compared with EUR 766 million for the year ended 31 December 2005.

The net increase in impairment losses on property, plant and equipment and intangible assets taken to the profit and loss account in the year ended 31 December 2006 amounted to EUR 21 million, compared with a net reversal of EUR 24 million for the year ended 31 December 2005.

5.1 GOODWILL

In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Gross value at start of period	**8,093**	**6,328**
Accumulated impairment at start of period	**(14)**	**-**
Carrying amount at start of period	**8,079**	**6,328**
Acquisitions	2,580	1,204
Divestments	(37)	(30)
Impairment losses recognised during the period	(14)	(14)
Translation adjustments	(448)	589
Other movements	2	2
Gross value at end of period	**10,194**	**8,093**
Accumulated impairment recognised during the period	**(32)**	**(14)**
Carrying amount at end of period	**10,162**	**8,079**

Goodwill by core business is as follows:

In millions of euros	Carrying amount at 31 December 2006	Carrying amount at 31 December 2005
International Retail Banking and Financial Services	**6,412**	**6,561**
of which BancWest Corp	*3,771*	*4,206*
of which Consumer Credit	*1,509*	*1,396*
of which Contract Hire and Fleet Management	*697*	*744*
Asset Management and Services	**1,298**	**1,221**
of which Cortal Consors	*385*	*385*
Corporate and Investment Banking	**66**	**84**
French Retail Banking	**23**	**23**
BNL	**2,165**	**-**
Other Activities	**198**	**190**
Total	**10,162**	**8,079**

5.m TECHNICAL RESERVES OF INSURANCE COMPANIES

In millions of euros	31 December 2006	31 December 2005
Liabilities related to insurance contracts	**74,795**	**64,406**
Gross technical reserves		
- Unit-linked contracts	33,027	26,146
- Other insurance contracts	41,768	38,260
Liabilities related to financial contracts	**8,457**	**8,892**
Liabilities related to financial contracts with discretionary participation feature	8,457	8,892
Policyholders' surplus	**3,792**	**3,225**
Total technical reserves of insurance companies	**87,044**	**76,523**
Liabilities related to unit-linked financial contracts (1)	4,347	4,090
Total liabilities related to contracts written by insurance companies	**91,391**	**80,613**

(1) Liabilities related to unit-linked financial contracts are included in "Due to customers" (Note 5.e)

The policyholders' surplus reserve arises from the application of shadow accounting. It represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest, set at 95% for France, is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

Movements in liabilities related to insurance contracts:

In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Liabilities related to contracts at start of period	**80,613**	**70,043**
Additions to insurance contract technical reserves and deposits taken on financial contracts related to life insurance	14,533	12,417
Claims and benefits paid	(6,500)	(5,063)
Contracts portfolio disposals	-	176
Effect of changes in scope of consolidation	289	-
Effect of movements in exchange rates	(53)	87
Effect of changes in value of admissible investments related to unit-linked business	2,509	2,953
Liabilities related to contracts at end of period	**91,391**	**80,613**

Please refer to Note 5.i for details of reinsurers' share of technical reserves.

5.n PROVISIONS FOR CONTINGENCIES AND CHARGES

In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Total provisions at start of period	**3,850**	**3,983**
Additions to provisions	1,154	1,047
Reversals of provisions	(962)	(585)
Provisions utilised	(890)	(620)
Impact of the consolidation of Banca Nazionale del Lavoro	1,620	-
Effect of movements in exchange rates and other movements	(54)	25
Total provisions at end of period	**4,718**	**3,850**

At 31 December 2005 and 31 December 2006, provisions for contingencies and charges mainly included provisions for post-employment benefits (Note 7.b), for impairment related to credit and counterparty risks (Note 2.e), for risks on regulated savings products and for litigation in connection with banking transactions.

Provisions for regulated savings product risks

Deposits, loans and savings – home savings accounts (CEL) and home savings plans (PEL)

In millions of euros	31 December 2006	31 December 2005
Deposits collected under home savings accounts and plans	**17,581**	**19,608**
of which deposits collected under home savings plans	14,417	16,432
Aged more than 10 years	*5,223*	*6,234*
Aged between 4 and 10 years	*7,016*	*8,484*
Aged less than 4 years	*2,178*	*1,714*
Outstanding loans granted under home savings accounts and plans	**643**	**803**
of which loans granted under home savings plans	213	304
Provisions recognised for home savings accounts and plans	**216**	**388**
of which home savings plans	171	350
Aged more than 10 years	*91*	*182*
Aged between 4 and 10 years	*65*	*135*
Aged less than 4 years	*15*	*33*

Change in provisions for regulated savings products

In millions of euros	Year to 31 Dec. 2006		Year to 31 Dec. 2005	
	Provisions recognised - home savings plans	Provisions recognised - home savings accounts	Provisions recognised - home savings plans	Provisions recognised - home savings accounts
Total provisions at start of period	**350**	**38**	**305**	**70**
Additions to provisions during the period	-	7	78	-
Provision reversals during the period	(179)	-	(33)	(32)
Total provisions at end of period	**171**	**45**	**350**	**38**

6. FINANCING COMMITMENTS AND GUARANTEE COMMITMENTS

6.a FINANCING COMMITMENTS

Contractual value of financing commitments given and received:

In millions of euros	31 December 2006	31 December 2005
Financing commitments given:		
- to credit institutions	36,412	18,165
- to customers:	199,324	191,514
Confirmed letters of credit	139,200	149,525
Other commitments given to customers	60,124	41,989
Total financing commitments given *(Note 4.b)*	**235,736**	**209,679**
Financing commitments received:		
- from credit institutions	71,398	54,894
- from customers	4,622	774
Total financing commitments received	**76,020**	**55,668**

6.b GUARANTEE COMMITMENTS

Financial instruments given and received as guarantees

In millions of euros	31 December 2006	31 December 2005
Financial instruments received as guarantees	25,074	15,800
Financial instruments given as guarantees	31,632	29,694

Guarantee commitments given

In millions of euros	31 December 2006	31 December 2005
Guarantee commitments given:		
to credit institutions	11,723	8,484
to customers:	69,222	58,670
- Property guarantees	1,610	1,191
- Sureties provided to tax and other authorities, other sureties	27,459	18,639
- Other guarantees	40,153	38,840
Total guarantee commitments given *(Note 4.b)*	**80,945**	**67,154**

6.c CUSTOMER SECURITISATION PROGRAMMES

The BNP Paribas Group carries out securitisation programmes involving the creation of special-purpose entities on behalf of its customers. These programmes have liquidity facilities and, where appropriate, guarantee facilities. Special-purpose entities over which the Group does not exercise control are not consolidated.

Short-term refinancing

At 31 December 2006, six non-consolidated multiseller conduits (Eliopée, Thésée, Starbird, J Bird, J Bird 2 and Matchpoint) were managed by the Group on behalf of customers. These entities are refinanced on the local short-term commercial paper market. The Group has issued letters of credit guaranteeing the default risk on securitised receivables managed for customers by these entities up to an amount of EUR 580 million (EUR 629 million at 31 December 2005), and has granted liquidity facilities totalling EUR 12,518 million to these entities (EUR 12,176 million at 31 December 2005).

Medium/long-term bond refinancing

BNP Paribas also acts as arranger for customers, setting up funds that receive securitised customer assets and issuing medium and long-term bonds which are then placed by the Group. However, BNP Paribas does not manage these funds, and they are not consolidated. At 31 December 2006, the BNP Paribas Group had granted liquidity facilities totalling EUR 289 million (EUR 331 million at 31 December 2005) to eleven such funds (Tenzing – Invesco, Master Dolfin, Italfinance – Italease, CR Ferrara, Forest – Immofinanz, Cars – Renault, Tiepolo, Emerald – Ascendas REIT, Cari Firenze, LFE 3 – BNPP and RMF IV), representing a total of EUR 6,480 million in securitised receivables (EUR 2,600 million at 31 December 2005).

7. SALARIES AND EMPLOYEE BENEFITS

7.a SALARY AND EMPLOYEE BENEFIT EXPENSES

Salary and employee benefit expenses for the year to 31 December 2006 came to EUR 10,260 million (EUR 7,903 million for the year to 31 December 2005).

Fixed and variable remuneration, incentive bonuses and profit-sharing amounted to EUR 7,560 million (EUR 5,935 million in 2005); retirement bonuses, pension costs and social security taxes to EUR 2,336 million (EUR 1,662 million in 2005); and payroll taxes to EUR 364 million (EUR 306 million in 2005).

7.b EMPLOYEE BENEFIT OBLIGATIONS

Post-employment benefits under defined-contribution plans

In France, the BNP Paribas Group pays contributions to various nationwide basic and top-up pension schemes. BNP Paribas SA has set up a funded pension plan under a company-wide agreement. Under this plan, employees will receive an annuity on retirement in addition to the pension paid by nationwide schemes.

In the rest of the world, defined-benefit plans have been closed to new employees in most of the countries in which the Group operates (primarily the United States, Germany, Luxembourg, the United Kingdom, Ireland, Norway and Australia). These employees are now offered defined-contribution plans. Under these plans, the Group's obligation is essentially limited to paying a percentage of the employee's annual salary into the plan. The amount paid into defined-contribution post-employment plans in France and other countries for the year to 31 December 2006 was approximately EUR 346 million (EUR 286 million for the year to 31 December 2005).

Post-employment benefits under defined-benefit plans

The legacy defined-benefit plans in France and other countries are valued independently using actuarial techniques, applying the projected unit cost method, in order to determine the expense arising from rights vested in employees and benefits payable to retired employees. The demographic and financial assumptions used to estimate the present value of these obligations and of plan assets take account of economic conditions specific to each country and Group company. Actuarial gains and losses outside the permitted 10% "corridor" are amortised; these gains and losses are calculated separately for each defined-benefit plan.

Provisions set up to cover obligations under defined-benefit post-employment plans at 31 December 2006 totalled EUR 1,554 million (EUR 1,378 million at 31 December 2005), comprising EUR 421 million for French plans and EUR 1,133 million for other plans.

1) Pension plans and other post-employment benefits

- *Pension plans*

In France, BNP Paribas pays a top-up banking industry pension arising from rights acquired to 31 December 1993 by ex-employees in retirement at that date and active employees in service at that date. The residual pension obligations are covered by a provision in the consolidated financial statements and the Paribas pension fund.

The defined-benefit plans previously granted to Group executives formerly employed by BNP, Paribas or Compagnie Bancaire have all been closed and converted into top-up type schemes. The amounts allocated to the beneficiaries, subject to their still being with the Group at retirement, were fixed when the previous schemes were closed. These pension plans have been contracted out to insurance companies. The fair value of the related plan assets in these companies' balance sheets break down as 75% bonds, 18% equities, and 7% property assets.

In other countries, pension plans are based either on pensions linked to the employee's final salary and length of service *(United Kingdom)*, or on annual vesting of rights to a capital sum expressed as a percentage of annual salary and paying interest at a pre-defined rate *(United States)*. Some plans are top-up schemes linked to statutory pensions *(Norway)*. Some plans are managed by insurance companies *(Spain)* or by independent fund managers *(United Kingdom)*. At 31 December 2006, 84% of the gross obligations under these plans concerned 18 plans in the United Kingdom and the United States. The fair value of the related plan assets was split as follows: 58% equities, 34% bonds, 8% other financial instruments.

- *Other post-employment benefits*

Group employees also receive various other contractual post-employment benefits such as bonuses payable on retirement. BNP Paribas' obligations for these bonuses in France are funded through a contract taken out with a third-party insurer. In 2006, BNP Paribas paid a premium of EUR 372 million under this contract, an amount that had previously been provisioned.

Italy accounts for 91% of the Group's gross obligations in other countries relating to this form of benefit.

The tables below provide details relating to the Group's obligations for both pensions and other post-employment benefits:

- *Reconciliation of assets and liabilities recognised in the balance sheet*

In millions of euros	31 December 2006	31 December 2005
Present value of obligation	**3,884**	**3,151**
Present value of obligations wholly or partially funded by plan assets	2,837	2,914
Present value of unfunded obligations	1,047	237
Fair value of plan assets	**(2,213)**	**(1,735)**
of which financial instruments issued by BNP Paribas	*3*	*3*
of which property and other assets used by BNP Paribas	-	*3*
Fair value of surplus assets	**(70)**	**(78)**
Fair value of segregated assets [1]	**(12)**	**(73)**
Cost not yet recognised in accordance with IAS 19	**(216)**	**(129)**
Past service cost	(52)	76
Net actuarial losses/gains	(164)	(205)
Other amounts recognised in the balance sheet	**54**	**41**
Net obligation recognised in the balance sheet for defined-benefit plans	**1,427**	**1,177**

(1) Segregated assets are ring-fenced assets held in the balance sheets of Group insurance companies to cover post-employment benefit obligations transferred to the insurance companies for certain categories of employees of other Group entities.

- *Movements in the present value of the obligation and surplus assets*

In millions of euros	31 December 2006	31 December 2005
Present value of obligation at start of period	**3,073**	**3,242**
Gross present value of obligation at start of period	*3,151*	*3,242*
Fair value of surplus assets at start of period	*(78)*	*-*
Service cost for the period	115	126
Expense arising on discounting of the obligation	144	133
Effect of plan amendments	122	(264)
Effect of plan curtailments or settlements	(17)	(210)
Net actuarial gains and losses	(12)	136
Contributions by plan participants	1	2
Benefits paid	(183)	(136)
Effect of movements in exchange rates	(55)	107
Effect of changes in scope of consolidation	700	(130)
Other movements	(74)	67
Present value of obligation at end of period	**3,814**	**3,073**
Gross present value of obligation at end of period	*3,884*	*3,151*
Fair value of surplus assets at end of period	*(70)*	*(78)*

- *Movements in the fair value of plan assets and segregated assets*

In millions of euros	31 December 2006	31 December 2005
Fair value of assets at start of period	**1,808**	**1,477**
Fair value of plan assets at start of period	*1,735*	*1,228*
Fair value of segregated assets at start of period	*73*	*249*
Expected return on plan assets	100	91
Effect of plan curtailments or settlements	3	-
Net actuarial gains and losses	16	49
Contributions by plan participants	1	4
BNP Paribas contributions to plan assets	463	138
Benefits paid to recipients of funded benefits	(103)	(112)
Effect of movements in exchange rates	(42)	87
Effect of changes in scope of consolidation	33	4
Other movements	(54)	70
Fair value of assets at end of period	**2,225**	**1,808**
Fair value of plan assets at end of period	*2,213*	*1,735*
Fair value of segregated assets at end of period	*12*	*73*

- *Components of pension cost*

In millions of euros	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Service cost for the period	115	126
Expense arising on discounting of the obligation	144	133
Expected return on plan assets	(100)	(93)
Amortisation of actuarial gains and losses	4	28
Amortisation of past service cost	(7)	6
Effect of plan curtailments or settlements	(19)	(213)
Other items	-	3
Total expense recorded in "Salary and employee benefit expenses"	**137**	**(10)**

- *Main actuarial assumptions used in employee benefit calculations at the balance sheet date*

In %	31 December 2006				31 December 2005			
	France	Euro zone excl. France	UK	USA	France	Euro zone excl. France	UK	USA
Discounting rate	3.92%-4.13%	3.40%-4.13%	5.04%	5.50%	2.76%-3.59%	3.40%-3.82%	4.81%	5.50%
Future rate of salary increases	2.50%-5.50%	2.00%-5.00%	4.00%-4.50%	4.00%-5.00%	2.50%-5.50%	2.00%-4.00%	3.75%-5.40%	4.00%

- *Effective rate of return on plan assets during the year*

In %	Year to 31 Dec. 2006				Year to 31 Dec. 2005			
	France	Euro zone excl. France	UK	USA	France	Euro zone excl. France	UK	USA
Expected return on plan assets (1)	4.00%	2.00%-6.60%	4.30%-6.30%	4.00%-8.50%	4.00%-4.20%	2.52%-6.40%	5.40%-7.30%	7.00%-9.00%
Actual return on plan assets (1)	4.50%-5.00%	3.00%-16.00%	3.50%-10.00%	9.00%-13.00%	4.20%-5.00%	8.45%-14.12%	8.32%-19.49%	3.01%-7.90%

(1) Range of values, reflecting the existence of several plans within a single country or zone

At 31 December 2006, actuarial gains and losses arising due to updating the assumptions used for calculating employee benefits (e.g. discount rate and future rate of salary increases) and the expected return on plan assets represented a net gain resulting in a reduction in the value of the Group's net obligation of approximately EUR 29 million. France reported actuarial gains of EUR 40 million, primarily due to an increase in the discount rate applied, while other countries reported actuarial losses of EUR 11 million, mainly due to experience adjustments relating to assumptions for staff turnover rates and the future rate of salary increases.

2) Post-employment healthcare plans

In France, BNP Paribas no longer has any obligations in relation to healthcare benefits for its retired employees.

Several healthcare benefit plans for retired employees exist in other countries, mainly in the United States. Provisions for obligations under these plans at 31 December 2006 amounted to EUR 45 million (EUR 50 million at 31 December 2005).

Obligations under post-employment healthcare benefit plans are measured using the mortality tables applicable in each country. They also build in assumptions about healthcare benefit costs, including forecast trends in the cost of healthcare services and in inflation, which are derived from historical data.

Termination benefits

In France, BNP Paribas is encouraging voluntary redundancy among employees who meet certain eligibility criteria. The obligations to eligible active employees under such plans are provided for where the plan is the subject of an agreement or a draft bilateral agreement. In 2005, the Group set up a provision of EUR 43 million to cover an Employment Adaptation Plan to be implemented from 2006 to 2008 by BNP Paribas in France, in anticipation of the effect of demographic changes and of quantitative and qualitative changes in job requirements. A similar provision of EUR 114 million was recorded in 2006, primarily relating to BNL.

Provisions for voluntary redundancy and early retirement plans amounted to EUR 487 million at 31 December 2006 (EUR 171 million at 31 December 2005). Of this total, EUR 366 million related to the Group's operations outside France.

7.c SHARE-BASED PAYMENT

Share-based loyalty and incentive schemes

BNP Paribas has set up share-based payment systems for certain employees, including stock option and share award plans implemented as part of loyalty schemes and a Global Share-Based Incentive Plan.

Loyalty schemes

As part of the Group's variable remuneration policy, certain high-performing or newly-recruited employees are offered a loyalty bonus scheme, entitling them to specific share-based remuneration (in the form of shares or cash payments indexed to the BNP Paribas share price), payable over several years, and subject to the condition that the employees remain within the Group. Under IFRS 2, these plans are recognised as an expense over the vesting period of the rights. The expense recognised in the year to 31 December 2006 related to awards made between 2003 and 2006.

Global Share-Based Incentive Plan

Until 2005, various stock option plans were granted to Group employees by BNP, by Paribas and its subsidiaries, and subsequently by BNP Paribas, under successive authorisations given by Extraordinary Shareholders' Meetings.

Since 2005, the Group has set up stock option plans on an annual basis with a view to actively involving various categories of managers in creating value for the Group, and thereby encouraging the convergence of their interests with those of the Group's shareholders. The managers selected for these plans represent the Group's best talent, including the next generation of leaders: senior managers, managers in key positions, line managers and technical experts, high-potential managers, high-performing young managers with good career development prospects, and major contributors to the Group's results.

The option exercise price under these plans is determined at the time of issue in accordance with the terms of the authorisation given by the corresponding Extraordinary Shareholders' Meeting. No discount is offered. Since the 2005 plan, the life of the options granted has been reduced to 8 years. The plans are subject to vesting conditions under which a portion of the options granted is conditional upon the performance of the BNP Paribas share relative to the Euro Stoxx Bank index. This relative performance is measured at the end of the second, third and fourth years of the compulsory holding period. Depending on the results of this measurement, the exercise price of the portion of the options subject to this performance-related condition may be increased or their exercise may be deemed null and void.

In 2006, BNP Paribas used the authorisations granted by the Extraordinary Shareholders' Meeting of 18 May 2005 to set up a Global Share-Based Incentive Plan for the above-mentioned employee categories, which combines stock options with share awards. Under this plan, senior managers and corporate officers are exclusively granted stock options whereas managers in key positions receive both stock options and share awards. High-potential managers and major contributors are exclusively granted share awards.

Employees' rights under share awards vest after a period of 2 or 3 years depending on the case and provided the employee is still a member of the Group. The compulsory holding period for the shares granted free of consideration is two years. Share awards were only made to Group employees in France.

All unexpired plans involve potential settlement in BNP Paribas shares.

Expense for the year

The expense recognised in the year to 31 December 2006 in respect of all the plans granted amounted to EUR 90 million (EUR 82 million in the year to 31 December 2005).

In millions of euros	2006				2005
	Stock option plans	Share award plans	Other plans	Total expense	Total expense
Loyalty schemes	-	-	32	32	50
Global Share-Based Incentive Plan	44	14	-	58	32
Total	**44**	**14**	**32**	**90**	**82**

Description of the plans

The tables below give details of the characteristics and terms of all unexpired plans at 31 December 2006:

Stock subscription option plans

Characteristics of the plan							Options outstanding at end of period	
Originating company	Date of grant	Number of grantees	Number of options granted	Start date of exercise period	Option expiry date	Adjusted exercise price (in euros) (5)	Number of options	Remaining period until expiry of options (years)
BNP [1]	22/05/1997	64	476,000	23/05/2002	22/05/2007	18.29	52,011	1
BNP [1]	13/05/1998	259	2,074,000	14/05/2003	13/05/2008	36.95	388,555	2
BNP [1]	03/05/1999	112	670,000	04/05/2004	03/05/2009	37.31	139,408	3
BNP [1] [4]	22/12/1999	642	5,064,000	23/12/2004	22/12/2009	44.77	2,025,877	3
BNP [1] [4]	07/04/2000	1,214	1,754,200	08/04/2005	07/04/2010	42.13	533,326	4
BNP Paribas SA [1] [2]	15/05/2001	932	6,069,000	15/05/2005	14/05/2011	48.57	3,766,413	5
BNP Paribas SA [2]	31/05/2002	1,384	2,158,570	31/05/2006	30/05/2012	59.48	1,393,905	6
BNP Paribas SA [3]	21/03/2003	1,302	6,693,000	21/03/2007	20/03/2013	36.78	6,400,294	7
BNP Paribas SA [3]	24/03/2004	1,458	1,779,850	24/03/2008	21/03/2014	49.36	1,661,345	8
BNP Paribas SA [3]	25/03/2005	2,380	4,332,550	25/03/2009	22/03/2013	54.62	4,275,202	7
BNP Paribas SA [3]	05/04/2006	2,583	3,894,770	06/04/2010	04/04/2014	75.25	3,837,990	8
Total options outstanding at end of period							**24,474,326**	

(1) The number of options and the exercise price have been adjusted for the two-for-one BNP Paribas share split that took place on 20 February 2002.

(2) These options were subject to vesting conditions related to the financial performance of the Group as measured by the ratio of net income to average shareholders' equity for the year in question. The minimum requirement is an average ratio of 16% over four years starting in the year of grant, or alternatively over three rolling years starting in the second year after the year of grant. This condition has been lifted for the plans concerned.

(3) The plan is subject to vesting conditions under which a proportion of the options granted to employees is conditional upon the performance of the BNP Paribas share relative to the Dow Jones Euro Stoxx Bank index during the applicable holding period.

Based on this relative performance condition, the adjusted exercise price for these options has been set at:

- EUR 38.62 for 600,526 options under the 21 March 2003 plan, outstanding at the year-end.
- EUR 51.83 for 1,514 options under the 24 March 2004 plan, outstanding at the year-end.

(4) Plans granted to employees of the two pre-merger groups, BNP and Paribas. The options vested only in the event that no payments were due in respect of the Contingent Value Rights Certificates attached to the shares issued at the time of the merger. This condition has been met.

(5) The exercise prices for options granted under plans prior to 31 March 2006, as well as the number of options outstanding at that date have been adjusted in accordance with the applicable regulations in order to take into account the issue of a preferential subscription right on 7 March 2006.

Stock purchase option plans

Characteristics of the plan							Options outstanding at end of period	
Originating company	Date of grant	Number of grantees	Number of options granted	Start date of exercise period (2)	Option expiry date	Adjusted exercise price (in euros) (3)	Number of options	Remaining period until expiry of options (years)
Paribas [1]	17/11/1998	975	7,255,377	17/11/2003	17/11/2006	20.23	-	-
Paribas [1]	04/05/1999	1	30,850	04/05/2004	04/05/2007	31.60	13,508	1
Total options outstanding at end of period							13,508	

(1) The number of options and the exercise price have been adjusted for the two-for-one BNP Paribas share split that took place on 20 February 2002.

(2) Exercise dates set at the time of grant. However, the BNP-Paribas merger agreement stipulates that grantees may not exercise their options until the 5th anniversary of the date of grant, as required under French tax rules, irrespective of the original exercise date.

(3) The exercise prices for options granted under plans prior to 31 March 2006, as well as the number of options outstanding at that date have been adjusted in accordance with the applicable regulations in order to take into account the issue of a preferential subscription right on 7 March 2006.

Share award plans

Characteristics of the plan						Number of shares outstanding at end of period
Originating company	Date of grant	Number of grantees	Number of shares granted	Vesting date of share granted	Expiry date of holding period for shares granted	
BNP Paribas SA	05/04/2006	2,034	544,370	07/04/2008	07/04/2010	533,542
BNP Paribas SA	05/04/2006	253	64,281	06/04/2009	06/04/2011	62,127
Total shares outstanding at end of period						595,669

Movements during the year

Stock subscription option plans

	2006		2005	
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at 1 January	**25,388,170**	46.63	**24,359,164**	44.58
Options granted during the period	3,894,770	75.25	4,332,550	55.10
Options arising from the 31 March 2006 capital increase	218,317		-	
Options exercised during the period	(4,522,809)	46.95	(2,767,124)	41.69
Options expired during the period	(504,122)		(536,420)	
Options outstanding at 31 December	**24,474,326**	50.63	**25,388,170**	46.63
Options exercisable at 31 December	**8,299,495**	48.14	**8,932,740**	45.38

The average quoted stock market price for the option exercise period in 2006 was EUR 78.11 (EUR 59.11 in 2005).

Stock purchase option plans

	2006		2005	
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at 1 January	**1,504,355**	20.58	**4,963,880**	21.39
Options arising from the 31 March 2006 capital increase	11,198		-	
Options exercised during the period	(1,498,931)	20.32	(3,459,525)	21.74
Options expired during the period	(3,114)		-	
Options outstanding at 31 December	**13,508**	31.60	**1,504,355**	20.58
Options exercisable at 31 December	**13,508**	31.60	**1,504,355**	20.58

The average quoted stock market price for the option exercise period in 2006 was EUR 78.06 (EUR 58.76 in 2005).

Share award plans

	2006
	Number of options
Shares outstanding at 1 January	-
Shares granted during the period	608,651
Shares vested during the period	(265)
Shares expired during the period	(12,717)
Shares outstanding at 31 December	**595,669**

Value attributed to stock options and share awards

As required under IFRS 2, BNP Paribas attributes a value to stock options and share awards granted to employees and recognises an expense, determined at the date of grant, calculated on the basis of the fair value of the options and shares concerned. This initial fair value may not subsequently be adjusted for changes in the quoted market price of BNP Paribas shares. The only assumptions that may result in a revision to fair value during the vesting period, and hence to an adjustment in the expense, are those related to the population of grantees (loss of rights). The Group's share-based payment plans are valued by an independent specialist firm.

Measurement of stock subscription options

Binomial or trinomial tree algorithms are used to build in the possibility of non-optimal exercise of options from the vesting date. The Monte Carlo method is used to price in the characteristics of certain secondary grants linking options to the performance of the BNP Paribas share relative to a sector index.

The implied volatility used in measuring stock option plans is estimated on the basis of a range of ratings prepared by various dealing rooms. The level of volatility used by the Group takes account of historical volatility trends for the benchmark index and BNP Paribas shares over a 10-year period.

Stock subscription options granted in 2006 were valued at EUR 15.36 and EUR 14.03, depending on whether or not they are subject to performance conditions (compared with EUR 9.84 and EUR 8.99 respectively for stock subscription options granted in 2005).

	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Quoted price of BNP Paribas shares at date of grant (in euros)	76.85	55.60
Option exercise price (in euros)	75.25	55.10
Implied volatility of BNP Paribas shares	22.4%	20.0%
Early exercise of options	7 years	7.5 years
Expected dividend on BNP Paribas shares [1]	3.5%	3.6%
Risk-free interest rate	4.0%	3.7%
Loss of rights rate	1.5%	1.5%

(1) The dividend rate shown above is an average of the estimated annual dividends over the life of the option.

Measurement of share awards

The unit value used to measure shares awarded free of consideration is the value at the end of the compulsory holding period plus dividends paid since the date of acquisition, discounted at the grant date.

The value of shares awarded free of consideration by BNP Paribas in 2006 was EUR 70.99 for the shares whose holding period expires on 7 April 2010 and EUR 68.08 for those whose holding period expires on 6 April 2011.

Shares purchased by employees under the Company Savings Plan

	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Date plan announced	18 May 2006	11 May 2005
Quoted price of BNP Paribas shares at date plan announced (in euros)	72.25	52.00
Number of shares issued (see Note 8.a)	4,670,388	5,000,000
Purchase price (in euros)	60.50	42.30
Five-year risk-free interest rate	3.88%	2.61%
Five-year borrowing cost	7.20%	6.65%
Borrowing cost during the holding period	14.54%	17.56%

The Group did not recognise an expense in relation to the Company Savings Plan in 2006 as the discount granted to employees purchasing shares under this plan represents a non-material financial expense for BNP Paribas when valued taking into account the five-year compulsory holding period applicable to the shares purchased.

Of the total number of BNP Paribas Group employees who were offered the opportunity of buying shares under the Plan in 2006, 53% accepted the offer and 47% turned it down.

8. ADDITIONAL INFORMATION

8.a CHANGES IN SHARE CAPITAL AND EARNINGS PER SHARE

Operations affecting share capital

Operations affecting share capital	Number of shares	Par value in euros	Date of authorisation by Shareholders' Meeting	Date of decision by Board of Directors
Number of shares outstanding at 31 December 2004	**884,700,444**	**2**		
Increase in share capital by exercise of stock subscription options on 25 January 2005	518,758	2	23 May 00	05 Sept 00
Reduction in share capital by cancellation of treasury shares on 10 May 2005	(13,994,568)	2	28 May 04	23 March 05
Increase in share capital by exercise of stock subscription options on 20 July 2005	1,397,501	2	23 May 00	05 Sept 00
Capital increase reserved for members of the Company Savings Plan on 20 July 2005	5,000,000	2	14 May 03	02 Feb 05
Reduction in share capital by cancellation of treasury shares on 29 November 2005	(39,374,263)	2	18 May 05	13 June 05
Number of shares outstanding at 31 December 2005	**838,247,872**	**2**		
Increase in share capital by exercise of stock subscription options on 23 January 2006	1,369,623	2	23 May 00	05 Sept 00
Increase in share capital by exercise of stock subscription options on 27 March 2006	971,037	2	23 May 00	05 Sept 00
Increase in share capital by issue of new shares on 31 March 2006	84,058,853	2	28 May 04	14 Feb 06
Increase in share capital by issue of new shares on 6 June 2006	945	2	23 May 06	27 March 06
Increase in share capital by exercise of stock subscription options on 26 July 2006	1,148,759	2	23 May 00	05 Sept 00
Capital increase reserved for members of the Company Savings Plan on 26 July 2006	4,670,388	2	14 May 03	14 Feb 06
Number of shares outstanding at 31 December 2006	**930,467,477**	**2**		

At 31 December 2006, the share capital of BNP Paribas SA consisted of 930,467,477 fully-paid ordinary shares with a par value of EUR 2 (compared with 838,247,872 ordinary shares at 1 January 2006). Under BNP Paribas stock subscription plans, 2,411,013 new shares with a par value of EUR 2 each and carrying dividend rights from 1 January 2006 were subscribed for by employees during the year ended 31 December 2006. These shares were issued on 22 January 2007.

The 11th and 12th resolutions of the Shareholders' General Meeting of 28 May 2004 authorised the Board of Directors to increase the share capital by up to EUR 1.34 billion, representing 500,000,000 shares with pre-emptive rights and 170,000,000 securities without pre-emptive rights. The aggregate nominal value of debt securities giving immediate and/or future access to BNP Paribas shares under these authorisations is limited to EUR 10 billion in the case of securities with pre-emptive rights, and EUR 8 billion in the case of securities without pre-emptive rights. These authorisations were granted for a period of 26 months.

At 31 March 2006, 84,058,853 shares had been issued under these authorisations.

Under the 17th resolution of the Shareholders' General Meeting of 23 May 2006, the aggregate nominal value of debt securities giving immediate and/or future access to BNP Paribas shares under this authorisation has been limited to EUR 7 billion in the case of ordinary shares and securities without pre-emptive rights.

The 13th resolution of the Shareholders' General Meeting of 28 May 2004 authorised the Board of Directors to increase the share capital by capitalising reserves up to a maximum aggregate par value of EUR 1 billion. This authorisation allows the successive or simultaneous capitalisation of some or all of BNP Paribas SA's retained earnings, profits or additional paid-in capital by the issuance and allotment of consideration-free shares, by raising the par value of the shares, or by a combination of these two methods. This authorisation was granted for a period of 26 months.

The 16th resolutions of the Shareholders' General Meetings of 28 May 2004 and 18 May 2005 authorised the Board of Directors to cancel, on one or several occasions and by means of reducing share capital, some or all of the own shares held or acquired under the authorisations granted by said

Meetings, up to a maximum of 10% of the share capital in any 24-month period. These authorisations were granted for a period of 18 months. In 2005, 53,368,831 shares were cancelled pursuant to these authorisations.

The 23rd resolution of the Shareholders' General Meeting of 23 May 2006 authorised the Board of Directors to cancel, on one or several occasions and by means of reducing share capital, some or all of the own shares held or acquired under the authorisation granted by said Meeting, up to a maximum of 10% of the share capital in any 24-month period, and by debiting any difference between the price paid for the cancelled shares and their par value against additional paid-in capital or revenue reserves, including the legal reserve up to a limit of 10% of the amount of capital cancelled. This authorisation was granted for a period of 18 months and cancelled and replaced that granted under the 16th resolution of 18 May 2005.

No shares were cancelled during the year ended 31 December 2006.

The Shareholders' General Meeting of 23 May 2006 decided that the 16th, 17th and 19th resolutions cancelled and replaced the unused portion of any earlier authorisations to the same effect as those provided for in the 11th, 12th and 13th resolutions of the Shareholders' General Meeting of 28 May 2004.

The 24th resolution of the Shareholders' General Meeting of 23 May 2006 approving the merger of Société Centrale d'Investissement into BNP Paribas, authorised the Board of Directors to increase the share capital by EUR 1,890, by issuing 945 new shares with a par value of EUR 2 each, fully paid-up and carrying dividend rights as from 1 January 2006.

Preferred shares and equivalents

Preferred shares issued by Group companies

In December 1997, BNP US Funding LLC, a subsidiary under the exclusive control of the Group, made a USD 500 million issue of undated non-cumulative preferred shares governed by the law of the United States, which do not dilute ordinary BNP Paribas shares. The shares pay a dividend of 7.738% for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend. The issuer has the option of not paying dividends on these preferred shares if no dividends were paid on ordinary BNPP SA shares and no coupon paid on preferred share equivalents (Undated Super Subordinated Notes) in the previous year. Unpaid dividends are not carried forward.

In 2000, a further USD 500 million undated non-cumulative preferred share issue was carried out by BNP Paribas Capital Trust, a subsidiary under the exclusive control of the Group. These shares pay a dividend of 9.003% for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend.

In October 2001, a further two undated non-cumulative preferred share issues, of EUR 350 million and EUR 500 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over five years minimum, and shares in the second issue pay a dividend of 6.625% over ten years. Shares in the first issue were redeemed by the issuer in October 2006 at the end of the contractual five-year period. Shares in the second issue are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend.

In January and June 2002, a further two undated non-cumulative preferred share issues, of EUR 660 million and USD 650 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a dividend of 6.342% paid annually over 10 years, and shares in the second issue pay a dividend of 7.20% paid quarterly over 5 years. Shares in the first issue are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend. Shares in the second issue are redeemable at the issuer's discretion after a five-year period, and thereafter at each coupon date, with unredeemed shares continuing to pay a dividend of 7.20%.

In January 2003, a further non-cumulative preferred share issue of EUR 700 million was carried out by BNP Paribas Capital Trust VI, a subsidiary under the exclusive control of the Group. Shares in this issue pay an annual dividend of 5.868%. The shares are redeemable after a ten-year period, and thereafter at each coupon date. Shares not redeemed in 2013 will pay a Euribor-indexed dividend quarterly.

In 2003 and 2004, the Laser sub-group - which is proportionately consolidated by BNP Paribas - carried out three issues of undated preferred shares through special purpose entities governed by UK law and exclusively controlled by the Laser sub-group. These shares pay a non-cumulative priority dividend for a ten-year period, at a fixed rate for those issued in 2003 and an indexed rate for the 2004 issue. After this ten-year period, they will be redeemable at par at the issuer's discretion at the end of each quarter on the coupon date, and the dividend payable on the 2003 issue will become Euribor-indexed.

Issuer	Date of issue	Currency	Amount	Fixed-rate term	Rate after 1st call date
BNP US Funding	December 1997	USD	500 million	10 years	Weekly Libor + 2.8%
BNPP Capital Trust	October 2000	USD	500 million	10 years	3-month Libor + 3.26%
BNPP Capital Trust III	October 2001	EUR	500 million	10 years	3-month Euribor + 2.60%
BNPP Capital Trust IV	January 2002	EUR	660 million	10 years	3-month Euribor + 2.33%
BNPP Capital Trust V	June 2002	USD	650 million	5 years	7.20%
BNPP Capital Trust VI	January 2003	EUR	700 million	10 years	3-month Euribor + 2.48%
Cofinoga Funding I LP	March 2003	EUR	100 million (1)	10 years	3-month Euribor + 3.75%
Cofinoga Funding II LP	Jan & May 2004	EUR	80 million (1)	10 years	10-year govt bond rate (TEC)

(1) Before application of the proportionate consolidation rate

The proceeds of these issues are recorded under "Minority interests" in the balance sheet, and the dividends are reported under "Minority interests" in the profit and loss account.

Undated Super Subordinated Notes (preferred share equivalents) issued by BNP Paribas SA

In June 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing USD 1,350 million. The notes pay an annual fixed-rate coupon of 5.186%. They are redeemable at the end of a 10-year period, and thereafter at each annual coupon date. If the notes are not redeemed in 2015, they will pay a quarterly coupon at 3-month USD Libor plus 1.68%.

In October 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing EUR 1,000 million. The notes pay an annual fixed-rate coupon of 4.875%. They are redeemable at the end of a 6-year period, and thereafter at each annual coupon date. If the notes are not redeemed in October 2011, they will continue to pay the fixed-rate coupon.

In October 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing USD 400 million. The notes pay an annual fixed-rate coupon of 6.250%. They are redeemable at the end of a 6-year period, and thereafter at each annual coupon date. If the notes are not redeemed in October 2011, they will continue to pay the fixed-rate coupon.

In April 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes representing EUR 750 million and GBP 450 million. The notes pay an annual fixed-rate coupon of 4.730% and 5.945% respectively. They are redeemable at the end of a 10-year period, and thereafter at each annual coupon date. If the notes are not redeemed in 2016, they will pay a quarterly coupon at 3-month Euribor plus 1.69% in the case of the first issue, and a coupon at 3-month GBP Libor plus 1.13% in the case of the second issue.

In July 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes. The notes under the first issue - representing EUR 150 million - pay an annual coupon of 5.45%. They are redeemable at the end of a 20-year period and thereafter at each annual coupon date. If these notes are not redeemed in 2026 they will pay a quarterly coupon based on the 3-month Euribor plus 1.92%. The notes under the second issue - representing GBP 325 million - pay an annual coupon of 5.945%. They are redeemable at the end of a 10-year period and thereafter at each annual coupon date. If these notes are not redeemed in 2016, they will pay a quarterly coupon based on the 3-month GBP Libor plus 1.81%.

BNP Paribas has the option of not paying interest due on these Undated Super Subordinated Notes if no dividends were paid on ordinary BNPP SA shares or on preferred shares in the previous year. Unpaid interest is not carried forward.

The contracts relating to these Undated Super Subordinated Notes contain a loss absorption clause. Accordingly, in the event of insufficient regulatory capital – which is not fully offset by a capital increase or other equivalent measure – the nominal value of the notes may be reduced in order to serve as a new basis for the calculation of the related coupons until the capital deficiency is made up and the nominal value of the notes is increased to its original amount. However, in the event of the liquidation of BNP Paribas, the amount due to the holders of these notes will represent their original nominal value irrespective of whether or not their nominal value has been reduced.

Issuer	Date of issue	Currency	Amount	Fixed-rate term	Rate after 1st call date
BNP Paribas SA	June 2005	USD	1,350 million	10 years	USD 3-month Libor + 1.68%
BNP Paribas SA	October 2005	EUR	1,000 million	6 years	4.875%
BNP Paribas SA	October 2005	USD	400 million	6 years	6.250%
BNP Paribas SA	April 2006	EUR	750 million	10 years	3-month Euribor + 1.69%
BNP Paribas SA	April 2006	GBP	450 million	10 years	GBP 3-month Libor + 1.13%
BNP Paribas SA	July 2006	EUR	150 million	20 years	3-month Euribor + 1.92%
BNP Paribas SA	July 2006	GBP	325 million	10 years	GBP 3-month Libor + 1.81%

The proceeds raised by these issues are recorded under "Retained earnings" as part of equity. In accordance with IAS 21, issues carried out in foreign currencies are recognised at their historical value based on their translation into euros at the issue date. Interest on the instruments is treated in the same way as dividends.

Own equity instruments (shares issued by BNP Paribas shares and held by the Group)

The sixth resolution of the Shareholders' Meeting of 28 May 2004 authorised BNP Paribas to buy back shares representing a maximum of 10% of the share capital, for the following purposes: to stabilise the share price; to take advantage of market opportunities; for remittance in exchange or payment for external growth transactions or on the issue of shares or share equivalents; for allocation or sale to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans, or in connection with stock option plans set up in favour of officers and key employees of the Bank; to be held in treasury stock; for the purpose of being sold or exchanged or otherwise transferred on a regulated market or over-the-counter; for the purpose of being cancelled at a later date, on a basis to be determined by the shareholders in Extraordinary Meeting; or in connection with the management of the Bank's assets and liabilities and its financial position.

The fifth resolution of the Shareholders' Meeting of 18 May 2005 authorised BNP Paribas to buy back shares representing a maximum of 10% of the share capital, for the following purposes: for subsequent cancellation, on a basis to be determined by the shareholders in Extraordinary Meeting; to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, the award of consideration-free shares to employees, directors or corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans; to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions; to stabilise the share price; or to take advantage of market opportunities.

The fifth resolution of the Shareholders' Meeting of 23 May 2006 authorised BNP Paribas to buy back shares representing up to 10% of the Bank's issued capital at 28 February 2006. The shares could be acquired for the following purposes: for subsequent cancellation, on a basis to be determined by the shareholders in Extraordinary Meeting; to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, the award of consideration-free shares to employees, directors or corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans; to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions; within the scope of a liquidity agreement; or for property and financial management purposes. This authorisation was given for a period of 18 months and cancelled and replaced the authorisation granted under the fifth resolution of the Shareholders' Meeting of 18 May 2005.

In addition, a BNP Paribas subsidiary involved in market index and equity derivatives trading and arbitrage activities buys and sells BNP Paribas shares within the scope of its operations.

At 31 December 2006, the Group held 25,211,909 BNP Paribas shares, representing an amount of EUR 1,786 million, deducted from shareholders' equity in the balance sheet.

	Proprietary transactions		Trading account transactions		Total	
Own equity instruments (shares issued by BNP Paribas and held by the Group)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)
Shares held at 31 December 2004	55,112,609	2,693	(599,870)	(32)	54,512,739	2,661
Acquisitions	11,677,068	676			11,677,068	676
Reduction in share capital	(53,368,831)	(2,694)			(53,368,831)	(2,694)
Other movements	(4,360,827)	(214)	(3,735,867)	(264)	(8,096,694)	(478)
Shares held at 31 December 2005	9,060,019	461	(4,335,737)	(296)	4,724,282	165
Acquisitions	12,512,868	945			12,512,868	945
Other movements	(2,327,379)	(114)	10,302,138	790	7,974,759	676
Shares held at 31 December 2006	19,245,508	1,292	5,966,401	494	25,211,909	1,786

Earnings per share

Diluted earnings per share corresponds to net income for the year divided by the weighted average number of shares outstanding as adjusted for the maximum effect of the conversion of dilutive equity instruments into ordinary shares. Stock subscription options granted are taken into account in the diluted earnings per share calculation. Conversion of these instruments would have no effect on the net income figure used in this calculation.

	Year to 31 Dec. 2006	Year to 31 Dec. 2005
Net income used to calculate basic and diluted earnings per share (in millions of euros) (1)	7,180	5,822
Weighted average number of ordinary shares outstanding during the year	893,811,947	836,006,141
Effect of potentially dilutive ordinary shares	9,518,828	7,288,395
Weighted average number of ordinary shares used to calculate diluted earnings per share	903,330,775	843,294,536
Basic earnings per share (in euros)	8.03	6.96
Diluted earnings per share (in euros)	7.95	6.90

(1) Net income used to calculate basic and diluted earnings per share is net income per the profit and loss account, adjusted for the remuneration on the Undated Super Subordinated Notes issued by BNP Paribas SA (treated as preferred share equivalents), which for accounting purposes is treated as dividends.

Further to the capital increase (with pre-emptive subscription rights for existing shareholders) carried out on 31 March 2006, in accordance with IAS 33 the reported earnings per share figure for 2005 (corresponding to EUR 7.02 for basic earnings per share and EUR 6.97 for diluted earnings per share) has been adjusted in order to facilitate year-on-year comparisons.

A dividend of EUR 2.60 per share was paid in 2006 out of 2005 net income (compared with a dividend of EUR 2.00 per share paid in 2005 out of 2004 net income).

8.b SCOPE OF CONSOLIDATION

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
BNP Paribas SA					France	Full	100.00%	100.00%
French Retail Banking								
Banque de Bretagne					France	Full	100.00%	100.00%
BNP Paribas Developpement					France	Full	100.00%	100.00%
BNP Paribas Factor					France	Full	100.00%	100.00%
Compagnie pour le Financement des Loisirs - Cofiloisirs				2	France	Equity	33.30%	33.30%
IRFS								
Retail Banking - United States of America								
BancWest Corporation					U.S.A.	Full	100.00%	100.00%
Bank of the West					U.S.A.	Full	100.00%	100.00%
FHL Lease Holding Cy					U.S.A.	Full	100.00%	100.00%
First Hawaïan Bank					U.S.A.	Full	100.00%	100.00%
Union Safe Deposit Bank	5				U.S.A.			
Leasing - Finance Leases								
Albury Asset Rentals Limited					UK	Full	100.00%	100.00%
All In One Allemagne					Germany	Full	100.00%	100.00%
All In One Vermietung GmbH				12	Austria	Equity	100.00%	100.00%
Antin Bail					France	Full	100.00%	100.00%
Aprolis Finance					France	Full	51.00%	51.00%
Avelingen Finance BV	1			4	Netherlands	Equity		
Barloword Heftruck BV	1				Netherlands	Equity	50.00%	50.00%
BNP Paribas Lease Group					France	Full	100.00%	100.00%
BNP Paribas Lease Group BV	1				Netherlands	Full	100.00%	100.00%
BNP Paribas Lease Group Holding SPA					Italy	Full	100.00%	100.00%
BNP Paribas Lease Group KFT			2		Hungary	Full	100.00%	100.00%
BNP Paribas Lease Group Netherlands BV	1				Netherlands	Full	100.00%	100.00%
BNP Paribas Lease Group Polska SP ZO O				12	Poland	Equity	100.00%	100.00%
BNP Paribas Lease Group RT			2		Hungary	Full	100.00%	100.00%
BNP Paribas Lease Group UK PLC					UK	Full	100.00%	100.00%
BNP Paribas Lease Group SA Belgium					Belgium	Full	100.00%	100.00%
BNP Paribas Lease Group SPA					Italy	Full	100.00%	100.00%
BNP Paribas Lease Group (Rentals) Ltd					UK	Full	100.00%	100.00%
BNP Paribas Leasing Gmbh					Germany	Full	100.00%	100.00%
Centro Leasing SPA					Italy	Equity	43.54%	43.54%
Claas Financial Services					France	Full	60.11%	60.11%
Claas Leasing Gmbh					Germany	Full	100.00%	60.11%
CNH Capital Europe					France	Full	50.10%	50.10%
CNH Capital Europe Limited					UK	Full	50.10%	50.10%
Cofiplan				2	France	Full	99.99%	99.99%
Commercial Vehicle Finance Limited					UK	Full	100.00%	100.00%
Diamond Finance UK Limited					UK	Full	60.00%	60.00%
Equipment Lease BV	1				Netherlands	Full	100.00%	100.00%
Finance et Gestion SA					France	Full	70.00%	70.00%
Geveke Rental BV	1			4	Netherlands	Equity		
H F G L Limited					UK	Full	100.00%	100.00%
H:H Management Limited				4	UK	Full		
Humberclyde Commercial Investments Limited					UK	Full	100.00%	100.00%
Humberclyde Commercial Investments N°1 Limited					UK	Full	100.00%	100.00%
Humberclyde Commercial Investments N° 4 Limited					UK	Full	100.00%	100.00%
Humberclyde Finance Limited					UK	Full	100.00%	100.00%
Humberclyde Industrial Finance Limited					UK	Full	100.00%	100.00%
Humberclyde Investments Limited					UK	Full	100.00%	100.00%
Humberclyde Management Services Limited				4	UK	Full		
Humberclyde Spring Leasing Limited				4	UK	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Leasing - Finance Leases (cont'd)								
Leaseco International BV	1				Netherlands	Full	100.00%	100.00%
Leasing J. Van Breda & Cie			1	5	Belgium			
Manitou Finance Ltd				2	UK	Full	51.00%	51.00%
Natiobail					France	Full	100.00%	100.00%
Natiocrédibail					France	Full	100.00%	100.00%
Natiocrédimurs					France	Full	100.00%	100.00%
Natioénergie					France	Full	100.00%	100.00%
Norbail Snc	4				France			
Norbail Location	4				France			
Paricomi					France	Full	100.00%	100.00%
S C A U	4				France			
SAS MFF	2				France	Full	51.00%	51.00%
Same Deutz-Fahr Finance					France	Full	99.97%	99.97%
Same Deutz Fahr Finance Limited					UK	Full	100.00%	100.00%
UFB Asset Finance Limited					UK	Full	100.00%	100.00%
United Care Group Limited					UK	Full	100.00%	100.00%
United Care (Cheshire) Limited					UK	Full	100.00%	100.00%
United Corporate Finance Limited				4	UK	Full		
United Inns Management Limited				4	UK	Full		
Consumer Credit								
Axa Banque Financement	4			2	France	Equity	35.00%	35.00%
Banco Cetelem Argentine	4				Argentina			
Banco cetelem Portugal					Portugal	Full	100.00%	100.00%
Banco Cetelem SA					Spain	Full	100.00%	100.00%
Caisse d'Epargne Financement - CEFI					France	Equity	33.00%	33.00%
Carrefour Administration Cartos de Creditos - CACC					Brazil	Equity	40.00%	40.00%
Cetelem					France	Full	100.00%	100.00%
Cetelem Algérie				12	Algeria	Equity	100.00%	100.00%
Cetelem America					Brazil	Full	100.00%	100.00%
Cetelem Bank Gmbh					Germany	Full	50.10%	50.10%
Cetelem Bank SA	2				Poland	Full	100.00%	100.00%
Cetelem Belgium					Belgium	Full	100.00%	100.00%
Cetelem Benelux BV					Netherlands	Full	100.00%	100.00%
Cetelem Brésil					Brazil	Full	100.00%	100.00%
Cetelem CR					Czech Rep.	Full	100.00%	100.00%
Cetelem IFN SA (formerly Credisson Holding Limited)			1		Cyprus	Full	100.00%	100.00%
Cetelem Maroc (formerly Attijari Cetelem)	1				Morocco	Full	99.79%	92.80%
Cetelem Mexico SA de CV				12	Mexico	Equity	100.00%	100.00%
Cetelem Polska Expansion SA					Poland	Full	100.00%	100.00%
Cetelem Processing Services (Shanghai) Ltd				12	China	Equity	100.00%	100.00%
Cetelem Slovensko			2		Slovakia	Full	100.00%	100.00%
Cetelem Thaïlande					Thailand	Full	100.00%	100.00%
Cetelem UK (formerly Halifax Cetelem Credit Limited)					UK	Full	100.00%	100.00%
Cofica Bail					France	Full	100.00%	100.00%
Cofidis France					France	Equity	15.00%	15.00%
Cofinoga					France	Prop.	50.00%	50.00%
Cofiparc					France	Full	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce					France	Full	100.00%	100.00%
Credial Italie SPA			2		Italy	Prop.	50.00%	50.00%
Credisson International SRL			1		Romania	Full	100.00%	100.00%
Crédit Moderne Antilles					France	Full	100.00%	100.00%
Crédit Moderne Guyane					France	Full	100.00%	100.00%
Crédit Moderne Océan Indien					France	Full	97.81%	97.81%
Domofinance SA	2		9		France	Prop.	55.00%	55.00%
Effico Iberia	2				Spain	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Consumer Credit (cont'd)								
Effico Soreco					France	Full	99.95%	99.95%
Eurocredito					Spain	Full	100.00%	100.00%
Facet					France	Full	99.69%	99.69%
Fidem					France	Full	51.00%	51.00%
Fimestic Expansion SA					Spain	Full	100.00%	100.00%
Findomestic					Italy	Prop.	50.00%	50.00%
Findomestic Banka a.d				12	Serbia	Equity	99.60%	49.80%
Fortis Crédit		3			Belgium			
KBC Pinto Systems				2	Belgium	Equity	40.00%	40.00%
Laser (Group)			10		France	Prop.	50.00%	50.00%
Loisirs Finance					France	Full	51.00%	51.00%
Magyar Cetelem					Hungary	Full	100.00%	100.00%
Métier Regroupement de Crédits				12	France	Equity	100.00%	100.00%
Monabank (formerly Covefi)				2	France	Equity	34.00%	34.00%
Norrsken Finance					France	Full	51.00%	51.00%
Novacrédit				2	France	Equity	34.00%	34.00%
Projeo				2	France	Full	50.94%	50.94%
Servicios Financieros Carrefour EFC					Spain	Equity	40.00%	40.00%
Société de Paiement Pass					France	Equity	40.01%	40.01%
Submarino Finance Promotora de Credito Ltda				2	Brazil	Prop.	50.00%	50.00%
Debt Investment Fund								
FCC Findomestic			4		Italy			
FCC Master Dolphin					Italy	Prop.	100.00%	0.00%
FCC Master Noria			4		France			
FCC Retail ABS Finance		2			France	Full	100.00%	100.00%
Mortgage Financing								
Abbey National France	1	5			France			
Banca UCB SPA					Italy	Full	100.00%	100.00%
BNP Paribas Invest Immo					France	Full	100.00%	100.00%
SAS Prêts et Services					France	Full	100.00%	100.00%
UCB					France	Full	100.00%	100.00%
UCB Hypotheken					Netherlands	Full	100.00%	100.00%
UCB Suisse				12	Switzerland	Equity	100.00%	100.00%
Union de Creditos Immobiliarios - UCI (Group)	9				Spain	Prop.	50.00%	50.00%
Debt Investment Fund								
FCC Domos 2003					France	Full	100.00%	100.00%
FCC Master Domos					France	Full	100.00%	100.00%
FCC Master Domos 4					France	Full	100.00%	100.00%
FCC Master Domos 5					France	Full	100.00%	100.00%
FCC U.C.I 4-15 (formerly FCC U.C.I 2-9)	9				Spain	Prop.	50.00%	50.00%
Contract Hire and Fleet Management								
Arius Finance		5			France			
Arius SA					France	Full	100.00%	100.00%
Arma Beheer BV					Netherlands	Full	100.00%	100.00%
Artegy Limited					UK	Full	100.00%	100.00%
Artegy SAS					France	Full	100.00%	100.00%
Arval Belgium					Belgium	Full	100.00%	100.00%
Arval Brasil Ltda				12	Brazil	Equity	100.00%	100.00%
Arval Business Services Limited (formerly Arval PHH Business Services Limited)					UK	Full	100.00%	100.00%
Arval BV (formerly Arma Nederland)					Netherlands	Full	100.00%	100.00%
Arval Deutschland GmbH (formerly Arval PHH Deutschland Gmbh)					Germany	Full	100.00%	100.00%
Arval ECL SAS					France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Contract Hire and Fleet Management (cont'd)								
Arval Limited					UK	Full	100.00%	100.00%
Arval Luxembourg					Luxembourg	Full	100.00%	100.00%
Arval Nederland		5			Netherlands			
Arval NV (formerly Arma Belgique)					Belgium	Full	100.00%	100.00%
Arval PHH Holding SAS					France	Full	100.00%	100.00%
Arval PHH Holdings Limited					UK	Full	100.00%	100.00%
Arval PHH Holdings UK Limited					UK	Full	100.00%	100.00%
Arval PHH Service Lease CZ				12	Czech Rep.	Equity	100.00%	100.00%
Arval Portugal					Portugal	Full	100.00%	100.00%
Arval Russie				12	Russia	Equity	100.00%	100.00%
Arval Schweiz AG (formerly Leasing Handels und Service AG)					Switzerland	Full	100.00%	100.00%
Arval Service Lease					France	Full	100.00%	100.00%
Arval Service Lease Espagne					Spain	Full	99.98%	99.97%
Arval Service Lease Italia					Italy	Full	100.00%	100.00%
Arval Service Lease Polska SP					Poland	Full	100.00%	100.00%
Arval Trading			2		France	Full	100.00%	100.00%
Arval UK Group Limited (formerly Arval PHH Limited)					UK	Full	100.00%	100.00%
Arval UK Limited (formerly Arval PHH Business Solutions Limited)					UK	Full	100.00%	100.00%
BNP Paribas Fleet Holdings Limited					UK	Full	100.00%	100.00%
Dialcard Fleet Services Limited					UK	Full	100.00%	100.00%
Dialcard Limited					UK	Full	100.00%	100.00%
Gestion et Location Holding					France	Full	100.00%	100.00%
Harpur Assets Limited	4				UK			
Harpur UK Limited					UK	Full	100.00%	100.00%
Overdrive Business Solutions Limited					UK	Full	100.00%	100.00%
Overdrive Credit Card Limited					UK	Full	100.00%	100.00%
PHH Financial services Limited					UK	Full	100.00%	100.00%
PHH Holdings (1999) Limited					UK	Full	100.00%	100.00%
PHH Investment Services Limited					UK	Full	100.00%	100.00%
PHH Leasing (N°9) Limited					UK	Full	100.00%	100.00%
PHH Treasury Services Limited					UK	Full	100.00%	100.00%
PHH Truck Management Services Limited					UK	Full	100.00%	100.00%
Pointeuro Limited					UK	Full	100.00%	100.00%
The Harpur Group UK Limited					UK	Full	100.00%	100.00%
Emerging and overseas markets								
Banque International Commerce et Industrie Burkina Faso					Burkina Faso	Full	51.00%	51.00%
Banque International Commerce et Industrie Cote d'Ivoire					Ivory Coast	Full	67.49%	67.49%
Banque International Commerce et Industrie Gabon					Gabon	Full	46.67%	46.67%
Banque International Commerce et Industrie Guinée				2	Guinea	Equity	30.80%	30.80%
Banque International Commerce et Industrie Mali				12	Mali	Equity	85.00%	85.00%
Banque International Commerce et Industrie Senegal					Senegal	Full	54.11%	54.11%
Banque Malgache de l'Ocean Indien					Madagascar	Full	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie					Morocco	Full	64.67%	64.67%
Banque Marocaine du Commerce et de l'Industrie Gestion				12	Morocco	Equity	100.00%	64.70%
Banque Marocaine du Commerce et de l'Industrie Leasing					Morocco	Full	72.03%	46.58%
Banque Marocaine du Commerce et de l'Industrie Offshore					Morocco	Full	100.00%	64.67%
Banque pour le Commerce et l'Industrie de la Mer Rouge					Djibouti	Full	51.00%	51.00%
BNP Intercontinentale - BNPI					France	Full	100.00%	100.00%
BNP Paribas BDDI Participations					France	Full	100.00%	100.00%
BNP Paribas Cyprus Limited					Cyprus	Full	100.00%	100.00%
BNP Paribas El Djazair					Algeria	Full	100.00%	100.00%
BNP Paribas Guadeloupe					France	Full	100.00%	100.00%
BNP Paribas Guyane					France	Full	100.00%	100.00%
BNP Paribas Le Caire					Egypt	Full	95.19%	95.19%
BNP Paribas Martinique					France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006

(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Emerging and overseas markets (cont'd)								
BNP Paribas Nouvelle Calédonie					France	Full	100.00%	100.00%
BNP Paribas Réunion					France	Full	100.00%	100.00%
BNP Paribas Vostok Holdings			2		France	Full	70.00%	70.00%
Nanjing City Commercial Bank Corp Ltd			1		China	Equity	19.20%	19.20%
Sifida					Luxembourg	Full	100.00%	100.00%
Société Financière pour pays d'Outre Mer - SFOM	4				Switzerland			
Turk Ekonomi Bankasi Yatirimlar Anonim Sirketi (Group)	1				Turkey	Prop.	50.00%	50.00%
Ukranian Insurance Alliance				12	Ukraine	Equity	99.99%	50.99%
UkrSibbank				1	Ukraine	Full	51.00%	51.00%
UkrSibbank LLC				12	Russia	Equity	99.30%	50.60%
Union Bancaire pour le Commerce et l'Industrie					Tunisia	Full	50.00%	50.00%
Union Tunisienne pour le Commerce et l'Industrie Leasing (formerly Union Tun. de Leasing)					Tunisia	Full	75.40%	37.70%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006

(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
AMS								
Insurance								
Assuvie SA				12	France	Equity	50.00%	50.00%
Banque Financiere Cardif			5		France			
BNP Paribas Assurance					France	Full	100.00%	100.00%
Cardif Asset Management					France	Full	100.00%	100.00%
Cardif Assicurazioni SPA					Italy	Full	100.00%	100.00%
Cardif Assurance Vie Polska	2				Poland	Full	100.00%	100.00%
Cardif do Brasil Seguros					Brazil	Full	100.00%	100.00%
Cardif do Brasil Seguros e Garantias				12	Brazil	Equity	100.00%	100.00%
Cardif Leven					Belgium	Full	100.00%	100.00%
Cardif Levensverzekeringen NV					Netherlands	Full	100.00%	100.00%
Cardif Mexico Seguros de Vida				12	Mexico	Equity	100.00%	100.00%
Cardif Mexico Seguros Generales SA				12	Mexico	Equity	100.00%	100.00%
Cardif Nederland Holding BV					Netherlands	Full	100.00%	100.00%
Cardif Provita				12	Czech Rep.	Equity	100.00%	100.00%
Cardif RD					France	Full	100.00%	100.00%
Cardif Retraite Assurance Vie			11		France	Full	100.00%	100.00%
Cardif SA					France	Full	100.00%	100.00%
Cardif Schadeverzekeringen NV					Netherlands	Full	100.00%	100.00%
Cardif Société Vie					France	Full	100.00%	100.00%
Cardivida Correduria de Seguros				12	Spain	Equity	100.00%	100.00%
Centro Vita Assicurazioni					Italy	Prop.	49.00%	49.00%
Compagnie Bancaire Uk Fonds C					UK	Full	100.00%	100.00%
Compania de Seguros Vida SA			11		Chile	Full	100.00%	100.00%
Compania de Seguros Generales					Chile	Full	100.00%	100.00%
Cybele RE					Luxembourg	Full	100.00%	100.00%
Darnell Limited					Ireland	Full	100.00%	100.00%
GIE BNP Paribas Assurance					France	Full	100.00%	100.00%
Investlife SA					Luxembourg	Full	100.00%	100.00%
Le Sphinx Assurances Luxembourg SA				12	Luxembourg	Equity	100.00%	100.00%
Natio Assurance					France	Prop.	50.00%	50.00%
Natiovie		5			France			
Patrimoine Management & Associés			1		France	Full	70.00%	100.00%
Pinnafrica Holding Ltd				12	South Africa	Equity	98.00%	98.00%
Pinnafrica Insurance Company Ltd				12	South Africa	Equity	100.00%	98.00%
Pinnafrica Insurance Life Ltd				12	South Africa	Equity	100.00%	98.00%
Pinnacle Insurance PLC					UK	Full	100.00%	97.59%
Pinnacle Insurance Holding PLC					UK	Full	97.59%	97.59%
Pinnacle Insurance Management Services PLC					UK	Full	100.00%	97.59%
SARL Reumal Investissements					France	Full	100.00%	100.00%
SCI 104-106 rue Cambronne					France	Full	100.00%	100.00%
SCI 14 rue Vivienne					France	Full	100.00%	100.00%
SCI 24-26 rue Duranton					France	Full	100.00%	100.00%
SCI 25 rue Abbe Carton					France	Full	100.00%	100.00%
SCI 25 rue Gutenberg					France	Full	100.00%	100.00%
SCI 35 rue Lauriston					France	Full	100.00%	100.00%
SCI 40 rue Abbe Groult					France	Full	100.00%	100.00%
SCI 6 Square Foch					France	Full	100.00%	100.00%
SCI 8-10 place du Commerce					France	Full	100.00%	100.00%
SCI Asnieres 1					France	Full	100.00%	100.00%
SCI Beausejour					France	Full	100.00%	100.00%
SCI BNP Paribas Pierre 2 (formerly Natio Vie Pierre 2)					France	Full	100.00%	100.00%
SCI Boulevard Malesherbes					France	Full	100.00%	100.00%
SCI Boulogne Centre					France	Full	100.00%	100.00%
SCI Boulogne Nungesser					France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Insurance (cont'd)								
SCI Corosa					France	Full	100.00%	100.00%
SCI Courbevoie					France	Full	100.00%	100.00%
SCI Defense Etoile					France	Full	100.00%	100.00%
SCI Defense Vendome					France	Full	100.00%	100.00%
SCI Etoile					France	Full	100.00%	100.00%
SCI Le Chesnay 1					France	Full	100.00%	100.00%
SCI Levallois 2					France	Full	100.00%	100.00%
SCI Malesherbes Courcelles					France	Full	100.00%	100.00%
SCI Montrouge 2					France	Full	100.00%	100.00%
SCI Montrouge 3					France	Full	100.00%	100.00%
SCI Moussorgski (formerly Maisons 2)					France	Full	100.00%	100.00%
SCI Maisons 1					France	Full	100.00%	100.00%
SCI P. Demours					France	Full	100.00%	100.00%
SCI residence Le Chatelard					France	Full	100.00%	100.00%
SCI rue Mederic					France	Full	100.00%	100.00%
SCI Rueil 1					France	Full	100.00%	100.00%
SCI Rueil Ariane					France	Full	100.00%	100.00%
SCI Rueil Caudron					France	Full	100.00%	100.00%
SCI Saint Maurice 2					France	Full	100.00%	100.00%
SCI Surennes 2					France	Full	100.00%	100.00%
SCI Surennes 3					France	Full	100.00%	100.00%
Shinan et Life Corée				2	South Korea	Full	50.00%	50.00%
State Bank India Life Cy				2	India	Equity	26.00%	26.00%
Thai Cardif Insurance Life Company Ltd				2	Thailand	Equity	25.00%	25.00%
Private Banking								
Bank von Ernst	1	5			France			
Bergues Finance Holding					Bahamas	Full	100.00%	99.99%
BNP Paribas Espana SA					Spain	Full	99.55%	99.55%
BNP Paribas Investment Services LLC					U.S.A.	Full	100.00%	100.00%
BNP Paribas Private Bank					France	Full	100.00%	100.00%
BNP Paribas Private Bank Monaco					France	Full	100.00%	99.99%
BNP Paribas Private Bank Switzerland			5		Switzerland			
Conseil Investissement					France	Full	100.00%	100.00%
Nachenius		1			Netherlands	Full	100.00%	100.00%
Société Monégasque de Banque Privée	1	5			France			
United European Bank Switzerland				5	Switzerland			
United European Bank Trust Nassau					Bahamas	Full	100.00%	99.99%
Online Brokerage								
B*Capital					France	Full	99.96%	99.96%
Cortal Consors France					France	Full	100.00%	100.00%
Cortal Consors Luxembourg	5				Luxembourg			
FundQuest (formerly Cortal Consors Fund Management)					France	Full	100.00%	100.00%
Asset Management								
Cardif Gestion d'Actifs			11		France	Full	100.00%	100.00%
BNP PAM Group					France	Full	100.00%	100.00%
BNP Paribas Asset Management GmgH				12	Germany	Equity	100.00%	100.00%
BNP Paribas Asset Management SGR Milan SPA	4			12	Italy	Equity	100.00%	100.00%
BNP Paribas Asset Management					France	Full	100.00%	100.00%
BNP Paribas Asset Management Brasil Limitada	2				Brazil	Full	100.00%	100.00%
BNP Paribas Asset Management Japan Limited	2		11		Japan	Full	100.00%	100.00%
BNP Paribas Asset Management Group Luxembourg					Luxembourg	Full	99.66%	99.66%
BNP Paribas Asset Management UK Limited					UK	Full	100.00%	100.00%
BNP Paribas Asset Management Uruguay SA				12	Uruguay	Equity	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Asset Management (cont'd)								
BNP Paribas Epargne et Retraite Entreprise				5	France			
BNP Paribas Financière AMS (Fin'AMS)				2	France	Equity	100.00%	100.00%
BNP Paribas Fund Services France (formerly BNPP Asset Servicing SAS)	2				France	Full	100.00%	100.00%
BNP Paribas Private Equity				12	France	Equity	100.00%	100.00%
BNP Paribas SGIIC				12	Spain	Equity	100.00%	100.00%
Cooper Neff Alternative Managers				12	France	Equity	100.00%	100.00%
Fauchier Partners Management Limited (Group)	1				UK	Prop.	42.17%	50.00%
Fischer Francis Trees and Watts					U.S.A.	Equity	100.00%	100.00%
Fund Quest Incorporation					U.S.A.	Full	100.00%	100.00%
Overlay Asset Management				12	France	Equity	100.00%	100.00%
Shinhan BNP Paribas Investment Trust Management Cy				12	South Korea	Equity	50.00%	50.00%
Sundaram BNP Paribas Asset Management				2	India	Equity	49.90%	49.90%
Securities services								
BNP Paribas Fund Services					Luxembourg	Full	100.00%	100.00%
BNP Paribas Fund Services Australasia Limited					Australia	Full	100.00%	100.00%
BNP Paribas Fund Services Dublin Limited					Ireland	Full	100.00%	100.00%
BNP Paribas Fund Services Holdings					UK	Full	100.00%	100.00%
BNP Paribas Fund Services UK Limited					UK	Full	100.00%	100.00%
BNP Paribas Securities Services - BP2S					France	Full	100.00%	100.00%
BNP Paribas Securities Services International Holding SA					France	Full	100.00%	100.00%
Property services								
Asset Partenaires		1			France	Full	99.95%	96.72%
Atis Real Expertise					France	Full	100.00%	100.00%
Atisreal Auguste-Thouard					France	Full	95.84%	95.84%
Atisreal Auguste-Thouard Habitat Foncier				5	France			
Atisreal Belgium SA					Belgium	Full	100.00%	100.00%
Atisreal Benelux SA					Belgium	Full	100.00%	100.00%
Atisreal Consult					France	Full	100.00%	100.00%
Atisreal Consult GmbH					Germany	Full	100.00%	100.00%
Atisreal Espana SA					Spain	Full	100.00%	100.00%
Atisreal GmbH					Germany	Full	100.00%	100.00%
Atisreal Holding Belgium SA				5	Belgium			
Atisreal Holding France					France	Full	100.00%	100.00%
Atisreal Holding GmbH					Germany	Full	100.00%	100.00%
Atisreal International					France	Full	100.00%	100.00%
Atisreal Limited					UK	Full	100.00%	100.00%
Atisreal Luxembourg SA					Belgium	Full	100.00%	100.00%
Atisreal Management GmbH		5			Germany			
Atisreal Netherlands BV			4		Netherlands			
Atisreal Property Management GmbH					Germany	Full	100.00%	100.00%
Atisreal Property Management Services					Belgium	Full	100.00%	100.00%
Atisreal Proplan GmbH					Germany	Full	75.18%	75.18%
Atisreal Services				4	France			
Atisreal USA Inc.					U.S.A.	Full	100.00%	100.00%
Atisreal Weatheralls Investment Services Limited					UK	Full	100.00%	100.00%
Auguste-Thouard Fimorem		5			France			
Auguste-Thouard Residencial SL		5			Spain			
Banque Centrale de Données Immobilières		5			France			
BNP Paribas Immobilier (formerly Meunier Promotion)					France	Full	100.00%	100.00%
BNP Paribas Immobilier				5	France			
BNP Paribas Participations Finance Immobilier					France	Full	100.00%	100.00%
BNP Paribas Immobilier Property Management					France	Full	100.00%	100.00%
BNP Paribas Real Estate Investment Management (formerly Antin Vendôme)					France	Full	96.77%	96.77%
BSA Immobilier		1			France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Property services (cont'd)								
Chancery Lane Management Services Limited					UK	Full	100.00%	100.00%
Compagnie Tertaire			1		France	Full	100.00%	100.00%
F G Ingenierie et Promotion Immobilière					France	Full	100.00%	100.00%
Genisar Servicios Immobiliarios				1	Spain	Full	100.00%	100.00%
Immobiliere des Bergues					France	Full	100.00%	100.00%
Partenaires Gerance Soprofinance		1			France	Full	99.94%	96.71%
SA Comadim					France	Full	100.00%	100.00%
SA Gerer					France	Full	100.00%	100.00%
SA Procodis					France	Full	100.00%	100.00%
SAS Astrim					France	Full	100.00%	100.00%
SAS Meunier Developpements					France	Full	100.00%	100.00%
SAS Meunier Habitat					France	Full	100.00%	100.00%
SAS Meunier Immobilières d'Entreprises					France	Full	100.00%	100.00%
SAS Meunier Mediterranee					France	Full	100.00%	100.00%
SAS Meunier Rhône Alpes					France	Full	100.00%	100.00%
Sinvim		5			France			
Sofiane		1			France	Full	100.00%	100.00%
SNC Cezanne	4				France			
SNC Comadim Residences Servives					France	Full	100.00%	100.00%
SNC Espaces Immobiliers					France	Full	100.00%	100.00%
SNC Lot 2 Porte d'Asnières					France	Full	100.00%	100.00%
SNC Matisse	3				France			
SNC Meunier Gestion					France	Full	100.00%	100.00%
Sifonte SL				1	Spain	Full	100.00%	100.00%
Soprofinance		1		5	France			
Tasaciones Hipotecarias SA				1	Spain	Full	100.00%	100.00%
Valuation Consulting Limited				1	UK	Full	100.00%	100.00%
Weatheralls Consultancy Services Limited					UK	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Corporate & Investment Banking								
FRANCE								
Austin Finance			2		France	Full	100.00%	100.00%
BNP Paribas Arbitrage					France	Full	99.99%	99.99%
BNP Paribas Equities France					France	Full	99.96%	99.96%
BNP Paribas Equity Strategies France					France	Full	100.00%	99.99%
BNP Paribas Peregrine Group					France	Full	100.00%	100.00%
BNP Paribas Stratégies Actions					France	Full	100.00%	99.99%
Capstar Partners Sas					France	Full	100.00%	100.00%
Harewood Asset Management				12	France	Equity	100.00%	100.00%
Paribas Dérivés Garantis Snc					France	Full	100.00%	100.00%
Parifergie					France	Full	100.00%	100.00%
Parilease					France	Full	100.00%	100.00%
Sas Esomet	2				France	Full	100.00%	100.00%
EUROPE								
BNP AK Dresdner Bank AS	3				Turkey			
BNP AK Dresdner Financial Kiralama	3				Turkey			
BNP Capital Finance ltd			4		Ireland			
BNP Factor					Portugal	Full	100.00%	100.00%
BNP Ireland Limited					Ireland	Full	100.00%	100.00%
BNP Paribas (Bulgaria) AD					Bulgaria	Full	100.00%	100.00%
BNP Paribas Bank (Hungaria) RT					Hungary	Full	100.00%	100.00%
BNP Paribas Bank (Polska) SA					Poland	Full	100.00%	100.00%
BNP Paribas Bank NV					Netherlands	Full	100.00%	100.00%
BNP Paribas Capital Investments Limited					UK	Full	100.00%	100.00%
BNP Paribas Capital Markets Group Limited					UK	Full	100.00%	100.00%
BNP Paribas Commodity Futures Limited					UK	Full	100.00%	100.00%
BNP Paribas E & B Limited					UK	Full	100.00%	100.00%
BNP Paribas Finance plc					UK	Full	100.00%	100.00%
BNP Paribas Fixed Assets Limited			4		UK			
BNP Paribas Luxembourg sa					Luxembourg	Full	100.00%	100.00%
BNP Paribas Net Limited					UK	Full	100.00%	100.00%
BNP Paribas Services			5		Switzerland			
BNP Paribas Sviluppo					Italy	Full	100.00%	100.00%
BNP Paribas Suisse SA					Switzerland	Full	99.99%	99.99%
BNP Paribas UK Holdings Limited					UK	Full	100.00%	100.00%
BNP Paribas UK Limited					UK	Full	100.00%	100.00%
BNP PUK Holding Limited					UK	Full	100.00%	100.00%
BNP Paribas ZAO					Russia	Full	100.00%	100.00%
Capstar Partners Limited					UK	Full	100.00%	100.00%
Dealremote Limited			4		UK			
Delta Reinsurance Limited				2	Ireland	Equity	100.00%	100.00%
Harewood Holdings Limited				2	UK	Full	100.00%	100.00%
ISIS Factor SPA					Italy	Full	100.00%	100.00%
Paribas Management Service Limited			4		UK			
Paribas Trust Luxembourg SA					Luxembourg	Full	100.00%	100.00%
Utexam Limited					Ireland	Full	100.00%	100.00%
AMERICAS								
BNP Andes					Perou	Full	100.00%	100.00%
BNP Paribas Asset Management Incorporated					U.S.A.	Full	100.00%	100.00%
BNP Paribas Brasil SA					Brazil	Full	100.00%	100.00%
BNP Paribas Brokerage Services Incorporated	5				U.S.A.			
BNP Paribas Canada					Canada	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
AMERICAS (cont'd)								
BNP Paribas Capstar Partners Incorporated					U.S.A.	Full	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated					U.S.A.	Full	100.00%	100.00%
BNP Paribas Leasing Corporation					U.S.A.	Full	100.00%	100.00%
BNP Paribas North America Incorporated					U.S.A.	Full	100.00%	100.00%
BNP Paribas Principal Incorporated					U.S.A.	Full	100.00%	100.00%
BNP Paribas RCC Incorporation					U.S.A.	Full	100.00%	100.00%
BNP Paribas Securities Corporation					U.S.A.	Full	100.00%	100.00%
Capstar Partners LLC					U.S.A.	Full	100.00%	100.00%
Cooper Neff Advisors Incorporated					U.S.A.	Full	100.00%	100.00%
Cooper Neff Group Incorporated					U.S.A.	Full	100.00%	100.00%
French American Banking Corporation - F.A.B.C					U.S.A.	Full	100.00%	100.00%
Paribas North America					U.S.A.	Full	100.00%	100.00%
Petits Champs Participaçoes e Serviços SA					Brazil	Full	100.00%	100.00%
ASIA - OCEANIA								
BNP Equities Asia Limited					Malaysia	Full	100.00%	100.00%
BNP Paribas (China) Limited					China	Full	100.00%	100.00%
BNP Paribas Arbitrage (Hong-Kong) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Capital (Asia Pacific) Limited (formerly BNPP Peregrine Cap. Ltd)					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Capital (Singapore) Limited (formerly BNPP Peregrine (Sing.) Ltd)					Singapore	Full	100.00%	100.00%
BNP Paribas Finance (Hong-Kong) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Futures (Hong-Kong) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas GRS (Hong Kong) Limited (formerly BNPP Equities Hong Kong)		11			Hong-Kong	Full	100.00%	100.00%
BNP Paribas India Solutions Private Ltd			2		India	Full	100.00%	100.00%
BNP Paribas Pacific (Australia) Limited					Australia	Full	100.00%	100.00%
BNP Paribas Peregrine Securities (Thailande) Limited			3		Thailand			
BNP Paribas Securities (Asia) Limited (formerly BNPP Peregrine Securities Ltd)					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities (Japan) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities (Taiwan) Co Limited	2				Taiwan	Full	100.00%	100.00%
BNP Paribas Securities Korea Company Limited					South Korea	Full	100.00%	100.00%
BNP Paribas Secutities (Sing.) Pte Ltes (formerly BNPP Peregrine Sec.Pte Ltd)					Singapore	Full	100.00%	100.00%
BNP Paribas Services (HK) Ltd (formerly BNPP Peregrine Serv. Ltd)					Hong-Kong	Full	100.00%	100.00%
Credit Agricole Indosuez Securities Limited		1	4		Japan			
Paribas Asia Equities Limited					Hong-Kong	Full	100.00%	100.00%
PT Bank BNP Paribas Indonésia					Indonesia	Full	100.00%	99.99%
PT BNP Lippo Utama Leasing	4				Indonesia			
PT BNP Paribas Securities Indonesia (formerly PT BNP Paribas Peregrine)					Indonesia	Full	99.00%	99.00%
Special Purpose Entities								
54 Lombard Street Investments Limited					UK	Full		
Alectra Finance Plc				2	Ireland	Full		
APAC Finance Limited		2			New Zealand	Full		
APAC Investments Limited		2			New Zealand	Full		
APAC NZ Holdings Limited (ex BNPP (New Zealand) Finance Ltd)					New Zealand	Full		
ARV International Limited	2				Cayman Islds	Full		
Altels Investment Limited	2				Ireland	Full		
BNP Paribas Arbitrage Issuance BV					Netherlands	Full		
BNP Paribas Emissions und Handel. GmbH					Germany	Full		
BNP Paribas Finance Incorporated					U.S.A.	Full		
BNP Paribas New Zealand Limited			4		New Zealand			
Bougainville BV					Netherlands	Full		
China Jenna Finance 1				2	France	Full		
China Jenna Finance 2				2	France	Full		
China Jenna Finance 3				2	France	Full		
China Lucie Finance 1		2			France	Full		
China Lucie Finance 2		2			France	Full		
China Lucie Finance 3		2			France	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)								
China Samantha Finance 1	2				France	Full		
China Samantha Finance 2	2				France	Full		
China Samantha Finance 3	2				France	Full		
China Samantha Finance 4		2			France	Full		
China Samantha Finance 5		2			France	Full		
China Samantha Finance 6		2			France	Full		
China Samantha Finance 7		2			France	Full		
China Samantha Finance 8		2			France	Full		
China Samantha Finance 9		2			France	Full		
China Samantha Finance 10			2		France	Full		
Crisps Limited					Cayman Islds	Full		
Eliopée Limited		4			Jersey			
Epimetheus Investments Limited					Cayman Islds	Full		
Epsom Funding Limited		2			Cayman Islds	Full		
Euroliberté PLC					Ireland	Full		
European Hedged Equity Limited					Cayman Islds	Full		
Fidex PLC					UK	Full		
Financière Paris Haussmann			2		France	Full		
Financière Taitbout			2		France	Full		
Forsete Investments SA					Luxembourg	Full		
Global Guaranteed Cliquet Investment			4		Cayman Islds			
Global Guaranteed Equity Limited					Cayman Islds	Full		
Global Hedged Equity Investment Limited					Cayman Islds	Full		
Global Liberté				2	France	Full		
Global Protected Alternative Investments Limited					Cayman Islds	Full		
Global Protected Equity Limited					Cayman Islds	Full		
Harewood Investments N°1 Limited					Cayman Islds	Full		
Harewood Investments N°2 Limited	2				UK	Full		
Harewood Investments N°3 Limited	2				UK	Full		
Harewood Investments N°4 Limited	2				UK	Full		
Harewood Investments N°5 Limited	2				Cayman Islds	Full		
Harewood Investments N°6 Limited			2		UK	Full		
Henaross PTY Limited					Australia	Full		
Iliad Investments PLC	2				Ireland	Full		
Joconde SA					Luxembourg	Full		
Laffitte Participation 2					France	Full		
Laffitte Participation 10		2			France	Full		
Laffitte Participation 12		2			France	Full		
Liquidity Trust	2				Cayman Islds	Full		
Lock-In Global equity Limited					Cayman Islds	Full		
Marc Finance Limited	2				Cayman Islds	Full		
Mexita Limited N° 2		4			Cayman Islds			
Mexita Limited N° 3			4		Cayman Islds			
Mexita Limited N° 4			4		Cayman Islds			
Mistral Investments SA					Luxembourg	Full		
Olan 2 Enterprises PLC			4		Ireland			
Omega Capital Investments Plc			2		Ireland	Full		
Omega Investments Cayman Limited			2		Cayman Islds	Full		
Optichamps	2				France	Full		
Paregot					France	Full		
Parritaye Property Pty Limited					Australia	Full		
Participations Opéra			2		France	Full		
Robin Flight Limited	2				Ireland	Full		
Royal Neuve I SA			2		Luxembourg	Full		
Singapore Emma Finance 1 SAS					France	Full		
Singapore Emma Finance 2 SAS					France	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)								
Sirocco Investments SA					Luxembourg	Full		
Snc Atargatis	2				France	Full		
Snc Méditerranéa	2				France	Full		
St Maarten CDO Limited	2				Cayman Islds	Full		
Starbird Funding Corporation		4			U.S.A.			
Sunny Funding Limited	2				Cayman Islds	Full		
Swalow Flight Limited	2				Ireland	Full		
Thésée Limited		4			Jersey			
Thunderbird Investments PLC	2				Ireland	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
OTHER BUSINESS UNITS								
Private Equity (BNP Paribas Capital)								
Banexi Société de Capital-Risque				5	France	Full		
Carbonne Lorraine	3				France			
Claireville					Belgium	Full	100.00%	100.00%
Cobema					Belgium	Full	100.00%	100.00%
Cobepa Technology					Belgium	Full	100.00%	100.00%
Compagnie Benelux Paribas - COBEPA (Group)	3				Belgium			
Compagnie Financière Ottomane					Luxembourg	Full	96.67%	96.67%
Erbe					Belgium	Equity	47.01%	47.01%
Evialis			7		France	Equity	44.16%	44.16%
Gepeco					Belgium	Full	100.00%	100.00%
Paribas Participation Limitée					Canada	Full	100.00%	100.00%
Klépierre								
Akciova Spolocnost Arcol					Slovakia	Full	100.00%	50.06%
AMC			2		Czech Rep.	Full	100.00%	37.54%
Besloten Vennotschap Capucine BV					Netherlands	Full	100.00%	50.06%
Bestes			1		Czech Rep.	Full	100.00%	49.56%
Entertainment Plaza			1		Czech Rep.	Full	100.00%	50.06%
GIE Klepierre Services					France	Full	100.00%	50.06%
I G C SPA					Italy	Prop.	50.00%	25.03%
ICD SPA					Italy	Full	100.00%	42.55%
Klecar Italia SPA					Italy	Full	100.00%	41.55%
Klefin Italia SPA					Italy	Full	100.00%	50.06%
Klepierre Krakow Sp. Z.o.o		1			Poland	Full	100.00%	50.06%
Klepierre Novo			2		Czech Rep.	Full	100.00%	50.06%
Klépierre Poznan Sp. Z.o.o		1			Poland	Full	100.00%	50.06%
Klépierre Sadyba Sp. Z.o.o		1			Poland	Full	100.00%	50.06%
Krakow Plaza Sp. Z.o.o		1			Poland	Full	100.00%	50.06%
Plaza Center Management Poland Sp. z.o.o		1			Poland	Full	100.00%	37.79%
Ruda Slaska Plaza Sp. Z.o.o		1			Poland	Full	100.00%	50.06%
SA Brescia				5	France			
SA Cinéma de l'Esplanade					Belgium	Full	100.00%	50.06%
SA Coimbra					Belgium	Full	100.00%	50.06%
SA Delcis Cr					Czech Rep.	Full	100.00%	50.06%
SA Devimo Consult					Belgium	Equity	35.00%	13.14%
SA Duna Plaza					Hungary	Full	100.00%	50.06%
SA Finascente		1			Portugal	Prop.	50.00%	25.03%
SA Foncière de Louvain la Neuve					Belgium	Full	100.00%	50.06%
SA Galiera Parque Nascente					Portugal	Prop.	50.00%	25.03%
SA Gondobrico					Portugal	Prop.	50.00%	25.03%
SA Klecar Foncier Espana					Spain	Full	100.00%	41.55%
SA Klecar Foncier Iberica					Spain	Full	100.00%	41.55%
SA Klelou Immobiliare					Portugal	Full	100.00%	50.06%
SA Kleminho			2		Portugal	Full	100.00%	50.06%
SA Klenord Immobiliaria					Portugal	Full	100.00%	50.06%
SA Klepierre					France	Full	50.16%	50.06%
SA Klepierre Athinon AE					Greece	Full	100.00%	41.55%
SA Klépierre Foncier Makedonia					Greece	Full	100.00%	41.55%
SA Klepierre NEA Efkarpia AE					Greece	Full	100.00%	41.55%
SA Klepierre Peribola Patras AE					Greece	Full	100.00%	41.55%
SA Klepierre Portugal SGPS					Portugal	Full	100.00%	50.06%
SA Klepierre Vallecas					Spain	Full	100.00%	50.06%
SA Klepierre Vinaza					Spain	Full	100.00%	50.06%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SA Kletel Immobiliaria					Portugal	Full	100.00%	50.06%
SA Place de l'acceuil		1			Belgium	Full	100.00%	50.06%
SA Poznan Plaza		1			Poland	Full	100.00%	50.06%
SA Sadyba Center		1			Poland	Full	100.00%	50.06%
SA Sogecaec					Portugal	Full	100.00%	37.54%
SARL Assago					Italy	Equity	100.00%	50.06%
SARL Collegno					Italy	Full	100.00%	50.06%
SARL Csepel 2002					Hungary	Full	100.00%	50.06%
SARL Debrecen 2002					Hungary	Full	100.00%	50.06%
SARL Effe Kappa					Italy	Prop.	50.00%	25.03%
SARL Galiera Commerciale Cavallino		1			Italy	Full	100.00%	50.06%
SARL Galiera Commerciale Klepierre	2				Italy	Full	100.00%	50.06%
SARL Galiera Commerciale Solbiate		1			Italy	Full	100.00%	50.06%
SARL Gyor 2002					Hungary	Full	100.00%	50.06%
SARL Immobiliare Magnolia					Italy	Full	100.00%	42.55%
SARL Kanizsa 2002					Hungary	Full	100.00%	50.06%
SARL Kaposvar 2002					Hungary	Full	100.00%	50.06%
SARL Klepierre Pologne		1			Poland	Full	100.00%	50.06%
SARL Miskolc 2002					Hungary	Full	100.00%	50.06%
SARL Novate					Italy	Full	100.00%	42.55%
SARL Nyiregyhaza Plaza					Hungary	Full	100.00%	50.06%
SARL P S G			6		Italy	Full	100.00%	50.06%
SARL Plaza Center Management					Hungary	Full	100.00%	37.54%
SARL Szeged Plaza					Hungary	Full	100.00%	50.06%
SARL Szolnok Plaza					Hungary	Full	100.00%	50.06%
SARL Uj Alba					Hungary	Full	100.00%	50.06%
SARL Zalaegerszeg Plaza					Hungary	Full	100.00%	50.06%
SAS 192 avenue Charles De Gaulle			5		France			
SAS 21 Kleber			5		France			
SAS 21 la Perouse			5		France			
SAS 43 Grenelle			5		France			
SAS 43 Kleber				5	France			
SAS 46 Notre-Dame des victoires			5		France			
SAS 5 Turin					France		100.00%	50.06%
SAS Baudot Massy	5				France			
SAS Cande			5		France			
SAS CB Pierre					France	Full	100.00%	50.06%
SAS Cecobil					France	Prop.	50.00%	25.03%
SAS Cecoville					France	Full	100.00%	50.06%
SAS Centre Jaude Clermont					France	Full	100.00%	50.06%
SAS Concorde Puteaux			5		France			
SAS Doumer Caen			5		France			
SAS du 23 avenue Marignan			5		France			
SAS Espace Cordeliers					France	Prop.	50.00%	25.03%
SAS Espace Dumont D'Urville			5		France			
SAS Espace Kleber			5		France			
SAS Flandre			5		France			
SAS Holding Gondomar 1					France	Full	100.00%	50.05%
SAS Holding Gondomar 3					France	Full	100.00%	50.06%
SAS Issy Desmoulins			5		France			
SAS KLE 1 (formerly SAS Klepierre Transactions)					France	Full	100.00%	50.06%
SAS Kleber Levallois			5		France			
SAS Klecar Participations Italie					France	Full	100.00%	41.55%
SAS Klemurs					France	Full	100.00%	42.10%
SAS Klepierre Finance					France	Full	100.00%	50.06%
SAS Klepierre Hongrie					France	Full	100.00%	50.06%
SAS Le Havre Capelet					France	Full	100.00%	50.06%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(D) Movements for 6 months to 31 December 2006	
(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SAS Le Havre Tourneville					France	Full	100.00%	50.06%
SAS Leblanc Paris 15				5	France			
SAS LP7					France	Full	100.00%	50.06%
SAS Marseille Le Merlan			5		France			
SAS Melun Saint-Peres			5		France			
SAS Odysseum Place de France					France	Full	50.00%	25.03%
SAS Opale					France	Full	100.00%	50.06%
SAS Poitiers Alienor					France	Full	100.00%	50.06%
SAS Saint-Andre Pey berland			5		France			
SAS Soaval					France	Prop.	50.00%	18.77%
SAS Socoseine					France	Full	100.00%	46.93%
SAS Strasbourg La Vigie			5		France			
SAS Suffren Paris 15				5	France			
SAS Toulouse Mermoz	5				France			
SAS Tours Nationale			5		France			
SC Antin Vendome	4				France			
SC Centre Bourse					France	Full	100.00%	50.06%
SC Solorec					France	Full	100.00%	40.05%
SCI Aurora	5				France			
SCI Bassin Nord					France	Prop.	50.00%	25.03%
SCI Beausevran		1			France	Full	100.00%	41.55%
SCI Bègles Papin					France	Full	100.00%	50.06%
SCI Combault			2		France	Full	100.00%	50.06%
SCI La Plaine du Moulin à vent		2			France	Prop.	50.00%	25.03%
SCI Noble Cafetaria	5				France			
SCI Noble Galerie	5				France			
SCI Noble Restauration	5				France			
SCI Orengal	5				France			
SCI Secovalde					France	Full	100.00%	50.06%
SCI Tour Marcel Brot				4	France			
SCS Begles Arcins					France	Prop.	50.00%	25.03%
SCS Klecar Europe Sud					France	Full	100.00%	41.55%
SCS Ségécé					France	Full	100.00%	52.54%
Ségécé Hellas Réal Estate Management	2				Greece	Full	100.00%	37.55%
Seravalle SPA					Italy	Full	100.00%	50.06%
SL Centros Shopping Gestion					Italy	Full	100.00%	37.54%
SNC Angoumars		2			France	Full	100.00%	50.06%
SNC Fonciere Saint Germain					France	Full	100.00%	50.06%
SNC Galae					France	Full	100.00%	43.68%
SNC General Leclerc 11-11bis Levallois					France	Full	100.00%	50.06%
SNC Jardins des Princes					France	Full	100.00%	50.06%
SNC KC 1 to 12					France	Full	100.00%	41.55%
SNC KC20					France	Full	100.00%	41.55%
SNC Kleber la Perouse					France	Full	100.00%	50.06%
SNC Klecar France					France	Full	100.00%	41.55%
SNC Klegestion					France	Full	100.00%	50.06%
SNC Klepierre Conseil					France	Full	100.00%	50.06%
SNC Kletransactions					France	Full	100.00%	50.06%
SNC Le Barjac Victor					France	Full	100.00%	50.06%
SNC Le Havre Lafayette					France	Prop.	50.00%	25.03%
SNC Le Havre Vauban					France	Prop.	50.00%	25.03%
SNC Pasteur			11		France	Full	100.00%	50.06%
SNC SCOO (formerly Sas Secmame)					France	Full	100.00%	60.62%
SNC Ségécé Loisirs Transactions					France	Full	100.00%	37.55%
SNC Soccendre					France	Full	100.00%	37.67%
SNC Sodevac					France	Full	100.00%	50.06%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
AMAC SRO			2		Slovakia	Full	100.00%	37.54%
SRO F M C Central europe					Czech Rep.	Full	100.00%	37.54%
SRO Klepierre CZ		1			Czech Rep.	Full	100.00%	50.06%
Property companies (property used in operations)								
Capefi					France	Full	100.00%	100.00%
Compagnie Immobilière de France					France	Full	100.00%	100.00%
Ejesur					Spain	Full	100.00%	100.00%
SAS 5 Kleber					France	Full	100.00%	100.00%
SAS Foncière de la Compagnie Bancaire					France	Full	100.00%	100.00%
SAS Noria				1	France	Full	100.00%	100.00%
SCI Immobilière Marché Saint-Honoré					France	Full	100.00%	100.00%
Société d'Etudes Immobilières de Constructions - Setic					France	Full	100.00%	100.00%
Investment companies and other subsidiaries								
Antin Participation 4					France	Full	100.00%	100.00%
Antin Participation 5					France	Full	100.00%	100.00%
Antin Participation 15			2		France	Full	100.00%	100.00%
BNP Paribas Covered Bonds				2	France	Full	100.00%	100.00%
BNP Paribas de Réassurance au Luxembourg					Luxembourg	Full	100.00%	100.00%
BNP Paribas Emergis				5	France			
BNP Paribas International BV					Netherlands	Full	100.00%	100.00%
BNP Paribas Partners for Innovation (Group)					France	Equity	50.00%	50.00%
BNP Paribas UK Treasury Limited					UK	Full	100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer			5		France			
Compagnie Bancaire Uk Fonds B					UK	Full	100.00%	100.00%
Compagnie d'Investissements de Paris - C.I.P					France	Full	100.00%	100.00%
Financière BNP Paribas					France	Full	100.00%	100.00%
Financière Marché Saint Honoré					France	Full	100.00%	100.00%
Finaxa		3			France			
GIE Groupement Auxiliaire et de Moyens - GAM					France	Full	100.00%	100.00%
Kle 65				5	France			
Kle 66			5		France			
Luxpar-Ré				3	Luxembourg			
Omnium Gestion Developpement Immobilier					France	Full	100.00%	100.00%
Paribas International			5		France			
Placement, Gestion, Finance Holding - Plagefin					Luxembourg	Full	99.99%	99.99%
Quatch			5		France			
Sagip					Belgium	Full	100.00%	100.00%
Sas Klefinances				5	France			
SNC Bincofi	4				France			
Société Auxiliaire de Construction Immobilière - SACI					France	Full	100.00%	100.00%
Société Centrale d'Investissement				5	France			
Societe Française Auxiliaire - S.F.A.					France	Full	100.00%	100.00%
Société Jovacienne de Participations				5	France			
UCB Bail					France	Full	100.00%	100.00%
UCB Entreprises					France	Full	100.00%	100.00%
UCB Locabail immobilier					France	Full	100.00%	100.00%
Verner Investissements (Group)					France	Equity	48.40%	48.40%
Special Purpose Entities								
Antin Participation 7					France	Full		
Antin Participation 13					France	Full		
BNP Paribas Capital Trust LLC 1 to 6					U.S.A.	Full		
BNP Paribas US Medium Term Notes Program					U.S.A.	Full		
BNP Paribas US Structured Medium Term Notes LLC					U.S.A.	Full		
BNP US Funding LLC					U.S.A.	Full		

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Banca Nazionale del Lavoro			1		Italy	Full	98.96%	98.96%
Artigiancassa Spa			1		Italy	Full	73.86%	73.09%
Artigiansoa - Org. Di Attestazione Spa			1		Italy	Full	80.00%	58.48%
BNL Broker Assicurazioni Spa			1		Italy	Full	95.50%	94.51%
BNL Direct Services Spa			1		Italy	Full	100.00%	98.96%
BNL Edizioni Srl			1		Italy	Full	100.00%	98.96%
BNL Finance Spa			1		Italy	Full	100.00%	98.96%
BNL Fondi Immobiliari			1		Italy	Full	95.00%	94.01%
BNL Gestioni Sgr			1		Italy	Full	100.00%	98.96%
BNL International Investment SA			1		Luxembourg	Full	100.00%	98.96%
BNL International Luxembourg			1		Luxembourg	Full	100.00%	98.96%
BNL Multiservizi Spa			1		Italy	Full	100.00%	98.96%
BNL Partecipazioni Spa			1		Italy	Full	100.00%	98.96%
BNL Positivity Srl			1		Italy	Full	51.00%	50.47%
BNL Vita Spa			1		Italy	Equity	50.00%	49.48%
Cooperleasing Spa			1		Italy	Equity	50.00%	49.63%
Creaimpresa Spa			1		Italy	Full	76.90%	56.21%
Elep Spa			1		Italy	Equity	49.03%	27.65%
International Factors Italia spa - Ifitalia			1		Italy	Full	99.17%	98.14%
Lavoro Bank Ag Zurigo			1		Switzerland	Full	100.00%	98.96%
Locafit Spa			1		Italy	Full	100.00%	98.96%
Locatrice Italiana Spa			1		Italy	Full	100.00%	98.96%
Locatrice Strumentale Srl			1		Italy	Equity	100.00%	98.96%
Serfactoring Spa			1		Italy	Equity	27.00%	26.57%
Servizio Italia Spa			1		Italy	Full	100.00%	98.96%
Special Purpose Entities								
Vela ABS			1		Italy	Full		
Vela Home Srl			1		Italy	Full		
Vela Lease Srl			1		Italy	Full		
Vela Public Sector Srl			1		Italy	Full		

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006
(D) Movements for 6 months to 31 December 2006

(1) Acquisition	(7) Change of method - Full consolidation to equity method
(2) Entity newly incorporated or passing qualifying threshold	(8) Change of method - Equity method to full consolidation
(3) Disposal	(9) Change of method - Full consolidation to proportionate method
(4) Deconsolidation	(10) Change of method - Equity method to proportionate method
(5) Merger between consolidated entities	(11) Reconsolidation
(6) Change of method - Proportionate method to full consolidation	(12) Entities consolidated using a simplified equity method (non-material)

8.c BUSINESS COMBINATIONS

Business combinations in the year ended 31 December 2006

Acquisition of Banca Nazionale del Lavoro (BNL)

On 3 February 2006, BNP Paribas announced that it had entered into several conditional agreements with a group of BNL shareholders, including Unipol, to acquire a 48% stake in BNL. On 5 April 2006, BNP Paribas held a 50.4% interest in BNL, and effectively obtained control of the company. BNP Paribas subsequently launched a public tender offer for the remaining shares held by minority shareholders. On 16 May 2006, BNP Paribas held 95.5% of BNL's ordinary shares further to the tender offer, representing a holding in excess of the 91.5% threshold set by the Italian stock market regulator for a residual offer on outstanding shares. The residual offer for the outstanding shares ran from 30 June 2006 to 20 July 2006. BNL's ordinary shares were delisted on 26 July 2006. The acquisition of BNL therefore took place in several stages: the acquisition of a 50.4% controlling interest, followed by subsequent acquisitions of minority interests, thereby giving BNP Paribas a 98.6% stake in the bank.

BNL is Italy's sixth largest bank in terms of deposit and loan volumes. Its network spans across the whole of the country, with 17,000 employees and around 800 branches and outlets located in all major Italian cities. BNL has some 3 million private individual customers, 39,000 corporate clients, and 16,000 public-sector clients. BNL is particularly active in specialised financing solutions such as factoring and leasing, and also offers consumer credit, asset management services (EUR 26 billion in assets under management), private banking and life insurance solutions.

The cost of the 98.96% interest held by BNP in BNL at the year-end amounted to EUR 9,008 million, and was paid in cash.

The BNP Paribas Group restated BNL's balance sheet at 31 March 2006 in order to bring BNL's accounting methods into line with those applied by the BNP Paribas Group and to comply with the purchase accounting rules prescribed by IFRS (see Note 1.b, "Business combinations and measurement of goodwill").

These adjustments represented a negative EUR 855 million before the tax impact (plus EUR 58 million related to tax matter), or a negative EUR 619 million net of deferred taxes. They primarily concerned the following:

- the measurement of provisions for credit risk on individual loans and loan portfolios – mainly including the effect of reclassifying loans more than 90 days past due as doubtful – as well as provisions for litigation and contingent liabilities (negative impact of EUR 536 million);

- employee benefit obligations (negative impact of EUR 325 million), primarily relating to contingent liabilities;

- the measurement of property, plant and equipment (EUR 144 million positive impact), the BNL brand (EUR 50 million positive impact) and the application of the Group's rules relating to depreciation/amortisation of assets (EUR 113 million negative impact);

- the valuation of market transactions in accordance with the rules applicable within the BNP Paribas Group (EUR 112 million negative impact);

- the fair value measurement of loans, securities and other assets, as well as liabilities and insurance contracts (EUR 106 million positive impact).

As part of the purchase price allocation, the BNL brand was recognised separately from goodwill. It was measured on initial recognition using standard practices in the banking industry for valuing this type of asset and by comparisons with other listed banks of a comparable size. The calculation also took into account the recent changes in awareness levels relating to the BNL brand during the years preceding the acquisition.

BNP Paribas did not recognise an intangible asset for BNL's customer relationships with respect to account and deposit agreements entered into with customers. In addition, other than business combinations, no transactions were identified in Italy relating to similar assets which could be used as a basis of estimation. In accordance with paragraph 16 of IAS 38, these customer relationships cannot be identified separately from BNL's goodwill as the bank does not have any legal or contractual rights to control the future relationships with its customers, or the loyalty of the customers to the bank. In any event, the value of this asset is not be material as the interest payment conditions relating to the vast majority of the bank's demand deposits do not result in material economic benefits. The economic benefit compared with alternative refinancing in the market is minimal due to the management costs and regulatory restrictions concerning the management of said deposits.

These adjustments reduced the Group share of BNL's equity at 31 March 2006 by the same amount, and gave rise to provisional residual goodwill of EUR 2,165 million at 5 April 2006, the date BNP Paribas obtained effective control of BNL.

In accordance with the accounting policies described in note 1.c, "Own equity instruments and own equity instrument derivatives", the difference between the acquisition cost and the Group's equity in BNL's net assets held by minority shareholders and acquired after the date of acquisition (i.e. between 5 April 2006 and 31 December 2006) has been recorded as a deduction from retained earnings attributable to BNP Paribas shareholders in a provisional amount of EUR 2,090 million at 31 December 2006.

As the analyses and expert valuations at fair value required for the initial measurement of assets, liabilities, off-balance sheet items and contingent liabilities have not yet been fully completed, the adjustments made may be modified within a period of twelve months after the acquisition date, in accordance with IFRS 3 paragraph 62.

BNP Paribas financed the BNL acquisition by means of (i) a EUR 5,567 million issue of shares with pre-emptive subscription rights for existing shareholders; (ii) a EUR 2,023 million issue of undated super subordinated notes; and (iii) its own funds. Details of these issues are provided in note 8.a, "Changes in share capital and earnings per share".

The table below shows BNL's consolidated balance sheet at 31 March 2006 prepared in accordance with IFRS, and BNL's opening balance sheet as included in the financial statements of BNP Paribas (after adjustments to align with BNP Paribas Group accounting policies and after identification of the identifiable assets, liabilities and contingent liabilities acquired):

In millions of euros	31 March 2006	31 March 2006
	After acquisition-related adjustments	Prior to acquisition
ASSETS		
Financial assets at fair value through profit or loss	7,730	7,541
Available-for-sale financial assets	1,160	1,157
Loans and receivables due from credit institutions	8,705	8,705
Loans and receivables due from customers	63,860	63,763
Property, plant & equipment and intangible assets	2,682	2,600
Non-current assets held for sale	-	850
Other assets	5,316	4,284
TOTAL ASSETS	89,453	88,900
LIABILITIES		
Financial liabilities at fair value through profit or loss	8,303	8,007
Due to credit institutions	10,549	10,549
Due to customers	37,085	37,100
Debt securities	20,509	20,199
Non-current liabilities held for sale	-	784
Other liabilities	8,274	6,909
TOTAL LIABILITIES	84,720	83,548
CONSOLIDATED EQUITY		
Shareholders' equity	4,692	5,311
Minority interests	41	41
Total consolidated equity	**4,733**	**5,352**
TOTAL LIABILITIES AND EQUITY	89,453	88,900

The BNL sub-group has been fully consolidated as from the acquisition date. For the last three quarters of 2006 BNL contributed EUR 294 million to the BNP Paribas Group's net income and EUR 248 million to net income attributable to equity holders. If the acquisition had taken place on 1 January 2006, the BNL sub-group would have contributed EUR 3,036 million to net banking income and EUR 395 million to net income for the full year. The BNL acquisition led to a net cash outflow of EUR 11,490 million for the BNP Paribas Group.

Acquisition of UkrSibbank

On 14 April 2006, BNP Paribas acquired 51% of UkrSibbank. Existing shareholders of UkrSibbank signed a long-term agreement with BNP Paribas and will retain a 49% interest in the Ukrainian entity.

UkrSibbank offers a wide range of services in the retail, corporate and investment banking arenas. At the acquisition date it was Ukraine's fourth-largest bank in terms of assets and had a network of 830 branches and outlets, employing close to 9,500 people.

The UkrSibbank Group's assets and liabilities – which were recognised at fair value at the acquisition date – primarily comprised customer loans amounting to EUR 1,423 million and customer deposits representing EUR 929 million.

Goodwill in a provisional amount of EUR 206 million was recorded on the consolidation of the UkrSibbank Group.

UkrSibbank has been consolidated since the acquisition date and its contribution to the BNP Paribas Group's net income was not material in 2006. This acquisition led to a net cash outflow of EUR 161 million for the BNP Paribas Group in 2006.

Business combinations in the year ended 31 December 2005

Acquisition of TEB Mali (International Retail Banking and Financial Services)

In February 2005, BNP Paribas acquired a 50% interest in the holding company TEB Mali, which owns 84.25% of the Turkish bank Turk Ekonomi Bankasi (TEB). The Colakoglu group retained a 50% interest in TEB Mali.

TEB is a mid-sized universal bank which, via its subsidiaries, offers corporate and retail customers a full range of financial services and products including export financing, leasing, factoring, consumer credit, deposit-taking, treasury and asset management, insurance, investment banking and brokerage. On the acquisition date, TEB had a network of 85 branches and also owned two banks outside Turkey.

The assets and liabilities of TEB Mali, recognised at fair value as of the acquisition date, mainly comprised:

- assets: customer loans of EUR 1,476 million (BNP Paribas share: EUR 738 million);
- liabilities: customer deposits of EUR 1,781 million (BNP Paribas share: EUR 891 million).

The acquisition price was USD 252 million, or an equivalent value of EUR 198 million at the acquisition date. A price adjustment contingent on the future profitability of TEB, payable at the start of 2008, was agreed by the parties. Acquisition costs of EUR 6 million were incurred. Goodwill on this acquisition was provisionally measured at an equivalent value of EUR 121 million at 31 December 2005, and was recognised as an asset in the balance sheet. The value of this goodwill is supported by the highly favourable growth prospects of TEB. In addition, the acquisition by BNP Paribas of an interest in the TEB Group's holding company provides an opportunity to forge many operational alliances in a wide variety of fields such as export financing and commodities, consumer credit, mortgage lending, leasing and retail banking, thereby enhancing the TEB group's expertise and product range.

TEB Mali has been consolidated since the acquisition date, and contributed EUR 28 million to consolidated net income for the year ended 31 December 2005. The acquisition generated a net cash inflow of EUR 42 million for the BNP Paribas Group.

Acquisition of Nachenius Tjeenk & Co NV (Asset Management and Services)

In July 2005, BNP Paribas Private Bank, a subsidiary of the BNP Paribas Group, paid EUR 45 million in cash for the entire share capital of Nachenius, Tjeenk & Co NV, a Dutch private bank with over EUR 1.3 billion of assets under management for high net worth individuals, not-for-profit organisations and trusts.

The assets and liabilities of Nachenius, Tjeenk & Co NV, recognised at fair value as of the acquisition date, mainly comprised:

- assets: loans to other banks totalling EUR 111 million;
- liabilities: customer deposits totalling EUR 162 million.

Goodwill on this acquisition was provisionally measured at EUR 40 million at 31 December 2005, and was recognised as an asset in the balance sheet. The value of this goodwill reflects the opportunity offered by this unique platform for expansion into the Dutch private banking market and the existence of a brand with a strong reputation, especially among customers seeking wealth management services.

Nachenius, Tjeenk & Co NV has been consolidated since the acquisition date, and did not make a material contribution to consolidated net income in the year to 31 December 2005. The acquisition generated a net cash inflow of EUR 52 million for the BNP Paribas Group in 2005.

Acquisition of Fund Quest Inc (Asset Management and Services)

In August 2005, Paribas North America, a subsidiary of the BNP Paribas Group, paid USD 100 million in cash for the entire share capital of FundQuest Inc.. Based in the United States, FundQuest Inc. is an open-architecture turnkey platform dedicated to management and advisory services for institutional investors.

The assets and liabilities of FundQuest Inc. were recognised at fair value as of the acquisition date, with total assets amounting to EUR 6 million.

Goodwill on this acquisition was provisionally measured at USD 98 million (equivalent to EUR 82 million), at 31 December 2005, and was recognised as an asset in the balance sheet. The value of this goodwill is supported by the strong growth prospects for the open architecture market and by the fundamental qualities of FundQuest Inc., an acknowledged managed accounts expert in the United States with a flexible but robust architecture that can be rolled out to the European market.

FundQuest Inc. has been consolidated since the acquisition date, and did not make a material contribution to consolidated net income in the year to 31 December 2005. The acquisition generated a net cash outflow of EUR 73 million for the BNP Paribas Group in 2005.

Acquisition of Commercial Federal Corporation by BancWest (International Retail Banking and Financial Services)

On 2 December 2005, Bank of the West, a subsidiary of the BNP Paribas Group, paid USD 1,329 million in cash for the entire share capital of Commercial Federal Corporation, which provides a full range of commercial and retail banking services and operates mainly in Colorado, Missouri and Nebraska. At the acquisition date, Commercial Federal Corporation had 198 branches.

The assets and liabilities of Commercial Federal Corporation, recognised at fair value as of the acquisition date, mainly comprised:

- assets : customer loans of EUR 6,609 million;
- liabilities : customer deposits of EUR 5,052 million.

Goodwill arising on the absorption of this company into Bank of the West was provisionally measured at EUR 793 million at 31 December 2005, and was recognised as an asset in the balance sheet. The value of this goodwill is supported by the growth prospects in the States where Commercial Federal operates and by the significant synergies achievable from its integration with Bank of the West, especially in terms of pooled resources and cross-selling.

Commercial Federal Corporation has been consolidated since the acquisition date, and contributed a loss of EUR 29 million to consolidated pre-tax net income for the year ended 31 December 2005 (including the effect of restructuring costs recognised in the final quarter of 2005). The acquisition generated a net cash outflow of EUR 998 million for the BNP Paribas Group in 2005.

8.d ADDITIONAL INFORMATION ON THE GALERIES LAFAYETTE TRANSACTION

In March 2005, BNP Paribas acquired 29.5% of the shares of Galeries Lafayette under an agreement whose terms included arrangements for joint control of Cofinoga. Under this agreement, BNP Paribas transferred these shares in the second half of 2005 to Motier SAS, the holding company controlling the Galeries Lafayette group, in which BNP Paribas now owns a 37% interest. Also under the terms of the agreement, a shareholders' pact was signed on 19 July 2005 stipulating terms regarding the liquidity of the interest held by BNP Paribas. In substance, these terms require half of the BNP Paribas interest to be accounted for as a loan, and the other half to be accounted for as an available-for-sale financial asset.

The inception of joint control by Galeries Lafayette and BNP Paribas over LaSer (the company which owns Cofinoga) resulted in the signature of a shareholders' pact dated 20 September 2005 and effective from 1 October 2005, setting out operating arrangements and shared decision-making rules. Based on the terms of this agreement, the LaSer-Cofinoga group has been accounted for using the proportionate consolidation method since the final quarter of 2005.

8.e ADDITIONAL INFORMATION ON THE AXA – FINAXA TRANSACTION

On 12 September 2001, AXA group companies (AXA, Finaxa, and the AXA mutual insurance companies) and BNP Paribas signed an agreement[1], subsequently amended on 26 October 2004, to maintain a minimum level of cross-shareholdings and to grant (i) mutual pre-emptive rights to a minimum interest in the capital on expiry of the agreement, and (ii) a reciprocal call option in the event of a change in control of either party. The AXA group also agreed to guarantee the liquidity of the BNP Paribas stake in Finaxa by allowing BNP Paribas to substitute AXA shares for its Finaxa shares at any time.

The merger of Finaxa into AXA on 16 December 2005 enabled the BNP Paribas Group to take possession of AXA shares in exchange for its existing holding of Finaxa shares, as it was entitled to do under the above-mentioned agreement. As this exchange had no commercial substance for the BNP Paribas Group, the difference between the carrying amount of the Finaxa shares in the consolidated financial statements and the fair value of the AXA shares (recorded in "Available-for-sale financial assets") has been retained in shareholders' equity under "Unrealised or deferred gains and losses".

The merger of Finaxa into AXA led to the signature of a new agreement between AXA group companies (excluding the AXA mutual insurance companies) and BNP Paribas, effective from 16 December 2005, to maintain a minimum level of cross-shareholdings and to grant a reciprocal call option in the event of a hostile change in majority control of either party. This agreement was disclosed in a notice issued by the *Autorité des Marchés Financiers* on 21 December 2005.

[1] The agreement was disclosed in a notice issued by the *Conseil des Marchés Financiers* on 28 September 2001, and the amendment was disclosed in a notice issued by the *Autorité des Marchés Financiers* on 28 October 2004.

8.f RELATED PARTIES

Related parties of the BNP Paribas Group comprise consolidated companies (including entities consolidated under the equity method), entities managing post-employment benefit plans offered to Group employees[1], and key executive officers of the BNP Paribas Group.

Transactions between the BNP Paribas Group and related parties are carried out on an arm's length basis.

A) Relations between consolidated companies

A list of companies consolidated by BNP Paribas is provided in Note 8.b. As transactions and period-end balances between fully-consolidated entities are eliminated in full on consolidation, the tables below only show figures relating to transactions and balances with (i) companies over which BNP Paribas exercises joint control (accounted for by the proportionate consolidation method), showing only the proportion not eliminated on consolidation, and (ii) companies over which BNP Paribas exercises significant influence (accounted for by the equity method).

Related-party balance sheet items:

In millions of euros	31 December 2006		31 December 2005	
	Consolidated entities under the proportionate method	Consolidated entities under the equity method	Consolidated entities under the proportionate method	Consolidated entities under the equity method
ASSETS				
Loans, advances and securities				
Demand accounts	4	4	-	6
Loans	3,955	1,019	2,472	1,493
Securities	54	-	-	-
Finance leases	-	-	-	16
Other assets	1	10	2	8
Total	**4,014**	**1,033**	**2,474**	**1,523**
LIABILITIES				
Deposits				
Demand accounts	4	202	1	82
Other borrowings	-	2	45	-
Debt securities	12	-	39	-
Other liabilities	-	40	-	1
Total	**16**	**244**	**85**	**83**
FINANCING COMMITMENTS AND GUARANTEE COMMITMENTS				
Financing commitments given	10	37	103	16
Guarantee commitments given	10	1	7	-
Total	**20**	**38**	**110**	**16**

Within the scope of its International Retail Banking and Financial Services business, the Group also carries out trading transactions with related parties involving derivatives (swaps, options and forwards) and financial instruments (equities, bonds etc.). These transactions are carried out on an arm's length basis.

[1] Except for multi-employer and multi-industry schemes

Related-party profit and loss items:

In millions of euros	Year to 31 Dec 2006		Year to 31 Dec 2005	
	Consolidated entities under the proportionate method	Consolidated entities under the equity method	Consolidated entities under the proportionate method	Consolidated entities under the equity method
Interest income	115	43	58	31
Interest expense	(1)	(1)	(1)	(1)
Commission income	3	21	2	1
Commission expense	(26)	(38)	(1)	-
Services provided	1	29	1	20
Services received	-	(20)	(1)	-
Lease income	2	-	1	1
Total	94	34	59	52

B) Entities managing post-employment benefit plans offered to Group employees

The main post-employment benefits of the BNP Paribas Group are retirement bonus plans, and top-up defined-benefit and defined-contribution pension plans.

In France, some of these benefits are paid by the BNP and Paribas pension funds (*Caisses de retraite*) and the BNP welfare benefit fund (*Caisse de Prévoyance*). Some Group companies - principally BNP Paribas Asset Management, BNP Paribas Securities Services and BNP Paribas SA - play a role in managing these benefits, especially in the areas of fund management, custody, and banking services. Top-up pension plans are also contracted out to insurance companies, which directly manage the plans. As from 1 January 2006, the obligations concerning pension benefits paid by the BNP pension fund have been assumed in full by BNP Paribas SA. The pension benefits provided by the Paribas pension fund are in the process of being transferred to an external insurance company.

In other countries, post-employment benefit plans are generally managed by independent fund managers or independent insurance companies, and occasionally by Group companies (in particular BNP Paribas Asset Management, BNP Paribas Assurance, Bank of the West and First Hawaiian Bank).

At 31 December 2006, the value of plan assets managed by Group companies was EUR 1,174 million (EUR 1,231 million at 1 January 2006). Amounts received relating to services provided by Group companies in the year to 31 December 2006 totalled EUR 1.4 million, and mainly comprised management and custody fees (2005: EUR 3 million).

At 31 December 2006, the BNP and Paribas pension funds and the BNP welfare benefit fund showed a credit balance of EUR 216,767 (compared with a debit balance of EUR 785,257 at 1 January 2006).

C) Relations with the Group's key officers

1. Remuneration and benefits awarded to the Group's corporate officers

1.1 Remuneration and benefits policy relating to the Group's corporate officers

Remuneration paid to the Group's corporate officers

The remuneration paid to the Group's corporate officers is determined by the method recommended by the Compensation Committee and approved by the Board of Directors.

This remuneration comprises both a fixed and a variable component, the levels of which are determined using market benchmarks established by firms specialised in surveys of executive remuneration in the European banking sector.

The variable component is determined by reference to a basic bonus which is calculated as a proportion of the officer's fixed remuneration and varies in line with Group performance criteria as well as the attainment of personal objectives. Group performance criteria account for 70% of the basic bonus and comprise parameters including earnings per share, core business pre-tax net income, and the fulfilment of gross operating income targets at consolidated and core business level. In order to determine the portion of the bonus relating to the fulfilment of consolidated gross operating income targets in 2006, the Board of Directors factored in the change in number of the Bank's issued shares, primarily related to the capital increase carried out for the acquisition of BNL. The ensuing adjustment led to a decrease in the amount of the corresponding bonus.

Personal objective-based criteria, which account for 30% of the basic bonus, relate to the Group's strategy and preparing its future.

The variable component of corporate officers' remuneration is capped at a level set in proportion to the basic remuneration, and since 2005 has been paid in full during the following year.

The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers do not receive any remuneration from other Group companies.

Post-employment benefits

Compensation on termination of office

Corporate officers are not entitled to any contractual compensation on termination of office.

Retirement bonuses

Michel Pébereau is not entitled to a retirement bonus. Baudouin Prot (Chief Executive Officer), Georges Chodron de Courcel and Jean Clamon (Chief Operating Officers) are entitled under their employment contracts to the standard retirement bonus benefits awarded to all BNP Paribas employees. Under this standard scheme, employees receive a bonus on retirement from the Group of up to 11.66 months' final basic salary, depending on their initial contractual position and length of service at their retirement date.

Pension plans

- The defined benefit plans previously granted to executive managers of the Group who were formerly employed by BNP, Paribas or Compagnie Bancaire have all been converted into top-up type plans. The amounts allocated to the beneficiaries were fixed when the previous schemes were closed to new entrants.

  A similar procedure was applied to Michel Pébereau (Chairman of the Board of Directors), Baudouin Prot (Chief Executive Officer), and to Georges Chodron de Courcel and Jean Clamon (Chief Operating Officers). Consequently, these four corporate officers now belong to a contingent collective top-up pension plan. Under this plan, their pensions will be calculated (subject to their still being part of the Group on retirement) on the basis of the fixed and variable remuneration received in 1999 and 2000, with no possibility of acquiring any subsequent rights.

  The amount of retirement benefits, including the pensions paid out by the general French Social Security scheme and the ARRCO and AGIRC top-up schemes, plus any additional banking industry pension arising from the industry-wide agreement that took effect on 1 January 1994 and pension rights acquired as a result of payments by the employer into top-up funded schemes, is capped at 50% of the above-mentioned remuneration amounts.

  These retirement benefits will be revalued from 1 January 2002 until their actual payment date, based on the average annual rate of increase in pension benefits paid by the French Social Security, ARRCO and AGIRC schemes. On payment of the benefits, the top-up pensions will be equal to the differential between these revalued amounts and the pension benefits provided by the above-mentioned general and top-up schemes. Once the amount of these top-up benefits has been finally determined, the benefit will then be indexed to the growth rate in the benefit value per point under the AGIRC scheme.

These obligations were covered by provisions recorded by BNP or Paribas as appropriate. The amount of these provisions was adjusted when the legacy plans were closed and the obligations transferred to an external insurance company.

- The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers belong to the defined-contribution pension plan set up for all BNP Paribas SA employees, in accordance with article 83 of the French General Tax Code.

Welfare benefit plans

- The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers are entitled to the same flexible welfare benefits (death and disability cover) as all BNP Paribas SA employees.
- They are also entitled to the same benefits under the *Garantie Vie Professionnelle Accidents* death/disability cover plan as all BNP Paribas SA employees, and to the supplementary plan set up for members of the Group Executive Committee, which pays out additional capital of EUR 1.08 million in the event of work-related death or total and permanent disability.
- If Baudouin Prot, Georges Chodron de Courcel or Jean Clamon die before the age of 60, their heirs will receive compensation under an insurance policy. The premium applicable under this policy is paid by the Group and treated in accordance with the social security rules applicable to employers' contributions to top-up welfare schemes in France.

1.2 Amount of remuneration and benefits awarded to the Group's corporate officers

The tables below show (i) gross remuneration payable to the Group's corporate officers for the year to 31 December 2006, including benefits in kind and directors' fees; and (ii) gross remuneration paid in 2006, including benefits in kind and directors' fees.

Remuneration payable to the Group's corporate officers for 2006

Remuneration payable for 2006 In euros	Remuneration		Directors' fees (3)	Benefits in kind (4)	Total remuneration
	Fixed (1)	Variable (2)			
Michel Pébereau Chairman of the Board of Directors					
2006	700,000	1,051,070	29,728	4,609	1,785,407
2005	*(700,000)*	*(1,081,601)*	*(29,728)*	*(4,816)*	*(1,816,145)*
Baudouin Prot Chief Executive Officer					
2006	883,333	2,324,348	129,551	5,227	3,342,459
2005	*(788,333)*	*(1,878,895)*	*(91,024)*	*(4,930)*	*(2,763,182)*
Georges Chodron de Courcel Chief Operating Officer					
2006	500,000	1,631,593	125,189	4,274	2,261,056
2005	*(491,667)*	*(1,405,477)*	*(89,230)*	*(4,303)*	*(1,990,677)*
Jean Clamon Chief Operating Officer					
2006	460,000	796,130	130,637	4,703	1,391,470
2005	*(455,000)*	*(681,598)*	*(92,297)*	*(4,703)*	*(1,233,598)*
Total remuneration payable to the Group's corporate officers for 2006					8,780,392
(for 2005)					*(7,803,602)*

(1) Remuneration actually paid in 2006.
(2) Variable remuneration payable for 2005 and 2006, paid the following year.

(3) The Chairman of the Board of Directors and the Chief Executive Officer do not receive directors' fees from any Group companies other than from BNP Paribas SA, and from Erbé and BNL in the case of the Chief Executive Officer. Directors' fees received in 2006 by the Chief Executive Officer from Erbé and BNL will be deducted from the variable remuneration paid to him in 2007.
Georges Chodron de Courcel receives fees in his capacity as a director of BNP Paribas Suisse, BNL and Erbé. Jean Clamon receives fees in his capacity as a director of Cetelem, BNP Paribas Lease Group, Paribas International, Erbé, CNP and BNL. The fees received by Georges Chodron de Courcel and Jean Clamon in their capacity as directors of these companies will be deducted from the variable remuneration paid to them in 2007.
(4) The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers each have a company car and a mobile telephone.

Remuneration paid to the Group's corporate officers in 2006

Remuneration paid in 2006 In euros	Remuneration			Directors' fees	Benefits in kind	Total remuneration [5]
	Fixed	Variable	Deferred [1]			
Michel Pébereau Chairman of the Board of Directors						
2006	700,000	1,081,601	385,414	29,728	4,609	2,201,352
2005	*(700,000)*	*(831,553)*	*(342,062)*	*(29,728)*	*(4,816)*	*(1,908,159)*
Baudouin Prot Chief Executive Officer						
2006 [2]	883,333	1,817,599	325,940	120,078	5,227	3,152,177
2005	*(788,333)*	*(1,171,274)*	*(234,982)*	*(91,024)*	*(4,930)*	*(2,290,543)*
Georges Chodron de Courcel Chief Operating Officer						
2006 [3]	500,000	1,316,247	323,920	112,548	4,274	2,256,989
2005	*(491,667)*	*(943,518)*	*(258,985)*	*(89,230)*	*(4,303)*	*(1,787,703)*
Jean Clamon Chief Operating Officer						
2006 [4]	460,000	567,370	120,130	92,008	4,703	1,244,211
2005	*(455,000)*	*(406,970)*	*(102,640)*	*(92,297)*	*(4,703)*	*(1,061,610)*
Total remuneration received by the Group's corporate officers in 2006						8,854,729
(in 2005)						*(7,048,015)*

(1) Corresponding to the transfer of (i) the final portion of the deferred bonus awarded for 2002 in the form of BNP Paribas shares, (ii) the second third of the deferred bonus awarded for 2003 in the form of BNP Paribas shares and (iii) the first third of the deferred cash bonus awarded for 2004.
(2) Baudouin Prot's variable remuneration for 2005, paid in 2006, was reduced by EUR 61,296, corresponding to directors' fees received in 2005.
(3) Georges Chodron de Courcel's variable remuneration for 2005, paid in 2006, was reduced by EUR 89,230 corresponding to directors' fees received in 2005.
(4) Jean Clamon's variable remuneration for 2005, paid in 2006, was reduced by EUR 114,228 corresponding to directors' fees received in 2005.
(5) The average rate of social security taxes on this remuneration in 2006 was 30.7% (35.8% in 2005).

Benefits awarded to the Group's corporate officers

Benefits awarded to the Group's corporate officers	2006	2005
Post-employment benefits		
Retirement bonuses		
Present value of the benefit obligation	499,556 €	471,285 €
Contingent collective defined-benefit top-up pension plan		
Total present value of the benefit obligation	30,9 M€	30 M€
Defined contribution pension plan		
Contributions paid by the company during the year	1,367 €	1,329 €
Welfare benefits		
Flexible personal risk plan		
Premiums paid by the company during the year	9,954 €	9,673 €
Garantie Vie Professionnelle Accidents death/disability cover plan		
Premiums paid by the company during the year	9,366 €	10,696 €
Supplementary personal risk plan		
Premiums paid by the company during the year	224,219 €	214,343 €

2. Stock subscription option plans

In 2006, under the authorisation granted by the Extraordinary General Meeting of 18 May 2005, BNP Paribas set up a Global Share-based Incentive Plan, which combines stock options with share awards.

In principle, the Board of Directors grants stock options to the Group's corporate officers on an annual basis. The options do not carry a discount and are subject to relative performance conditions applicable under the Plan.

Corporate officers are not entitled to share awards.

The table below shows stock subscription options granted to and/or exercised by the Group's corporate officers in 2006.

Stock subscription options granted to and/or exercised by the Group's corporate officers in 2006	Number of options granted/ exercised	Exercise price (in euros)	Grant date	Plan expiry date	Individual allocation	
					as a % of the recognised expense (1)(2)	as a % of share capital
OPTIONS GRANTED IN 2006						
Michel Pébereau	100,000	75.25	05/04/2006	04/04/2014	1.600%	0.011%
Baudouin Prot	180,000	75.25	05/04/2006	04/04/2014	2.800%	0.019%
Georges Chodron de Courcel	90,000	75.25	05/04/2006	04/04/2014	1.400%	0.010%
Jean Clamon	65,000	75.25	05/04/2006	04/04/2014	1.000%	0.007%
Aggregate					6.800%	0.047%
OPTIONS EXERCISED IN 2006						
Michel Pébereau	20,000	18.45	22/05/1997	22/05/2007		
Michel Pébereau	30,263	18.29	22/05/1997	22/05/2007		
Georges Chodron de Courcel	5,000	37.64	03/05/1999	03/05/2009		
Georges Chodron de Courcel	80,710	48.57	15/05/2001	14/05/2011		
Jean Clamon	60,523	44.77	22/12/1999	22/12/2009		
Jean Clamon	70,623	20.23	17/11/1998	17/11/2006		
OPTIONS GRANTED IN 2005						
Michel Pébereau	100,000	55.1	25/03/2005	22/03/2013	2.400%	0.011%
Baudouin Prot	150,000	55.1	25/03/2005	22/03/2013	3.600%	0.017%
Georges Chodron de Courcel	60,000	55.1	25/03/2005	22/03/2013	1.400%	0.007%
Jean Clamon	40,000	55.1	25/03/2005	22/03/2013	1.000%	0.005%
Aggregate					8.400%	0.040%
OPTIONS EXERCISED IN 2005						
Michel Pébereau	50,000	18.5	22/05/1997	22/05/2007		
Georges Chodron de Courcel	60,000	45.2	22/12/1999	22/12/2009		
Georges Chodron de Courcel	19,500	37.6	03/05/1999	03/05/2009		
Jean Clamon	27,125	23.5	26/12/1997	26/12/2005		
Jean Clamon	22,550	20.4	17/11/1998	17/11/2006		

(1) % of the expense recognised for the Global Share-based Incentive Plan, which combines stock options with share awards.

(2) The stock options granted in 2006 which were not subject to performance conditions have been valued for accounting purposes at €15.36 each (€9.84 in 2005). The stock options granted in 2006 which were subject to performance conditions have been valued for accounting purposes at €14.03 each (€8.99 in 2005).

The table below shows the number of outstanding options held by the Group's corporate officers at 31 December 2006.

Originating company	BNP	BNP	BNP	BNP Paribas	BNP Paribas	BNP Paribas	BNP Paribas
Grant date	22/05/1997	13/05/1998	22/12/1999	15/05/2001	21/03/2003	25/03/2005	05/04/2006
Number of options outstanding at end-2006	50,438	191,698	353,050	423,720	564,876	353,081	435,000

3. Compulsory share ownership – Holding period for shares received on exercise of stock options

As from 1 January 2007, the Group's corporate officers will have to own a minimum number of shares for the duration of their term of office, calculated based on both the opening BNP Paribas share price and their fixed remuneration at 2 January 2007. The number of shares held will have to correspond to seven years fixed remuneration for Michel Pébereau (58,700 shares) and Baudouin Prot (75,500 shares) and 5 years fixed remuneration for Georges Chodron de Courcel (30,000 shares) and Jean Clamon (27,600 shares). This obligation must be complied with by 13 February 2010 at the latest.

The Chairman, Chief Executive Officer and Chief Operating Officers are also required to hold a quantity of shares issued following the exercise of stock options for the duration of their term of office. This holding requirement represents 50% of the net gain realised on the purchase of shares under options granted as from 1 January 2007, and will cease once the threshold defined for compulsory share ownership has been reached.

4. Remuneration and benefits awarded to employee-elected directors

Total remuneration paid in 2006 to employee-elected directors – calculated based on their actual attendance – amounted to EUR 89,942 (EUR 104,604 in 2005), excluding directors' fees. The total amount of directors' fees paid in 2006 to employee-elected directors was EUR 76,551 (EUR 97,360 in 2005). These sums were paid directly to the trade union bodies of the directors concerned.

Employee-elected directors are entitled to the same death/disability cover and the same *Garantie Vie Professionnelle Accidents* benefits as all BNP Paribas SA employees. The total amount of premiums paid into these schemes by BNP Paribas in 2006 on behalf of the employee-elected directors was EUR 989 (EUR 1,152 in 2005).

The employee-elected directors belong to the defined-contribution plan set up for all BNP Paribas SA employees, in accordance with article 83 of the French General Tax Code. The total amount of contributions paid into this plan by BNP Paribas in 2006 on behalf of the employee-elected directors was EUR 639 (EUR 769 in 2005).

Employee-elected directors are also entitled to top-up banking industry pensions under the industry-wide agreement that took effect on 1 January 1994.

5. Loans, advances and guarantees granted to the Group's corporate officers

At 31 December 2006, total outstanding loans granted to the Group's corporate officers amounted to EUR 4,095,895 (EUR 3,717,763 at 1 January 2006).

BNP PARIBAS

RESULTS AS AT 31 DECEMBER 2006

PRESS RELEASE

15 February 2007


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
186
SECTION

BNP PARIBAS

Paris, 15 February 2007

2006 Results

Fourth Quarter 2006

CONTINUED INTERNATIONAL GROWTH AND PROFITABILITY

Net Banking Income: €7.1bn (+25.4%)
Gross Operating Income: €2.4bn (+22.8%)

3.1 pt positive jaws effect at constant scope and exchange rates

Net Income Group Share: €1,719mn (+28.8%)

YEAR 2006

STRONG GROWTH THROUGHOUT THE YEAR:

Net Banking Income: €27.9bn (+27.9%)

A POWERFUL ORGANIC GROWTH DRIVE:

Net Banking Income at constant scope and exchange rates: +13.5%
Operating Expenses and Depreciation at constant scope and exchange rates: +11.1%

BUILDING A SECOND HOME MARKET:


BNL
Groupe BNP PARIBAS

NET BANKING INCOME UP FOR ALL CORE BUSINESSES:

French Retail Banking[1] : €5,671mn (+ 4.3 %)

International Retail Financial Services: €7,296mn (+ 22.3 %)

Asset Management and Services: €4,350mn (+ 22.5 %)

Corporate and Investment Banking: €7,859mn (+ 22.4 %)

EARNINGS PER SHARE: €8.03 (+15.4%)

DIVIDEND PER SHARE: €3.10 (+19.2%)[2]

[1]) *Including 100 % of revenues from Private Banking in France, excluding the PEL/CEL effect.*
[2]) *Subject to shareholder approval.*

On 14 February 2007, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, examined the Group's results for the fourth quarter 2006, and approved the accounts for the 2006 fiscal year.

A PARTICULARLY DYNAMIC FOURTH QUARTER

The fourth quarter 2006 confirmed the revenue growth dynamic observed in the first nine months of the year: **net banking income grew 25.4% to 7,052 million euros**. This growth came from acquisitions, in particular BNL, and major organic growth: at constant scope and exchange rates, net banking income was up 11.3%.

Operating expenses and depreciation (4,654 million euros) grew 26.8% due in particular to BNL's 141 million euros in restructuring costs booked this quarter. At constant scope and exchange rates, the rise was only 8.2%, i.e. more than three points less than revenue growth.

Gross operating income soared 22.8% (+16.9% at constant scope and exchange rates) to 2,398 million euros. Excluding BNL's restructuring costs, it was up 30.0%.

A further decline in the cost of risk pushed operating income up 27.5% to 2,116 million euros (+26.8% at constant scope and exchange rates).

Net income group share totalled 1,719 million euros (+28.8%).

All the core businesses contributed to this performance:

- **the French Retail Banking network**[3] generated more fees compared to the exceptionally high fourth quarter 2005 benchmark (+6.7%), essentially fees from financial transactions (+15.0%). Despite a 2.1% fall in net interest income due to a rise in short-term rates and its consequences: flattening of the rates curve and a rise in regulated interest rates, net banking income edged up 1.6%. With operating expenses and depreciation virtually stable (+0.2%) compared to the high level in the fourth quarter 2005 and cost of risk down (-17.6%), **French Retail Banking's**[4] **pre-tax income was up 8.0%.**

- **International Retail Banking and Financial Services** generated net banking income up 10.3%, operating expenses and depreciation 9.2% higher and a cost of risk down 11.5%. **Pre-tax income was up 13.2% compared to the fourth quarter 2005** with varied trends across the businesses lines (See appendix).

- **Asset Management and Services** has continued its powerful organic growth with revenues up 15.7%, operating expenses and depreciation 15.2% higher and **quarterly pre-tax income 20.2% higher than in the fourth quarter 2005**. All the business lines contributed to this sharp growth in revenues driven by international expansion, especially in Europe and in Asia.

- all **Corporate and Investment Banking's** business lines enjoyed an excellent fourth quarter with revenues up 19.0% compared to the fourth quarter 2005, operating expenses and depreciation only up 8.4%, net write-backs of provisions and **pre-tax income up 38.5%**.

- excluding the 141 million euros in restructuring costs, **BNLs contribution to the Group's quarterly pre-tax income was 177 million euros**. It includes 23 million euros of cost synergies achieved in the fourth quarter of the year. BNL's commercial business was sustained and the cost of risk in line with previous quarters in 2006.

---

[3]) *including 100% of revenues from French Private Banking.*
[4]) *including 2/3 of revenues from French Private Banking.*

◆
◆ ◆

2006: A YEAR OF ACCELERATED GROWTH FOR THE GROUP

In 2006, the Group's net banking income soared 27.9% to 27,943 million euros. This growth is the result of a combination of vigorous organic growth (+13.5% at constant scope and exchange rates) and the accelerating effect of external growth, in particular with the acquisition of BNL in the second quarter of the year.

More generally, the year 2006 was marked by the Group's significant internationalisation: the share of NBI generated in France has fallen to 48% on average (compared to 55% in 2005), and even 43% in the fourth quarter of the year. In the fourth quarter, French Retail Banking accounted for only 20% of the Group's net banking income.

At 17,065 million euros, operating expenses and depreciation were up 27.6%, or 11.1% at constant scope and exchange rates. Gross operating income thus jumped 28.2% to 10,878 million euros (+17.2% at constant scope and exchange rates).

The cost of risk (783 million euros, +28.4%) rose only due to the Bank's larger scope. At constant scope and exchange rates, it was down 38.6%.

Thus, operating income (10,095 million euros) was up 28.2%. At constant scope and exchange rates, it was up 21.6%.

Non-operating items contributed 475 million euros, down 13.5% compared to 2005, primarily because, starting in 2006, LaSer Cofinoga's income is no longer booked as income from associated companies but consolidated on a proportional integration basis. The tax burden rose 29.2% to 2,762 million euros and the share of minority interests rose 15.2% to 500 million euros.

The net income group share, 7,308 million euros, was up 24.9%.

These results take into account a 23.9% increase in payments to employees in connection with the Group's Employee Profit-Sharing Programme in France.

Return on equity, taking into account the capital increase realised to finance the acquisition of BNL, was 21.2% after tax. Net earnings per share came to 8.03 euros (up 15.4% despite a 6.9% increase in the average number of shares outstanding).

The Board of Directors will propose at the Shareholders Meeting to pay a dividend of 3.10 euros, a 19.2% increase compared to last year.

As at 31 December 2006, the Group's international capital adequacy ratio was 10.5% and the Tier 1 ratio was 7.4%.



In 2006, the net banking income of the French Retail Banking network[5] totalled 5,850 million euros, up 7.3%. However, revenue items related to the PEL/CEL[6] provision, which contributed only 13 million euros in 2005, came to 179 million euros in 2006 introducing a heterogeneous element of volatility to Retail Banking's other revenue components. Excluding the effects related to PEL/CEL, net banking income growth was up 4.3% compared to 2005:

- net interest income, excluding the PEL/CEL effects, rose 0.8%, with the flattening of the yield curve and the rise in regulated interest rates in the second quarter offsetting the fast rise in average outstanding loans (+9.6%, of which +15.5% was from individual customers and +4.4% from business customers) and deposits (+4.4%, of which +6.4% was from cheque and deposit accounts).

- the amount of fees rose 9.2%, due to the excellent sales and marketing, in particular in connection with financial savings: stock market and financial services fees rose 19.7%. The rise in banking services fees (+3.7%) came from the increased number of customers and from larger volumes of transactions that they generated. In terms of its pricing practices, BNP Paribas continued to pursue its strategy of moderate pricing, maintaining its prices broadly stable.

The sales and marketing drive based on winning new customers, developing customer loyalty and ensuring **individual customers'** satisfaction continued at a fast pace. The number of cheque and deposit accounts grew by 170,000 during the year. Consumer credit outstanding (+7.2% compared to 2005) rose at a rate that outpaced the market while mortgage outstanding (+17.1% on average) continued rising, in line with the market. Gross inflows of financial savings assets also outpaced the market (+35.9% between the fourth quarter 2005 and the fourth quarter 2006).

For the **business customers**, especially SMEs, the business centres developed a high value added business model focussing on structured finance and cross-selling with the other core businesses, in particular with CIB (corporate finance, fixed income and structured finance) and AMS (mutual fund investments). Outstanding loan growth came primary from investment loans (+12.4% on average compared to 2005) and factoring (17.9%).

The rise in operating expenses and depreciation, up 3.0% year-on-year, remained moderate and gross operating income rose 16.4% to 2,039 million euros (+7.0% excluding the PEL/CEL effects). The cost/income ratio, excluding the PEL/CEL effects, improved 0.8 points to 67.2%.

The cost of risk, totalling 153 million euros, was down 21.1%.

After sharing French Private Banking's income with AMS, French Retail Banking posted 1,770 million euros in annual pre-tax income, up 20.4% (+9.2% excluding the PEL/CEL effects).

Pre-tax return on allocated equity, excluding the PEL/CEL effects, edged up one point to 29%.

For 2007, the priorities for French Retail Banking are:

- continue to improve the satisfaction of individual customers, by continuing the branch refurbishment programme and innovation efforts, especially with respect to financial savings services and protection insurance products;

- consolidate its number 1 position in the French market for private banking services, introducing wealth management services, helping customer service officers to bolster their skills and expertise, continuing to deliver innovative products and services;

[5]) *including 100% of revenues from French Private Banking.*
[6]) *Home Ownership Savings Plans and Accounts.*

- capitalise on the success of the business centres with business customers to expand cross-selling of all the Group's products and services, including BNL's Italian desks, and to be the main bank for growing businesses;

- enhance the productivity gains both with respect to sales contacts and the back offices where streamlining processes will continue.

The goal of the core business is to grow NBI, excluding the PEL/CEL effects, by 4% in 2007 while maintaining a differential of at least one point between NBI growth and that of operating expenses and depreciation.

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

The net banking income of the International Retail Banking and Financial Services core business was up 22.3% compared to 2005, at 7,296 million euros. This driver of the Group's growth was fuelled by revenues across the board: +16.7% for BancWest, +33.2% for Cetelem, +5.6% for the other retail financial services, +35.4% for the emerging markets. At constant scope and exchange rates, net banking income of the IRFS core business rose 6.1%.

Operating expenses and depreciation, at 4,173 million euros, were up 23.3% (+7.4% at constant scope and exchange rates) and gross operating income (3,123 million euros) was up 20.9% (+4.3% at constant scope and exchange rates).

As a result of the expanded scope, in particular with the proportional integration of LaSer Cofinoga on a full year basis and the acquisition of UkrSibbank in 2006, the cost of risk rose to 708 million euros (26.7%). At constant scope and exchange rates, it fell 5.8% as the substantial organic growth was in line with the Group's credit risk policy. Operating income (2,415 million euros) soared 19.3% (+7.0% at constant scope and exchange rates). Income from LaSer Cofinoga is no longer booked as income from associated companies; instead, it is consolidated on a proportional integration basis, and the contribution of associated companies fell sharply (-51.8% to 54 million euros). Pre-tax income thus totalled 2,514 million euros, up 15.6% (+6.6% at constant scope and exchange rates).

Return on equity remained at a high 36% (-2 points) before tax.

BancWest maintained a good sales and marketing drive in 2006 with growth, at constant scope and exchange rates, of 4.9% for loans and 8.7% for deposits during the year. The growth in loans and deposits in the fourth quarter was higher than for the competition. So, despite the continued decline in the net interest margin rate (-38 basis points over the year), net banking income rose 1.9% at constant scope and exchange rates. With the successful merger of Commercial Federal Bank, BancWest's net banking income climbed 16.7% to 2,191 million euros.

The rise in operating expenses and depreciation (15.7%, or 2.7% at constant scope and exchange rates) was contained, in particular due to the synergies achieved as a result of the merger. The cost of risk, which rose from 32 million euros to 58 million euros with the new scope, still remained at a low level: 0.15% of risk-weighted assets. BancWest' real estate portfolio is good in quality with a negligible share of subprime mortgages. Pre-tax income (1,030 million euros) was up 15.6% (+0.7% at constant scope and exchange rates).

Cetelem, number 1 in Continental Europe for consumer credit, continued its strong growth. Outstanding loans under management, excluding the BNP Paribas network, totalled 52.1 billion euros as at 31 December 2006, including those of LaSer-Cofinoga. Net banking income was up 33.2% to 2,684 million euros. Even without LaSer-Cofinoga, Cetelem had robust growth in 2006: at constant scope and exchange rates, net banking income moved up 8.0%.

Operating expenses and depreciation (1,518 million euros, +38.3%, or 11.5% at constant scope and exchange rates) include the cost of the reorganisation plans for the commercial branch network in France (called the "2008 Challenge") which totals 23 million euros, of which 18 million euros in the fourth quarter.

Due to the limited rise in cost of risk (+14.8%, or -13.4% at constant scope and exchange rates with a one-off 28 million euro provision write-back in Spain in the fourth quarter 2006) pre-tax income jumped 21.9% to 734 million euros (+16.3% at constant scope and exchange rates).

UCB took full advantage of buoyant real estate markets in Europe. Outstandings were up 16.3% during 2006 (+30.4% outside France). **BNP Paribas Lease Group** also continued its robust organic growth in Europe, offsetting challenging market conditions in France. **Arval** grew its outstandings 8.4% for the year. In total, these three major retail financial services subsidiaries generated 1,384 million euros in net banking income, up 5.6% compared to 2005, and pre-tax income totalling 471 million euros (+8.8%).

The retail banking businesses in **Emerging Markets** undertook a major sales and marketing drive. 290 branches were opened in 2006 and synergies were developed with the Group's other business lines. This, combined with value-creating acquisitions, drove fast-paced growth in net banking income, up 35.4% compared to 2005, to 1,037 million euros (+17.0% at constant scope and exchange rates).

In 2006, the Group took over the control of Ukrssibbank, at the time Ukraine's fifth biggest bank by balance sheet total, and it moved up to number 3 at the end of the year. The Ukrainian market is characterised by a large population (47 million people), strong economic growth (GDP +6.5 over 10 months in 2006), low inflation (an annualised rate of 6.8% in the first half 2006) and a fledgling banking industry.

This acquisition, consolidated for three quarters in 2006, combined with the branch openings, has pushed up operating expenses and depreciation (35.8%). At constant scope and exchange rates, expense growth (14.4%) remains well below revenue growth.

After the cost of risk (86 million euros with the new scope compared to 16 million euros in 2005), pre-tax income in Emerging Markets (279 million euros) edged up 12.0% compared to 2005 (+9.5% at constant scope and exchange rates).

In 2007, International Retail Financial Services will implement an ambitious strategy in all the regions where it has a presence. It will focus on:

- consolidating its leading positions in Retail Financial Services in Europe, especially in France and Italy, with more effort put into innovation and productivity gains;

- implementing the organic growth plan at BancWest by expanding its branch network and deploying its greater product offering throughout the entire network;

- growing more than 25% revenues in Emerging Markets and continuing to open branches in far Eastern Europe and surrounding the Mediterranean basin (190 branch openings planned) taking full advantage of potential synergies between the networks and the Group's product platforms (consumer lending, leasing, credit protection insurance, etc.);

- taking advantage of acquisition-related cost savings.

ASSET MANAGEMENT AND SERVICES

The Asset Management and Services core business enjoyed strong growth: net banking income (4,350 million euros) rose 22.5% compared to 2005 with a record 36.9 billion euros in net asset inflow (compared to 34.1 billion euros in 2005). These net asset inflows, combined with the financial performance for the year, bring total assets under management to 491.5 billion euros as at 31 December 2006. All the business lines contributed to this dynamic growth: Wealth & Asset Management grew its net banking income 20.1%, Insurance 25.6% and Securities Services 24.0%.

Operating expenses and depreciation (2,763 million euros, +18.5%) reflects this robust growth but generates a positive jaws effect of 4 points compared to revenue growth. Gross operating income rose 30.0% to 1,587 million euros and pre-tax income totalled 1,596 million euros, up 26.1%.

The **Wealth & Asset Management** business units deployed sustained sales and marketing efforts and reaped the benefits of the upbeat equity and real estate markets. They posted 715 million euros in pre-tax income, up 32.2%. BNP Paribas' Private Banking, which ranks number 1 in France, more than doubled its asset inflows outside France, primarily in Asia. Asset Management is developing new and promising businesses like the introduction of the Parvest Brazil and Parvest Turkey investment funds or a dedicated subsidiary, CooperNeff Alternative Manager, set up in the fourth quarter of the year to provide alternative fund management services. Cortal Consors grew its customer base by 100,000 in 2006.

Real Estate Services continued their robust growth in 2006. This business line, which has long been part of BNP Paribas, has, since Atis Real was acquired in 2004, become the leader in Europe, especially in corporate services with a presence in eight countries.

The **Insurance** business maintained its sales and marketing momentum and this translated into substantial gross assets gathered. In France, 11 billion euros were gathered in 2006, of which, as far as individual savings assets are concerned, 40.9% in unit-linked insurance products – a much higher percentage than its competitors. Outside France, 4.5 billion euros in assets were gathered, in particular in Taiwan and in India (savings), Italy, Brazil, Japan and Chile (credit protection insurance). Pre-tax income jumped 17.2% to 680 million euros.

Securities Services' assets under custody rose 18.2% during the year to 3,614 billion euros. Assets under administration (623 billion euros compared to 520 billion euros as at 31 December 2005) grew at a quick pace and for 2006 the magazine Funds Europe named BNP Paribas "*Fund Administrator of the Year*" for the second year in a row. BNP Paribas Securities Services grew its pre-tax income 38.6% to 201 million euros.

In 2007, the AMS core business will continue to deploy its profitable growth model that creates substantial shareholder value:

- focussing on organic growth, with positive structural trends both in Europe and, increasingly, in the Emerging Countries;

- capitalising on Italy, the new growth driver, where it will deploy with BNL a private banking network and where it will consolidate its product offering, especially asset management services and insurance products.

Asset Management Services thus plans to continue to generate organic revenue growth above 10% while maintaining a positive jaws effect.

CORPORATE AND INVESTMENT BANKING

BNP Paribas continued to consolidate its position in Corporate and Investment Banking in which it is one of Europe's leading players with recognised global franchises, especially in derivatives and commodities, export and project financing.

In particular, BNP Paribas has a strong Corporate and Investment Banking presence in the leading countries of Asia with 3,300 employees in the region. In addition to its leadership position in the two business areas mentioned above, BNP Paribas is well positioned in Corporate Finance in Asia where it was named Best Midcap Equity House of the Year for the fourth year running (*The Asset*).

In 2006, CIB's net banking income rose 22.4% to 7,859 million euros. This growth was driven primarily by the capital markets businesses (+35.6%) and comes from sustained sales and marketing efforts without significantly increasing the value at risk of the activities. The year was excellent for all the **capital markets business lines** which generated 67% of CIB's revenues (Equity and Advisory: 30%; Fixed Income: 37%).

For Fixed Income, in addition to the performance of interest rate, foreign exchange and credit derivatives related to strong growth in customer transaction volumes, particularly in Asia, revenues from primary bonds and structured issues grew substantially.

For equity derivatives, the growth in business and revenues came primarily from larger numbers of customer transactions for all product lines and in the major regions around the world. In particular, penetration into the U.S. market is going very well, as evidenced by the arrangement of HP's share buyback programme, for which CIB was awarded the "*Innovation of the Year, Americas*" prize (*Structured Products Magazine*).

The Corporate Finance businesses enjoyed robust volumes from mergers and acquisitions and primary issues in Europe and Asia. BNP Paribas was again ranked number 1 in France and in the top ten financial advisors in Europe for M&A.

Revenues from the **financing businesses** edged up only 2.1% in 2006 compared to 2005. This limited growth is due largely to the protection purchasing policy, intensified in 2006 to optimise these business lines' allocated capital by taking advantage of very favourable market conditions. Thus, while the growth of weighted assets from 2005 to 2006 was +11%, it was down to -3.4% after protection bought. The limited rise in revenues, consumed by the cost of these protection purchases, does not reflect the powerful momentum of the underlying business, especially in structured finance, project finance and asset finance.

CIB's total operating expenses and depreciation rose 18.5% to 4,397 billion euros and the cost/income ratio, at 55.9%, reached a particularly low level. Gross operating income thus jumped 27.7% to 3,462 million euros.

The need for new provisions, very limited throughout 2006, was again lower than write-backs. The net amount of these provision write-backs (253 million euros compared to 130 million euros in 2005) resulted in operating income (3,715 million euros), up 30.8%.

Pre-tax income thus totalled 3,757 million euros, up 30.0% compared to 2005. Pre-tax return on allocated equity soared 8 points to 40%, driven by the combined effect of higher earnings and capital optimisation measures.

In 2007, CIB's goal is to:

- continue to develop its strategic franchises, in particular derivatives, focussing on flow business as well as specialised and structured finance;
- seek to expand its customer base, in particular the financial institutions and midcap segments;
- step up growth in Italy to capitalise on cross-selling opportunities with BNL;
- bolster its presence in a number of Emerging Countries: China, India, Russia and the Middle East.

CIB will endeavour to maintain one of the industry's best cost/income ratios and to increase the productivity of the capital allocated to this core business, focussing on value added businesses, a selective loan origination policy and an active management of the loan portfolio.

BNL

The Group took control of BNL at the beginning of the second quarter in 2006. For the nine months of consolidation in the financial statements, BNL contributed 2,294 million euros to the Group's revenues, 1,476 million euros to operating expenses and depreciation, excluding restructuring costs, 240 million euros to the cost of risk and 588 million euros to pre-tax income.

BNL SpA's business remained robust throughout the year. For individual customers, average credit outstanding was 22.8 billion euros for 2006 and outstanding deposits totalled 26.9 billion euros, up respectively 9.3% and 2.1% compared to 2005. For business customers, average credit outstanding was 30.2 billion euros in 2006 and outstanding deposits totalled 22.8 billion euros, up respectively 5.4% and 5.2% compared to 2005.

The plan to integrate BNL as part of BNP Paribas and develop the Group's business and profitability in Italy was unveiled in detail in Rome on 1St December 2006. Its implementation is well under way.

The retail, private and corporate banking divisions have been grouped together in a new core business called BNL banca commerciale (BNL bc) since 1st January 2007. The management structure is now in place. The new territorial organisation, broken down into five autonomous regions, will make the Italian network more responsive. This organisation is in the process of being rolled out. The expanding and upgrading of the product offering for individual customers has begun, in particular with new unit-linked products and the launch of a new cheque account called "*Conto Revolution*". BNL bc has had initial success with cross-selling to corporates. Italian desks already open in the Group's network have contributed customers and the bank has secured international cash management business, structured and distributed fixed income products to local authorities.

The Group's other core businesses are also starting to offer their products and services to BNL customers:

- Asset Management and Services' integrated management team in Italy is in place to promote this core businesses' platforms throughout the branch network. The asset management business line enhanced its product offering and discretionary management services. A new agreement for BNL Vita to distribute life-insurance products was signed with UNIPOL.

- Corporate and Investment Banking teams of BNP Paribas-BNL CIB are fully up and running with 225 professionals. They have started to provide training on their products to BNL bc relationship managers and have starting going out on joint customer visits.

- as for the IRFS core business, the tie-up of the two leasing companies is under way. BNL bc has entered into distribution agreements with Arval and UCB. An Italian desk has been opened in Tunisia and another one is being opened in Turkey.

BNL SpA's management signed a restructuring plan with union representatives in November 2006. For the period covering 2007-2009, the plan calls for 2,200 employees to leave the bank and 900 new recruits. The plan is currently in the process of being implemented.

Restructuring costs totalled 151 million euros in 2006, including 141 million euros in the fourth quarter. These costs relate primarily to the cost of the employee restructuring plan. They are booked in the corporate centre as operating expenses.

The synergies expected in 2007 are 119 million euros, including 100 million euros in cost synergies and 79 million euros in gross revenue synergies resulting in 60 million euros in marginal costs associated with implementation. The responsibilities for the carrying out of these synergies are clearly assigned and the project management and monitoring tools are in place. Already in 2006, 15 million euros in cost synergies were achieved in the third quarter and 23 million euros were achieved in the fourth quarter.



After three years with a cost of risk that has been very limited in a highly positive business cycle, BNP Paribas continues to maintain a cautious credit risk policy and stringent procedures to monitor risk. The Group's exposure to real estate risk is limited both in Europe and in the United States. Corporate risk, in particular in connection with leveraged buyouts, are originated selectively and largely syndicated. Exposure to market risks is limited (99% 1 day-interval VaR on the order of 25 million euros in 2006). The counterparty risks associated with the capital markets businesses are largely collateralised. Lastly, BNL has been integrated into the Group's risk management procedures.

The Group has invested considerably in risk management systems as it prepares to enter the final phase of the process to validate advanced models under the new Basle Accord. In particular, in-depth analysis into monitoring and preventing operational risks is under way. The first detailed simulations would appear to show that the Group will see, at pillar 1 level, lower capital requirements for each of its core businesses given their business profile and the quality of their portfolios.



Commenting on these results before the members of the Board of Directors, Baudouin Prot, BNP Paribas' CEO, said, "*In 2006, BNP Paribas had substantial organic growth in all its core businesses and reach a decisive milestone in its expansion with the acquisition of BNL, which gives the Group a second home market in Europe and new growth prospects.*

With the business lines developing strong franchises, a business mix geared to delivering regular growth and proven execution capacity, BNP Paribas is generating powerful growth momentum."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**7,052**	**5,622**	**+25.4%**	**6,829**	**+3.3%**	**27,943**	**21,854**	**+27.9%**
Operating Expenses and Dep.	-4,654 *	-3,669	+26.8%*	-4,261	+9.2%	-17,065	-13,369	+27.6%
Gross Operating Income	**2,398**	**1,953**	**+22.8%**	**2,568**	**-6.6%**	**10,878**	**8,485**	**+28.2%**
Provisions	-282	-293	-3.8%	-264	+6.8%	-783	-610	+28.4%
Operating Income	**2,116**	**1,660**	**+27.5%**	**2,304**	**-8.2%**	**10,095**	**7,875**	**+28.2%**
Associated Companies	54	92	-41.3%	118	-54.2%	293	352	-16.8%
Other Non Operating Items	145	72	n.s.	4	n.s.	182	197	-7.6%
Non Operating Items	**199**	**164**	**+21.3%**	**122**	**+63.1%**	**475**	**549**	**-13.5%**
Pre-Tax Income	**2,315**	**1,824**	**+26.9%**	**2,426**	**-4.6%**	**10,570**	**8,424**	**+25.5%**
Tax Expense	-481	-358	+34.4%	-638	-24.6%	-2,762	-2,138	+29.2%
Minority Interests	-115	-131	-12.2%	-113	+1.8%	-500	-434	+15.2%
Net Income, Group Share	**1,719**	**1,335**	**+28.8%**	**1,675**	**+2.6%**	**7,308**	**5,852**	**+24.9%**
Cost / Income	**66.0%**	**65.3%**	**+0.7 pt**	**62.4%**	**+3.6 pt**	**61.1%**	**61.2%**	**-0.1 pt**

At constant scope and exchange rates/ 4Q05:

- Revenues	*+ 11.3%*
- Operating exp. and dep.	*+ 8.2%*
- Gross operating income	*+ 16.9%*
- Cost of risk	*- 40.9%*
- Operating income	*+ 26.8%*

** +23.0% excluding restructuring costs of BNL (€141mn)*

- Substantial organic growth: Revenue : +11.3% at constant scope and exchange rates
  - Revenues: +25.4% with the scope effect (primarily BNL)
- Operating expenses & depreciation: +8.2% at constant scope and exchange rates
  - +23.0%/4Q05, with the scope effect, excluding the impact of BNL's restructuring costs (€141mn)
- Very substantial growth in Gross Operating Income: +16.9% at constant scope and exchange rates
  - +30.0% with the scope effect, excluding the impact of BNL's restructuring costs
- Lower cost of risk despite a €114mn scope effect (including BNL €92mn)
- Operating income up 27%


ACCELERATED GROWTH
Revenues
+14.1%
+27.9%
19.2
21.9
27.9
in €bn
EU-IFRS
2004
2005
2006
POWERFUL ORGANIC GROWTH DRIVEORGANIQUE
Organic revenue growth
10.0%
13.5%
2005/2004
2006/2005

4Q06 - RESULTS BY CORE BUSINESSES

In millions of euros	FRB	IRFS	BNL	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	**1,355**	**1,879**	**778**	**1,142**	**1,904**	**53**	**-59**	**7,052**
Change/4Q05	+1.0%	+10.3%		+15.7%	+19.0%	n.s.	n.s.	+25.4%
Change/3Q06	-2.5%	+1.2%	+2.5%	+7.3%	+8.1%	+0.0%	+9.3%	+3.3%
Operating Expenses and Dep.	-947	-1,128	-526	-757	-1,004	-4	-288 *	-4,654
Change/4Q05	+0.1%	+9.2%		+15.2%	+8.4%	-42.9%	n.s.	+26.8%
Change/3Q06	+0.0%	+8.0%	+9.6%	+9.1%	+0.8%	n.s.	n.s.	+9.2%
Gross Operating Income	**408**	**751**	**252**	**385**	**900**	**49**	**-347**	**2,398**
Change/4Q05	+3.3%	+11.9%		+16.7%	+33.5%	n.s.	n.s.	+22.8%
Change/3Q06	-7.9%	-7.5%	-9.7%	+4.1%	+17.6%	-3.9%	n.s.	-6.6%
Provisions	-56	-162	-92	-3	30	1	0	-282
Change/4Q05	-17.6%	-11.5%		n.s.	n.s.	n.s.	n.s.	-3.8%
Change/3Q06	+60.0%	-26.7%	+9.5%	n.s.	n.s.	n.s.	n.s.	+6.8%
Operating Income	**352**	**589**	**160**	**382**	**930**	**50**	**-347**	**2,116**
Change/4Q05	+7.6%	+20.7%		+15.8%	+41.3%	n.s.	n.s.	+27.5%
Change/3Q06	-13.7%	-0.3%	-17.9%	+4.9%	+9.8%	+2.0%	n.s.	-8.2%
Associated Companies	1	-9	9	19	7	24	3	54
Other Non Operating Items	0	3	8	-3	-8	0	145	145
Pre-Tax Income	**353**	**583**	**177**	**398**	**929**	**74**	**-199**	**2,315**
Change/4Q05	+8.0%	+13.2%		+20.2%	+38.5%	n.s.	n.s.	+26.9%
Change/3Q06	-13.5%	-5.2%	-10.2%	+10.2%	+9.0%	-47.9%	+33.6%	-4.6%

In millions of euros	FRB	IRFS	BNL	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	**1,355**	**1,879**	**778**	**1,142**	**1,904**	**53**	**-59**	**7,052**
4Q05	1,341	1,704		987	1,600	-39	29	5,622
3Q06	1,390	1,856	759	1,064	1,761	53	-54	6,829
Operating Expenses and Dep.	-947	-1,128	-526	-757	-1,004	-4	-288 *	-4,654
4Q05	-946	-1,033		-657	-926	-7	-100	-3,669
3Q06	-947	-1,044	-480	-694	-996	-2	-98	-4,261
Gross Operating Income	**408**	**751**	**252**	**385**	**900**	**49**	**-347**	**2,398**
4Q05	395	671		330	674	-46	-71	1,953
3Q06	443	812	279	370	765	51	-152	2,568
Provisions	-56	-162	-92	-3	30	1	0	-282
4Q05	-68	-183		0	-16	-1	-25	-293
3Q06	-35	-221	-84	-6	82	-2	2	-264
Operating Income	**352**	**589**	**160**	**382**	**930**	**50**	**-347**	**2,116**
4Q05	327	488		330	658	-47	-96	1,660
3Q06	408	591	195	364	847	49	-150	2,304
Associated Companies	1	-9	9	19	7	24	3	54
4Q05	0	16		1	1	76	-2	92
3Q06	0	20	1	-3	1	93	6	118
Other Non Operating Items	0	3	8	-3	-8	0	145	145
4Q05	0	11		0	12	0	49	72
3Q06	0	4	1	0	4	0	-5	4
Pre-Tax Income	**353**	**583**	**177**	**398**	**929**	**74**	**-199**	**2,315**
4Q05	327	515		331	671	29	-49	1,824
3Q06	408	615	197	361	852	142	-149	2,426
Minority Interests								-115
Tax Expense								-481
Net Income, Group Share								**1,719**

** including €141mn of restructuring costs*

2006 - RESULTS

- Substantial growth throughout the year

Revenues	€27.9bn	+27.9%	+13.5%*
Operating expenses	-€17.1bn	+27.6%	+11.1%*
Gross operating income	€10.9bn	+28.2%	+17.2%*

** At constant scope and exchange rates*

- Sharp rise in profitability

Net income group share	€7,308mn	+24.9%
ROE after tax	21.2%	+1 pt

- Employee Profit-Sharing +23.9% *(Group agreements applicable in France)*

NEW STRONG INCREASE DESPITE THE CAPITAL INCREASE REALISED IN 2006



Earnings per Share
CAGR = +23.0%
in €
4.3
5.6
7.0
8.0
2003*
2004*
2005
2006

Undiluted EPS calculated based on the average number of shares oustandings



Dividend per share
CAGR = +28.8%
in €
1.45
2.00
2.60
3.10**
2003
2004
2005
2006

*** subject to shareholders' approval*

**French accounting standards*

GEOGRAPHIC BREAKDOWN OF REVENUES – FURTHER INTERNATIONALISATION



Annual Revenues
€21.9bn
€27.9bn
45%
55%
52%
48%
2005
2006
France
Outside France



Revenues 4Q06
Asia, Pacific 3%
Latin America 1%
Emerging Europe 3%
Africa Middle East 3%
10%
North America 14%
57%
Other Europe 18%
Italy 15%
France
43%

MAJOR GROWTH DYNAMIC

In millions of euros	FRB	IRFS	BNL*	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	**5,633**	**7,296**	**2,294**	**4,350**	**7,859**	**287**	**224**	**27,943**
Change/2005	+6.9%	+22.3%		+22.5%	+22.4%	-25.3%	-13.2%	+27.9%
Operating Expenses and Dep.	-3,711	-4,173	-1,476	-2,763	-4,397	-12	-533 **	-17,065
Change/2005	+2.9%	+23.3%		+18.5%	+18.5%	-47.8%	+69.7%	+27.6%
Gross Operating Income	**1,922**	**3,123**	**818**	**1,587**	**3,462**	**275**	**-309**	**10,878**
Change/2005	+15.4%	+20.9%		+30.0%	+27.7%	-23.8%	n.s.	+28.2%
Provisions	-153	-708	-240	-2	253	3	64	-783
Change/2005	-21.5%	+26.7%		n.s.	n.s.	n.s.	n.s.	+28.4%
Operating Income	**1,769**	**2,415**	**578**	**1,585**	**3,715**	**278**	**-245**	**10,095**
Change/2005	+20.3%	+19.3%		+30.7%	+30.8%	-22.3%	n.s.	+28.2%
Associated Companies	1	54	19	15	10	153	41	293
Other Non Operating Items	0	45	-9	-4	32	0	118	182
Pre-Tax Income	**1,770**	**2,514**	**588**	**1,596**	**3,757**	**431**	**-86**	**10,570**
Change/2005	+20.4%	+15.6%		+26.1%	+30.0%	-20.8%	n.s.	+25.5%
Minority Interests								-500
Tax Expense								-2,762
Net Income, Group Share								**7,308**
Annualised ROE after Tax								21.2%

** Contribution for three quarters only*
***including €151mn of restructuring costs*

POWERFUL GROWTH ENGINES


Revenues
5,438
5,671
+4.3%*
5,968
7,296
+22.3%
3,552
4,350
+22.5%
6,422
7,859
+22.4%
2006
2005
in €mn
FRB**
IRFS
AMS
CIB

** Excluding PEL/CEL effects; +7.3% including PEL/CEL effects **Including 100% of French Private Banking*

- Revenues growth in all the business lines in 2006
  - FRB: good drive to win new customers
  - IRFS: full effect of accelerated international growth
  - AMS: major organic growth
  - CIB: very strong growth compared to an already high 2005
- BNL's contribution : €2,294mn in revenues for nine months in 2006

A GROWTH DRIVE UNDER CONTROL


Cost / Income ratio
68.0
67.2
FRB (excl. PEL/CEL effects)
65.6
64.3
63.5
BNL (for 9 months excl. restructuring costs)
AMS
57.8
56.7
57.2
55.9
IRFS
CIB
in %
2005
2006

Good evolution of the cost/income ratios of the core businesses

Given the sustained business development investments

Stable cost/income ratio for the Group (61.1% compared to 61.2% in 2005)

Impact of the acquisition of BNL and of the corresponding restructuring costs

CORPORATE SOCIAL RESPONSIBILITY: MAIN INITIATIVES IN 2006

Microcredit

- France: financed 1,400 projects
- Bank of the West: funded incubators for microbusinesses
- Emerging countries: project to refinance microcredit organisations in emerging countries

Sponsored small business startups

- Pledged to support 4,000 business startup projects in March 2007 as part of the Entrepreneurs Open House event
- Italy: Artigiancassa supports small and family businesses

Commitment to support medical research

- BNP Paribas sponsors the Telethon in France and in Italy

Economically Depressed Suburbs

- **Project Suburbs:** supported economic development and business startup programmes, academic support for children, local community initiatives (already 40 organisations receive support and 5 microcredit branches are scheduled to open in 2007)
- **6,000 jobs to be created in Seine-Saint-Denis in 2008:** After relocating its IT Division in the city of Montreuil, BNP Paribas is set to become in 2008, with the relocation of its Securities Services business line, the largest employer in Seine Saint Denis

BNP PARIBAS: CORPORATE SOCIAL RESPONSABILITY AWARD 2007 FROM THE FOREIGN POLICY ASSOCIATION

FRENCH RETAIL BANKING

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,408**	**1,386**	**+1.6%**	**1,439**	**-2.2%**	**5,850**	**5,451**	**+7.3%**
Incl. Interest Margin	*791*	*808*	*-2.1%*	*847*	*-6.6%*	*3,380*	*3,189*	*+6.0%*
Incl. Commissions	*617*	*578*	*+6.7%*	*592*	*+4.2%*	*2,470*	*2,262*	*+9.2%*
Operating Expenses and Dep.	-972	-970	+0.2%	-972	+0.0%	-3,811	-3,699	+3.0%
Gross Operating Income	**436**	**416**	**+4.8%**	**467**	**-6.6%**	**2,039**	**1,752**	**+16.4%**
Provisions	-56	-68	-17.6%	-35	+60.0%	-153	-194	-21.1%
Operating Income	**380**	**348**	**+9.2%**	**432**	**-12.0%**	**1,886**	**1,558**	**+21.1%**
Non Operating Items	1	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**381**	**348**	**+9.5%**	**432**	**-11.8%**	**1,887**	**1,558**	**+21.1%**
Income Attributable to AMS	-28	-21	+33.3%	-24	+16.7%	-117	-88	+33.0%
Pre-Tax Income of French Retail E	**353**	**327**	**+8.0%**	**408**	**-13.5%**	**1,770**	**1,470**	**+20.4%**
Cost / Income						65.1%	67.9%	-2.8 pt
Allocated Equity (Ebn)						5.5	5.1	+7.3%
Pre-Tax ROE						32%	29%	+3 pt

Including 100 % of French Retail Banking for revenues to pre-tax income line items
Excluding PEL/CEl effects / 2005 :
Revenues : +4.3% ;
Operating exp. and dep. : +3.0%
Gross operating income : +7.0%
Cost / Income : -0.8 pt ;
Pre-tax Income : +9.2% ;
Allocated equity : +7.3%
Pre-tax ROE : +1 pt

4TH QUARTER 2006

- Net interest margin down due to the impact of the rise in regulated interest rates and the flattening of the yield curve as a result of higher short-term rates
  - Negligible PEL/CEI effects in 4Q06
- Good fee performance related to the volume of business
  - Fees on investment funds and transactions : +15.0% despite a high benchmark in 4Q05
  - Other banking service fees: +2.6%/4Q05 in line with volume growth given moderate pricing
- Operating expenses and depreciation: +0.2%/4Q05 (positive base effect)
- Cost of risk down again : 26 bp in 4Q06 compared to 33 bp in 4Q05 *(Cost of risk/Average risk weighted assets)*
- Pre-tax income: +8.0%/4Q05

2006: A CONFIRMED UNDERLYING GROWTH TREND

- *Solid revenue growth despite an environment that has become less favourable:* +4.3%/ 2005 excluding PEL/CEL effects
  - Slight rise in net interest revenues: +0.8%
  - Fees +9.2%: sharp rise in business volumes (including fees from financial savings : +19.7% and fees from banking services: +3.7%)
- Cost/income ratio excluding PEL/CEL effects: 67.2% compared to 68.0% in 2005
  - Moderate growth in operating expenses and depreciation: +3.0%
- Further improvement of ROE excluding PEL/CEL effects: 29% compared to 28% in 2005

VOLATILITY OF THE REVENUE ITEMS ASSOCIATED WITH THE PEL/CEL (HOME OWNERSHIP SAVINGS PLANS AND ACCOUNTS) PROVISION

- Negligible contribution in 2005 : +€13mn
- A substantial contribution of additional revenues in 2006, especially in Q1
  - FRB's 2006/2005 revenues growth: +7.3%
  - Revenues growth excluding the PEL/CEL effects: +4.3%

in €mn	1Q06	2Q06	3Q06	4Q06	Year 2006
Volume Effect [1]	38	13	7	8	66
Interest Rate Effect	26	41	32	15	113
Total Effects [2]	**64**	**54**	**38**	**23**	**179**

[1] Consequence of the outflows

[2] Including carrying costs of the provision

- Limited contribution expected in 2007
  - Slightly positive volume effect expected due to the continued erosion trend of PEL/CEL outstandings
  - Neutral interest rate effect expected based on the assumption of stable long-term interest rates
- Negative base effect for 2007

INDIVIDUAL CUSTOMERS: SALES AND MARKETING DRIVE BASED ON WINNING, RETAINING AND SATISFYING CUSTOMERS


Increase in the number of individual cheque and deposit accounts
+72,700
+97,000*
+104,000
+120,100
+128,000
+155,000
+170,000
2000
2001
2002
2003
2004
2005
2006

- Major sales and marketing drive
  - Number of deposit and cheque accounts: +170,000
  - Outstanding loans: +13.6%/4Q05, including mortgages: +14.8% and consumer loans: +6.5%
  - Gross financial savings inflows: +35.9%/4Q05
- Continued innovation strategy
  - TERCEO: confirmed success of the card which allows split instalments
  - Multiplacements Avenir: life insurance for children under the age of 18
- Enhanced customer satisfaction thanks to the multi-channel banking tool

** plus 30,000 customers transferred from the Treasury network*

CORPORATE CUSTOMERS: A VALUE ADDED DEVELOPMENT MODEL


Revenues from cross-selling between FRB and CIB (100 reference in 2002)
100
263
425
538
750
2002
2003
2004
2005
2006

- Sharp rise in value added business
  - Cross-selling between FRB and CIB: +40%/2005 including Corporate Finance x 2.2 and Fixed Income +58%
  - Up front fees for structured financing: +85%/2005
- Investment: strong business
  - Fees on mutual funds: +15%/2005
- Outstanding loans: selective growth
  - Investment loans: +12.4%/2005
  - Factoring: + 17.9%/2005


Fees
565
562
557
578
638
623
592
617
198
192
187
202
259
235
206
231
367
371
370
376
379
388
387
386
in €mn
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
Fees on investment funds and transactions
Fees on other banking transactions

Including 100% of French Private Banking

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 4Q06	% Change 1 year 4Q06/4Q05	% Change 1 quarter	Average Outstandings 2006	% Change 1 year 2006/2005
LENDINGS (1)					
Total Loans	**98.3**	**+8.8%**	**+1.9%**	**95.6**	**+9.6%**
Individual Customers	**53.1**	**+13.6%**	**+1.9%**	**51.1**	**+15.5%**
Incl. Mortgages	45.7	+14.8%	+2.0%	43.9	+17.1%
Incl. Consumer Lending	7.5	+6.5%	+1.5%	7.3	+7.2%
Corporates	**41.9**	**+4.7%**	**+2.0%**	**41.1**	**+4.4%**
DEPOSITS and SAVINGS (1)	**82.1**	**+5.1%**	**+0.8%**	**80.7**	**+4.4%**
Cheque and Current Accounts	34.8	+6.9%	+1.3%	33.9	+6.4%
Savings Accounts	36.9	-2.7%	-1.3%	37.5	-0.9%
Market Rate Deposits	10.4	+36.5%	+6.8%	9.3	+22.9%

(1) Average cash Outstandings

In billions of euros	31-Dec-06	% Change 31.12.06/ 31.12.05	% Change 31.12.06/ 30.09.06
Funds under management			
Life Insurance	52.3	+14.3%	+3.5%
Mutual Funds (2)	77.5	+18.6%	+3.0%

(2) These statistics do not include mutual funds assets registered in Luxemburg (PARVEST). Source: Europerformance.

FRB 2007: PRIORITIES AND CHALLENGES

- **Individual Customers: win new customers and raise customer satisfaction**
  - Continue deploying new branch programme
  - Continue product innovation (financial savings products, death and disability insurance, etc.)
- **Private Banking: consolidate leading market position in France**
  - Leverage on expertise and product innovation
  - Develop service offering to Ultra High Networth customers
- **Corporate Customers: capitalise on the success of the business centres**
  - Be the main bank for growing businesses
  - Step up cross-selling with all the business lines (Italian desks with BNL…)
- **Operational Efficiency**
  - Front offices: free up time for sales and marketing
  - Back offices: continue streamlining and automating processes

Grow revenues by 4% in 2007 (excl. PEL/CEL effects)
Maintain a one point jaws effect between revenues and costs

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,879**	**1,704**	**+10.3%**	**1,856**	**+1.2%**	**7,296**	**5,968**	**+22.3%**
Operating Expenses and Dep.	-1,128	-1,033	+9.2%	-1,044	+8.0%	-4,173	-3,385	+23.3%
Gross Operating Income	**751**	**671**	**+11.9%**	**812**	**-7.5%**	**3,123**	**2,583**	**+20.9%**
Provisions	-162	-183	-11.5%	-221	-26.7%	-708	-559	+26.7%
Operating Income	**589**	**488**	**+20.7%**	**591**	**-0.3%**	**2,415**	**2,024**	**+19.3%**
Associated Companies	-9	16	n.s.	20	n.s.	54	112	-51.8%
Other Non Operating Items	3	11	n.s.	4	n.s.	45	39	+15.4%
Pre-Tax Income	**583**	**515**	**+13.2%**	**615**	**-5.2%**	**2,514**	**2,175**	**+15.6%**
Cost / Income						57.2%	56.7%	+0.5 pt
Allocated Equity (Ebn)						7.1	5.8	+22.4%
Pre-Tax ROE						36%	38%	-2 pt

At constant scope and exchange rates / 2005 : Revenues : +6.1% ; Operating exp.and dep.: +7,4%; GOI : +6.6% ; Cost/Income : +0.7 pt

- Good quarterly (+13.2%) and annual (+15.6%) pre-tax income growth
- Differentiated trends in each business
  - UNITED STATES
  - EMERGING MARKETS
  - RETAIL FINANCIAL SERVICES

BANCWEST

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**534**	**525**	**+1.7%**	**531**	**+0.6%**	**2,191**	**1,877**	**+16.7%**
Operating Expenses and Dep.	-267	-299	-10.7%	-270	-1.1%	-1,104	-954	+15.7%
Gross Operating Income	**267**	**226**	**+18.1%**	**261**	**+2.3%**	**1,087**	**923**	**+17.8%**
Provisions	-20	-8	n.s.	-17	+17.6%	-58	-32	+81.3%
Operating Income	**247**	**218**	**+13.3%**	**244**	**+1.2%**	**1,029**	**891**	**+15.5%**
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	1	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**248**	**218**	**+13.8%**	**244**	**+1.6%**	**1,030**	**891**	**+15.6%**
Cost / Income						50.4%	50.8%	-0.4 pt
Allocated Equity (Ebn)						2.6	2.0	+30.5%
Pre-Tax ROE						40%	45%	-5 pt

A constant scope and exchange rates / 4Q05 : Revenues : -1.3% ; Operating exp. and dep. : +2.4 %

- Revenues : +1.7%/4Q05
  - At constant scope and exchange rates: -1.3%/4Q05 (integration of Commercial Federal on 01.12.05)
  - Interest margin : 3.13% compared to 3.51% in 4Q05
- Gross Operating Income: +18.1%/4Q05
  - At constant scope and exchange rates: -2.4%
- Good performance compared to the market in 3Q06
  - Good sales business in 4Q/3Q: loans +1.8%, deposits +2.6% (higher growth than the market)
  - Revenues: +0.6%/3Q06
  - Gross Operating Income: +2.3%/3Q06
- Cost of risk maintained at a very low level
  - 15 bp of weighted assets in 2006 (10 bp in 2005)
  - Good quality of real estate portfolio; marginal subprime exposure

BancWest – Credit Portfolio

(US GAAP)

(in billions of USD)	31.12.06	31.12.05	31.12.06 / 31.12.05	30.09.06	31.12.06 / 30.09.06	Average Outstandings 4Q06 / 4Q05 *At constant scope*
Total Assets	67.3	66.3	+1.5%	67.8	-+0.7%	
Loans and Leases	45.9	43.8	+4.9%	45.1	+1.8%	+5.5%
Deposits	46.1	42.4	+8.7%	44.9	+2.6%	+4.5%
Non Performing Assets /Loans and foreclosed properties	0.57%	0.51%	+6 bp	0.54%	+3 bp	

	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06
Net Interest Margin	3.13%	3.51%	-38 bp	3.16%	-3 bp

Good Quality Real Estate Portfolio

Loan Portfolio as at 31/12/06

Consumer

- Mortgage Lending
- Corporate Real Estate
- Commercial & Industrial



22%
25%
25%
28%
53%

Segmentation of mortgages granted to individual customers



FICO Scores
Super Prime
Prime
Sub Prime
99%
48%
51%
1%
50%
48%
2%
98%
First Mortgage
Home Equity Loans

- Less exposed to the real estate sector, at 53% of loan portfolio, than its peer group: 62%
- Commercial real estate: 25% of the portfolio
  - half of which corresponds to C&I loans collateralised by owner occupied property
  - less than 2% is rated substandard by the bank
  - contributing negligibly to BancWest's overall cost of risk
- Mortgage lending to individuals: 28% of the portfolio
  - Portfolio diversified across 20 U.S. states including California 38% and Hawaii 14%
  - Negligible share of loans granted to subprime customers

CETELEM

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**690**	**637**	**+8.3%**	**675**	**+2.2%**	**2,684**	**2,015**	**+33.2%**
Operating Expenses and Dep.	-430	-372	+15.6%	-360	+19.4%	-1,518	-1,098	+38.3%
Gross Operating Income	**260**	**265**	**-1.9%**	**315**	**-17.5%**	**1,166**	**917**	**+27.2%**
Provisions	-101	-138	-26.8%	-138	-26.8%	-520	-453	+14.8%
Operating Income	**159**	**127**	**+25.2%**	**177**	**-10.2%**	**646**	**464**	**+39.2%**
Associated Companies	1	16	-93.8%	14	-92.9%	52	108	-51.9%
Other Non Operating Items	-1	7	n.s.	1	n.s.	36	30	+20.0%
Pre-Tax Income	**159**	**150**	**+6.0%**	**192**	**-17.2%**	**734**	**602**	**+21.9%**
Cost / Income						56.6%	54.5%	+2.1 pt
Allocated Equity (Ebn)						1.9	1.6	+14.8%
Pre-Tax ROE						39%	37%	+2 pt



Loans Outstandings
14%
86%
33%
67%
42%
58%
1996
2002
2006
France
Outside France

- Revenues : +8.3%/4Q05
- #1 in Continental Europe
  - €52.1bn in outstandings excluding the BNP Paribas network as at 31.12.06
  - Outstandings doubled in 4 years
- Strong Sales & Marketing Drive
  - France: outstandings +11.8%*/31.12.2005
  - Fast growth outside France: outstandings +24.3%**

**restated from the transfer of €0.9bn of outstandings from the consolidation of UCB's receivables*
*** restated the impact of the disposal of a subsidiary of LaSer Cofinoga in 1Q06*

- Operating expenses and depreciation: +15.6%/4Q05
  - Stable for Cetelem France, excluding the sales organisation streamlining plan (€18mn in 4Q06)
  - Continued sustained international business development: Spain, Germany, Italy, Brazil
- Cost of Risk Down
  - One-off write-back in Spain (€28mn)
  - 197 bp in 2006 (excluding the one-off write-back) compared to 208 bp in 2005
- Operating income: +25.2%/4Q05

ARVAL, BNP PARIBAS LEASE GROUP, UCB

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**350**	**330**	**+6.1%**	**348**	**+0.6%**	**1,384**	**1,310**	**+5.6%**
Operating Expenses and Dep.	-227	-225	+0.9%	-216	+5.1%	-868	-830	+4.6%
Gross Operating Income	**123**	**105**	**+17.1%**	**132**	**-6.8%**	**516**	**480**	**+7.5%**
Provisions	-19	-17	+11.8%	-15	+26.7%	-44	-58	-24.1%
Operating Income	**104**	**88**	**+18.2%**	**117**	**-11.1%**	**472**	**422**	**+11.8%**
Associated Companies	-9	0	n.s.	1	n.s.	-5	4	n.s.
Other Non Operating Items	1	2	-50.0%	1	+0.0%	4	7	-42.9%
Pre-Tax Income	**96**	**90**	**+6.7%**	**119**	**-19.3%**	**471**	**433**	**+8.8%**
Cost / Income						62.7%	63.4%	-0.7 pt
Allocated Equity (Ebn)						1.8	1.6	+11.6%
Pre-Tax ROE						26%	26%	+0 pt

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	Dec-06	Dec-05	% Change 1 year / Dec-05	Sep-06	% Change 1 quarter / Sep-06
CETELEM	**53.3**	**47.4**	**+12.6%**	**49.9**	**+6.8%**
France (1)	30.9	26.8	+15.3%	28.7	+7.6%
Outside France (2)	22.5	20.6	+9.2%	21.2	+5.8%
BNP Paribas Lease Group MT	**15.8**	**15.1**	**+4.8%**	**15.6**	**+1.2%**
France	10.6	10.8	-2.0%	10.6	-0.4%
Europe (excluding France)	5.2	4.3	+21.8%	5.0	+4.6%
UCB	**32.6**	**28.0**	**+16.3%**	**32.1**	**+1.6%**
France (1)	16.1	15.4	+4.7%	16.5	-2.6%
Europe (excluding France)	16.5	12.6	+30.4%	15.5	+6.0%
Long Term Leasing with Services	**6.6**	**6.1**	**+8.4%**	**6.5**	**+1.7%**
France	2.1	2.0	+5.8%	2.1	+1.7%
Europe (excluding France)	4.5	4.1	+9.7%	4.4	+1.6%
ARVAL (in thousands)					
Financed vehicles	**504**	**469**	**+7.4%**	**494**	**+1.9%**
included in total managed vehicles	623	607	+2.7%	618	+0.8%

(1) Transfer of €0.9bn from UCB France to Cetelem France (activity of debt consolidation)

(2) Disposal of a subsidiary of LaSer-Cofinoga in 1Q06 (€2.5bn)

EMERGING MARKETS

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**305**	**212**	**+43.9%**	**302**	**+1.0%**	**1,037**	**766**	**+35.4%**
Operating Expenses and Dep.	-204	-137	+48.9%	-198	+3.0%	-683	-503	+35.8%
Gross Operating Income	**101**	**75**	**+34.7%**	**104**	**-2.9%**	**354**	**263**	**+34.6%**
Provisions	-22	-20	n.s.	-51	n.s.	-86	-16	n.s.
Operating Income	**79**	**55**	**+43.6%**	**53**	**+49.1%**	**268**	**247**	**+8.5%**
Associated Companies	-1	0	n.s.	5	n.s.	7	0	n.s.
Other Non Operating Items	2	2	+0.0%	2	+0.0%	4	2	n.s.
Pre-Tax Income	**80**	**57**	**+40.4%**	**60**	**+33.3%**	**279**	**249**	**+12.0%**
Cost / Income						65.9%	65.7%	+0.2 pt
Allocated Equity (Ebn)						0.8	0.5	+49.4%
Pre-Tax ROE						36%	47%	-11 pt



Number of Branches
End of period
1,705
841
864
574
2005
2006
External growth

- Revenues: +43.9% (+15.3%*) / 4Q05
  - Substantial organic growth, especially in Turkey (+34.9%) and in the Maghreb (+11.9%)
  - UkrSibbank's superior growth (Revenues: €68mn in 4Q06 compared to €79mn for the 2Q06 and 3Q06 aggregate)
- Operating expenses and depreciation: +48.9% (+15.5%*)/4Q05
  - 163 branches opened in 4Q06 in Ukraine (111), Turkey (25), Middle East (10) and the Maghreb (17)
- Cost of risk: +10.0% / 4Q05
  - Including the scope effect
- Operating income: +43.6% (+38.2%*)/4Q05

** at constant scope and exchange rates*

UKRSIBBANK : ROSE FROM 5TH TO 3RD PLACE* IN UKRAINE LESS THAN A YEAR AFTER THE ACQUISITION
**in total balance sheet*



Loans Oustandings
3,570
2,591
2,104
1,729
in $mn
1Q06
2Q06
3Q06
4Q06
UKRSIBBANK
BNP PARIBAS Group

- Very favourable economic environment
  - GDP: +6.5% over 10 months 2006
  - Sharp decline in inflation: +6.8% 1H06/ +14.4% 1H05
- Sharp Growth in Business
  - Loans: 3.6bn USD as at 31.12.2006
- Gradual introduction of cross-selling with the Group's other entities
- Gross Operating Income over 9 months: €40mn

IRFS 2007: PRIORITIES AND CHALLENGES

- **Europe : consolidate leading positions in retail financial services**
  - Intensify the sales and marketing driving through innovation
  - Continue efforts to optimise operational effectiveness
  - Italy: achieve the expected synergies

- **BancWest : implement the organic growth plan**
  - Grow the branch network, deploy the speciality business centres and bolster the customer relations organisation
  - Distribute a wider product range throughout the entire branch network

- **Emerging countries (branch networks + financial services): grow the revenues by more than 25%**
  - Continue to pursue investments (190 branch openings planned)
  - Roll out all the Group's offering in the networks (consumer lending, credit protection insurance, leasing, car fleet financing, trade finance, etc.)

ASSET MANAGEMENT AND SERVICES

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,142**	**987**	**+15.7%**	**1,064**	**+7.3%**	**4,350**	**3,552**	**+22.5%**
Operating Expenses and Dep.	-757	-657	+15.2%	-694	+9.1%	-2,763	-2,331	+18.5%
Gross Operating Income	**385**	**330**	**+16.7%**	**370**	**+4.1%**	**1,587**	**1,221**	**+30.0%**
Provisions	-3	0	n.s.	-6	n.s.	-2	-8	n.s.
Operating Income	**382**	**330**	**+15.8%**	**364**	**+4.9%**	**1,585**	**1,213**	**+30.7%**
Non Operating Items	16	1	n.s.	-3	n.s.	11	53	n.s.
Pre-Tax Income	**398**	**331**	**+20.2%**	**361**	**+10.2%**	**1,596**	**1,266**	**+26.1%**
Cost / Income						63.5%	65.6%	-2.1 pt
Allocated Equity (Ebn)						4.5	3.8	+16.1%
Pre-Tax ROE						36%	33%	+3 pt

- Strong revenue growth: +15.7%/4Q05
  - In all business lines
- Increased pace of international growth
  - Bolstered presence in Europe and Asia
- Sharp rise in profitability
  - Pre-tax income: +20.2%/4Q05

ASSETS UNDER MANAGEMENT

- Assets under management: up +14%/31.12.05
  - Substantial net asset inflows across all business lines: 8.6% of assets under management
  - Positive performance effect



Net Asset Inflow
In €bn
13.6
14.2
34.1
36.9
2003
2004
2005
2006
Assets under Management
In €bn
429.7
36.9
Net Inflow
24.9
Scope, Performance effects and Others
491.5
31.12.05
31.12.06
BREAKDOWN OF ASSETS BY CUSTOMER SEGMENT SOURCE
31 December 2005
31 December 2006
Corporate and Institutionnal
27%
28%
Individuals
62%
61%
External Distribution
11%
11%
€429.7bn
€491.5bn


Net Asset Inflow 2006
€36.9bn
€19.5bn
€0.3bn
€6.2bn
€10.9bn


Assets under Management
491.5
+€61.8bn
429.7
4.5
Net Asset Inflow
€36.9bn
101.5
91.9
Scope, performance, exchange and others
€24.9 bn
159.4
144.8
193.0
226.1
in €bn
31.12.05
31.12.06

☐ Asset Management ☐ Private Banking and Cortal Consors ☐ Insurance ☐ Real Estate Services

WEALTH AND ASSET MANAGEMENT

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**595**	**506**	**+17.6%**	**517**	**+15.1%**	**2,174**	**1,810**	**+20.1%**
Operating Expenses and Dep.	-416	-363	+14.6%	-353	+17.8%	-1,465	-1,270	+15.4%
Gross Operating Income	**179**	**143**	**+25.2%**	**164**	**+9.1%**	**709**	**540**	**+31.3%**
Provisions	-1	0	n.s.	-1	+0.0%	-1	0	n.s.
Operating Income	**178**	**143**	**+24.5%**	**163**	**+9.2%**	**708**	**540**	**+31.1%**
Non Operating Items	9	0	n.s.	-3	n.s.	7	1	n.s.
Pre-Tax Income	**187**	**143**	**+30.8%**	**160**	**+16.9%**	**715**	**541**	**+32.2%**
Cost / Income						67.4%	70.2%	-2.8 pt
Allocated Equity (Ebn)						1.3	1.1	+22.1%
Pre-Tax ROE						55%	51%	+4 pt

- Buoyant sales and marketing drive and improved cost/income ratio
  - 4Q06 revenues: +17.6% / 4Q05
  - 4Q06 operating expenses and depreciation: +14.6%/4Q05
  - 2006 revenues: + 20.1%/2005
  - 2006 operating expenses and depreciation: +15.4%/2005

- Private Banking: revenues = €732mn (+13.7%)
  - *Sharp rise in the pace* of asset inflows abroad in 2006 : x2.2, mainly in Asia
- Asset Management: revenues = €592mn (+25.2%)
  - Started up new business operations in 4Q06 : Parvest Brazil and Parvest Turkey, CooperNeff Alternative Managers
- Real Estate Services: revenues = €515mn (+18.7%)
  - Fast-growing European leader, focused on corporate services, with a presence in 8 countries
  - Recurring revenues: ¾ from services and ¼ from property development
- Cortal Consors: revenues = €335mn (+29.3%)
  - Net growth in the number of customers: 100,000 in 1 year

Asset Management: Breakdown of Assets under Management

Growing the share of high value added assets


31/12/05
Money Market
27%
Bonds
28%
45%
Equity
18%
Alternative, structured and Index-based
14%
Diversified
13%
€193.0bn


31/12/06
Bonds
24%
Money Market
26%
50%
Equity
21%
Alternative, structured and Index-based
16%
Diversified
13%
€226.1bn

Insurance

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**326**	**293**	**+11.3%**	**318**	**+2.5%**	**1,277**	**1,017**	**+25.6%**
Operating Expenses and Dep.	-156	-135	+15.6%	-156	+0.0%	-599	-481	+24.5%
Gross Operating Income	**170**	**158**	**+7.6%**	**162**	**+4.9%**	**678**	**536**	**+26.5%**
Provisions	-2	0	n.s.	-5	n.s.	-1	-8	n.s.
Operating Income	**168**	**158**	**+6.3%**	**157**	**+7.0%**	**677**	**528**	**+28.2%**
Non Operating Items	7	1	n.s.	0	n.s.	3	52	n.s.
Pre-Tax Income	**175**	**159**	**+10.1%**	**157**	**+11.5%**	**680**	**580**	**+17.2%**
Cost / Income						46.9%	47.3%	-0.4 pt
Allocated Equity (Ebn)						2.6	2.3	+12.7%
Pre-Tax ROE						26%	25%	+1 pt

- Sustained commercial momentum
- Increased pace of international development


Annual Revenues
1,017
+25.6%
1,277
260
376
+44.6%
757
+19%
901
in €mn
2005
France
Outside France
2006

- Revenues: +11.3 %/4Q05 despite a high base
- France: record level of gross asset inflows: €11bn in 2006, +17%/2005
  - Share of the unit-linked insurance products in life insurance asset inflows : 40.9% compared to 27.5% for the market
- Abroad: fast-paced growth
  - Presence in 35 countries at the end of 2006: set up operations in 3 new countries in 4Q (Bulgaria, Algeria and Rumania)
  - €4.5bn gross inflows (+28%/2005), in particular: Taiwan and India (savings products), Italy, Brazil, Japan and Chilli (Credit protection insurance)

SECURITIES SERVICES

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**221**	**188**	**+17.6%**	**229**	**-3.5%**	**899**	**725**	**+24.0%**
Operating Expenses and Dep.	-185	-159	+16.4%	-185	+0.0%	-699	-580	+20.5%
Gross Operating Income	**36**	**29**	**+24.1%**	**44**	**-18.2%**	**200**	**145**	**+37.9%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**36**	**29**	**+24.1%**	**44**	**-18.2%**	**200**	**145**	**+37.9%**
Non Operating Items	0	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**36**	**29**	**+24.1%**	**44**	**-18.2%**	**201**	**145**	**+38.6%**
Cost / Income						77.8%	80.0%	-2.2 pt
Allocated Equity (Ebn)						0.6	0.5	+19.7%
Pre-Tax ROE						36%	31%	+5 pt

- Revenues: +17.6%/4Q05
  - Very buoyant business
  - Assets under custody: €3,614bn, +18.2%/4Q05
  - Number of transactions : +19%/4Q05
  - Assets under administration: €623bn as at 31.12.06 (€520bn as at 31.12.05)
- Buoyant sales and marketing effort illustrated by many new mandates
  - Global Pan European custody for Bâloise Assurances Group
  - Custody, valuation and performance allocation for EDF Asset Management

- "Fund Administrator of the Year" (*FundsEurope 30 Nov. 2006*) for the second year in a row
- "Most innovative Securities Services provider in Europe" (*Financial-i 9 Nov. 2006*)

AMS 2007: PRIORITIES AND CHALLENGES

CONTINUE DEPLOYING SUBSTANTIAL VALUE CREATIVE MODEL

- Maintain a high level of organic growth based on favourable structural trends
  - Less market sensitivity thanks to expansion of services
  - Limited capital use
  - Limited goodwill investments

STEP UP THE PACE OF GROWTH ABROAD

- Strengthen existing positions in Europe
- Accelerate growth in emerging countries: Asia, Middle East, Latin America

EXTEND THE BUSINESS MODEL TO BNL

- Deploy French Private Banking's model in Italy
- Bolster the product offering, in particular by using BNP Paribas Asset Management and BNP Paribas Assurance's expertise

Continuing double-digit organic growth

CORPORATE AND INVESTMENT BANKING

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	1,904	1,600	+19.0%	1,761	+8.1%	7,859	6,422	+22.4%
Operating Expenses and Dep.	-1,004	-926	+8.4%	-996	+0.8%	-4,397	-3,711	+18.5%
Gross Operating Income	900	674	+33.5%	765	+17.6%	3,462	2,711	+27.7%
Provisions	30	-16	n.s.	82	n.s.	253	130	n.s.
Operating Income	930	658	+41.3%	847	+9.8%	3,715	2,841	+30.8%
Non Operating Items	-1	13	n.s.	5	n.s.	42	49	-14.3%
Pre-Tax Income	929	671	+38.5%	852	+9.0%	3,757	2,890	+30.0%
Cost / Income						55.9%	57.8%	-1.9 pt
Allocated Equity (Ebn)						9.4	9.1	+3.9%
Pre-Tax ROE						40%	32%	+8 pt

4TH QUARTER 2006

- Very good 4th quarter for all business lines
  - Revenues: €1,904mn, +19.0%/4Q05, +8.1%/3Q06
- Gross Operating income: €900mn, +33.5%/4Q05, + 17.6%/3Q06
- Net write-back of provisions
  - New provisions requirements still limited
- Very sharp rise in profitability
  - Pre-tax income: €929mn, +38.5%/4Q05, +9.0%/3Q06

2006

- Sustained growth throughout the year, essentially in Capital Markets business lines
- Particularly low cost/income ratio
- Substantial growth in pre-tax income
- Sharp rise in ROE year-on-year



Annual Revenues
+22.4%
6.4
7.9
26%
34%
40%
30%
37%
33%
in €bn
2005
2006
Equity and Advisory
Fixed Income
Financing Businesses
Risk Weighted Assets - CIB
(beginning of period)
Market Risks
Counterparty Risks - Capital markets
Credit Risks - Financing Businesses
in €bn
136
146
156
149
153
149
150
153
8.7
7.0
7.0
6.6
6.4
5.3
5.1
6.1
37.5
40.3
46.7
49.0
48.9
52.4
56.0
54.6
89.4
98.5
102.0
93.3
97.6
91.7
88.7
92.1
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
+9.2%/4Q05
-1.3%/4Q05

ADVISORY AND CAPITAL MARKETS

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,224**	**987**	**+24.0%**	**1,146**	**+6.8%**	**5,274**	**3,890**	**+35.6%**
Operating Expenses and Dep.	-710	-658	+7.9%	-719	-1.3%	-3,284	-2,683	+22.4%
Gross Operating Income	**514**	**329**	**+56.2%**	**427**	**+20.4%**	**1,990**	**1,207**	**+64.9%**
Provisions	-16	-1	n.s.	0	n.s.	-16	-1	n.s.
Operating Income	**498**	**328**	**+51.8%**	**427**	**+16.6%**	**1,974**	**1,206**	**+63.7%**
Non Operating Items	12	13	-7.7%	4	n.s.	54	45	+20.0%
Pre-Tax Income	**510**	**341**	**+49.6%**	**431**	**+18.3%**	**2,028**	**1,251**	**+62.1%**
Cost / Income						62.3%	69.0%	-6.7 pt
Allocated Equity (Ebn)						3.6	3.2	+9.8%
Pre-Tax ROE						57%	39%	+18 pt

- An excellent quarter for all the business lines
  - *4Q06 revenue*: €1,224mn, +24.0%/4Q05, +6.8%/3Q06
  - 4Q06 pre-tax income: €510mn, +49.6%/4Q05
- Fixed Income: 2nd best quarter after 1Q06
  - Credit derivatives: double customer revenues/4Q05
  - Interest rate and FX derivatives: sharp growth in business volumes with customers in Asia
  - Substantial revenues from primary bond and structured issues
- Equity Derivatives: excellent performance in all regions world-wide.
  - Sustained customer business across all product lines
  - Fast-paced growth in customer business in the United States, well positioned in fast-growing Asian markets
- Corporate Finance: position as # 1 in France and # 8 in Europe confirmed
  - Major M&A activity in Europe
  - Sharp rise in Equity Capital Markets in Europe as well as in Asia (4 IPOs in China/HK during the quarter)

FINANCING BUSINESSES

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**680**	**613**	**+10.9%**	**615**	**+10.6%**	**2,585**	**2,532**	**+2.1%**
Operating Expenses and Dep.	-294	-268	+9.7%	-277	+6.1%	-1,113	-1,028	+8.3%
Gross Operating Income	**386**	**345**	**+11.9%**	**338**	**+14.2%**	**1,472**	**1,504**	**-2.1%**
Provisions	46	-15	n.s.	82	n.s.	269	131	n.s.
Operating Income	**432**	**330**	**+30.9%**	**420**	**+2.9%**	**1,741**	**1,635**	**+6.5%**
Non Operating Items	-13	0	n.s.	1	n.s.	-12	4	n.s.
Pre-Tax Income	**419**	**330**	**+27.0%**	**421**	**-0.5%**	**1,729**	**1,639**	**+5.5%**
Cost / Income						43.1%	40.6%	+2.5 pt
Allocated Equity (Ebn)						5.9	5.8	+0.6%
Pre-Tax ROE						30%	28%	+2 pt

- Sustained growth throughout the quarter
  - 4Q06 revenues: €680mn, +10.9%/4Q05, + *10.6%/3Q06*
  - Pre-tax: €419mn, +27.0%/4Q05
- Structured Finance
  - The year's best quarter in terms of revenues, especially in Europe
- Energy and Commodities Finance: major revenue growth
  - Strong business volumes in structured commodities, asset and infrastructure finance
  - Negative effect of drop in oil prices on oil trade finance revenues
- Risk weighted assets down over the year (-3.4%)
  - Significant rise in gross risk weighted assets offset by the rise in protection bought
- Pre-Tax ROE: 30% (+ 2 pts)


Average Risk Weighted Assets
+11%
5.7
20.2
-3.4%
95.8
92.5
in €bn
2005
2006
Protection bought
Average net weighted assets

CIB: A European Leader With Global Franchises

- Equity, Interest Rate, FX and Credit Derivatives
  - Equity Derivatives House of the Year - Risk Awards 2007 (Risk Magazine, Jan. 07)
  - Bank of the Year for Interest Rate Derivatives (The Banker, Oct. 06)
  - Global Structured Products House of the Year (Euromoney, July 06)
  - Innovation of the year, Americas: arranger of HP's share buyback programme (Structured Products, April 06)
- Energy, Commodities, Export and Project Finance
  - Best Project Finance Arranger (Project Finance Magazine, Aug. 06)
  - #2 Top Arrangers of Global Trade Finance Loans (including aircraft and shipping finance) (Dealogic – Full year 2006)
  - Excellence in Renewable Energy award (Energy Business, Dec. 06)
  - Aircraft Finance Innovator of the Year (Jane's Transport Finance, Nov. 06)


The Banker Investment Banking Awards
EUROMONEY
Products
dealogic
Business

CIB: A Powerful Presence in Asia


Beijing
Tokyo
Seoul
Osaka
Taipei
New Delhi
Shanghai
Mumbai
Hanoi
Hong Kong
Bangkok
Manilla
Ho Chi Minh City
Kuala Lumpur
Singapore
Jakarta
Sydney
Melbourne
Structured Finance
Energy & Commodities
Fixed Income
EQD
Corporate Finance

- Major presence in the main countries
  - 3,300 employees, 23% of CIB's workforce
- Leader in Derivatives
  - Best Credit Derivatives Provider Asia (Global Finance, Sept 06)
  - Rising Star Derivatives House (The Asset Asian Derivatives and Structured Products Awards 2006)
  - #1 in exotic rate derivatives in all Asian currencies (AsiaRisk, April 06)
  - #3 interest rate and FX directives in euros, *dollars and* yens (Asia Money, April 06)
- Leader in Energy, Commodities & Project Finance
  - #1 Mandated Arrangers of Asia Pacifc Trade Finance Loans (2006, Dealogic)
- Recognised Presence in Corporate Finance
  - Best Mid-Cap Equity House of the Year (The Asset, Dec. 06) for the 4th year in a row
  - Best M&A Deal of the Year - Cathay Pacific Acquisition of Dragonair (Finance Asia, June 06)


AsiaRisk
2006 ASIAMONEY POLLS
THE Asset
FinanceAsia
dealogic

CIB 2007 : PRIORITIES AND CHALLENGES

- **Grow strategic franchises**
  - Maintain leadership in derivative product innovation
  - Expand flow business in derivatives (Equity, Fixed Income)
  - Capitalise on our positions in specialised financing
  - Grow the customer base (financial institutions, mid caps, etc.)

- **Invest in emerging markets**
  - Step up organic growth in China, India, Russia and in the Gulf

- **Reinforce synergies with the other business lines**
  - Accelerate the expansion the Italian franchise
  - Grow cross-selling with the Group's retail banking networks (IRFS, FRB)

- **Optimise capital usage**
  - Continue to focus on higher added value businesses
  - Maintain selectivity at origination
  - Actively manage the loan portfolio

A strong and profitable growth potential
Investor Day on June 20th 2007

BNL

Results under comparable method*			
in millions of euros	4Q06	4Q05	4Q06 / 4Q05
Revenues	**817**	**746**	**+9.5%**
Operating Expenses and Dep.	-527	-526	+0.2%
Gross Operating Income	**290**	**220**	**+31.8%**
Provisions	-94	-35	n.s.
Operating Income	**196**	**185**	**+5.9%**
Non Operating Items	13	17	-23.5%
Pre-Tax Income	**209**	**202**	**+3.5%**
Cost / Income	64.5%	70.5%	-6.0 pt

Contribution** to BNP Paribas Group	
in millions of euros	4Q06
Revenues	778
Operating Expenses and Dep.	-526
Gross Operating Income	252
Provisions	-92
Operating Income	160
Non Operating Items	17
Pre-Tax Income	177
Cost / Income	67.6%
Allocated Equity (Ebn)	4.2
Pre-Tax ROE	17.0%

*Restated according to BNP Paribas aggregates, excluding restructuring costs and the effect of harmonisation effects with Group accounting standards

**including allocated equity and compliance with group standards

- Revenues: +9.5%/4Q05
  - +5.2% excluding capital gains from asset disposals
- Operating expenses and depreciation: +0.2%/4Q05
  - Realisation of expected cost synergies: €23mn in 4Q06, after €15mn in 3Q06
- Cost of risk: in line with previous quarters in 2006
  - One-off write-backs in 4Q05 (+€27mn)

BUSINESS TRENDS

o Individual Customers



Loans Outstandings
BNL SpA
20.9
+9.3%
22.8
4.6
4.4
16.3
18.4
Other Loans
Mortgages
In €bn
2005
2006



Deposits Outstandings
BNL SpA
+2.1%
26.4
26.9
In €bn
2005
2006

o Corporate Customers



Loans Oustandings
BNL SpA
+5.4%
28.7
30.2
In €bn
2005
2006



Deposits Outstandings
BNL SpA
+5.2%
21.7
22.8
In €bn
2005
2006

RECLASSIFICATION

BNL 4Q06	As published in Italy	Group Contribution
Revenues	796	778
Operating Exp. and Dep.	(967)	(526)
Gross Operating Income	(171)	252
Provisions	(158)	(92)
Operating Income	(329)	160
Pre-Tax Income	(316)	177

in €mn

Reclassifications | Purchase Accounting

1. -€23mn: fees transferred from operating expenses to revenues
2. (-€44mn): provisions for credit related litigations transferred from costs to cost of risk
3. -€35mn: contribution does not take into account the results on BNL's AFS revaluated on purchase accounting at the time of the acquisition
4. (-€425mn): one-off costs in BNL's published accounts corresponding to BNP Paribas' balance sheet adjustments and restructuring costs
5. (-€100mn): one-off provisions in BNL's published accounts corresponding to BNP Paribas' balance sheet adjustments

BNL BANCA COMMERCIALE: REVITALISING THE BNL FRANCHISE

- New organisation in place in the Retail & Private and Corporate divisions
- New territorial organisation brought down to 5 regions
  - Pilot project under way in the Northeast region (completion expected by end of March)
- Renovated Retail & Private product offering
  - Success of a second life-insurance product (over €1bn collected in Jan./Feb.)
  - Launch of new "Conto Revolution"
- Initial cross-selling to businesses
  - New customer contacts with the Italian desks opened in Paris, Lyon and Tunis and with the French desks in Rome and Milan
  - First international cash management mandates
  - Developed structured transactions for local authorities

BUSINESS LINES: BNP PARIBAS' KNOW-HOW BROUGHT TO BNL'S CUSTOMERS

- CIB
  - BNP Paribas-BNL CIB fully operational with 225 professionals
  - Training of BNL bc customer relationship managers on CIB products underway
  - Joint client visits with BNL bc under way
- IRFS
  - Leasing: tying up of the organisations to create a leader in Italy under way
  - Distribution agreements signed between Arval and the Corporate Division, and between UCB and the Retail & Private Division
  - Italian desk operational in Tunisia and being opened in Turkey
- AMS
  - Promising success of the two new structured products (4WD, Target Return)
  - BNL Vita / UNIPOL agreement signed to distribute life-insurance products
  - BNL – BNP Paribas Private Bank launched: new asset management services offered

SYNERGIES


Synergies expected in 2007
in €mn
79
-60
100
119
Gross Revenues Synergies
Marginal Costs
Cost Synergies
Total Synergies

- Restructuring costs in 4Q06: €141mn booked at the Group level
- Implementation of the HR plan signed in Nov. 2006 by BNL SpA
  - First employees leaving as part of the early retirement plan at the end of March
- Project management and synergies tracking tool in place
  - Managers fully accountable for business and financial targets
- Synergies expected in 2007: €119mn

BNP PARIBAS CAPITAL

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**53**	**-39**	**n.s.**	**53**	**+0.0%**	**287**	**384**	**-25.3%**
Operating Expenses and Dep.	-4	-7	-42.9%	-2	n.s.	-12	-23	-47.8%
Gross Operating Income	**49**	**-46**	**n.s.**	**51**	**-3.9%**	**275**	**361**	**-23.8%**
Provisions	1	-1	n.s.	-2	n.s.	3	-3	n.s.
Operating Income	**50**	**-47**	**n.s.**	**49**	**+2.0%**	**278**	**358**	**-22.3%**
Non Operating Items	24	76	n.s.	93	n.s.	153	186	-17.7%
Pre-Tax Income	**74**	**29**	**n.s.**	**142**	**-47.9%**	**431**	**544**	**-20.8%**
Allocated Equity (Ebn)						1.0	1.1	-9.1%

KLEPIERRE

In millions of euros	1Q06	2Q06	3Q06	4Q06	2006
Revenues	**75**	**76**	**67**	**125**	**343**
Operating Expenses and Dep.	-23	-23	-21	-27	-94
Gross Operating Income	**52**	**53**	**46**	**98**	**249**
Provisions	0	0	0	-3	-3
Operating Income	**52**	**53**	**46**	**95**	**246**
Non Operating Items	0	0	0	1	1
Pre-Tax Income	**52**	**53**	**46**	**96**	**247**
Cost / Income	30.7%	30.3%	31.3%	21.6%	27.4%
Allocated Equity (Ebn)					1.1
Pre-Tax ROE					23%

- Given Klépierre significant growth and the growing share of its contribution to the Group's results, from now on its results will be reported half yearly in accordance with its financial reporting practices, as a listed company.

FINANCIAL STRUCTURE

A SOLID FINANCIAL STRUCTURE

In billions of euros	31-Dec-06	31-Dec-05
Shareholders' equity Group share, not re-evaluated (a)	**37.2**	**30.7**
Valuation Reserve	**5.0**	**5.5**
(of which BNP Paribas Capital)	(2.2)	(1.6)
Total Capital ratio	**10.5%**	**11.0%**
Tier One Ratio (b)	**7.4%**	**7.6%**

(a) Excluding undated participating subordinated notes and after estimated distribution.
(b) on estimated risk weighted assets respectively of E465.2 bn as at 31.12.06 and E377.7bn as at 31.12.05.

Return on Equity	**21.2%**	**20.2%**

NUMBER OF SHARES

in millions	**2006**	**2005**
Number of Shares (end of period)	930.5	838.2
Number of Shares excluding Treasury Shares (end of period)	905.3	835.7 *
Average number of Shares outstanding excluding Treasury Shares	893.8	836.0 *

* *Restated for the impact of the rights issue realised in March 2006.*

EARNINGS PER SHARE

In euros	**2006**	**2005**
Earnings Per Share (EPS)	8.03	6.96 *
Diluted Earning Per Share (Diluted EPS)	7.95	6.90 *

* *Restated for the impact of the rights issue realised in March 2006.*

BOOK VALUE PER SHARE

In euros	**31/12/2006**	**31/12/2005**
Book value per share	**49.8**	**45.8 ***
of which shareholders' equity not re-evaluated	*44.2*	*39.3 **

* *Restated for the impact of the rights issue realised in March 2006.*

COVERAGE RATE

In billions of euros	31-Dec-06	31-Dec-05
Doubtful loans and commitments	**15.7**	**12.7**
Provisions	**13.9**	**11.1**
Coverage ratio	**89%**	**87%**

RATINGS

S&P	**AA**	**Positive outlook**	**Outlook upgraded on November 15, 2006**
Moody's	**Aa2**	Stable outlook	Reaffirmed on February 7, 2006
Fitch	**AA**	Stable outlook	Reaffirmed on May 15, 2006

RISKS

REMAIN VIGILANT IN RISK MANAGEMENT

- A prudent risk policy and stringent monitoring procedures
  - Limited real estate risks both in Europe and in the United States
  - Active syndication of corporate loans, in particular LBOs
  - Moderate exposure to market risks and counterparty risks largely collateralised
  - BNL incorporated in the Group's risk management procedures

COST OF RISK *(Net provisions / RWA)*



FRB
23 26 32 39 25 18
2001 2002 2003 2004 2005 2006
BancWest
61 38 30 16 10 15
2001 2002 2003 2004 2005 2006
Cetelem
213 209 194 217 209 197
2001 2002 2003 2004 2005 2006*
CIB
51 62 62 7 -9 -17
2001 2002 2003 2004 2005 2006
* Excl exceptional items

VAR (1 DAY – 99%) BY TYPE OF RISK



Total
23 38 22 22 25 28 27 19 19 36 25 28 16 19 21 20
Commodities
Change and others
Equities
Interest Rate
Credit
Netting
Average Quarterly VaR
In millions of euros
31.03.03 30.06.03 30.09.03 31.12.03 31.03.04 30.06.04 30.09.04 31.12.04 31.03.05 30.06.05 30.09.05 31.12.05 31.03.06 30.06.06 30.09.06 31.12.06

Introduced credit risk in 4Q03, which was previously included and offset in interest rate risks

(Diagram: data from the last market trading date of the period)

BREAK-DOWN OF COMMITMENTS BY REGION

Gross outstandings + off balance sheet commitments, unweighted = €715 bn as at 31.12.06



North America (excl. BancWest) 13%
BancWest 6%
Latin America 3%
Africa & Middle East 3%
Asia-Pacific (excl. Japan) 4%
Japan 1%
Other European countries 5%
France 36%
Italy 15%
European Economic Area (excluding Italy) 14%

BREAK-DOWN OF COMMITMENTS BY INDUSTRY

Gross outstandings + off balance sheet commitments, unweighted = €715 bn as at 31.12.06

Automotive 1%
Insurance 3%
Building and Public Works 3%
Chemicals excluding Pharmaceuticals 2%
Wholesale & BulkTrade 7%
Retailers 2%
Agriculture, Food, Tobacco 3%
Energy excluding Electricity 4%
Utilities (Electricity, Gas, Water, etc) 3%
Household goods 1%
Healthcare & Pharmateucicals 1%
Sovereign, Public Administrations and Finance 19%
Media & Cultural Services 1%
Real Estate 3%
Hotels, Tourism, Leisure 1%
Equipment excluding IT 3%
Transport & Logistics 3%
Communications Services 1%
Private individuals 29%
Metals & Ores 3%
Information Technologies 2%
Utilities 1%
Business Services 4%

CAPITAL MANAGEMENT

2005-2006

- Pay out ratio raised in two years from 37.9% to 40.3%
- Only 60% of BNL acquisition financed by the rights issue
- Organic growth and other acquisitions financed through own cashflow
- Tier 1 ratio stable over two years: 7.4% as at 31 December 2006



Capital Uses and Resources: 2005 + 2006 (in billions of €)
Other
BNL acquisition
Other acquisitions
Organic growth
Dividends
Net share buybacks
0.5
8.9
3.0
3.9
5.0
0.8
Uses
5.4
3.7
13.0
Ressources
Capital increase
Hybrid share issues
Net income group share

2007

- Priority given to organic growth and BNL integration
- Continue the disciplined and targeted acquisition strategy
  - Maintain stringent valuation criteria
  - Geographic and business priorities unchanged

PREPARING FOR THE SWITCH TO BASEL 2

- A positive impact of Pillar 1 for all the core businesses despite inclusion of operational risks
  - Substantial reduction in capital requirements for mortgages
  - Consumer lending mostly prime, hence will also benefit from Basel 2
  - Good quality corporate lending and significant reduction in capital requirements for counterparty risk
  - A more favourable method for AMS (due to the Securities Services business)
- Well-positioned for Pillar 2
  - Major regional and industry diversification
  - An internal economic capital model covering all risks
- A limited Tier 1 ratio gain in 2008 due to the transition period
  - A floor at 90% of Basel 1 risk weighted assets in 2008
  - New equity deduction rules that will attenuate the increase of the Tier 1 ratio

QUARTERLY SERIES

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
GROUP								
Revenues	**5,603**	**5,171**	**5,458**	**5,622**	**6,817**	**7,245**	**6,829**	**7,052**
Operating Expenses and Dep.	-3,143	-3,195	-3,362	-3,669	-3,862	-4,288	-4,261	-4,654
Gross Operating Income	**2,460**	**1,976**	**2,096**	**1,953**	**2,955**	**2,957**	**2,568**	**2,398**
Provisions	-103	-109	-105	-293	-116	-121	-264	-282
Operating Income	**2,357**	**1,867**	**1,991**	**1,660**	**2,839**	**2,836**	**2,304**	**2,116**
Associated Companies	73	103	84	92	62	59	118	54
Other Non Operating Items	13	103	9	72	35	-2	4	145
Pre-Tax Income	**2,443**	**2,073**	**2,084**	**1,824**	**2,936**	**2,893**	**2,426**	**2,315**
Tax Expense	-619	-533	-628	-358	-806	-837	-638	-481
Minority Interests	-104	-84	-115	-131	-117	-155	-113	-115
Net Income, Group Share	**1,720**	**1,456**	**1,341**	**1,335**	**2,013**	**1,901**	**1,675**	**1,719**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
FRENCH RETAIL BANKING (including 100% of Private Banking in France)								
Revenues	**1,350**	**1,348**	**1,367**	**1,386**	**1,504**	**1,499**	**1,439**	**1,408**
Incl. Commissions	*565*	*562*	*557*	*578*	*638*	*623*	*592*	*617*
Incl. Interest Margin	*785*	*786*	*810*	*808*	*866*	*876*	*847*	*791*
Operating Expenses and Dep.	-895	-902	-932	-970	-927	-940	-972	-972
Gross Operating Income	**455**	**446**	**435**	**416**	**577**	**559**	**467**	**436**
Provisions	-44	-42	-40	-68	-31	-31	-35	-56
Operating Income	**411**	**404**	**395**	**348**	**546**	**528**	**432**	**380**
Non Operating Items	0	0	0	0	0	0	0	1
Pre-Tax Income	**411**	**404**	**395**	**348**	**546**	**528**	**432**	**381**
Income Attributable to AMS	-22	-22	-23	-21	-35	-30	-24	-28
Pre-Tax Income of French Retail Bkg	**389**	**382**	**372**	**327**	**511**	**498**	**408**	**353**
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)								
Revenues	**1,305**	**1,302**	**1,322**	**1,341**	**1,444**	**1,444**	**1,390**	**1,355**
Operating Expenses and Dep.	-872	-878	-909	-946	-902	-915	-947	-947
Gross Operating Income	**433**	**424**	**413**	**395**	**542**	**529**	**443**	**408**
Provisions	-44	-42	-41	-68	-31	-31	-35	-56
Operating Income	**389**	**382**	**372**	**327**	**511**	**498**	**408**	**352**
Non Operating Items	0	0	0	0	0	0	0	1
Pre-Tax Income	**389**	**382**	**372**	**327**	**511**	**498**	**408**	**353**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES								
Revenues	**1,351**	**1,427**	**1,486**	**1,704**	**1,766**	**1,795**	**1,856**	**1,879**
Operating Expenses and Dep.	-760	-789	-803	-1,033	-996	-1,005	-1,044	-1,128
Gross Operating Income	**591**	**638**	**683**	**671**	**770**	**790**	**812**	**751**
Provisions	-133	-117	-126	-183	-153	-172	-221	-162
Operating Income	**458**	**521**	**557**	**488**	**617**	**618**	**591**	**589**
Associated Companies	26	37	33	16	20	23	20	-9
Other Items	2	3	23	11	38	0	4	3
Pre-Tax Income	**486**	**561**	**613**	**515**	**675**	**641**	**615**	**583**
BANCWEST								
Revenues	**418**	**454**	**480**	**525**	**577**	**549**	**531**	**534**
Operating Expenses and Dep.	-212	-214	-229	-299	-293	-274	-270	-267
Gross Operating Income	**206**	**240**	**251**	**226**	**284**	**275**	**261**	**267**
Provisions	-11	-4	-9	-8	-9	-12	-17	-20
Operating Income	**195**	**236**	**242**	**218**	**275**	**263**	**244**	**247**
Non Operating Items	0	0	0	0	0	0	0	1
Pre-Tax Income	**195**	**236**	**242**	**218**	**275**	**263**	**244**	**248**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
CETELEM								
Revenues	**451**	**452**	**475**	**637**	**639**	**680**	**675**	**690**
Operating Expenses and Dep.	-237	-243	-246	-372	-353	-375	-360	-430
Gross Operating Income	**214**	**209**	**229**	**265**	**286**	**305**	**315**	**260**
Provisions	-106	-96	-113	-138	-131	-150	-138	-101
Operating Income	**108**	**113**	**116**	**127**	**155**	**155**	**177**	**159**
Associated Companies	24	36	32	16	18	19	14	1
Other Items	0	1	22	7	37	-1	1	-1
Pre-Tax Income	**132**	**150**	**170**	**150**	**210**	**173**	**192**	**159**
EMERGING MARKETS								
Revenues	**163**	**191**	**200**	**212**	**209**	**221**	**302**	**305**
Operating Expenses and Dep.	-112	-126	-128	-137	-138	-143	-198	-204
Gross Operating Income	**51**	**65**	**72**	**75**	**71**	**78**	**104**	**101**
Provisions	-4	-2	10	-20	-3	-10	-51	-22
Operating Income	**47**	**63**	**82**	**55**	**68**	**68**	**53**	**79**
Non Operating Items	0	0	0	2	0	3	7	1
Pre-Tax Income	**47**	**63**	**82**	**57**	**68**	**71**	**60**	**80**
ARVAL, BNP Paribas Lease Group, UCB								
Revenues	**319**	**330**	**331**	**330**	**341**	**345**	**348**	**350**
Operating Expenses and Dep.	-199	-206	-200	-225	-212	-213	-216	-227
Gross Operating Income	**120**	**124**	**131**	**105**	**129**	**132**	**132**	**123**
Provisions	-12	-15	-14	-17	-10	0	-15	-19
Operating Income	**108**	**109**	**117**	**88**	**119**	**132**	**117**	**104**
Associated Companies	2	1	1	0	2	1	1	-9
Other Items	2	2	1	2	1	1	1	1
Pre-Tax Income	**112**	**112**	**119**	**90**	**122**	**134**	**119**	**96**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
BNL								
Revenues						**757**	**759**	**778**
Operating Expenses and Dep.						-470	-480	-526
Gross Operating Income						**287**	**279**	**252**
Provisions						-64	-84	-92
Operating Income						**223**	**195**	**160**
Associated Companies						9	1	9
Other Items						-18	1	8
Pre-Tax Income						**214**	**197**	**177**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
ASSET MANAGEMENT AND SERVICES								
Revenues	**813**	**882**	**870**	**987**	**1,039**	**1,105**	**1,064**	**1,142**
Operating Expenses and Dep.	-536	-556	-582	-657	-642	-670	-694	-757
Gross Operating Income	**277**	**326**	**288**	**330**	**397**	**435**	**370**	**385**
Provisions	-3	-4	-1	0	7	0	-6	-3
Operating Income	**274**	**322**	**287**	**330**	**404**	**435**	**364**	**382**
Associated Companies	0	0	0	1	-1	0	-3	19
Other Items	1	53	-2	0	-2	1	0	-3
Pre-Tax Income	**275**	**375**	**285**	**331**	**401**	**436**	**361**	**398**
WEALTH AND ASSET MANAGEMENT								
Revenues	**409**	**442**	**453**	**506**	**520**	**542**	**517**	**595**
Operating Expenses and Dep.	-292	-301	-314	-363	-347	-349	-353	-416
Gross Operating Income	**117**	**141**	**139**	**143**	**173**	**193**	**164**	**179**
Provisions	0	0	0	0	2	-1	-1	-1
Operating Income	**117**	**141**	**139**	**143**	**175**	**192**	**163**	**178**
Associated Companies	0	0	0	1	-1	0	-3	13
Other Items	1	1	-1	-1	1	1	0	-4
Pre-Tax Income	**118**	**142**	**138**	**143**	**175**	**193**	**160**	**187**
INSURANCE								
Revenues	**237**	**250**	**237**	**293**	**310**	**323**	**318**	**326**
Operating Expenses and Dep.	-111	-114	-121	-135	-140	-147	-156	-156
Gross Operating Income	**126**	**136**	**116**	**158**	**170**	**176**	**162**	**170**
Provisions	-3	-4	-1	0	5	1	-5	-2
Operating Income	**123**	**132**	**115**	**158**	**175**	**177**	**157**	**168**
Associated Companies	0	0	0	0	0	0	0	6
Other Items	0	52	-1	1	-3	-1	0	1
Pre-Tax Income	**123**	**184**	**114**	**159**	**172**	**176**	**157**	**175**
SECURITIES SERVICES								
Revenues	**167**	**190**	**180**	**188**	**209**	**240**	**229**	**221**
Operating Expenses and Dep.	-133	-141	-147	-159	-155	-174	-185	-185
Gross Operating Income	**34**	**49**	**33**	**29**	**54**	**66**	**44**	**36**
Provisions	0	0	0	0	0	0	0	0
Operating Income	**34**	**49**	**33**	**29**	**54**	**66**	**44**	**36**
Non Operating Items	0	0	0	0	0	1	0	0
Pre-Tax Income	**34**	**49**	**33**	**29**	**54**	**67**	**44**	**36**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
CORPORATE AND INVESTMENT BANKING								
Revenues	**1,566**	**1,568**	**1,688**	**1,600**	**2,282**	**1,912**	**1,761**	**1,904**
Operating Expenses and Dep.	-913	-904	-968	-926	-1244	-1,153	-996	-1,004
Gross Operating Income	**653**	**664**	**720**	**674**	**1,038**	**759**	**765**	**900**
Provisions	47	50	49	-16	18	123	82	30
Operating Income	**700**	**714**	**769**	**658**	**1,056**	**882**	**847**	**930**
Associated Companies	2	-1	1	1	1	1	1	7
Other Items	14	26	-6	12	7	29	4	-8
Pre-Tax Income	**716**	**739**	**764**	**671**	**1064**	**912**	**852**	**929**
ADVISORY AND CAPITAL MARKETS								
Revenues	**979**	**869**	**1,055**	**987**	**1,623**	**1,281**	**1,146**	**1,224**
Operating Expenses and Dep.	-674	-645	-706	-658	-974	-881	-719	-710
Gross Operating Income	**305**	**224**	**349**	**329**	**649**	**400**	**427**	**514**
Provisions	0	0	0	-1	0	0	0	-16
Operating Income	**305**	**224**	**349**	**328**	**649**	**400**	**427**	**498**
Associated Companies	2	-1	1	1	1	1	1	7
Other Items	14	21	-5	12	7	29	3	5
Pre-Tax Income	**321**	**244**	**345**	**341**	**657**	**430**	**431**	**510**
FINANCING BUSINESSES								
Revenues	**587**	**699**	**633**	**613**	**659**	**631**	**615**	**680**
Operating Expenses and Dep.	-239	-259	-262	-268	-270	-272	-277	-294
Gross Operating Income	**348**	**440**	**371**	**345**	**389**	**359**	**338**	**386**
Provisions	47	50	49	-15	18	123	82	46
Operating Income	**395**	**490**	**420**	**330**	**407**	**482**	**420**	**432**
Non Operating Items	0	5	-1	0	0	0	1	-13
Pre-Tax Income	**395**	**495**	**419**	**330**	**407**	**482**	**421**	**419**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
BNP PARIBAS CAPITAL								
Revenues	**357**	**24**	**42**	**-39**	**98**	**83**	**53**	**53**
Operating Expenses and Dep.	-6	-5	-5	-7	-4	-2	-2	-4
Gross Operating Income	**351**	**19**	**37**	**-46**	**94**	**81**	**51**	**49**
Provisions	0	-1	-1	-1	5	-1	-2	1
Operating Income	**351**	**18**	**36**	**-47**	**99**	**80**	**49**	**50**
Associated Companies	19	2	30	76	27	9	93	24
Other Items	7	51	1	0	0	0	0	0
Pre-Tax Income	**377**	**71**	**67**	**29**	**126**	**89**	**142**	**74**
OTHER ACTIVITIES (EXCLUDING BNP PARIBAS CAPITAL)								
Revenues	**211**	**-32**	**50**	**29**	**188**	**149**	**-54**	**-59**
Operating Expenses and Dep.	-56	-63	-95	-100	-74	-73	-98	-288
Gross Operating Income	**155**	**-95**	**-45**	**-71**	**114**	**76**	**-152**	**-347**
Provisions	30	5	15	-25	38	24	2	0
Operating Income	**185**	**-90**	**-30**	**-96**	**152**	**100**	**-150**	**-347**
Non Operating Items	15	35	13	47	7	3	1	148
Pre-Tax Income	**200**	**-55**	**-17**	**-49**	**159**	**103**	**-149**	**-199**

CONTENTS

Investor Relations & Financial Information

Véronique Ormezzano +33 (1) 40 14 63 58
Béatrice Bélorgey +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax: +33 (1) 42 98 21 22

E-mail: investor.relations@bnpparibas.com

IR Web Site: http://invest.bnpparibas.com


BNP PARIBAS


BNP PARIBAS

RESULTS AS AT 31 DECEMBER 2006



15 February 2007


BNP PARIBAS

BNP Paribas

Results as at 31 December 2006

London

15 February 2007


BNP PARIBAS

Disclaimer

This presentation includes forward-looking statements based on current beliefs and expectations about future events. Forward-looking statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance and synergies. Forward-looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, developments of BNP Paribas and its subsidiaries, banking industry trends, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward-looking statements. Any forward-looking statement contained in this presentation speaks as of the date of this presentation: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements in light of new information or future events.

The information contained in this presentation as it relates to parties other than BNP Paribas or derived from external sources has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this presentation or its contents or otherwise arising in connection with this presentation or any other information or material discussed.


BNP PARIBAS

Overview

Group Results


BNP PARIBAS

BNP Paribas: 4Q06

● Revenues	€7.1bn	+25.4%
● Gross Operating Income	€2.4bn	+22.8%
● Operating Income	€2.1bn	+27.5%
● Net Income Groupe Share	€1,719mn	+28.8%

Continued powerful and profitable growth drive


BNP PARIBAS

BNP Paribas: 4Q06

In millions of euros	4Q06	4Q06 / 4Q05	At constant scope and exchange rates 4Q06 / 4Q05
Revenues	7,052	+25.4%	+11.3%
Operating Expenses and Dep.	-4,654 *	+26.8% *	+8.2%
Gross Operating Income	2,398	+22.8%	+16.9%
Provisions	-282	-3.8%	-40.9%
Operating Income	2,116	+27.5%	+26.8%
Pre-Tax Income	2,315	+26.9%	
Net Income, Group Share	1,719	+28.8%	

* +23.0% excluding restructuring costs of BNL (€141 mn)

- Substantial organic growth: Revenue : +11.3% at constant scope and exchange rates
  - Revenues: +25.4% with the scope effect (primarily BNL)
- Operating expenses & depreciation: +8.2% at constant scope and exchange rates
  - +23.0%/4Q05, with the scope effect, excluding the impact of BNL's restructuring costs (€141mn)
- Very substantial growth in Gross Operating Income: +16.9% at constant scope and exchange rates
  - +30.0% with the scope effect, excluding the impact of BNL's restructuring costs
- Lower cost of risk despite a €114mn scope effect (including BNL €92mn)
- Operating income up 27%



BNP Paribas: 2006

- Substantial growth throughout the year

Revenues	€27.9bn	+27.9%	+13.5%*
Operating expenses	-€17.1bn	+27.6%	+11.1%*
Gross operating income	€10.9bn	+28.2%	+17.2%*

- Sharp rise in profitability

Net income group share	€7,308mn	+24.9%
ROE after tax	21.2%	+1 pt

- Employee Profit-Sharing** +23.9%

Earnings per share 8.03 euros (+15.4%)
Dividend per share 3.10* euros (+19.2%)**

** At constant scope and exchange rates ** Group agreements applicable in France *** subject to shareholder approval*


BNP PARIBAS

BNP Paribas: 2006

Accelerated growth


Revenues
in €bn
EU-IFRS
19.2
21.9
27.9
+14.1%
+27.9%
2004
2005
2006

Powerful organic growth drive


Organic revenue growth
10.0%
13.5%
2005/2004
2006/2005

Developing a second home market


BNL
Gruppo BNP PARIBAS



BNP Paribas: Geographic Breakdown of Revenues



Annual Revenues
€21.9bn
45%
55%
2005
€27.9bn
52%
48%
2006
France
Outside France
Revenues 4Q06
Asia, Pacific 3%
Latin America 1%
Emerging Europe 3%
Africa Middle East 3%
10%
North America 14%
57%
Other Europe 18%
Italy 15%
France 43%

Further internationalisation


BNP PARIBAS

BNP Paribas
Major Growth Dynamic (1/2)

- Revenues growth in all the business lines in 2006


Revenues
in €mn
5,438
5,671
+4.3%*
FRB**
5,968
7,296
+22.3%
IRFS
3,552
4,350
+22.5%
AMS
6,422
7,859
+22.4%
CIB
2006
2005

  - FRB: good drive to win new customers
  - IRFS: full effect of accelerated international growth
  - AMS: major organic growth
  - CIB: very strong growth compared to an already high 2005
- BNL's contribution : €2,294mn in revenues for nine months in 2006

Powerful growth engines

*Excluding PEL/CEL effects; +7.3% including PEL/CEL effects

**Including 100% of Private Banking in France



BNP Paribas
Major Growth Dynamic (2/2)

- Good evolution of the cost/income ratios of the core businesses
  - Given the sustained business development investments



Cost / Income ratio
in %
68.0
67.2
FRB (excl. PEL/CEL effects)
65.6
64.3
BNL (for 9 months excl. restructuring costs)
63.5
AMS
57.8
57.2
IRFS
56.7
55.9
CIB
2005
2006

- Stable cost/income ratio for the Group (61.1% compared to 61.2% in 2005)
  - Impact of the acquisition of BNL and of the corresponding restructuring costs

A growth drive under control


BNP PARIBAS

BNP Paribas

Results as at 31 December 2006

Core Businesses Results


BNP PARIBAS

French Retail Banking: 4Q06

In millions of euros	4Q06	4Q06 / 4Q05
Revenues	**1,408**	**+1.6%**
Incl. Interest Margin	*791*	*-2.1%*
Incl. Commissions	*617*	*+6.7%*
Operating Expenses and Dep.	-972	+0.2%
Gross Operating Income	**436**	**+4.8%**
Provisions	-56	-17.6%
Pre-Tax Income	**381**	**+9.5%**
Income Attributable to AMS	-28	+33.3%
Pre-Tax Income of French Retail Bkg	**353**	**+8.0%**

Including 100 % of French Retail Banking for revenues to pre-tax income line items

- Net interest margin down due to the impact of the rise in regulated interest rates and the flattening of the yield curve as a result of higher short-term rates
  - Negligible PEL/CEL effects in 4Q06 (see appendix p59)
- Good fee performance related to the volume of business
  - Fees on investment funds and transactions : +15.0% despite a high benchmark in 4Q05
  - Other banking service fees: +2.6%/4Q05 in line with volume growth given moderate pricing
- Operating expenses and depreciation: +0.2%/4Q05 (positive base effect)
- Cost of risk down again : 26 bp* in 4Q06 compared to 33 bp in 4Q05
- Pre-tax income: +8.0%/4Q05

** Cost of risk/Average risk weighted assets*


BNP PARIBAS

French Retail Banking: 2006

	2006	2006/2005	Excl. PEL/CEL effects 2006	Excl. PEL/CEL effects 2006/2005
Revenues	€5.9 bn	+ 7.3%		+4.3%
Operating Exp. and Dep	-€3.8 bn	+ 3.0%		+3.0%
Gross Operating Income	€2.0 bn	+16.4%		+7.0%
Cost / Income	65.1%	- 2.8 pts	67.2%	-0.8 pt
Pre-Tax Income	€1.8 bn	+20.4%		+9.2%
Allocated Equity	€5.5 bn	+ 7.3%		+7.3%
Pre-Tax ROE	32%	+ 3 pts	29%	+1 pt

Including 100 % of French Retail Banking for revenues to cost/income line items and 2/3 of French Private Banking for pre-tax income to pre-tax ROE line items

- Solid revenue growth despite an environment that has become less favourable: +4.3%/ 2005 excluding PEL/CEL effects
  - Slight rise in net interest revenues: +0.8%
  - Fees +9.2%: sharp rise in business volumes (including fees from financial savings : +19.7% and fees from banking services: +3.7%)
- Cost/income ratio excluding PEL/CEL effects: 67.2% compared to 68.0% in 2005
  - Moderate growth in operating expenses and depreciation: +3.0%
- Further improvement of ROE excluding PEL/CEL effects: 29% compared to 28% in 2005

A confirmed underlying growth trend


BNP PARIBAS

FRB: Individual Customers

- Major sales and marketing drive
  - Number of deposit and cheque accounts: +170,000
  - Outstanding loans: +13.6%/4Q05, including mortgages: +14.8% and consumer loans: +6.5%
  - Gross financial savings inflows: +35.9%/4Q05
- Continued innovation strategy
  - TERCEO: confirmed success of the card which allows split instalments
  - Multiplacements Avenir: life insurance for children under the age of 18
- Enhanced customer satisfaction thanks to the multi-channel banking tool


Increase in the number of individual cheque and deposit accounts
+72,700
+97,000*
+104,000
+120,100
+128,000
+155,000
+170,000
2000
2001
2002
2003
2004
2005
2006

* plus30,000 customers transferred from the Treasury network

Sales and marketing drive based on winning, retaining and satisfying customers


BNP PARIBAS

FRB: Corporate Customers

- Sharp rise in value added business
  - Cross-selling between FRB and CIB: +40%/2005 including Corporate Finance x 2.2 and Fixed Income +58%
  - Up front fees for structured financing: +85%/2005
- Investment: strong business
  - Fees on mutual funds: +15%/2005
- Outstanding loans: selective growth
  - Investment loans: +12.4%/2005
  - Factoring: + 17.9%/2005


Revenues from cross-selling between FRB and CIB (100 reference in 2002)
100
263
425
538
750
2002
2003
2004
2005
2006

A value added development model


BNP PARIBAS

FRB 2007: Priorities and Challenges

Individual Customers
Win new customers and raise customer satisfaction

- Continue deploying new branch programme
- Continue product innovation (financial savings products, death and disability insurance, etc.)

Private Banking
Consolidate leading market position in France

- Leverage on expertise and product innovation
- Develop service offering to Ultra High Networth customers

Corporate Customers
Capitalise on the success of the business centres

- Be the main bank for growing businesses
- Step up cross-selling with all the business lines (Italian desks with BNL...)

Operational Efficiency

- Front offices: free up time for sales and marketing
- Back offices: continue streamlining and automating processes

Grow revenues by 4% in 2007 (excl. PEL/CEL effects)
Maintain a one point jaws effect between revenues and costs



International Retail Banking and Financial Services

In millions of euros	4Q06	4Q06 / 4Q05
Revenues	1,879	+10.3%
Operating Expenses and Dep.	-1,128	+9.2%
Gross Operating Income	751	+11.9%
Provisions	-162	-11.5%
Operating Income	589	+20.7%
Non Operating Items	-6	n.s.
Pre-Tax Income	583	+13.2%

	2006	2006/2005	2006/2005*
Revenues	€7.3bn	+ 22.3%	+ 6.1%
Operating Exp. and Dep.	- €4.2bn	+ 23.3%	+ 7.4%
Pre-Tax Income	€2.5bn	+15.6%	+ 6.6%
Cost / Income	57.2%	+ 0.5 pt	+ 0.7 pt
Allocated Equity	€7.1bn	+ 22.4%	
Pre-Tax ROE	36 %	- 2 pts	

** At constant scope and exchange rates*

- Good quarterly (+13.2%) and annual (+15.6%) pre-tax income growth
- Differentiated trends in each business
  - United States
  - Emerging Markets
  - Retail Financial Services

Annual Revenues and Pre-Tax Income



7,296
5,968
+22.3%
+15.6%
2,175
2,514
in €mn
2005
2006
2005
2006


BNP PARIBAS

IRFS: BancWest

- Revenues : +1.7%/4Q05
  - At constant scope and exchange rates: -1.3%/4Q05 (integration of Commercial Federal on 01.12.05)
  - Interest margin : 3.13% compared to 3.51% in 4Q05
- Gross Operating Income: +18.1%/4Q05
  - At constant scope and exchange rates: -2.4%
- Good performance compared to the market in 3Q06
  - Good sales business in 4Q/3Q: loans +1.8%, deposits +2.6% (higher growth than the market)
  - Revenues: +0.6%/3Q06
  - Gross Operating Income: +2.3%/3Q06
- Cost of risk maintained at a very low level
  - 15 bp of weighted assets in 2006 (10 bp in 2005)
  - Good quality of real estate portfolio; marginal *subprime* exposure (*see appendix page 68*)


Annual Revenues and Pre-Tax Income
in €mn
1,877
2,191
+16.7%
891
1,030
+15.6%
2005
2006
2005
2006


BNP PARIBAS

IRFS: Cetelem

- Revenues : +8.3%/4Q05
- #1 in Continental Europe
  - €52.1bn in outstandings excluding the BNP Paribas network as at 31.12.06
  - Outstandings doubled in 4 years
- Strong Sales & Marketing Drive
  - France: outstandings +11.8%*/31.12.2005
  - Fast growth outside France: outstandings +24.3%**
- Operating expenses and depreciation: +15.6%/4Q05
  - Stable for Cetelem France, excluding the sales organisation streamlining plan (€18mn in 4Q06)
  - Continued sustained international business development: Spain, Germany, Italy, Brazil
- Cost of Risk Down
  - One-off write-back in Spain (€28mn)
  - 197 bp in 2006 (excluding the one-off write-back) compared to 208 bp in 2005
- Operating income: +25.2%/4Q05


Annual Revenues and Pre-Tax Income
in €mn
2,015
2,684
+33.2%
602
734
+21.9%
2005
2006
2005
2006


Loans Outstandings
14%
86%
33%
67%
42%
58%
1996
2002
2006
France
Outside France

*restated from the transfer of €0.9bn of outstandings from the consolidation of UCB's receivables
** restated the impact of the disposal of a subsidiary of LaSer Cofinoga in 1Q06


BNP PARIBAS

IRFS: Emerging Markets (1/2)

- Revenues: +43.9% (+15.3%*) / 4Q05
  - Substantial organic growth, especially in Turkey (+34.9%) and in the Maghreb (+11.9%)
  - UkrSibbank's superior growth (Revenues: €68mn in 4Q06 compared to €79mn for the 2Q06 and 3Q06 aggregate)
- Operating expenses and depreciation: +48.9% (+15.5%*)/4Q05
  - 163 branches opened in 4Q06 in Ukraine (111), Turkey (25), Middle East (10) and the Maghreb (17)
- Cost of risk: +10.0% / 4Q05
  - Including the scope effect
- Operating income: +43.6% (+38.2%*)/4Q05


Annual Revenues and Pre-Tax Income
in €mn
766
1,037
+35.4%
249
279
+12.0%
2005
2006
2005
2006


Number of Branches
End of period
574
1,705
841
864
2005
2006
External growth

*At constant scope and exchange rates



IRFS: Emerging Markets(2/2) UkrSibbank

- Very favourable economic environment
  - GDP: +6.5% over 10 months 2006
  - Sharp decline in inflation: +6.8% 1H06/ +14.4% 1H05
- Sharp Growth in Business
  - Loans: 3.6bn USD as at 31.12.2006
- Gradual introduction of cross-selling with the Group's other entities
  - Opened a trade centre
  - Opened a TEB desk
- Gross Operating Income over 9 months: €40mn





Loans Oustandings
in $mn
1,729
2,104
2,591
3,570
1Q06
2Q06
3Q06
4Q06

Rose from 5th to 3rd place* in Ukraine less than a year after the acquisition

in total balance sheet



IRFS 2007: Priorities and Challenges



Europe
Consolidate leading positions in retail financial services

- Intensify the sales and marketing driving through innovation
- Continue efforts to optimise operational effectiveness
- Italy: achieve the expected synergies

BancWest
Implement the organic growth plan

- Grow the branch network, deploy the speciality business centres and bolster the customer relations organisation
- Distribute a wider product range throughout the entire branch network

Emerging countries
(branch networks + financial services)
Grow the revenues by more than 25%

- Continue to pursue investments (190 branch openings planned)
- Roll out all the Group's offering in the networks (consumer lending, credit protection insurance, leasing, car fleet financing, trade finance, etc.)


BNP PARIBAS

Asset Management & Services

In millions of euros	4Q06	4Q06 / 4Q05
Revenues	1,142	+15.7%
Operating Expenses and Dep.	-757	+15.2%
Gross Operating Income	385	+16.7%
Provisions	-3	n.s.
Operating Income	382	+15.8%
Non Operating Items	16	n.s.
Pre-Tax Income	398	+20.2%

	2006	2006/2005
Revenues	€4.4 bn	+ 22.5 %
Operating Exp. and Dep.	-€2.8 bn	+ 18.5%
Pre-Tax Income	€1.6 bn	+26.1%
Cost/Income	63.5 %	- 2.1 pts
Allocated Equity	€4.5 bn	+ 16.1%
Pre-Tax ROE	36 %	+ 3 pts

- Strong revenue growth: +15.7%/4Q05
  - In all business lines
- Increased pace of international growth
  - Bolstered presence in Europe and Asia
- Sharp rise in profitability
  - Pre-tax income: +20.2%/4Q05


Annual Revenues and Pre-Tax Income
in €mn
2,476
3,019
3,552
4,350
x 1.8
723
993
1,266
1,596
x 2.2
2003* 2004* 2005 2006
2003* 2004* 2005 2006

* French accounting standards



AMS: Assets under Management

- Assets under management: up +14%/31.12.05
  - Substantial net asset inflows across all business lines: 8.6% of assets under management
  - Positive performance effect



Net Asset Inflow
in €bn
13.6
14.2
34.1
36.9
2003
2004
2005
2006
Assets under Management
in €bn
429.7
36.9
Net Inflow
24.9
Scope, Performance effects and Others
491.5
31.12.05
31.12.06


BNP PARIBAS

AMS: Wealth and Asset Management

- Buoyant sales and marketing drive and improved cost/income ratio
  - 4Q06 revenues: +17.6% / 4Q05
  - 4Q06 operating expenses and depreciation: +14.6%/4Q05
  - 2006 revenues: + 20.1%/2005
  - 2006 operating expenses and depreciation: +15.4%/2005


Annual Revenues and Pre-Tax Income
in €mn
1,810
2,174
+20.1%
541
715
+32.2%
2005
2006
2005
2006

- Private Banking: revenues = €732mn (+13.7%)
  - Sharp rise in the pace of asset inflows abroad in 2006 : x2.2, mainly in Asia
- Asset Management: revenues = €592mn (+25.2%)
  - Started up new business operations in 4Q06 : Parvest Brazil and Parvest Turkey, CooperNeff Alternative Managers
- Real Estate Services: revenues = €515mn (+18.7%)
  - Fast-growing European leader, focused on corporate services, with a presence in 8 countries
  - Recurring revenues: ¾ from services and ¼ from property development
- Cortal Consors: revenues = €335mn (+29.3%)
  - Net growth in the number of customers: 100,000 in 1 year



AMS – Insurance

- Revenues: +11.3 %/4Q05 despite a high base
- France: record level of gross asset inflows: €11bn in 2006, +17%/2005
  - Share of the unit-linked insurance products in life insurance asset inflows : 40.9% compared to 27.5% for the market
- Abroad: fast-paced growth
  - Presence in 35 countries at the end of 2006: set up operations in 3 new countries in 4Q (Bulgaria, Algeria and Rumania)
  - €4.5bn gross inflows (+28%/2005), in particular: Taiwan and India (savings products) Italy, Brazil, Japan and Chilli (Credit protection insurance)



Annual Revenues
in €mn
1,017
260
757
+25.6%
+44.6%
+19%
1,277
376
901
2005
2006
France
Ouside France



Annual Pre-Tax Income
in €mn
580
+17.2%
680
2005
2006

Sustained commercial momentum
Increased pace of international development


BNP PARIBAS

AMS - Securities Services

- Revenues: +17.6%/4Q05
- Very buoyant business
  - Assets under custody: €3,614bn, +18.2%/4Q05
  - Number of transactions : +19%/4Q05
  - Assets under administration: €623bn as at 31.12.06 (€520bn as at 31.12.05)
- Buoyant sales and marketing effort illustrated by many new mandates
  - Global Pan European custody for Bâloise Assurances Group
  - Custody, valuation and performance allocation for EDF Asset Management


Annual Revenues and Pre-Tax Income
in €mn
725
899
+24.0%
145
201
+38.6%
2005
2006
2005
2006

"Fund Administrator of the Year"
(*FundsEurope 30 Nov. 2006*) **for the second year in a row**

"Most innovative Securities Services provider in Europe"
(*Financial-i 9 Nov. 2006*)


BNP PARIBAS

AMS 2007: Priorities and Challenges


Continue deploying substantial value creative model
Step up the pace of growth abroad
Extend the business model to BNL

Continue deploying substantial value creative model

- Maintain a high level of organic growth based on favourable structural trends
  - Less market sensitivity thanks to expansion of services
  - Limited capital use
  - Limited goodwill investments

Step up the pace of growth abroad

- Strengthen existing positions in Europe
- Accelerate growth in emerging countries: Asia, Middle East, Latin America

Extend the business model to BNL

- Deploy French Private Banking's model in Italy
- Bolster the product offering, in particular by using BNP Paribas Asset Management and BNP Paribas Assurance's expertise

Continuing double-digit organic growth


BNP PARIBAS

Corporate and Investment Banking: 4Q06

In millions of euros	4Q06	4Q06 / 4Q05
Revenues	1,904	+19.0%
Operating Expenses and Dep.	-1,004	+8.4%
Gross Operating Income	900	+33.5%
Provisions	30	n.s.
Operating Income	930	+41.3%
Non Operating Items	-1	n.s.
Pre-Tax Income	929	+38.5%

- Very good 4th quarter for all business lines
  - Revenues: €1,904mn, +19.0%/4Q05, +8.1%/3Q06
  - Gross Operating income: €900mn, +33.5%/4Q05, + 17.6%/3Q06
- Net write-back of provisions
  - New provisions requirements still limited
- Very sharp rise in profitability
  - *Pre-tax income*: €929mn, +38.5%/4Q05, +9.0%/3Q06


Quarterly Revenues
in €mn
1,566
1,568
1,688
1,600
2,282
1,912
1,761
1,904
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06



Corporate and Investment Banking: 2006

	2006	2006/2005
Revenues	€7.9bn	+ 22.4%
Operating Exp. and Dep.	-€4.4bn	+ 18.5%
Gross Operating Income	€3.4bn	+ 27.7%
Pre-Tax Income	€3.8bn	+ 30.0%
Cost/Income	55.9 %	- 1.9 pts
Allocated Equity	€9.4bn	+ 3.9%
Pre-Tax ROE	40%	+ 8 pts

- Sustained growth throughout the year, essentially in Capital Markets business lines
- Particularly low cost/income ratio
- Substantial growth in pre-tax income
- Sharp rise in ROE year-on-year


Annual Revenues
in €bn
6.4
+22.4%
7.9
26%
34%
40%
30%
37%
33%
2005
2006
Equity and Advisory
Fixed Income
Financing Businesses


BNP PARIBAS

CIB: Advisory and Capital Markets

- **An excellent quarter for all the business lines**
  - 4Q06 revenue: €1,224mn, +24.0%/4Q05, +6.8%/3Q06
  - 4Q06 pre-tax income: €510mn, +49.6%/4Q05
- **Fixed Income: 2nd best quarter after 1Q06**
  - Credit derivatives: double customer revenues/4Q05
  - Interest rate and FX derivatives: sharp growth in business volumes with customers in Asia
  - Substantial revenues from primary bond and structured issues
- **Equity Derivatives: excellent performance in all regions world-wide.**
  - Sustained customer business across all product lines
  - Fast-paced growth in customer business in the United States, well positioned in fast-growing Asian markets
- **Corporate Finance: position as # 1 in France and # 8 in Europe confirmed**
  - Major M&A activity in Europe
  - Sharp rise in Equity Capital Markets in Europe as well as in Asia (4 IPOs in China/HK during the quarter)


Pre-Tax Income and
Pre-Tax ROE
in €mn
39%
57%
1,251
2,028
2005
2006


BNP PARIBAS

CIB: Financing Businesses

- **Sustained growth throughout the quarter**
  - 4Q06 revenues: €680mn, +10.9%/4Q05, + 10.6%/3Q06
  - Pre-tax: €419mn, +27.0%/4Q05
- **Structured Finance**
  - The year's best quarter in terms of revenues, especially in Europe
- **Energy and Commodities Finance: major revenue growth**
  - Strong business volumes in structured commodities, asset and infrastructure finance
  - Negative effect of drop in oil prices on oil trade finance revenues
- **Risk weighted assets down over the year (-3.4%)**
  - Significant rise in gross risk weighted assets offset by the rise in protection bought
- **Pre-Tax ROE: 30% (+ 2 pts)**


Pre-Tax Income and
Pre-Tax ROE
in €mn
28%
1,639
30%
1,729
2005
2006


Average Risk Weighted Assets
in €bn
5.7
95.8
+11%
-3.4%
20.2
92.5
2005
2006
Protection bought
Average net weighted assets


BNP PARIBAS

CIB: A European Leader With Global Franchises

- **Equity, Interest Rate, FX and Credit Derivatives**
  - *Equity Derivatives House of the Year - Risk Awards 2007* (Risk Magazine, Jan. 07)
  - *Bank of the Year for Interest Rate Derivatives* (The Banker, Oct. 06)
  - *Global Structured Products House of the Year* (Euromoney, July 06)
  - *Innovation of the year, Americas: arranger of HP's share buyback programme* (Structured Products, April 06)

- **Energy, Commodities, Export and Project Finance**
  - *Best Project Finance Arranger* (Project Finance Magazine, Aug. 06)
  - *#2 Top Arrangers of Global Trade Finance Loans** (Dealogic – Full year 2006)
  - *Excellence in Renewable Energy award* (Energy Business, Dec. 06)
  - *Aircraft Finance Innovator of the Year* (Jane's Transport Finance, Nov. 06)


Risk
Awards
2007

The Banker
Investment
Banking
Awards 2006

EUROMONEY
2006

products

EUROMONEY
2006

dealogic

Energy Business

Jane's TRANSPORT

*including aircraft and shipping finance



CIB: A Powerful Presence in Asia

- **Major presence in the main countries**
  - 3,300 employees, 23% of CIB's workforce
- **Leader in Derivatives**
  - *Best Credit Derivatives Provider Asia* (Global Finance, Sept 06)
  - *Rising Star Derivatives House* (The Asset Asian Derivatives and Structured Products Awards 2006)
  - #1 in exotic rate derivatives in all Asian currencies (AsiaRisk, April 06)
  - #3 interest rate and FX directives in euros, dollars and yens (Asia Money, April 06)
- **Leader in Energy, Commodities & Project Finance**
  - *#1 Mandated Arrangers of Asia Pacifc Trade Finance Loans* (2006, Dealogic)
- **Recognised Presence in Corporate Finance**
  - *Best Mid-Cap Equity House of the Year* (The Asset, Dec. 06) for the 4th year in a row
  - *Best M&A Deal of the Year* - Cathay Pacific Acquisition of Dragonair (Finance Asia, June 06)


Beijing
Tokyo
Seoul
Osaka
Taipei
New Delhi
Shanghai
Mumbai
Hanoi
Hong Kong
Bangkok
Manilla
Ho Chi Minh City
Kuala Lumpur
Singapore
Jakarta
Sydney
Melbourne

- Structured Finance
- Energy & Commodities
- Fixed Income
- EQD
- Corporate Finance










BNP PARIBAS

CIB 2007: Priorities and Challenges

Grow strategic franchises
- Maintain leadership in derivative product innovation
- Expand flow business in derivatives (Equity, Fixed Income)
- Capitalise on our positions in specialised financing
- Grow the customer base (financial institutions, mid caps, etc.)

Invest in emerging markets
- Step up organic growth in China, India, Russia and in the Gulf

Reinforce synergies with the other business lines
- Accelerate the expansion the Italian franchise
- Grow cross-selling with the Group's retail banking networks (IRFS, FRB)

Optimise capital usage
- Continue to focus on higher added value businesses
- Maintain selectivity at origination
- Actively manage the loan portfolio

A strong and profitable growth potential
Investor Day on June 20th 2007


BNP PARIBAS

BNL Group Results: 4Q06

Results under comparable method*			
in millions of euros	4Q06	4Q05	4Q06 / 4Q05
Revenues	**817**	**746**	**+9.5%**
Operating Expenses and Dep.	-527	-526	+0.2%
Gross Operating Income	**290**	**220**	**+31.8%**
Provisions	-94	-35	n.s.
Operating Income	**196**	**185**	**+5.9%**
Non Operating Items	13	17	-23.5%
Pre-Tax Income	**209**	**202**	**+3.5%**
Cost / Income	64.5%	70.5%	-6.0 pt

*Restated according to BNP Paribas aggregates, excluding restructuring costs and the effect of harmonisation effects with Group accounting standards

Contribution** to BNP Paribas Group	
in millions of euros	4Q06
Revenues	778
Operating Expenses and Dep.	-526
Gross Operating Income	252
Provisions	-92
Operating Income	160
Non Operating Items	17
Pre-Tax Income	177
Cost / Income	67.6%
Allocated Equity (€bn)	4.2
Pre-Tax ROE	17.0%

**including allocated equity and compliance with group standards

- Revenues: +9.5%/4Q05
  - +5.2% excluding capital gains from asset disposals
- Operating expenses and depreciation: +0.2%/4Q05
  - Realisation of expected cost synergies: €23mn in 4Q06, after €15mn in 3Q06
- Cost of risk: in line with previous quarters in 2006
  - One-off write-backs in 4Q05 (+€27mn)


Cost of risk***
in €mn
97
64
84
92
1Q06****
2Q06
3Q06
4Q06

Contribution to the Group * 1Q06 pro forma


BNP PARIBAS

BNL: Business Trends

Individual Customers

Loans Outstandings
BNL SpA


20.9
+9.3%
22.8
4.6
16.3
4.4
18.4
Other Loans
Mortgages
in €bn
2005
2006

Deposits Outstandings
BNL SpA


+2.1%
26.4
26.9
in €bn
2005
2006

Corporate Customers

Loans Oustandings
BNL SpA


+5.4%
28.7
30.2
in €bn
2005
2006

Deposits Outstandings
BNL SpA


+5.2%
21.7
22.8
in €bn
2005
2006


BNP PARIBAS

BNL: Integration Progress Report
BNL banca commerciale

- New organisation in place in the Retail & Private et Corporate divisions
- New territorial organisation brought down to 5 regions
  - Pilot project under way in the Northeast region (completion expected by end of March)
- Renovated Retail & Private product offering
  - Success of a second life-insurance product (over €1bn collected in Jan./Feb.)
  - Launch of new "Conto Revolution"
- Initial cross-selling to businesses
  - New customer contacts with the Italian desks opened in Paris, Lyon and Tunis and with the French desks in Rome and Milan
  - First international cash management mandates
  - Developed structured transactions for local authorities


Northwest
(Milan)
Northeast
(Bologna)
Centre
(Florence)
Latium and
Sardinia
(Rome)
South
(Naples)

Revitalising the BNL franchise



BNL: Integration Progress Report
Business Lines

CIB

- BNP Paribas-BNL CIB fully operational with 225 professionals
- Training of BNL bc customer relationship managers on CIB products under way
- Joint client visits with BNL bc has started

IRFS

- Leasing: tying up of the organisations to create a leader in Italy under way
- Distribution agreements signed between Arval and the Corporate Division, and between UCB and the Retail & Private Division
- Italian desk operational in Tunisia and being opened in Turkey

AMS

- Promising success of the two new structured products (4WD, Target Return)
- BNL Vita / UNIPOL agreement signed to distribute life-insurance products
- BNL – BNP Paribas Private Bank launched: new asset management services offered

BNP Paribas' know-how brought to BNL's customers



BNL : Integration Progress Report
Synergies

- Restructuring costs in 4Q06: €141mn booked at the Group level
- Implementation of the HR plan signed in Nov. 2006 by BNL SpA
  - First employees leaving as part of the early retirement plan at the end of March
- Project management and synergies tracking tool in place
  - Managers fully accountable for business and financial targets



Synergies
expected in 2007
in €mn
79
-60
100
119
Gross Revenues Synergies
Marginal Costs
Cost Synergies
Total Synergies

Synergies expected in 2007: €119mn


BNP PARIBAS

BNP Paribas

Results as at 31 December 2006

Perspectives

Key Strenghts

- **Business lines developing strong franchises**
  - Retail banking: combination of branch retail banking and retail financial services expertise
  - CIB and AMS: leading business lines with strong organic growth potential
  - Innovation as a factor of out performance
- **Business mix promoting regular growth**
  - Anchored in Europe with 2 home markets (France and Italy)
  - A growing presence in emerging countries based on the combined growth of the branch banking network and the business lines' platforms
  - Giving the Group flexible growth options
- **Proven delivery skills and know-how**
  - An integrated organisation that facilitates cross-selling and growth control
  - Acquisition of BNL and integration in line with targets

2007 Goals

- Consolidate the franchises and the leading positions of each of the Group's core businesses
  - Commercial out performance to be reached through innovation and customer satisfaction
  - Major growth in international businesses
- Continue to enhance operating efficiency
  - FRB: maintain a positive jaws effect each year of at least one point, excluding PEL/CEL effects
  - BNL bc: achieve the cost and revenue synergies expected
  - AMS: invest to generate growth while maintaining a positive jaws effect
  - IRFS: continue to pursue investments in organic growth and achieve the synergies associated with acquisitions
  - CIB: maintain one of the best cost/income ratios in the industry


BNP PARIBAS

2007: Remain Vigilant in Risk Management

- A prudent risk policy and stringent monitoring procedures
  - Limited real estate risks both in Europe and in the United States
  - Active syndication of corporate loans, in particular LBOs
  - Moderate exposure to market risks and counterparty risks largely collateralised
  - BNL incorporated in the Group's risk management procedures


Cost of risk
Net provisions / RWA
FRB
23
26
32
39
25
18
2001 2002 2003 2004 2005 2006
BancWest
61
38
30
16
10
15
2001 2002 2003 2004 2005 2006
Cetelem
213
209
194
217
209
197
2001 2002 2003 2004 2005 2006*
CIB
51
62
62
7
-9
-17
0
2001 2002 2003 2004 2005 2006
* Excl exceptional items


BNP PARIBAS

2005–2006: Capital Management

- Pay out ratio raised in two years from 37.9% to 40.3%
- Only 60% of BNL acquisition financed by the rights issue
- Organic growth and other acquisitions financed through own cashflow
- Tier 1 ratio stable over two years : 7.4% as at 31 December 2006

Capital Uses and Resources: 2005 + 2006 *(in billions of €)*

Uses		Ressources	
Other	0.5	Capital increase	5.4
BNL acquisition	8.9	Hybrid share issues	3.7
Other acquisitions	3.0	Net income group share	13.0
Organic growth	3.9		
Dividends	5.0		
Net share buybacks	0.8		


BNP PARIBAS

2007: Capital Management

- Priority given to organic growth and BNL integration
- Continue the disciplined and targeted acquisition strategy
  - Maintain stringent valuation criteria
  - Geographic and business priorities unchanged
- Preparing for the switch to Basel II: all the core businesses well-positioned for pillar 1
  - Due to the nature of the businesses and the quality of the portfolios


BNP PARIBAS

Dividend and Earnings per Share


Earnings per Share
CAGR = +23.0%
in €
4.3
5.6
7.0
8.0
2003*
2004*
2005
2006
Undiluted EPS calculated based on the average number of shares oustandings
Dividend per share
CAGR = +28.8%
in €
1.45
2.00
2.60
3,10**
2003
2004
2005
2006
** subject to shareholders' approval

New strong increase
despite the capital increase realised in 2006

* French accounting standards


BNP PARIBAS

BNP Paribas

Results as at 31 December 2006

Conclusion


BNP PARIBAS

Conclusion

BNL: a decisive milestone in BNP Paribas' development now with 2 home markets

A leading position in Europe and a further growth in emerging countries

A powerful and profitable growth drive


BNP PARIBAS

BNP Paribas

Results as at 31 December 2006

Appendices


BNP PARIBAS

Corporate Social Responsibility
Main Initiatives in 2006

Microcredit

- France: financed 1,400 projects
- Bank of the West: funded incubators for microbusinesses
- Emerging countries: project to refinance microcredit organisations in emerging countries

Sponsored small business startups

- Pledged to support 4,000 business startup projects in March 2007 as part of the Entrepreneurs Open House event
- Italy: Artigiancassa supports small and family businesses

Commitment to support medical research

- BNP Paribas sponsors the Telethon in France and in Italy

Economically Depressed Suburbs

- **Project Suburbs:** supported economic development and business startup programmes, academic support for children, local community initiatives (already 40 organisations receive support and 5 microcredit branches are scheduled to open in 2007)
- **6,000 jobs to be created in Seine-Saint-Denis in 2008:** After relocating its IT Division in the city of Montreuil, BNP Paribas is set to become in 2008, with the relocation of its Securities Services business line, the largest employer in Seine Saint Denis

BNP Paribas: Corporate Social Responsability Award 2007 from the Foreign Policy Association



BNP Paribas Group

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**7,052**	**5,622**	**+25.4%**	**6,829**	**+3.3%**	**27,943**	**21,854**	**+27.9%**
Operating Expenses and Dep.	-4,654	-3,669	+26.8%	-4,261	+9.2%	-17,065	-13,369	+27.6%
Gross Operating Income	**2,398**	**1,953**	**+22.8%**	**2,568**	**-6.6%**	**10,878**	**8,485**	**+28.2%**
Provisions	-282	-293	-3.8%	-264	+6.8%	-783	-610	+28.4%
Operating Income	**2,116**	**1,660**	**+27.5%**	**2,304**	**-8.2%**	**10,095**	**7,875**	**+28.2%**
Associated Companies	54	92	-41.3%	118	-54.2%	293	352	-16.8%
Other Non Operating Items	145	72	n.s.	4	n.s.	182	197	-7.6%
Non Operating Items	**199**	**164**	**+21.3%**	**122**	**+63.1%**	**475**	**549**	**-13.5%**
Pre-Tax Income	**2,315**	**1,824**	**+26.9%**	**2,426**	**-4.6%**	**10,570**	**8,424**	**+25.5%**
Tax Expense	-481	-358	+34.4%	-638	-24.6%	-2,762	-2,138	+29.2%
Minority Interests	-115	-131	-12.2%	-113	+1.8%	-500	-434	+15.2%
Net Income, Group Share	**1,719**	**1,335**	**+28.8%**	**1,675**	**+2.6%**	**7,308**	**5,852**	**+24.9%**
Cost / Income	**66.0%**	**65.3%**	**+0.7 pt**	**62.4%**	**+3.6 pt**	**61.1%**	**61.2%**	**-0.1 pt**


BNP PARIBAS

Number of shares, Earnings and Book Value per Share

Number of shares

in millions	2006	2005
Number of Shares (end of period)	930.5	838.2
Number of Shares excluding Treasury Shares (end of period)	905.3	835.7 *
Average number of Shares outstanding excluding Treasury Shares	893.8	836.0 *

Earnings per share

In euros	2006	2005
Earnings Per Share (EPS)	8.03	6.96 *
Diluted Earning Per Share (Diluted EPS)	7.95	6.90 *

Book Value per share

In euros	31/12/2006	31/12/2005
Book value per share	**49.8**	**45.8 ***
of which shareholders' equity not re-evaluated	*44.2*	*39.3 **

** Restated for the impact of the rights issue realised in March 2006.*


BNP PARIBAS

A Solid Financial Structure

Equity

In billions of euros	31-Dec-06	31-Dec-05
Shareholders' equity Group share, not re-evaluated (a)	37.2	30.7
Valuation Reserve	5.0	5.5
(of which BNP Paribas Capital)	(2.2)	(1.6)
Total Capital ratio	10.5%	11.0%
Tier One Ratio (b)	7.4%	7.6%

(a) Excluding undated participating subordinated notes and after estimated distribution.
(b) on estimated risk weighted assets respectively of E465.2 bn as at 31.12.06 and E377.7bn as at 31.12.05.

Return on Equity	21.2%	20.2%

Coverage ratio

In billions of euros	31-Dec-06	31-Dec-05
Doubtful loans and commitments	15.7	12.7
Provisions	13.9	11.1
Coverage ratio	89%	87%

Ratings

S&P	AA	Positive outlook	Outlook upgraded on November 15, 2006
Moody's	Aa2	Stable outlook	Reaffirmed on February 7, 2006
Fitch	AA	Stable outlook	Reaffirmed on May 15, 2006


BNP PARIBAS

Preparing for the Switch to Basel 2

- **A positive impact of Pillar 1 for all the core businesses despite inclusion of operational risks**
  - Substantial reduction in capital requirements for mortgages
  - Consumer lending mostly prime, hence will also benefit from Basel 2
  - Good quality corporate lending and significant reduction in capital requirements for counterparty risk
  - A more favourable method for AMS (due to the Securities Services business)

- **Well-positioned for Pillar 2**
  - Major regional and industry diversification
  - An internal economic capital model covering all risks

- **A limited Tier 1 ratio gain in 2008 due to the transition period**
  - A floor at 90% of Basel 1 risk weighted assets in 2008
  - New equity deduction rules that will attenuate the increase of the Tier 1 ratio

BNP PARIBAS

Break-down of Commitments by Industry


Insurance 3%
Automotive 1%
Building and Public Works 3%
Chemicals excluding Pharmaceuticals 2%
Wholesale & BulkTrade 7%
Retailers 2%
Energy excluding Electricity 4%
Household goods 1%
Sovereign, Public Administrations and Finance 19%
Real Estate 3%
Equipment excluding IT 3%
Metals & Ores 3%
Private individuals 29%
Business Services 4%
Utilities 1%
Information Technologies 2%
Communications Services 1%
Transport & Logistics 3%
Hotels, Tourism, Leisure 1%
Media & Cultural Services 1%
Healthcare & Pharmateuticals 1%
Utilities (Electricity, Gas, Water, etc) 3%
Agriculture, Food, Tobacco 3%

Gross outstandings + off balance sheet commitments, unweighted = €715 bn as at 31.12.06



Break-down of Commitments by Region


North America (excl. BancWest) 13%
BancWest 6%
Latin America 3%
Africa & Middle East 3%
Asia-Pacific (excl. Japan) 4%
Japan 1%
Other European countries 5%
France 36%
Italy 15%
European Economic Area (excluding Italy) 14%

Gross oustandings + off balance sheet commitments, unweighted = €715 bn as at 31.12.06


BNP PARIBAS

French Retail Banking: 2006

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,408**	**1,386**	**+1.6%**	**1,439**	**-2.2%**	**5,850**	**5,451**	**+7.3%**
Incl. Interest Margin	*791*	*808*	*-2.1%*	*847*	*-6.6%*	*3,380*	*3,189*	*+6.0%*
Incl. Commissions	*617*	*578*	*+6.7%*	*592*	*+4.2%*	*2,470*	*2,262*	*+9.2%*
Operating Expenses and Dep.	-972	-970	+0.2%	-972	+0.0%	-3,811	-3,699	+3.0%
Gross Operating Income	**436**	**416**	**+4.8%**	**467**	**-6.6%**	**2,039**	**1,752**	**+16.4%**
Provisions	-56	-68	-17.6%	-35	+60.0%	-153	-194	-21.1%
Operating Income	**380**	**348**	**+9.2%**	**432**	**-12.0%**	**1,886**	**1,558**	**+21.1%**
Non Operating Items	1	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**381**	**348**	**+9.5%**	**432**	**-11.8%**	**1,887**	**1,558**	**+21.1%**
Income Attributable to AMS	-28	-21	+33.3%	-24	+16.7%	-117	-88	+33.0%
Pre-Tax Income of French Retail Bkg	**353**	**327**	**+8.0%**	**408**	**-13.5%**	**1,770**	**1,470**	**+20.4%**
Cost / Income						65.1%	67.9%	-2.8 pt
Allocated Equity (Ebn)						5.5	5.1	+7.3%
Pre-Tax ROE						32%	29%	+3 pt


BNP PARIBAS

Volatility of the Revenue Items Associated with the PEL/CEL (Home Ownership Savings Plans and Accounts) Provision

- Negligible contribution in 2005 : +€13mn
- A substantial contribution of additional revenues in 2006, especially in Q1

in €mn	1Q06	2Q06	3Q06	4Q06	Year 2006
Volume Effect [1]	38	13	7	8	66
Interest Rate Effect	26	41	32	15	113
Total Effects [2]	**64**	**54**	**38**	**23**	**179**

[1] Consequence of the outflows

[2] Including carrying costs of the provision

  - FRB's 2006/2005 revenues growth: +7.3%
  - Revenues growth excluding the PEL/CEL effects: +4.3%
- Limited contribution expected in 2007
  - Slightly positive volume effect expected due to the continued erosion trend of PEL/CEL outstandings
  - Neutral interest rate effect expected based on the assumption of stable long-term interest rates

Negative base effect for 2007


BNP PARIBAS

FRB* 4Q06: Fees

Fees


in €mn
565
562
557
578
638
623
592
617
198
192
187
202
259
235
206
231
367
371
370
376
379
388
387
386
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
Fees on investment funds and transactions
Fees on other banking transactions

* Including 100% of French Private Banking


BNP PARIBAS

FRB 4Q06: Outstandings

In billions of euros	Outstandings 4Q06	% Change 1 year 4Q06/4Q05	% Change 1 quarter 4Q06/3Q06	Average Outstandings 2006	% Change 1 year 2006/2005
LENDINGS (1)					
Total Loans	**98.3**	**+8.8%**	**+1.9%**	**95.6**	**+9.6%**
Individual Customers	53.1	+13.6%	+1.9%	51.1	+15.5%
Incl. Mortgages	45.7	+14.8%	+2.0%	43.9	+17.1%
Incl. Consumer Lending	7.5	+6.5%	+1.5%	7.3	+7.2%
Corporates	41.9	+4.7%	+2.0%	41.1	+4.4%
DEPOSITS and SAVINGS (1)	**82.1**	**+5.1%**	**+0.8%**	**80.7**	**+4.4%**
Cheque and Current Accounts	34.8	+6.9%	+1.3%	33.9	+6.4%
Savings Accounts	36.9	-2.7%	-1.3%	37.5	-0.9%
Market Rate Deposits	10.4	+36.5%	+6.8%	9.3	+22.9%

(1) Average cash Outstandings

In billions of euros	31-Dec-06	% Change 31.12.06/ 31.12.05	% Change 31.12.06/ 30.09.06
Funds under management			
Life Insurance	52.3	+14.3%	+3.5%
Mutual Funds (2)	77.5	+18.6%	+3.0%

(2) These statistics do not include mutual funds assets registered in Luxemburg (PARVEST). Source: Europerformance.



International Retail Banking and Financial Services

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,879**	**1,704**	**+10.3%**	**1,856**	**+1.2%**	**7,296**	**5,968**	**+22.3%**
Operating Expenses and Dep.	-1,128	-1,033	+9.2%	-1,044	+8.0%	-4,173	-3,385	+23.3%
Gross Operating Income	**751**	**671**	**+11.9%**	**812**	**-7.5%**	**3,123**	**2,583**	**+20.9%**
Provisions	-162	-183	-11.5%	-221	-26.7%	-708	-559	+26.7%
Operating Income	**589**	**488**	**+20.7%**	**591**	**-0.3%**	**2,415**	**2,024**	**+19.3%**
Associated Companies	-9	16	n.s.	20	n.s.	54	112	-51.8%
Other Non Operating Items	3	11	n.s.	4	n.s.	45	39	+15.4%
Pre-Tax Income	**583**	**515**	**+13.2%**	**615**	**-5.2%**	**2,514**	**2,175**	**+15.6%**
Cost / Income						57.2%	56.7%	+0.5 pt
Allocated Equity (Ebn)						7.1	5.8	+22.4%
Pre-Tax ROE						36%	38%	-2 pt



BancWest

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**534**	**525**	**+1.7%**	**531**	**+0.6%**	**2,191**	**1,877**	**+16.7%**
Operating Expenses and Dep.	-267	-299	-10.7%	-270	-1.1%	-1,104	-954	+15.7%
Gross Operating Income	**267**	**226**	**+18.1%**	**261**	**+2.3%**	**1,087**	**923**	**+17.8%**
Provisions	-20	-8	n.s.	-17	+17.6%	-58	-32	+81.3%
Operating Income	**247**	**218**	**+13.3%**	**244**	**+1.2%**	**1,029**	**891**	**+15.5%**
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	1	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**248**	**218**	**+13.8%**	**244**	**+1.6%**	**1,030**	**891**	**+15.6%**
Cost / Income						50.4%	50.8%	-0.4 pt
Allocated Equity (Ebn)						2.6	2.0	+30.5%
Pre-Tax ROE						40%	45%	-5 pt


BNP PARIBAS

Cetelem

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**690**	**637**	**+8.3%**	**675**	**+2.2%**	**2,684**	**2,015**	**+33.2%**
Operating Expenses and Dep.	-430	-372	+15.6%	-360	+19.4%	-1,518	-1,098	+38.3%
Gross Operating Income	**260**	**265**	**-1.9%**	**315**	**-17.5%**	**1,166**	**917**	**+27.2%**
Provisions	-101	-138	-26.8%	-138	-26.8%	-520	-453	+14.8%
Operating Income	**159**	**127**	**+25.2%**	**177**	**-10.2%**	**646**	**464**	**+39.2%**
Associated Companies	1	16	-93.8%	14	-92.9%	52	108	-51.9%
Other Non Operating Items	-1	7	n.s.	1	n.s.	36	30	+20.0%
Pre-Tax Income	**159**	**150**	**+6.0%**	**192**	**-17.2%**	**734**	**602**	**+21.9%**
Cost / Income						56.6%	54.5%	+2.1 pt
Allocated Equity (Ebn)						1.9	1.6	+14.8%
Pre-Tax ROE						39%	37%	+2 pt


BNP PARIBAS

Arval, BNP Paribas Lease Group, UCB

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**350**	**330**	**+6.1%**	**348**	**+0.6%**	**1,384**	**1,310**	**+5.6%**
Operating Expenses and Dep.	-227	-225	+0.9%	-216	+5.1%	-868	-830	+4.6%
Gross Operating Income	**123**	**105**	**+17.1%**	**132**	**-6.8%**	**516**	**480**	**+7.5%**
Provisions	-19	-17	+11.8%	-15	+26.7%	-44	-58	-24.1%
Operating Income	**104**	**88**	**+18.2%**	**117**	**-11.1%**	**472**	**422**	**+11.8%**
Associated Companies	-9	0	n.s.	1	n.s.	-5	4	n.s.
Other Non Operating Items	1	2	-50.0%	1	+0.0%	4	7	-42.9%
Pre-Tax Income	**96**	**90**	**+6.7%**	**119**	**-19.3%**	**471**	**433**	**+8.8%**
Cost / Income						62.7%	63.4%	-0.7 pt
Allocated Equity (Ebn)						1.8	1.6	+11.6%
Pre-Tax ROE						26%	26%	+0 pt


BNP PARIBAS

Emerging Markets

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**305**	**212**	**+43.9%**	**302**	**+1.0%**	**1,037**	**766**	**+35.4%**
Operating Expenses and Dep.	-204	-137	+48.9%	-198	+3.0%	-683	-503	+35.8%
Gross Operating Income	**101**	**75**	**+34.7%**	**104**	**-2.9%**	**354**	**263**	**+34.6%**
Provisions	-22	-20	n.s.	-51	n.s.	-86	-16	n.s.
Operating Income	**79**	**55**	**+43.6%**	**53**	**+49.1%**	**268**	**247**	**+8.5%**
Associated Companies	-1	0	n.s.	5	n.s.	7	0	n.s.
Other Non Operating Items	2	2	+0.0%	2	+0.0%	4	2	n.s.
Pre-Tax Income	**80**	**57**	**+40.4%**	**60**	**+33.3%**	**279**	**249**	**+12.0%**
Cost / Income						65.9%	65.7%	+0.2 pt
Allocated Equity (Ebn)						0.8	0.5	+49.4%
Pre-Tax ROE						36%	47%	-11 pt


BNP PARIBAS

BancWest: Activity

US GAAP

(in billions of USD)	31.12.06	31.12.05	31.12.06 / 31.12.05	30.09.06	31.12.06 / 30.09.06	Average Outstandings 4Q06 / 4Q05 (At constant scope)
Total Assets	**67.3**	66.3	+1.5%	67.8	-0.7%	
Loans and Leases	**45.9**	43.8	+4.9%	45.1	+1.8%	+5.2%
Deposits	**46.1**	42.4	+8.7%	44.9	+2.6%	+5.5%
Non Performing Assets /Loans and foreclosed properties	**0.57%**	0.51%	+6 bp	0.54%	+3 bp	

	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06
Net Interest Margin	**3.13%**	3.51%	-38 bp	3.16%	-3 bp


BNP PARIBAS

BancWest: Good Quality Real Estate Portfolio

- Less exposed to the real estate sector, at 53% of loan portfolio, than its peer group: 62%
- Commercial real estate: 25% of the portfolio
  - half of which corresponds to C&I loans collateralised by owner occupied property
  - less than 2% is rated substandard by the bank
  - contributing negligibly to BancWest's overall cost of risk
- Mortgage lending to individuals: 28% of the portfolio
  - Portfolio diversified across 20 U.S. states including California 38% and Hawaii 14%
  - Negligible share of loans granted to subprime customers

Loan Portfolio as at 31/12/06


Consumer
Mortgage Lending
Corporate Real Estate
Commercial & Industrial
22%
25%
25%
28%
53%

Segmentation of mortgages granted to individual customers


FICO Scores
Super Prime
Prime
Sub Prime
48%
51%
1%
99%
50%
48%
2%
98%
First Mortgage
Home Equity Loans


BNP PARIBAS

Financial Services: Outstandings

In billions of euros	Dec-06	Dec-05	% Change 1 year / Dec-05	Sep-05	% Change 1 quarter / Sep-06
CETELEM	**53.3**	**47.4**	**+12.6%**	**49.9**	**+6.8%**
France (1)	30.9	26.8	+15.3%	28.7	+7.6%
Outside France (2)	22.5	20.6	+9.2%	21.2	+5.8%
BNP Paribas Lease Group MT	**15.8**	**15.1**	**+4.8%**	**15.6**	**+1.2%**
France	10.6	10.8	-2.0%	10.6	-0.4%
Europe (excluding France)	5.2	4.3	+21.8%	5.0	+4.6%
UCB	**32.6**	**28.0**	**+16.3%**	**32.1**	**+1.6%**
France (1)	16.1	15.4	+4.7%	16.5	-2.6%
Europe (excluding France)	16.5	12.6	+30.4%	15.5	+6.0%
Long Term Leasing with Services	**6.6**	**6.1**	**+8.4%**	**6.5**	**+1.7%**
France	2.1	2.0	+5.8%	2.1	+1.7%
Europe (excluding France)	4.5	4.1	+9.7%	4.4	+1.6%
ARVAL (in thousands)					
Financed vehicles	**504**	**469**	**+7.4%**	**494**	**+1.9%**
included in total managed vehicles	623	607	+2.7%	618	+0.8%

(1) Transfer of E0.9bn from UCB France to Cetelem France (activity of debt consolidation)

(2) Disposal of a subsidiary of LaSer-Cofinoga in 1Q06 (€2.5bn)

BNP PARIBAS

Asset Management & Services

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,142**	**987**	**+15.7%**	**1,064**	**+7.3%**	**4,350**	**3,552**	**+22.5%**
Operating Expenses and Dep.	-757	-657	+15.2%	-694	+9.1%	-2,763	-2,331	+18.5%
Gross Operating Income	**385**	**330**	**+16.7%**	**370**	**+4.1%**	**1,587**	**1,221**	**+30.0%**
Provisions	-3	0	n.s.	-6	n.s.	-2	-8	n.s.
Operating Income	**382**	**330**	**+15.8%**	**364**	**+4.9%**	**1,585**	**1,213**	**+30.7%**
Non Operating Items	16	1	n.s.	-3	n.s.	11	53	n.s.
Pre-Tax Income	**398**	**331**	**+20.2%**	**361**	**+10.2%**	**1,596**	**1,266**	**+26.1%**
Cost / Income						63.5%	65.6%	-2.1 pt
Allocated Equity (Ebn)						4.5	3.8	+16.1%
Pre-Tax ROE						36%	33%	+3 pt

BNP PARIBAS

AMS: Wealth and Asset Management

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**595**	**506**	**+17.6%**	**517**	**+15.1%**	**2,174**	**1,810**	**+20.1%**
Operating Expenses and Dep.	-416	-363	+14.6%	-353	+17.8%	-1,465	-1,270	+15.4%
Gross Operating Income	**179**	**143**	**+25.2%**	**164**	**+9.1%**	**709**	**540**	**+31.3%**
Provisions	-1	0	n.s.	-1	+0.0%	-1	0	n.s.
Operating Income	**178**	**143**	**+24.5%**	**163**	**+9.2%**	**708**	**540**	**+31.1%**
Non Operating Items	9	0	n.s.	-3	n.s.	7	1	n.s.
Pre-Tax Income	**187**	**143**	**+30.8%**	**160**	**+16.9%**	**715**	**541**	**+32.2%**
Cost / Income						67.4%	70.2%	-2.8 pt
Allocated Equity (Ebn)						1.3	1.1	+22.1%
Pre-Tax ROE						55%	51%	+4 pt


BNP PARIBAS

AMS: Insurance

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**326**	**293**	**+11.3%**	**318**	**+2.5%**	**1,277**	1,017	**+25.6%**
Operating Expenses and Dep.	-156	-135	+15.6%	-156	+0.0%	-599	-481	+24.5%
Gross Operating Income	**170**	**158**	**+7.6%**	**162**	**+4.9%**	**678**	**536**	**+26.5%**
Provisions	-2	0	n.s.	-5	n.s.	-1	-8	n.s.
Operating Income	**168**	**158**	**+6.3%**	**157**	**+7.0%**	**677**	**528**	**+28.2%**
Non Operating Items	7	1	n.s.	0	n.s.	3	52	n.s.
Pre-Tax Income	**175**	**159**	**+10.1%**	**157**	**+11.5%**	**680**	**580**	**+17.2%**

	2006	2005	2006 / 2005
Cost / Income	46.9%	47.3%	-0.4 pt
Allocated Equity (Ebn)	2.6	2.3	+12.7%
Pre-Tax ROE	26%	25%	+1 pt


BNP PARIBAS

AMS: Securities Services

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**221**	**188**	**+17.6%**	**229**	**-3.5%**	**899**	**725**	**+24.0%**
Operating Expenses and Dep.	-185	-159	+16.4%	-185	+0.0%	-699	-580	+20.5%
Gross Operating Income	**36**	**29**	**+24.1%**	**44**	**-18.2%**	**200**	**145**	**+37.9%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**36**	**29**	**+24.1%**	**44**	**-18.2%**	**200**	**145**	**+37.9%**
Non Operating Items	0	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**36**	**29**	**+24.1%**	**44**	**-18.2%**	**201**	**145**	**+38.6%**
Cost / Income						77.8%	80.0%	-2.2 pt
Allocated Equity (Ebn)						0.6	0.5	+19.7%
Pre-Tax ROE						36%	31%	+5 pt



AMS: Net Asset Inflow and Assets under Management

Net Asset Inflow 2006
€36.9bn



€19.5bn
€0.3bn
€6.2bn
€10.9bn

Assets under Management



491.5
+€61.8bn
429.7
4.5
Net Asset Inflow
€36.9bn
101.5
91.9
Scope, performance, exchange and others
€24.9 bn
159.4
144.8
226.1
193.0
in €bn
31.12.05
31.12.06

☐ Asset Management ☐ Private Banking and Cortal Consors ☐ Insurance ☐ Real Estate Services


BNP PARIBAS

AMS: Breakdown of Assets Source by Customer Segment


31 December 2005
27%
62%
11%
€429.7bn
Corporate and Institutional
Individuals
External Distribution
31 December 2006
28%
61%
11%
€491.5bn


BNP PARIBAS

Asset Management: Breakdown of Assets under Management

31/12/05


Money Market
27%
Bonds
28%
Alternative, structured and Index-based
14%
Diversified
13%
Equity
18%
45%

€193.0bn

31/12/06


Money Market
26%
Bonds
24%
Alternative, structured and Index-based
16%
Diversified
13%
Equity
21%
50%

€226.1bn

Growing share of high value added assets


BNP PARIBAS

Corporate and Investment Banking

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,904**	**1,600**	**+19.0%**	**1,761**	**+8.1%**	**7,859**	**6,422**	**+22.4%**
Operating Expenses and Dep.	-1,004	-926	+8.4%	-996	+0.8%	-4,397	-3,711	+18.5%
Gross Operating Income	**900**	**674**	**+33.5%**	**765**	**+17.6%**	**3,462**	**2,711**	**+27.7%**
Provisions	30	-16	n.s.	82	n.s.	253	130	n.s.
Operating Income	**930**	**658**	**+41.3%**	**847**	**+9.8%**	**3,715**	**2,841**	**+30.8%**
Non Operating Items	-1	13	n.s.	5	n.s.	42	49	-14.3%
Pre-Tax Income	**929**	**671**	**+38.5%**	**852**	**+9.0%**	**3,757**	**2,890**	**+30.0%**
Cost / Income						55.9%	57.8%	-1.9 pt
Allocated Equity (Ebn)						9.4	9.1	+3.9%
Pre-Tax ROE						40%	32%	+8 pt


BNP PARIBAS

CIB: Advisory and Capital Markets

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**1,224**	**987**	**+24.0%**	**1,146**	**+6.8%**	**5,274**	**3,890**	**+35.6%**
Operating Expenses and Dep.	-710	-658	+7.9%	-719	-1.3%	-3,284	-2,683	+22.4%
Gross Operating Income	**514**	**329**	**+56.2%**	**427**	**+20.4%**	**1,990**	**1,207**	**+64.9%**
Provisions	-16	-1	n.s.	0	n.s.	-16	-1	n.s.
Operating Income	**498**	**328**	**+51.8%**	**427**	**+16.6%**	**1,974**	**1,206**	**+63.7%**
Non Operating Items	12	13	-7.7%	4	n.s.	54	45	+20.0%
Pre-Tax Income	**510**	**341**	**+49.6%**	**431**	**+18.3%**	**2,028**	**1,251**	**+62.1%**
Cost / Income						62.3%	69.0%	-6.7 pt
Allocated Equity (Ebn)						3.6	3.2	+9.8%
Pre-Tax ROE						57%	39%	+18 pt


BNP PARIBAS

CIB: Financing Businesses

In millions of euros	4Q06	4Q05	4Q06 / 4Q05	3Q06	4Q06 / 3Q06	2006	2005	2006 / 2005
Revenues	**680**	**613**	**+10.9%**	**615**	**+10.6%**	**2,585**	**2,532**	**+2.1%**
Operating Expenses and Dep.	-294	-268	+9.7%	-277	+6.1%	-1,113	-1,028	+8.3%
Gross Operating Income	**386**	**345**	**+11.9%**	**338**	**+14.2%**	**1,472**	**1,504**	**-2.1%**
Provisions	46	-15	n.s.	82	n.s.	269	131	n.s.
Operating Income	**432**	**330**	**+30.9%**	**420**	**+2.9%**	**1,741**	**1,635**	**+6.5%**
Non Operating Items	-13	0	n.s.	1	n.s.	-12	4	n.s.
Pre-Tax Income	**419**	**330**	**+27.0%**	**421**	**-0.5%**	**1,729**	**1,639**	**+5.5%**
Cost / Income						43.1%	40.6%	+2.5 pt
Allocated Equity (Ebn)						5.9	5.8	+0.6%
Pre-Tax ROE						30%	28%	+2 pt

BNP PARIBAS

CIB: Risk Weighted Assets by Type


Risk Weighted Assets - CIB
(beginning of period)
Market Risks
Counterparty Risks - Capital markets
Credit Risks - Financing Businesses
in €bn
136
146
156
149
153
149
150
153
8.7
7.0
7.0
6.6
6.4
5.3
5.1
6.1
37.5
40.3
46.7
49.0
48.9
52.4
56.0
54.6
89.4
98.5
102.0
93.3
97.6
91.7
88.7
92.1
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
+9.2%/4Q05
-1.3%/4Q05


BNP PARIBAS

VaR (1 day - 99%) by Type of Risk


Total
23 38 22 22 25 28 27 19 19 36 25 28 16 19 21 20
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06
30.06.06
30.09.06
31.12.06


Commodities
Change and others
Equities
Interest Rate
Credit
Netting
Average Quarterly VaR
In millions of euros

Introduced credit risk in 4Q03, which was previously included and offset in interest rate risks
(Diagram: data from the last market trading date of the period)


BNP PARIBAS

P&L Reclassifications Explained


1
2
3
4
5
Reclassifications
Purchase Accounting

BNL 4Q06

	As published in Italy	Group Contribution
Revenues	796	778
Operating Exp. and Dep.	(967)	(526)
Gross Operating Income	(171)	252
Provisions	(158)	(92)
Operating Income	(329)	160
Pre-Tax Income	(316)	177

in €mn

1. -€23mn: fees transferred from operating expenses to revenues
2. (-€44mn): provisions for credit related litigations transferred from costs to cost of risk
3. -€35mn: contribution does not take into account the results on BNL's AFS revaluated on purchase accounting at the time of the acquisition
4. (-€425mn): one-off costs in BNL's published accounts corresponding to BNP Paribas' balance sheet adjustments and restructuring costs
5. (-€100mn): one-off provisions in BNL's published accounts corresponding to BNP Paribas' balance sheet adjustments


BNP PARIBAS

Klépierre: 2006

In millions of euros	1Q06	2Q06	3Q06	4Q06	2006
Revenues	**75**	**76**	**67**	**125**	**343**
Operating Expenses and Dep.	-23	-23	-21	-27	-94
Gross Operating Income	**52**	**53**	**46**	**98**	**249**
Provisions	0	0	0	-3	-3
Operating Income	**52**	**53**	**46**	**95**	**246**
Non Operating Items	0	0	0	1	1
Pre-Tax Income	**52**	**53**	**46**	**96**	**247**
Cost / Income	30.7%	30.3%	31.3%	21.6%	27.4%
Allocated Equity (Ebn)					1.1
Pre-Tax ROE					23%

- Given Klépierre significant growth and the growing share of its contribution to the Group's results, from now on its results will be reported half yearly in accordance with its financial reporting practices, as a listed company.


BNP PARIBAS

BNP Paribas

Results as at 31 December 2006

Paris

15 February 2007

END